







Symantec™

# 2013 Annual Report

**Proxy Statement and Form 10-K**

**FORWARD-LOOKING STATEMENT:** This annual report contains forward-looking statements, which are subject to safe harbors under the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward looking statements including words such as "expects," "plans," "anticipates," "believes," "estimates," "predicts," "projects," and similar expressions. Statements that refer to projections of our future financial performance, anticipated growth and trends in our businesses and in our industries, the anticipated impacts of acquisitions, and other characterizations of future events or circumstances are forward-looking statements. These statements are only predictions, based on our current expectations about future events and may not prove to be accurate. We do not undertake any obligation to update these forward-looking statements to reflect events occurring or circumstances arising after the date of this report. These forward-looking statements involve risks and uncertainties, and our actual results, performance, or achievements could differ materially from those expressed or implied by the forward-looking statements on the basis of several factors, including those that we discuss in our Risk Factors, set forth in Part I, Item 1A, of our annual report on Form 10-K for the fiscal year ended March 29, 2013. We encourage you to read that section carefully.

Dear Fellow Shareholders:



I'm thrilled with how the Symantec team executed this year and proud of the great work done by our talented and engaged employees. I'm also pleased that we were able to run the company and deliver solid results while changing the company to improve our ability to create long-term shareholder value.

Fiscal 2013 was the start of a major transformation for Symantec. We focused on developing our long-term strategy to drive organic growth, functionalized the organization to break down silos and eliminate redundancies in addition to improving our focus and capabilities in marketing, product management, and development.

We expanded the scope of our sales leaders in each geography and have them reporting directly to me. This will help us become a global company that better leverages our size and scale while being more locally responsive to better serve customers and partners. We also began planning for the simplification of our management structure in fiscal 2014 to make us more agile and competitive in the future.

## OUR VISION & STRATEGY

The Symantec 4.0 strategy is targeted to consistently deliver better than 5% organic revenue growth and greater than 30% non-GAAP operating margins within the next 2-3 years. Starting with a blank sheet of paper, we analyzed our opportunities and capabilities. We developed a strategy that will establish leadership in an evolving information-centric world. Our strategy is based on identifying and delivering security and information management solutions that solve large unmet or underserved customer needs better than anybody else and building competitive advantage.

The three pillars of our strategy include developing innovative offerings, redefining our go-to-market strategy to drive excellence, and building the people, process, and technology infrastructure to make Symantec the best it can be in both the short and long-term.

### Offerings

With data exploding at exponential rates and the evolving sophistication of attacks, we need to think of innovative ways to secure and manage valuable information. Hence, we developed a three-pronged approach to our offering strategy:

1. ***Manage our existing point solutions as a portfolio and reallocate resources to the offerings with the largest growth opportunity:*** We will differentiate our investments based on the opportunity for individual solutions to drive sustainable growth. We combined some offering teams to drive better focus and eliminate redundancies of both people and technology. This effort freed up additional resources to fund higher growth opportunities.
2. ***Deliver innovative new offerings that leverage technologies throughout Symantec to solve important customer problems:*** We evaluated over 300 ideas through a rigorous set of market criteria, deep technical assessment, our ability to win in the market, as well as the investment required against the potential 3-5 year returns. As a result, we identified 10 new offerings that will provide comprehensive solutions and power faster growth when we bring them to market over the next couple of years.
3. ***Deliver innovative new offerings through partnerships with key industry leaders:*** Integrate our capabilities with their capabilities to solve even broader and larger customer problems. We are excited about the opportunities that have come out of this effort and expect multiple announcements of new partnerships that will deliver real value for customers in fiscal 2014 and beyond.

## Go-To-Market

We are in the process of significantly changing our go-to-market (GTM) plans in order to improve both the effectiveness and efficiency of our sales and marketing. We are upgrading the talent and capability of both our marketing and sales organizations. The key highlights are the following:

1. ***Sales force focus on new license:*** We will separate the renewals sales process from the new license sales process by creating a field sales force focused and compensated on generating new business only. We will have a sales force of hunters versus a combination of hunters and farmers.
2. ***New renewals team:*** We will create a centrally managed renewals team that will focus exclusively on this important revenue stream. This is a large opportunity to improve the value we deliver for customers as our previous approach was both high cost and low quality relative to peer benchmarks.
3. **Sales force specialization*:*** We will reorganize our field sales force into two specialized roles, one focused on information security and the other on information management. This concept has been well received by both customers and our sales force as the focus will drive deeper product expertise and improve our execution.
4. ***New channel strategy:*** Finally, we are completely revamping our channel strategy to better align our offerings with the optimal route to market and our channel partners' capability. We will align the economics and incentives based on the value created by the partner and expect this will result in fewer, more focused, and successful partners.

## People, Process, and Technology Infrastructure

Having the right strategy is critical to any company's success, but value is created through execution. In order to dramatically improve the quality, consistency, and efficiency of our execution we are focused on a few key things:

1. ***Simplify:*** We believe there is a large opportunity to simplify many customer and partner facing aspects of our company to become much less complex and easier to do business with.
2. ***Streamline:*** We've eliminated middle management and removed some redundancies across the organization to improve our responsiveness and decision making.
3. ***WorkSmart:*** We are implementing a concept we are calling WorkSmart. In simple terms, this is about choosing the work we do wisely and then working hard every day to improve how we do that work through a rigorous focus on people, process, and technology. We believe WorkSmart will unleash the energy of our team and empower our employees from top to bottom to do the right thing for customers and partners which will help us both accelerate growth and improve margins.

## FISCAL 2013 FINANCIAL REVIEW

Our combination of focus and discipline enabled us to deliver record financial results even during this time of significant transition. We achieved organic revenue growth of 3%, the highest in 3 years, driven by strength in our enterprise backup, information security, and endpoint security offerings.

- GAAP revenue of $6.9 billion grew 5% in constant currency from the previous year.
- Non-GAAP[1] operating margin decreased by 10 basis points to 25.5%.
- Non-GAAP earnings per share of $1.76 grew 8%.
- GAAP deferred revenue posted a record $4 billion, up 3% in constant currency, driven by our sales mix shift to subscriptions.
- Cash flow from operations was $1.6 billion, down 16% driven by reduced collections due to weak billings at the end of the March 2012 quarter as well as higher cost of goods sold, restructuring costs, and cash tax payments.

[1]Non-GAAP results are reconciled to GAAP on page 4

- We demonstrated our commitment to returning excess cash to shareholders by repurchasing 49 million shares of our stock for $826 million at an average share price of $16.98, reducing common stock outstanding by 7%, or a net 3.7% after adjusting for stock compensation.

We also announced our enhanced capital allocation strategy that over time is expected to return approximately 50% of free cash flow to shareholders through a combination of dividends and share repurchases while still enabling the company to invest in its future. Even as the stock price appreciated between the announcement of our capital strategy and the first dividend payment, we set the first dividend at an amount in line with the 2.5% yield target.

**CORPORATE RESPONSIBILITY**

We are committed to integrating social, environmental and governance programs into our business. In fiscal 2013, we focused on issues within three areas: Our People, The World, and Your Information. We renewed our commitment to employees by creating a strategy to become a great place to work and a high performing organization. The representation of women in management increased for the first time from 25% to 27%. Employees became even more engaged in the community, logging a 41% increase in recorded volunteer hours from the year ago period.

We continue to recognize the importance of managing our resources, partnering with our communities, and investing for the future. The expansion of our environmental management system has improved our ability to reduce our environmental impacts. Half of our philanthropic investments support partnerships in the area of education, with a focus on youth science, technology, engineering, and math programs. In addition, we leverage our unique capabilities to provide education and tools to help protect your online experiences. More information is available online at www.symantec.com/corporate_responsibility.

**THE OPPORTUNITIES AHEAD**

In fiscal 2014, we are laying the foundation for people, processes, and infrastructure capabilities to effectively scale our business for the long-term. This foundation, along with our strong assets and enormous opportunities, will help us transition from being device-centric, protecting endpoints and the data center, to having a broader focus of protecting and managing digital information. I've never seen such a target rich environment with so many large unmet, underserved customer needs in markets that are already growing 8-10%, according to IDC reports.

Individuals, businesses, and countries are using new ways to access their digital information as the world is moving into an era of the "Internet of Things" with connected devices touching nearly every aspect of our lives. This is creating new opportunities for us to develop products and services which address mobile devices, web services, web platforms, and the emerging software defined data center and network. Our unmatched technology assets, strong brand, ability to serve customers from individual consumers to very large enterprises and governments plus our capability to lead an ecosystem of deep partnerships, uniquely positions us to take advantage of these emerging trends.

I'm confident we have the right team in place to execute our multi-year roadmaps and implement our critical go-to-market changes. The commitment and dedication of our employees coupled with the unique market opportunities make me optimistic that we can achieve our goals in fiscal 2014 and beyond.

We appreciate the support we've received from our shareholders and hope you are as excited about our prospects as we are.

Regards,



Steve Bennett
President and Chief Executive Officer

# Three Year Summary of Selected Financial Data[1]

| *($ in millions, except per share data)* | FY2013 | FY2012 | FY2011 |
|---|---|---|---|
| **Non-GAAP Financial Results** | | | |
| **Net Revenue** | **$6,906** | **$6,730** | **$6,190** |
| Operating Income | 1,760 | 1,722 | 1,582 |
| **Operating Margin** | **25.5%** | **25.6%** | **25.6%** |
| **Net Income attributable to Symantec stockholders** | **$1,248** | **$1,216** | **$1,148** |
| **Diluted Earnings Per Share** | **$1.76** | **$1.63** | **$1.46** |
| Diluted Weighted-Average Shares Outstanding | 711 | 748 | 786 |
| **GAAP Financial Results** | | | |
| **Net Revenue** | **$6,906** | **$6,730** | **$6,190** |
| Operating Income | 1,106 | 1,104 | 927 |
| **Net Income attributable to Symantec stockholders** | **$755** | **$1,187** | **$626** |
| **Diluted Earnings Per Share** | **$1.06** | **$1.59** | **$0.80** |
| Diluted Weighted-Average Shares Outstanding | 711 | 748 | 786 |
| **Cash Position (including short-term investments)** | **$4,747** | **$3,211** | **$2,958** |
| Total Assets | 14,508 | 13,158 | 12,841 |
| **Deferred Revenue** | **$4,017** | **$3,973** | **$3,819** |
| Long-Term Debt | 2,094 | 2,039 | 1,987 |
| Total Stockholders' Equity | 5,522 | 5,284 | 4,703 |
| **Cash Flow from Operations** | **$1,593** | **$1,901** | **$1,794** |
| **Reconciliation of Non-GAAP Adjustments** | | | |
| **Operating Income** | | | |
| Stock-based compensation | $164 | $164 | $145 |
| Amortization of intangible assets (cost of revenue) | 69 | 91 | 115 |
| Amortization of intangible assets (operating expenses) | 286 | 289 | 270 |
| Restructuring and transition | 125 | 56 | 92 |
| Impairment of intangible assets | - | 4 | 27 |
| Impairment of assets held for sale | - | - | 2 |
| Acquisition/divestiture-related expenses | 10 | 6 | 14 |
| Internally developed software costs | - | - | (10) |
| Settlements of litigation | - | 8 | - |
| **Total Operating Income adjustment** | $654 | $618 | $655 |
| **Net Income** | | | |
| Operating Income adjustment | $654 | $618 | $655 |
| Currency related adjustments from liquidation of foreign entities | - | - | 21 |
| Non-cash interest expense | 58 | 56 | 96 |
| Loss on sale of assets | 7 | - | - |
| Loss on early extinguishment of debt | - | - | 16 |
| Loss (gain) on sale of short-term investments | - | 1 | (13) |
| Joint venture: Amortization of intangible assets | - | 4 | 9 |
| Gain from sale of joint venture | - | (526) | - |
| China VAT refund | (26) | - | - |
| Income tax effect on above items | (186) | (76) | (221) |
| Tax related adjustments: | | | |
| Release of pre-acquisition tax contingencies | (20) | (48) | (32) |
| Change in valuation allowance | 6 | - | (9) |
| **Total Net Income adjustment** | $493 | $29 | $522 |
| **Diluted Earnings Per Share** | | | |
| Stock-based compensation adjustment per share, net of tax | $0.17 | $0.16 | $0.14 |
| Other non-GAAP adjustments per share, net of tax | 0.53 | (0.12) | 0.52 |
| **Total Diluted Earnings Per Share adjustment** | $0.70 | $0.04 | $0.66 |

The non-GAAP financial measures included in the tables adjust for the following items: business combination accounting entries, stock-based compensation expense, restructuring and transition charges, charges related to the amortization of intangible assets, impairments of assets and certain other items. We believe the presentation of these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provides meaningful supplemental information regarding the Company's operating performance for the reasons discussed below. Our management uses these non-GAAP financial measures in assessing the Company's operating results, as well as when planning, forecasting and analyzing future periods. We believe that these non-GAAP financial measures also facilitate comparisons of the Company's performance to prior periods and to our peers and that investors benefit from an understanding of these non-GAAP financial measures.

[1]Effective March 30, 2013, we changed our accounting policy for sales commissions that are incremental and directly related to customer sales contracts in which revenue is deferred. These commission costs are accrued and capitalized upon execution of a non-cancelable customer contract, and subsequently expensed over the term of such contract in proportion to the related future revenue streams. The adoption of this accounting policy change has been applied retrospectively to all periods presented in this Three Year Summary of Selected Financial Data, in which the cumulative effect of the change has been reflected as of the beginning of the first period presented. This change is not reflected in the 10-K attached to the 2013 Annual Report.

Dear Fellow Shareholders:

As your Board of Directors, our primary focus is to create long-term shareholder value. Key components of our responsibilities include best in class governance, comprising of Board's structure and diversity, oversight of business strategies, and assuring executive compensation is aligned with performance.

***Board Independence & Diversity:*** As part of our commitment to governance best practices and to enhance the Board's independent oversight of the Company's senior management team; we split the roles of Chairman of the Board and Chief Executive Officer. We appointed independent director Dan Schulman to the Chairman position. In addition, we plan to expand the diversity of our Board by our nomination of two female directors who bring unique expertise in cyber security and large scale company change management. We believe these changes will enrich the board's ability to oversee Symantec's long-term growth and success.

***Focus on Strategy and Performance:*** We provide advice to management on our strategic direction which requires a balance between risk and return in strategic plans, operations, and resource allocation. In fiscal 2013, we oversaw the development of a new strategy to provide improved, long-term performance by the Company to increase value for our shareholders. This included our commitment to return excess cash to shareholders by initiating our first quarterly cash dividend in addition to continuing to repurchase shares.

***Executive Compensation:*** Our focus is to continue our practice of compensating our executives based on performance. In fiscal 2013, we introduced performance-contingent stock units as a component to our CEO's compensation, which directly ties his compensation to an increasing stock price that provides a tangible value to our shareholders. In addition, we made the following changes to our executive compensation program for fiscal 2014:

- Our long-term compensation will be comprised entirely of long-term equity incentive awards to better align the interests of our executives with those of our shareholders.
- We adjusted our peer group to include companies that are more similar to us in terms of complexity, global reach, revenue, and market capitalization based on feedback obtained from our ongoing engagement with shareholders and advisers.
- We restructured our executive annual incentive bonus to place more emphasis on performance. Our cash annual incentive awards are based on achievement of non-GAAP operating income as modified by achievement of targeted revenue.

The Board is fully committed to fulfilling its fiduciary obligations to all shareholders. We thank you for your support and we believe that Symantec's strategy will reward your continued support.

Regards, the Board of Directors of Symantec Corporation

| | | | |
|---|---|---|---|
| *Daniel H. Schulman* | *Stephen M. Bennett* | *Michael A. Brown* | *Frank E. Dangeard* |
| *Geraldine B. Laybourne* | *David L. Mahoney* | *Robert S. Miller* | *V. Paul Unruh* |



**350 Ellis Street**
**Mountain View, California 94043**

# NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS
## to be held on:
## October 22, 2013
## 9:00 a.m. Pacific Time

Dear Stockholder:

You are cordially invited to attend our 2013 Annual Meeting of Stockholders, which will be held at 9:00 a.m. (Pacific Time) on Tuesday, October 22, 2013, at Symantec Corporation's offices located at 350 Ellis Street, Mountain View, California 94043. For your convenience, we are pleased to offer a live and re-playable webcast of the Annual Meeting at *www.symantec.com/invest*.

We are holding the Annual Meeting for the following purposes, which are more fully described in the proxy statement:

1. To elect the ten nominees named in the proxy statement to Symantec's Board of Directors;
2. To ratify the appointment of KPMG LLP as Symantec's independent registered public accounting firm for the 2014 fiscal year;
3. To hold an advisory vote to approve executive compensation;
4. To approve our 2013 Equity Incentive Plan;
5. To approve an amendment to our 2008 Employee Stock Purchase Plan, to increase the number of authorized shares issuable thereunder;
6. To approve our amended and restated Senior Executive Incentive Plan in accordance with Section 162(m) of the Internal Revenue Code of 1986, as amended; and
7. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Only stockholders of record as of the close of business on August 23, 2013 are entitled to notice and to vote at the Annual Meeting or any postponement or adjournment thereof. A list of stockholders entitled to vote will be available for inspection at our offices for ten days prior to the Annual Meeting. If you would like to view this stockholder list, please contact Investor Relations at (650) 527-5523.

We are pleased to continue our practice of furnishing proxy materials over the Internet. We believe doing so allows us to provide our stockholders with the information they need, while lowering the costs of the delivery of the materials and reducing the environmental impact of printing and mailing hard copies. Stockholders who continue to receive hard copies of proxy materials may help us to reduce costs further by opting to receive future proxy materials by e-mail. To register for electronic delivery, please enroll at *https://enroll1.icsdelivery.com/symc/Default.aspx*.

Each share of stock that you own represents one vote, and your vote as a stockholder of Symantec is very important. For questions regarding your stock ownership, you may contact Investor Relations at (650) 527-5523 or, if you are a registered holder, our transfer agent, Computershare Investor Services, by email through their website at *www.computershare.com/contactus* or by phone at (877) 282-1168 (within the U.S. and Canada) or (781) 575-2879 (outside the U.S. and Canada).

BY ORDER OF THE BOARD OF DIRECTORS

SCOTT C. TAYLOR
*Executive Vice President, General Counsel and Secretary*

Mountain View, California
August 29, 2013

**Every stockholder vote is important. To assure that your shares are represented at the Annual Meeting, please vote over the Internet or by telephone, whether or not you plan to attend the meeting. If you received a paper proxy card and voting instructions by mail, you may vote your shares by completing, dating and signing the enclosed proxy and mailing it promptly in the postage-paid envelope provided, whether or not you plan to attend the meeting. You may revoke your proxy at any time before it is voted.**

## TABLE OF CONTENTS

# PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

### 2013 ANNUAL MEETING OF STOCKHOLDERS INFORMATION

Date and Time: Tuesday, October 22, 2013 at 9:00 a.m. Pacific Time
Place: Symantec Corporation's offices located at 350 Ellis Street, Mountain View, California 94043
Webcast: A live and re-playable webcast of the Annual Meeting is available on our Investor Relations website at *www.symantec.com/invest*
Record Date: August 23, 2013

### VOTING MATTERS

| Proposals | Board Recommendation | Page Number for Additional Information |
|---|---|---|
| 1. Election of Directors | FOR | 16 |
| 2. Ratification of Independent Registered Public Accounting Firm | FOR | 24 |
| 3. Advisory Vote to Approve Executive Compensation | FOR | 26 |
| 4. Approval of our 2013 Equity Incentive Plan | FOR | 28 |
| 5. Approval of an Amendment to our 2008 Employee Stock Purchase Plan | FOR | 34 |
| 6. Approval of our Amended and Restated Senior Executive Incentive Plan | FOR | 38 |

### OUR DIRECTOR NOMINEES

| Name | Age | Director Since | Principal Occupation | Independent | Committee Memberships AC | CC | NGC | Other Current Public Boards |
|---|---|---|---|---|---|---|---|---|
| Stephen M. Bennett | 59 | 2010 | President and Chief Executive Officer | No | | | | 1 |
| Michael A. Brown | 54 | 2005 | Chairman of the Board, Line 6, Inc. | Yes | | Chair | Member | 1 |
| Frank E. Dangeard | 55 | 2007 | Managing Partner, Harcourt | Yes | Member | | Member | 4* |
| Geraldine B. Laybourne | 66 | 2008 | Chairman of the Board, Alloy, Inc. | Yes | | Member | | 2 |
| David L. Mahoney | 59 | 2003 | Director | Yes | | Member | Chair | 1 |
| Robert S. Miller | 71 | 1994 | Chairman of the Board, American International Group | Yes | Member | | Member | 1 |
| Anita M. Sands | 37 | n/a | Group Managing Director and Head of Change Leadership, UBS Financial Services | Yes | Member | | | — |
| Daniel H. Schulman | 55 | 2000 | Group President-Enterprise Growth, American Express | Yes | | Member | Member | 1 |
| V. Paul Unruh | 64 | 2005 | Director | Yes | Chair | | | 2 |
| Suzanne M. Vautrinot | 53 | n/a | Major General and Commander, United States Air Force (retired) | Yes | Member | | | — |

AC = Audit Committee CC = Compensation and Leadership Development Committee NGC = Nominating & Governance Committee

[Member icon] = Member [Chair icon] = Chair

* Pursuant to our policy that directors should limit participation on other boards to ensure sufficient attention and availability to our company's business, the Board has evaluated Mr. Dangeard's outside board memberships and determined that his attention and availability to our company is not affected by his participation with the other boards. He remains actively involved and focused in discharging his duties as a member of our board.

## OUR CORPORATE GOVERNANCE FACTS

| | |
|---|---|
| Current size of Board | 8 |
| Current number of Independent Directors | 7 |
| Board Committees Consist Entirely of Independent Directors | Yes |
| All Directors Attended at least 75% of Meetings Held | Yes |
| Annual Election of All Directors | Yes |
| Majority Voting for Directors | Yes |
| Separate Chairman and CEO | Yes |
| Independent Directors Meet Regularly in Executive Session | Yes |
| Annual Board and Committee Self-Evaluations | Yes |
| Stockholder Ability to Call Special Meetings (15% threshold) | Yes |
| Stockholder Ability to Act by Written Consent | Yes |
| Non-stockholder Approved Poison Pill | No |
| Annual Advisory Vote of Executive Compensation | Yes |
| Stock Ownership Requirements for Directors and Executive Officers | Yes |

## OUR EXECUTIVE COMPENSATION PHILOSOPHY AND PRACTICES

The overriding principle driving our compensation programs continues to be our belief that it benefits our employees, customers, partners and stockholders to have management's compensation tied to our current and long-term performance. The following factors demonstrate our continued and heightened commitment to pay-for-performance and to corporate governance best practices:

## OUR COMPENSATION GOVERNANCE FACTS

**What We Do:**

- ✔ We reward outstanding performance that meets our performance goals.
- ✔ We cap payouts under our plans to discourage excessive or inappropriate risk taking by our NEOs.
- ✔ We have a representative and relevant peer group.
- ✔ We have robust stock ownership guidelines for our officers, which includes stock holding requirements until threshold has been met.
- ✔ Our compensation plans contain clawback provisions.
- ✔ We have double-trigger change in control provisions.
- ✔ We limit any potential severance payments to well under 3x our NEOs' total target cash compensation.
- ✔ Our Compensation Committee retains an independent compensation consultant.
- ✔ We hold an annual advisory vote on executive compensation.

**What We Do Not Do:**

- ✖ We do not payout performance-based cash or equity awards for unmet performance goals and no minimum guaranteed payout.
- ✖ We do not permit hedging or pledging of our stock.
- ✖ Do not provide tax gross-ups for our NEOs.
- ✖ We do not permit repricing underwater stock options without stockholder approval.

## COMPENSATION COMPONENTS FOR FISCAL 2013:

| Component | Key Characteristics |
|---|---|
| Base Salary | Based on talent, experience, performance, contribution levels, individual role, positioning relative to market, and our overall salary budget. |
| Annual Incentive Award | Our executive officers were eligible to receive performance-based compensation contingent upon (i) our achievement of targeted annual revenue; (ii) our achievement of targeted annual non-GAAP earnings per share; and (iii) individual performance. |
| Long-term Incentive Plan (LTIP) | Our executive officers were eligible to receive performance-based compensation contingent upon our achievement of targeted operating cash flow and being employed with us for two additional years after achievement of the LTIP metric. |
| Restricted Stock Units | Restricted stock units vest over four years. |
| Performance-based Restricted Stock Units (PRUs) | Under our PRUs, our executive officers were eligible to receive shares following the third fiscal year following the award based upon (i) our achievement of targeted annual non-GAAP earnings per share for the first fiscal year covered by the award; and (ii) the achievement of the total shareholder return ("TSR") ranking for our company as compared to the S&P 500 for the two and three years ended as of the end of the second and third fiscal year, respectively, covered by the award. |
| Performance-Contingent Stock Units (PCSUs) | In fiscal 2013 we introduced PCSUs as a component in our CEO's compensation, which derive their value solely on the basis of increases in our stock price, rewarding our CEO for providing tangible value to our stockholders. In the event that none of the stock performance metrics were met during the term of the award, the PCSUs would have been forfeited |

## SYMANTEC CORPORATION
## 2013 ANNUAL MEETING OF STOCKHOLDERS

# PROXY STATEMENT

### Information About Solicitation and Voting

The accompanying proxy is solicited on behalf of Symantec Corporation's Board of Directors (the "Board") for use at Symantec's 2013 Annual Meeting of Stockholders (the "Annual Meeting") to be held at Symantec's offices located at 350 Ellis Street, Mountain View, California 94043 on Tuesday, October 22, 2013, at 9:00 a.m. (Pacific Time), and any adjournment or postponement thereof. We will provide a live and re-playable webcast of the Annual Meeting, which will be available on the events section of our investor relations website at *www.symantec.com/invest.*

### Internet Availability of Proxy Materials

Under rules adopted by the U.S. Securities and Exchange Commission (the "SEC"), we are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to each stockholder. On or about September 3, 2013, we expect to send to our stockholders (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") containing instructions on how to access our proxy materials, including our proxy statement and our annual report. The Notice of Internet Availability also instructs you on how to access your proxy card to vote through the Internet or by telephone.

This process is designed to expedite stockholders' receipt of proxy materials, lower the cost of the Annual Meeting, and help conserve natural resources. If you previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability.

### About the Annual Meeting

**What is the purpose of the Annual Meeting?**

At our Annual Meeting, stockholders will act upon the proposals described in this proxy statement. In addition, following the meeting, management will report on the performance of Symantec and respond to questions from stockholders.

**What proposals are scheduled to be voted on at the Annual Meeting?**

Stockholders will be asked to vote on six proposals. The proposals are:

1. Election to the Board of the ten nominees named in this proxy statement;

2. Ratification of the appointment of KPMG LLP ("KPMG") as our independent registered public accounting firm for the 2014 fiscal year;

3. An advisory vote to approve executive compensation;

4. Approval of our 2013 Equity Incentive Plan;

5. Approval of an amendment to our 2008 Employee Stock Purchase Plan, to increase the number of authorized shares issuable thereunder; and

6. Approval of our amended and restated Senior Executive Incentive Plan in accordance with Section 162(m) of the Internal Revenue Code of 1986, as amended.

**What is the recommendation of the Board on each of the proposals scheduled to be voted on at the Annual Meeting?**

The Board recommends that you vote **FOR** each of the nominees to the Board (Proposal 1), **FOR** the ratification of the appointment of KPMG as our independent registered public accounting firm for the 2013 fiscal year (Proposal 2); **FOR** the approval of compensation to our named executive officers (Proposal 3); **FOR** approval of our 2013 Equity Incentive Plan (Proposal 4); **FOR** approval of an amendment to our 2008 Employee Stock Purchase Plan (Proposal 5); and **FOR** approval of our amended and restated Senior Executive Incentive Plan (Proposal 6).

**Could other matters be decided at the Annual Meeting?**

Our Bylaws require that we receive advance notice of any proposal to be brought before the Annual Meeting by stockholders of Symantec, and we have not received notice of any such proposals. If any other matter were to come before the Annual Meeting, the proxy holders appointed by the Board will have the discretion to vote on those matters for you.

**Who can vote at the Annual Meeting?**

Stockholders as of the record date for the Annual Meeting, August 23, 2013, are entitled to vote at the Annual Meeting. At the close of business on the record date, there were outstanding and entitled to vote 699,398,817 shares of Symantec common stock.

***Stockholder of Record: Shares Registered in Your Name***

If on August 23, 2013, your shares were registered directly in your name with our transfer agent, Computershare Investor Services, then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to vote over the Internet or by telephone, or if you received paper proxy materials by mail, by filling out and returning the proxy card.

***Beneficial Owner: Shares Registered in the Name of a Broker or Nominee***

If on August 23, 2013, your shares were held in an account with a brokerage firm, bank or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and it has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is considered the stockholder of record for purposes of voting at the Annual Meeting. Because you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote the shares at the Annual Meeting.

**How do I vote?**

If you are a stockholder of record, you may:

- vote in person — we will provide a ballot to stockholders who attend the Annual Meeting and wish to vote in person;
- vote via the Internet or via telephone — instructions are shown on your Notice of Internet Availability or proxy card; or
- vote by mail — if you received a paper proxy card and voting instructions by mail, simply complete, sign and date the enclosed proxy card and return it before the Annual Meeting in the envelope provided.

Votes submitted via the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on October 21, 2013. Submitting your proxy, whether via the Internet, by telephone or by mail if you received a paper proxy card, will not affect your right to vote at the Annual Meeting should you decide to attend the meeting.

If you are not the stockholder of record, please refer to the voting instructions provided by your nominee to direct it how to vote your shares.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted. You may still attend the Annual Meeting if you have already voted by proxy.

**What is the quorum requirement for the Annual Meeting?**

A majority of our outstanding shares as of the record date must be present at the Annual Meeting in order to hold the meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the Annual Meeting if you are present and vote in person at the meeting or if you have properly submitted a proxy.

**How are abstentions and broker non-votes treated?**

Abstentions (shares present at the meeting and voted "abstain") are counted for purposes of determining whether a quorum is present, and have no effect on the election of directors. For the purpose of determining whether the stockholders have approved all other matters, abstentions have the same effect as an "against" vote.

Broker non-votes occur when shares held by a broker for a beneficial owner are not voted either because (i) the broker did not receive voting instructions from the beneficial owner, or (ii) the broker lacked discretionary authority to vote the shares. Broker non-votes are counted for purposes of determining whether a quorum is present, and have no effect on the matters voted upon. If you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote your shares on any of the proposals, except for Proposal 2, ratification of the appointment of KPMG as our independent public accounting firm for the 2014 fiscal year. Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual Meeting.

**What is the vote required for each proposal?**

The votes required to approve each proposal are as follows:

- *Proposal No. 1.* Each director must be elected by a majority of the votes cast, meaning the votes "FOR" a director must exceed the number of votes "AGAINST" a director.
- *Proposal Nos. 2, 3, 4, 5 and 6.* Approval of each of Proposals 2, 3, 4, 5 and 6 requires the affirmative "FOR" vote of a majority of the shares entitled to vote on these proposals at the Annual Meeting and present in person or represented by proxy.

**What if I return a proxy card but do not make specific choices?**

All proxies will be voted in accordance with the instructions specified on the proxy card. If you received a Notice of Internet Availability, please follow the instructions included on the notice on how to access your proxy card and vote over the Internet or by telephone. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the Annual Meeting, your shares will be voted in accordance with the recommendations of our Board stated above.

If you do not vote and you hold your shares in street name, and your broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (as described above) and will not be counted in determining the number of shares necessary for approval of the proposals. However, shares that constitute broker non-votes will be counted for the purpose of establishing a quorum for the Annual Meeting. Voting results will be tabulated and certified by the inspector of elections appointed for the Annual Meeting.

**Who is paying for this proxy solicitation?**

Symantec is paying the costs of the solicitation of proxies. We have retained AST Phoenix Advisors to help us solicit proxies from brokers, bank nominees and other institutions for a fee of $9,500, plus reasonable out-of-pocket expenses. We will also reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. In addition, our directors, officers, and other employees, without additional compensation, may solicit proxies personally or in writing, by telephone, e-mail, or otherwise. If you choose to access the proxy materials and/or vote over the Internet, you are responsible for any Internet access charges you may incur.

**What does it mean if I receive more than one proxy card or Notice of Internet Availability?**

If you receive more than one proxy card or Notice of Internet Availability, your shares are registered in more than one name or are registered in different accounts. To make certain all of your shares are voted, please follow the instructions included on the Notice of Internet Availability on how to access each proxy card and vote each proxy card over the Internet or by telephone. If you received paper proxy materials by mail, please complete, sign and return each proxy card to ensure that all of your shares are voted.

**How can I change my vote after submitting my proxy?**

You may change your vote or revoke your proxy at any time before your proxy is voted at the Annual Meeting. If you are a stockholder of record, you may change your vote or revoke your proxy by:

- delivering to the Corporate Secretary of Symantec (by any means, including facsimile) a written notice stating that the proxy is revoked;
- signing and delivering a proxy bearing a later date;
- voting again over the Internet or by telephone; or
- attending and voting at the Annual Meeting (although attendance at the meeting will not, by itself, revoke a proxy).

Please note, however, that if you are a beneficial owner and you wish to change or revoke your proxy, you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares at the Annual Meeting, by attending the Annual Meeting and voting in person.

**How can I get electronic access to the proxy materials?**

The Notice of Internet Availability will provide you with instructions regarding how to:

- view our proxy materials for the Annual Meeting over the Internet; and
- instruct us to send our future proxy materials to you electronically by email.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings of stockholders on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

**Where can I find the voting results?**

The preliminary voting results will be announced at the Annual Meeting and posted on our website at *www.symantec.com/invest*. The final results will be tallied by the inspector of elections and filed with the U.S. Securities and Exchange Commission in a current report on Form 8-K within four business days of the Annual Meeting.

## CORPORATE GOVERNANCE GUIDELINES AND DIRECTOR INDEPENDENCE

Symantec is strongly committed to good corporate governance practices. These practices provide an important framework within which our Board and management can pursue our strategic objectives for the benefit of our stockholders.

### Corporate Governance Guidelines

Our Corporate Governance Guidelines generally specify the distribution of rights and responsibilities of the Board, management and stockholders, and detail the rules and procedures for making decisions on corporate affairs. In general, the stockholders elect the Board and vote on certain extraordinary matters; the Board is responsible for the general governance of our company, including selection and oversight of key management; and management is responsible for running our day-to-day operations.

Our Corporate Governance Guidelines are available on the Investor Relations section of our website, which is located at *www.symantec.com/invest*, by clicking on "Company Charters," under "Corporate Governance." The Corporate Governance Guidelines are reviewed at least annually by our Nominating and Governance Committee, and changes are recommended to our Board for approval as appropriate. The fundamental premise of our board-level corporate governance guidelines is the independent nature of our Board and its responsibility to our stockholders.

### Code of Conduct and Code of Ethics

We have adopted a code of conduct that applies to all of our Board members, officers and employees. We have also adopted a code of ethics for our Chief Executive Officer and senior financial officers, including our principal financial officer and principal accounting officer. Our *Code of Conduct* and *Code of Ethics for Chief Executive Officer and Senior Financial Officers* are posted on the Investor Relations section of our website located at *www.symantec.com/invest*, by clicking on "Company Charters," under "Corporate Governance." Any amendments or waivers of our *Code of Conduct* and *Code of Ethics for Chief Executive Officer and Senior Financial Officers* pertaining to a member of our Board or one of our executive officers will be disclosed on our website at the above-referenced address.

### Majority Vote Standard and Director Resignation Policy

Our Bylaws and Corporate Governance Guidelines provide for a majority voting standard for the election of directors. Under the majority vote standard, each nominee must be elected by a majority of the votes cast by the shares present in person or represented by proxy and entitled to vote at any meeting for the election of directors at which a quorum is present. A "majority of the votes cast" means the votes cast "for" a nominee's election must exceed the votes cast "against" that nominee's election. A plurality voting standard will apply instead of the majority voting standard if: (i) a stockholder has provided us with notice of a nominee for director in accordance with our Bylaws; and (ii) that nomination has not been withdrawn as of 10 days before we first deliver proxy materials to stockholders.

To effectuate this policy with regard to incumbent directors, the Board will not nominate an incumbent director for re-election unless prior to such nomination the director has agreed to promptly tender a resignation if such director fails to receive a sufficient number of votes for re-election at the stockholder meeting with respect to which such nomination is made. Such resignation will be effective upon the earlier of (i) the Board's acceptance of such resignation or (ii) the 90th day after certification of the election results of the meeting; provided, however, that prior to the effectiveness of such resignation, the Board may reject such resignation and permit the director to withdraw such resignation.

If an incumbent director fails to receive the required vote for re-election, the Nominating and Governance Committee shall act on an expedited basis to determine whether to recommend acceptance or rejection of the director's resignation and will submit such recommendation for prompt consideration by the Board. The Board intends to act promptly on the Committee's recommendation and will decide to accept or reject such resignation and publicly disclose its decision within 90 days from the date of certification of the election results. The Nominating and Governance Committee and the Board may consider such factors they deem relevant in deciding whether to accept or reject a resignation tendered in accordance with this policy. The Board expects a director whose resignation is under consideration to abstain from participating in any decision regarding the resignation.

**Stock Ownership Guidelines**

It is the policy of the Board that our directors and officers interests align with those of our stockholders. In furtherance of this policy, our Board adopted stock ownership guidelines to better align our directors' and officers' interests with those of our stockholders. Details of our directors' stock ownership guidelines are disclosed under Director Compensation on page 22, and details of our executive officers' stock ownership guidelines are disclosed under Stock Ownership Requirements on page 67. The Compensation and Leadership Development Committee determine the stock ownership guidelines and the Nominating and Governance Committee monitor compliance under such guidelines.

**Board Leadership Structure**

Our Board does not have a policy on whether the roles of Chief Executive Officer and Chairman should be separate. Instead, it retains the flexibility to determine on a case-by-case basis whether the Chief Executive Officer, or an independent director, should serve as Chairman. During those periods in which the positions of Chairman and Chief Executive Officer are combined, the independent directors appoint an independent director as a Lead Independent Director. During part of fiscal 2013, Daniel Schulman, one of our independent directors, served as the Lead Independent Director. Currently, the roles of Chief Executive Officer and Chairman are separate. Mr. Schulman was appointed as non-executive Chairman of the Board in January 2013. The Board believes that having an independent director serve as the non-executive Chairman of the Board is the appropriate leadership structure for our company at this time because it allows our Chief Executive Officer to focus on executing our company's strategic plan and managing our company's operations and performance, while allowing the Chairman of the Board to focus on the effectiveness of the Board and independent oversight of our senior management team.

**Board Independence**

It is the policy of the Board and NASDAQ's rules require that listed companies have a board of directors with at least a majority of independent directors, as defined under NASDAQ's Marketplace Rules. Currently, each member of our Board, other than our President and Chief Executive Officer, Stephen M. Bennett, is an independent director and all standing committees of the Board are composed entirely of independent directors, in each case under NASDAQ's independence definition. The NASDAQ independence definition includes a series of objective tests, such as that the director is not an employee of the company and has not engaged in various types of business dealings with the company. In addition, the Board has made a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and our company with regard to each director's business and other activities as they may relate to Symantec and our management. Based on this review and consistent with our independence criteria, the Board has affirmatively determined that the following current directors and director nominees are independent: Michael A. Brown, Frank E. Dangeard, Geraldine B. Laybourne, David L. Mahoney, Robert S. Miller, Anita M. Sands (nominee), Daniel H. Schulman, V. Paul Unruh and Suzanne M. Vautrinot (nominee).

**Change in Director Occupation**

Our Corporate Governance Guidelines include a policy that our Board should consider whether a change in any director's professional responsibilities directly or indirectly impacts that person's ability to fulfill his or her directorship obligations. To facilitate the Board's consideration, all directors shall submit a resignation as a matter of course upon retirement, a change in employer, or other significant change in their professional roles and responsibilities. Such resignation may be accepted or rejected in the discretion of the Board.

**Outside Advisors**

The Board and its committees are free to engage independent outside financial, legal and other advisors as they deem necessary to provide advice and counsel on various topics or issues, at Symantec's expense, and are provided full access to our officers and employees.

### Board and Committee Effectiveness

It is important to Symantec that our Board and its committees are performing effectively and in the best interests of Symantec and its stockholders. The Nominating and Governance Committee reviews the size, composition and needs of the Board with established criteria to ensure the Board has the appropriate skills and expertise to effectively carry out its duties and responsibilities. In addition, an evaluation of the Board's and its committees' operations and performance is conducted annually by the Nominating and Governance Committee. Changes are recommended by the Nominating and Governance Committee for approval by the full Board as appropriate.

### Board's Role in Risk Oversight

The Board executes its risk management responsibility directly and through its committees. The Audit Committee has primary responsibility for overseeing our company's enterprise risk management process. The Audit Committee receives updates and discusses individual and overall risk areas during its meetings, including our company's financial risk assessments, risk management policies and major financial risk exposures and the steps management has taken to monitor and control such exposures. The Compensation Committee oversees risks associated with our compensation policies and practices with respect to both executive compensation and compensation generally. The Compensation Committee receives reports and reviews whether Symantec's compensation policies and practices to confirm that they are not reasonably likely to have a material adverse effect on our company or encourage unnecessary risk-taking. The Nominating and Governance Committee oversee the management of risks that may arise in connection with our company's governance structures, processes and policies.

The Board is kept abreast of its committees' risk oversight and other activities via reports of the committee chairmen to the full Board during the Board meetings. In addition, the Board participates in regular discussions with our senior management of many core subjects, including strategy, operations and finance, in which risk oversight is an inherent element. The Board believes that its leadership structure, as described above under "Board Leadership Structure," facilitates the Board's oversight of risk management because it allows the Board, with leadership from the independent, non-executive Chairman and each independent committee chair, to participate actively in the oversight of management's actions.

### Board Structure and Meetings

The Board and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time. The Board held a total of ten meetings during fiscal 2013. During this time, no directors attended fewer than 75% of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which such director served (during the period which such director served).

Agendas and topics for board and committee meetings are developed through discussions between management and members of the Board and its committees. Information and data that are important to the issues to be considered are distributed in advance of each meeting. Board meetings and background materials focus on key strategic, operational, financial, governance and compliance matters applicable to us, including the following:

- Reviewing annual and longer-term strategic and business plans;
- Reviewing key product, industry and competitive issues;
- Reviewing and determining the independence of our directors;
- Reviewing and determining the qualifications of directors to serve as members of committees, including the financial expertise of members of the Audit Committee;
- Selecting and approving director nominees;
- Selecting, evaluating and compensating the Chief Executive Officer;
- Reviewing and discussing succession planning for the senior management team, and for lower management levels to the extent appropriate;

- Reviewing and approving material investments or divestitures, strategic transactions and other significant transactions that are not in the ordinary course of business;
- Evaluating the performance of the Board;
- Overseeing our compliance with legal requirements and ethical standards; and
- Overseeing our financial results.

**Executive Sessions**

After each regularly scheduled Board meeting, the independent members of our Board hold a separate closed meeting, referred to as an "executive session." These executive sessions are used to discuss such topics as the independent directors deem necessary or appropriate. At least annually, the independent directors hold an executive session to evaluate the Chief Executive Officer's performance and compensation. Executive sessions of the Board are led by the independent, non-executive Chairman.

**Succession Planning**

Our Board recognizes the importance of effective executive leadership to Symantec's success, and meets to discuss executive succession planning at least annually.

## THE BOARD AND ITS COMMITTEES

There are three primary committees of the Board: the Audit Committee, Compensation and Leadership Development Committee and Nominating and Governance Committee. The Board has delegated various responsibilities and authorities to these different committees, as described below and in the committee charters. The Board committees regularly report on their activities and actions to the full Board. Each member of the Audit Committee, Compensation and Leadership Development Committee and Nominating and Governance Committee was appointed by the Board. Each of the Board committees has a written charter approved by the Board and available on our website at *www.symantec.com/invest*, by clicking on "Company Charters," under "Corporate Governance."

The following table shows our current directors, their independence status, their roles on the Board and its committees, and the number of meetings the Board and each of its committees held in fiscal 2013:

| Director | Independent | Board | Audit | Compensation | Nominating & Governance |
|---|---|---|---|---|---|
| Stephen M. Bennett | No | Chair* | | | |
| Michael A. Brown | Yes | Member | | Chair | Member |
| Frank E. Dangeard | Yes | Member | Member | | Member |
| Geraldine B. Laybourne | Yes | Member | | Member | |
| David L. Mahoney | Yes | Member | | Member | Chair |
| Robert S. Miller | Yes | Member | Member | | Member |
| Daniel H. Schulman | Yes | Lead/Chair* | | Member | Member |
| V. Paul Unruh | Yes | Member | Chair | | |
| Number of Meetings in Fiscal 2013 | | 10 | 9 | 7 | 4 |

[Member icon] = Member [Chair icon] = Chair

* Mr. Bennett was Chairman of the Board and Mr. Schulman was Lead Independent Director until January 2013, when Mr. Schulman was appointed non-executive Chairman of the Board.

### Audit Committee

Our Audit Committee oversees our company's accounting and financial reporting processes and the audits of our financial statements, including oversight of our systems of internal controls and disclosure controls and procedures, compliance with legal and regulatory requirements, internal audit function and the appointment, retention and compensation of our independent auditors. Its duties and responsibilities include, among other things, to:

- Review our company's quarterly and annual financial statements.
- Review the adequacy and effectiveness of our company's accounting and financial reporting processes.
- Appoint and, if necessary, terminate any registered public accounting firm engaged to render an audit report or to perform other audit, review or attest services for our company.
- Review and approve processes and procedures to ensure the continuing independence of our company's independent auditors.
- Review the internal audit function of our company, including the independence and authority of its reporting obligations and the coordination of our company's internal audit consultants with the independent auditors.
- Review our company's practices with respect to risk assessment and risk management and meet with management and members of internal audit to discuss our company's significant risk exposures and the steps management has taken to monitor, control and mitigate such exposures.
- Review our company's ethics compliance program, including policies and procedures for monitoring compliance, and the implementation and effectiveness of our company's ethics and compliance program.

Our Board has unanimously determined that all Audit Committee members are financially literate under current NASDAQ listing standards, and at least one member has financial sophistication under NASDAQ listing standards. In addition, our Board has unanimously determined that V. Paul Unruh qualifies as an "audit committee financial expert" under SEC rules and regulations. Mr. Unruh is independent as defined by current NASDAQ listing standards for Audit Committee membership. Designation as an "audit committee financial expert" is an SEC disclosure requirement and does not impose any additional duties, obligations or liability on any person so designated.

### Compensation and Leadership Development Committee

Our Compensation and Leadership Development Committee (the "Compensation Committee") oversees our compensation policies and practices so that they align with the interests of our stockholders; encourage a focus on our company's long-term success and performance; and incorporate sound corporate governance principles. It also oversees our programs to attract, retain and develop our executive officers. Its duties and responsibilities include, among other things, to:

- Review executive and leadership development practices that support our company's ability to retain and develop the executive and leadership talent required to deliver against our company's short term and long term business strategies, including succession planning for the executive officers.
- Review our company's compensation policies, plans and programs to confirm they (i) are designed to attract, motivate and retain talented executive officers; (ii) compensate the executive officers effectively in a manner consistent with the strategy of our company and the interests of stockholders; (iii) are consistent with a competitive framework; and (iv) support the achievement of our company's overall financial results and individual contributions.
- Review and recommend to the independent directors of our Board all compensation arrangements for our Chief Executive Officer.
- Determine stock ownership guidelines for our Board and executive officers.
- Review our company's overall compensation and benefits and programs.
- Administer our equity incentive and stock purchase plans.
- Review and recommend to the Board compensation for non-employee members of the Board.
- Review our company's compensation policies and practices to confirm that such policies and practices are not likely to have a material adverse effect on our company and no not encourage excessive or inappropriate risk-taking by our executives.
- Review and make recommendations to the Board with respect to stockholder proposals and stockholder advisory votes related to executive compensation matters.

### Nominating and Governance Committee

Our Nominating and Governance Committee oversees our company's corporate governance procedures and policies, and ensures that they represent best practices and are in the best interests of our company and its stockholders, which includes establishing appropriate criteria for nominating qualified candidates to the Board. Its duties and responsibilities include, among other things, to:

- Establish the criteria and determine the desired qualifications, expertise and characteristics of the Board, with the goal of developing a diversity of perspectives, backgrounds, experiences, knowledge and skills on the Board.
- Consider the size, composition and needs of the Board and evaluate and recommend qualified candidates for election to the Board consistent with the established criteria to ensure the Board has the appropriate skills and expertise.
- Advise the Board on corporate governance matters and recommend to the Board appropriate or necessary actions to be taken by our company, the Board and the Board's committees.

- Identify best corporate governance practices and develop and recommend to the Board a set of corporate governance guidelines applicable to our company.
- Review and assess the adequacy of our company's corporate governance policies, including our company's Corporate Governance Guidelines and Code of Conduct, and make recommendations to the Board of modifications as appropriate.
- Oversee and review our company's policies and programs concerning (i) corporate social responsibility; (ii) public policy; (iii) philanthropy; (iv) political activities and expenditures; (v) our company's participation and visibility as a global corporate citizen; and (vi) our company's sustainability performance, including impacts to our business of environmental, social and governance issues.
- Monitor compliance under the stock ownership guidelines as set by the Compensation and Leadership Development Committee for the Board and executive officers.
- Implement and oversee the processes for evaluating the Board, its committees and the CEO on an annual basis.
- Oversee the management of risks that may arise in connection with our company's governance structures and processes.

## DIRECTOR NOMINATIONS AND COMMUNICATION WITH DIRECTORS

### Criteria for Nomination to the Board

The Nominating and Governance Committee will consider candidates submitted by Symantec stockholders, as well as candidates recommended by directors and management, for nomination to the Board. The Nominating and Governance Committee has generally identified nominees based upon suggestions by outside directors, management and executive recruiting firms. The goal of the Nominating and Governance Committee is to assemble a Board that offers a diverse portfolio of perspectives, backgrounds, experiences, knowledge and skills derived from high-quality business and professional experience. The Nominating and Governance Committee annually reviews the appropriate skills and characteristics required of directors in the context of the current composition of the Board, our operating requirements and the long-term interests of our stockholders.

The key attributes, experience and skills we consider important for our directors in light of our current business and structure are:

- *Industry and Technology Expertise.* Since we are a technology and software provider, education or experience in relevant technology is useful in understanding our research and development efforts, competing technologies, the various products and processes that we develop, and the market segments in which we compete.
- *Global Expertise.* We are a global organization with offices in many countries. Directors with global expertise can provide a useful business and cultural perspective regarding many significant aspects of our business.
- *Leadership Experience.* Directors who have served in senior leadership positions are important to us, because they bring experience and perspective in analyzing, shaping, and overseeing the execution of important operational and policy issues at a senior level.
- *Public Company Board Experience.* Directors who have served on other public company boards can offer advice and insights with regard to the dynamics and operation of a board of directors; the relations of a board to the CEO and other management personnel; the importance of particular agenda and oversight matters; and oversight of a changing mix of strategic, operational, and compliance-related matters.
- *Business Combinations and Partnerships Experience.* Directors who have a background in merger and acquisition transactions, joint ventures and partnerships can provide insight into developing and implementing strategies for growing our business through combinations and partnering with other organizations.
- *Financial Expertise.* Knowledge of financial markets, financing operations, and accounting and financial reporting processes is important because it assists our directors in understanding, advising, and overseeing Symantec's capital structure, financing and investing activities, financial reporting, and internal control of such activities.
- *Diversity.* In addition to a diverse portfolio of professional background, experiences, knowledge and skills, the composition of the Board should reflect the benefits of diversity as to gender, race and ethnic background.

The information provided under "Director Qualifications" below each of the brief biographical descriptions set forth under Proposal 1. "Election of Directors — Nominees for Director" below includes the key individual attributes, experience and skills of each of our directors that led to the conclusion that each director should serve as a member of the board of directors at this time.

### Process for Identifying and Evaluating Nominees

The Nominating and Governance Committee considers candidates by first evaluating the current members of the Board who intend to continue in service, balancing the value of continuity of service with that of obtaining new perspectives, skills and experience. If the Nominating and Governance Committee determines that an opening exists, it identifies the desired skills and experience of a new nominee, including the need to satisfy rules of the SEC and NASDAQ.

The Nominating and Governance Committee generally will evaluate each candidate based on the extent to which the candidate contributes to the range of talent, skill and expertise appropriate for the Board generally, as well as the candidate's integrity, business acumen, diversity, availability, independence of thought, and overall ability to represent the interests of Symantec's stockholders. The Nominating and Governance Committee does not assign specific weights to particular criteria, and no particular criterion is necessarily applicable to all prospective nominees. Although the Nominating and Governance Committee uses these and other criteria as appropriate to evaluate potential nominees, it has no stated minimum criteria for nominees. In addition, we do not have a formal written policy with regard to the consideration of diversity in identifying candidates; however, as discussed above, diversity is one of the numerous criteria the Nominating and Governance Committee reviews before recommending a candidate. We have from time to time engaged, for a fee, a search firm to identify and assist the Nominating and Governance Committee with identifying, evaluating and screening Board candidates for Symantec and may do so in the future.

### Stockholder Proposals for Nominees

The Nominating and Governance Committee will consider potential nominees properly submitted by stockholders. Stockholders seeking to do so should provide the information set forth in our corporate Bylaws regarding director nominations. The Nominating and Governance Committee will apply the same criteria for candidates proposed by stockholders as it does for candidates proposed by management or other directors.

To be considered for nomination by the Nominating and Governance Committee at next year's annual meeting of stockholders, submissions by stockholders must be submitted by mail and must be received by the Corporate Secretary no later than May 6, 2014 to ensure adequate time for meaningful consideration by the Nominating and Governance Committee. Each submission must include the following information:

- the full name and address of the candidate;
- the number of shares of Symantec common stock beneficially owned by the candidate;
- a certification that the candidate consents to being named in the proxy statement and intends to serve on the Board if elected; and
- biographical information, including work experience during the past five years, other board positions, and educational background, such as is provided with respect to nominees in this proxy statement.

Information regarding requirements that must be followed by a stockholder who wishes to make a stockholder nomination for election to the Board for next year's annual meeting is described in this proxy statement under "Additional Information — Stockholder Proposals for the 2014 Annual Meeting."

### Contacting the Board of Directors

Any stockholder who wishes to contact members of our Board may do so by mailing written communications to:

**Symantec Corporation**
**350 Ellis Street**
**Mountain View, California 94043**
**Attn: Corporate Secretary**

The Corporate Secretary will review all such correspondence and provide regular summaries to the Board or to individual directors, as relevant, will retain copies of such correspondence for at least six months, and make copies of such correspondence available to the Board or individual directors upon request. Any correspondence relating to accounting, internal controls or auditing matters will be handled in accordance with Symantec's policy regarding accounting complaints and concerns.

### Attendance of Board Members at Annual Meetings

We encourage our directors to attend our annual meetings of stockholders. All directors who were elected to the Board at our 2012 Annual Meeting were in attendance at the meeting.

## PROPOSAL NO. 1

## ELECTION OF DIRECTORS

Our Board currently consists of eight directors, each of whom is nominated for election at the Annual Meeting, including seven independent directors and our Chief Executive Officer. Each director is elected to serve a one-year term, with all directors subject to annual election. At the recommendation of the Nominating and Governance Committee, the Board has nominated the following ten persons to serve as directors for the term beginning at the Annual Meeting on October 22, 2013: Stephen M. Bennett, Michael A. Brown, Frank E. Dangeard, Geraldine B. Laybourne, David L. Mahoney, Robert S. Miller, Anita M. Sands, Daniel H. Schulman, V. Paul Unruh and Suzanne M. Vautrinot. Mses. Sands and Vautrinot were recommended by the Nominating and Governance Committee after an extensive and careful search was conducted by a global search firm, and numerous candidates were considered. In 2012, the Nominating and Governance Committee retained this global search firm to assist the Board with identifying and evaluating director candidates. The primary functions served by the search firm included identifying potential candidates who meet the key attributes, experience and skills described under "Director Nominations and Communications with Directors" above, as well as compiling information regarding each candidate's attributes, experience, skills and independence and conveying the information to the Nominating and Governance Committee.

Unless proxy cards are otherwise marked, the persons named as proxies will vote all proxies **FOR** the election of each nominee named in this section. Proxies submitted to Symantec cannot be voted at the Annual Meeting for nominees other than those nominees named in this proxy statement. However, if any director nominee is unable or unwilling to serve at the time of the Annual Meeting, the persons named as proxies may vote for a substitute nominee designated by the Board. Alternatively, the Board may reduce the size of the Board. Each nominee has consented to serve as a director if elected, and the Board does not believe that any nominee will be unwilling or unable to serve if elected as a director. Each director will hold office until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified or until his or her earlier resignation or removal.

### Nominees for Director

The names of each nominee for director, their ages as of August 1, 2013, and other information about each nominee is shown below.

| Nominee | Age | Principal Occupation | Director Since |
|---|---|---|---|
| Stephen M. Bennett | 59 | President and Chief Executive Officer | 2010 |
| Michael A. Brown | 54 | Chairman of the Board, Line 6, Inc. | 2005 |
| Frank E. Dangeard | 55 | Managing Partner, Harcourt | 2007 |
| Geraldine B. Laybourne | 66 | Chairman of the Board, Alloy, Inc. | 2008 |
| David L. Mahoney | 59 | Director | 2003 |
| Robert S. Miller | 71 | Chairman of the Board, American International Group | 1994 |
| Anita M. Sands | 37 | Group Managing Director and Head of Change Leadership, UBS Financial Services | n/a |
| Daniel H. Schulman | 55 | Group President- Enterprise Growth, American Express | 2000 |
| V. Paul Unruh | 64 | Director | 2005 |
| Suzanne M. Vautrinot | 53 | Major General and Commander, United States Air Force (retired) | n/a |

*Mr. Bennett* has served as a member of our Board since February 2010 and as our President and Chief Executive Officer since July 2012. He was our Chairman of the Board from October 2011 to January 2013. Mr. Bennett was President and Chief Executive Officer of Intuit, Inc. from January 2000 to January 2008. Prior to Intuit, Mr. Bennett was at General Electric Corporation (GE) for 23 years. From December 1999 to January 2000, he was an executive vice president and a member of the board of directors of GE Capital, the financial services subsidiary of GE. From July 1999 to November 1999, he was President and Chief Executive Officer of GE Capital e-Business, and he was President and Chief Executive Officer of GE Capital Vendor Financial Services from April 1996 through June 1999. Mr. Bennett also serves as a director of AMR Corporation. He has previously served as a director of a variety of companies, including Intuit, Inc., Qualcomm Incorporated and Sun Microsystems, Inc. He holds a degree in finance and real estate from the University of Wisconsin.

Director Qualifications:

- *Industry and Technology Experience* — former President and Chief Executive Officer of Intuit, Inc. and various current and former Board directorships, including Qualcomm Incorporated and Sun Microsystems, Inc.
- *Leadership Experience* — former President and Chief Executive Officer of Intuit, Inc. and various executive management positions at General Electric Corporation.
- *Public Company Board Experience* — currently serves on the board of AMR Corporation, and served on the boards of Intuit, Inc., Qualcomm Incorporated and Sun Microsystems, Inc.
- *Financial Experiences* — former President and Chief Executive Officer of Intuit, Inc., executive management positions at GE, including GE Capital and GE Capital Vendor Financial Services.

*Mr. Brown* has served as a member of our Board since July 2005 following the acquisition of Veritas. Mr. Brown had served on the Veritas board of directors since 2003. Mr. Brown is currently the Chairman of Line 6, Inc., a provider of musical instruments, amplifiers and audio gear that incorporate digital signal processing. From 1984 until September 2002, Mr. Brown held various senior management positions at Quantum Corporation, a leader in computer storage products, and most recently as Chief Executive Officer from 1995 to 2002 and Chairman of the Board from 1998 to 2003. Mr. Brown is a member of the board of directors of Quantum Corporation and two private companies. He has previously served as a director of a variety of public companies, including Digital Impact, Maxtor Corporation and Nektar Therapeutics. Mr. Brown holds a master's of business administration from Stanford Business School and a bachelor's degree from Harvard University.

Director Qualifications:

- *Industry and Technology Experience* — former Chief Executive Officer and Chairman of Quantum Corporation; current member of the boards of Quantum Corporation and Mozes; former member of the boards of Equal Logic and Digital Impact.
- *Leadership Experience* — Chairman of Line 6, Inc. and former Chief Executive Officer and Chairman of Quantum Corporation.
- *Public Company Board Experience* — served as Chairman of Quantum Corporation and as a board member of Nektar Therapeutics, Maxtor Corporation and Digital Impact.
- *Financial Experiences* — Chairman of Line 6, former Chief Executive Officer of Quantum; former Chairman of Equal Logic; and serves on the Audit Committee of Line 6 and served on the Audit Committee of Digital Impact.

*Mr. Dangeard* has served as a member of our Board since January 2007. He has been the Managing Partner of Harcourt, an advisory and investment firm, since March 2008. Mr. Dangeard was Chairman and Chief Executive Officer of Thomson S.A., a provider of digital video technologies, solutions and services, from September 2004 to February 2008. From September 2002 to September 2004, he was Deputy CEO of France Telecom, a global telecommunications operator. From 1997 to 2002, Mr. Dangeard was Senior Executive Vice President of Thomson and Vice Chairman in 2000. Prior to joining Thomson, Mr. Dangeard was Managing Director of SG Warburg & Co. Ltd. from 1989 to 1997, and Chairman of SG Warburg France from 1995 to 1997. Prior to that, Mr. Dangeard was a lawyer with Sullivan & Cromwell LLP, in New York and London. Mr. Dangeard also serves on the boards of Atari, Moser Baer, SonaeCom SGPS and Telenor. Pursuant to our policy that directors should limit participation on other boards to ensure sufficient attention and availability to our company's business, the Board has evaluated Mr. Dangeard's outside board memberships and determined that his attention and availability to our company is not affected by his participation with the other boards. He remains actively involved and focused in discharging his duties as a member of our board. Mr. Dangeard has previously served as a director of a variety of companies, including Thomson S.A. and Electricité de France S.A. He graduated from the École des Hautes Études Commerciales, the Paris Institut d'Études Politiques and from Harvard Law School.

Director Qualifications:

- *Industry and Technology Experience* — former Chairman and Chief Executive Officer of Thomson S.A. and former Deputy CEO of France Telecom
- *Global Experience* — Member of the boards of Telenor (Norway), SonaeCom (Portugal), MoserBaer (India); former Chairman and Chief Executive Officer of Thomson S.A. (France); and former Deputy CEO of France Telecom (France).
- *Leadership Experience* — Managing Partner of Harcourt, Chairman of Atari, former Chairman and Chief Executive Officer of Thomson S.A., Deputy CEO of France Telecom, Chairman of SG Warburg France and Managing Director of SG Warburg & Co. Ltd.
- *Public Company Board Experience* — current member of the boards of Telenor, Atari, Moser Baer and SonaeCom SGPS; and former member of the board of Electricite de France S.A., Thomson S.A.
- *Business Combinations and Partnerships Experience* — Chairman of SG Warburg France and lawyer at Sullivan & Cromwell LLP
- *Financial Experiences* — Chairman of the Audit Committee of Atari, former Chairman and Chief Executive Officer of Thomson, former Deputy CEO of France Telecom, member of the Audit Committee of Moser Baer and former Chairman of the Audit Committee of Electricite de France.

*Ms. Laybourne* has served as a member of our Board since January 2008. She has been the Chairman of Alloy, Inc., a private media company, since November 2010. She founded Oxygen Media in 1998 and served as its Chairman and Chief Executive Officer until November 2007 when the network was acquired by NBC Universal. Prior to starting Oxygen Media, Ms. Laybourne spent 16 years at Nickelodeon. From 1996 to 1998, Ms. Laybourne was President of Disney/ABC Cable Networks where she was responsible for overseeing cable programming for the Walt Disney Company and ABC. Ms. Laybourne also serves on the board of J.C. Penney Company, Inc. and another private company. She earned a bachelor of arts degree in art history from Vassar College and a master of science degree in elementary education from the University of Pennsylvania.

Director Qualifications:

- *Leadership Experience* — Chairman of the Board of Alloy, Inc., Founder and former Chairman and Chief Executive Officer of Oxygen Media LLC, President of Disney/ABC Cable Networks, President of Nickelodeon and Vice Chairman of MTV Networks.
- *Public Company Board Experiences* — current board member of J.C. Penney Company, Inc. Former board member of Electronic Arts, Inc. and Move, Inc.
- *Business Combinations and Partnerships Experience* — Founder, former Chairman and Chief Executive Officer of Oxygen Media LLC until it was acquired by NBC Universal.

*Mr. Mahoney* has served as a member of our Board since April 2003. Mr. Mahoney previously served as co-Chief Executive Officer of McKesson HBOC, Inc., a healthcare services company, and as Chief Executive Officer of iMcKesson LLC, also a healthcare services company, from July 1999 to February 2001. Mr. Mahoney is a member of the board of directors of Corcept Therapeutics Incorporated, and several private and non-profit organizations. He has previously served as a director of a variety of companies, including Tercica Incorporated. Mr. Mahoney has a bachelor's degree from Princeton University and a master's of business administration from Harvard Business School.

Director Qualifications:

- *Industry and Technology Experience* — Co-Chief Executive Officer of McKesson HBOC, Inc., Chief Executive Officer of iMcKesson LLC, various executive roles at McKesson Corporation, Principal at McKinsey & Co.

- *Leadership Experience* — Co-Chief Executive Officer of McKesson HBOC, Inc., Chief Executive Officer of iMcKesson LLC, various executive roles at McKesson Corporation, Principal at McKinsey & Co.
- *Public Company Experience* — currently serves on the board of Corcept Therapeutics and served on the board of Tercica Incorporated.
- *Business Combinations and Partnerships Experience* — Co-Chief Executive Officer of McKesson HBOC, Inc., Chief Executive Officer of iMcKesson LLC, various executive roles at McKesson Corporation, Principal at McKinsey & Co.
- *Financial Experiences* — former roles at McKesson HBOC, serves on the Audit Committee of Corcept Therapeutics and served on the Audit Committee of Tercica Incorporated.

*Mr. Miller* has served as a member of our Board since September 1994. Mr. Miller is currently Chairman of the Board of American International Group (AIG), an insurance and financial services organization, and Mid-Ocean Partners, a private equity firm specializing in leveraged buyouts, recapitalizations and growth capital investments in middle-market companies. Mr. Miller served as Chief Executive Officer of Hawker Beechcraft, an aircraft manufacturing company, from February 2012 to February 2013. Mr. Miller served as Executive Chairman of Delphi Corporation, an auto parts supplier from January 2007 until November 2009 and as Chairman and Chief Executive Officer from July 2005 until January 2007. From January 2004 to June 2005, Mr. Miller was non-executive Chairman of Federal Mogul Corporation, an auto parts supplier. From September 2001 until December 2003, Mr. Miller was Chairman and Chief Executive Officer of Bethlehem Steel Corporation, a large steel producer. Prior to joining Bethlehem Steel, Mr. Miller served as Chairman and Chief Executive Officer on an interim basis upon the departure of Federal Mogul's top executive in September 2000. Hawker Beechcraft filed a voluntary petition for reorganization under the United States Bankruptcy Code (USBC) in May 2012; Delphi Corporation and certain of its subsidiaries filed voluntary petitions for reorganization under the USBC in October 2005; and Federal Mogul Corporation and Bethlehem Steel Corporation and certain of their subsidiaries, filed voluntary petitions for reorganization under the USBC in October 2001. Mr. Miller is also a member of the board of directors of two private companies in addition to AIG and MidOcean Partners. Mr. Miller has previously served as a director of a variety of companies, including Delphi Corporation. Mr. Miller earned a degree in economics from Stanford University, a law degree from Harvard Law School and a master's of business administration, majoring in finance from Stanford Business School.

Director Qualifications:

- *Global Experience* — former Chief Executive Officer of Hawker Beechcraft, Inc. and Chairman of AIG.
- *Leadership Experience* — former Chief Executive Officer of Hawker Beechcraft, Inc.; Chairman of AIG and Mid Ocean Partners; former Chairman and Chief Executive Officer of Delphi Corporation; former Chairman and Chief Executive Officer of Federal Mogul Corporation; and former Chairman and Chief Executive Officer of Bethlehem Steel Corporation.
- *Public Company Board Experience* — currently serves on the boards of Hawker Beechcraft Inc. and AIG and served on the boards of UAL Corporation and Delphi Corporation.
- *Business Combinations and Partnerships Experience* — former Chief Executive Officer of Hawker Beechcraft, Inc.
- *Financial Experiences* — serves on the Audit Committee of AIG and served on the Audit Committees of UAL Corporation, Reynolds American, Waste Management and Pope & Talbot.

*Ms. Sands*, a director nominee, has served as Group Managing Director, Head of Change Leadership and a member of the Wealth Management Americas Executive Committee of UBS Financial Services, a global financial services firm, since April 2012. She was Group Managing Director and Chief Operating Officer at UBS Financial Services from April 2010 to April 2012. Prior to that, Ms. Sands was a Transformation Consultant at UBS Financial Services from October 2009 to April 2010. Prior to joining UBS Financial Services, Ms. Sands was Managing Director, Head of Transformation Management at Citigroup N.A.'s Global Operations and Technology organization. Ms. Sands also held several leadership positions with RBC Financial Group and CIBC. She received a bachelor's degree in physics and applied mathematics from The Queen's University of Belfast, Northern Ireland, a doctorate in atomic and molecular physics from The Queen's University of Belfast, Northern Ireland and a master's degree of science in public policy and management from Carnegie Mellon University.

Director Qualifications:

- *Industry and Technology Experience* — former Managing Director and Chief Operating Officer and various executive positions of global financial services firms.
- *Global Experience* — former Managing Director and Chief Operating Officer and various executive positions of global financial services firms.
- *Leadership Experience* — former Managing Director and Chief Operating Officer and various executive positions of global financial services firms.
- *Financial Experiences* — former Managing Director and Chief Operating Officer and various executive positions of global financial services firms.

*Mr. Schulman* has served as a member of our Board since March 2000. Mr. Schulman has served as Group President, Enterprise Group of American Express, a financial products and travel-related services provider, since August 2010. Mr. Schulman was President, Prepaid Group of Sprint Nextel Corporation, a cellular phone service provider, from November 2009 until August 2010, when Sprint Nextel acquired Virgin Mobile USA, a cellular phone service provider. Mr. Schulman served as Chief Executive Officer of Virgin Mobile USA from September 2001 to November 2009, and a member of the board of directors of Virgin Mobile USA from October 2001 to November 2009. From May 2000 until May 2001, Mr. Schulman was President and Chief Executive Officer of priceline.com Incorporated, an online travel company, after serving as President and Chief Operating Officer from July 1999. He is a member of the board of directors of Flextronics International Ltd. and a non-profit company. He received a bachelor's degree in economics from Middlebury College, and a master's degree in business administration, majoring in Finance, from New York University.

Director Qualifications:

- *Industry and Technology Experience* — Group President, Enterprise Group of American Express and former Chief Executive Officer and Chief Operating Officer of priceline.com.
- *Leadership Experience* — Group President, Enterprise Group of American Express, former President, Prepaid Group of Sprint Nextel Corporation, former Chief Executive Officer of Virgin Mobile USA and former Chief Executive Officer and Chief Operating Officer of priceline.com.
- *Public Company Board Experience* — currently serves on the board of Flextronics International Ltd and served on the board of Virgin Mobile USA.
- *Business Combinations and Partnerships Experience* — former Chief Executive Officer of Virgin Mobile USA.
- *Financial Experiences* — Group President, Enterprise Group of American Express, former President, Prepaid Group of Sprint Nextel Corporation, former Chief Executive Officer of Virgin Mobile USA and former Chief Executive Officer and Chief Operating Officer of priceline.com.

*Mr. Unruh* has served as a member of our Board since July 2005 following the acquisition of Veritas. Mr. Unruh had served on Veritas' board of directors since 2003. Mr. Unruh retired as Vice Chairman of Bechtel Group, Inc., a global engineering and construction services company, in June 2003. During his 25-year tenure at Bechtel Group, he held a number of management positions including Treasurer, Controller, and Chief Financial Officer. Mr. Unruh also served as President of Bechtel Enterprises, the finance, development and ownership arm from 1997 to 2001. He is a member of the board of directors of Move, Inc., Heidrick & Struggles International, Inc., and three private companies. Mr. Unruh is a certified public accountant.

Director Qualifications:

- *Global Experience* — former Vice Chairman and various executive positions of Bechtel Group, Inc. and former President of Bechtel Enterprises.

- *Leadership Experience* — former Vice Chairman and various executive positions of Bechtel Group, Inc. and former President of Bechtel Enterprises.
- *Public Company Board Experience* — currently serves on the boards of Move, Inc. and Heidrick & Struggles International Inc.
- *Business Combinations and Partnerships Experience* — former board member of Veritas Corporation.
- *Financial Experiences* — a certified public accountant; former Chief Financial Officer, Treasurer and Controller of Bechtel Group, Inc.; former President of Bechtel Enterprises; and serves on the Audit Committees of Move, Inc. and Heidrick & Struggles International, Inc.

*Ms. Vautrinot*, a director nominee, will retire from the United States Air Force effective October 1, 2013 after over 30 years of service. During her career with the United States Air Force, she served in a number of leadership positions including Major General and Commander, 24th Air Force/Network Operations, since April 2011; Special Assistant to the Vice Chief of Staff from December 2010 to April 2011; Director of Plans and Policy, U.S. Cyber Command from May 2010 to December 2010 and Deputy Commander, Network Warfare, U.S. Strategic Command, from June 2008 and May 2010. She has previously served as a director of a variety of non-profit companies, including Uniformed Services Benefit Association. She received a bachelor of science degree from the U.S. Air Force Academy, a master's degree in systems management from University of Southern California, and a master's degree in military operational art and science from Air Command and Staff College.

Director Qualifications:

- *Industry and Technology Experience* — Major General and Commander (retired) and various leadership positions of United States Air Force
- *Global Experience* — Major General and Commander (retired) and various leadership positions of United States Air Force
- *Leadership Experience* — Major General and Commander (retired) and various leadership positions of United States Air Force

**Summary of Director Qualifications and Experience**

| | Bennett | Brown | Dangeard | Laybourne | Mahoney | Miller | Sands | Schulman | Unruh | Vautrinot |
|---|---|---|---|---|---|---|---|---|---|---|
| *Industry and Technology Expertise* | √ | √ | √ | | √ | | √ | √ | | √ |
| *Global Expertise* | | | √ | | | √ | √ | | √ | √ |
| *Leadership Experience* | √ | √ | √ | √ | √ | √ | √ | √ | √ | √ |
| *Public Company Board Experience* | √ | √ | √ | √ | √ | √ | | √ | √ | |
| *Business Combinations and Partnerships Experience* | | | √ | √ | √ | √ | | √ | √ | |
| *Financial Expertise* | √ | √ | √ | | √ | √ | √ | √ | √ | |
| *Diversity* | | | | √ | | | √ | | | √ |

## Director Compensation

The following table provides information for fiscal year 2013 compensation for all of our non-employee directors:

### Fiscal Year 2013 Director Compensation

| Name* | Fees Earned or Paid in Cash ($)(1)(2) | Stock Awards ($)(3)(4) | Option Awards ($)(5) | Total ($) |
|---|---|---|---|---|
| Michael A. Brown | 100,001 | 199,999 | — | 300,000 |
| Frank E. Dangeard | 85,001 | 199,999 | — | 285,000 |
| Geraldine B. Laybourne | 65,001 | 199,999 | — | 265,000 |
| David L. Mahoney(6) | 85,440 | 199,999 | — | 285,439 |
| Robert S. Miller | 35,013 | 249,987(7) | — | 285,000 |
| Daniel H. Schulman(8) | 152,913 | 199,999 | — | 352,912 |
| V. Paul Unruh | 95,001 | 199,999 | — | 295,000 |

* During fiscal 2013, Messrs. Bennett and Gillett served as directors prior to their appointment as executive officers of our company. The non-employee director compensation paid to them in fiscal 2013 is reported in the Summary Compensation Table above under the column captioned "All Other Compensation."

(1) Non-employee directors receive an annual retainer fee of $50,000 plus an additional annual fee of $15,000 (Compensation Committee and Nominating and Governance Committee) or $20,000 (Audit Committee) for membership on each committee. The chair of each committee receives an additional annual fee of $15,000 (Compensation Committee and Nominating and Governance Committee) or $25,000 (Audit Committee).

(2) Includes cash payout of $0.82 for fractional share from stock awards granted to each non-employee director.

(3) Amounts shown in this column reflect the aggregate full grant date fair value calculated in accordance with FASC Topic 718 for awards granted during the fiscal year.

(4) Each non-employee director was granted 12,547 RSUs on May 7, 2012, with a per share fair value of $15.94 and a full grant date fair value of $199,999.

(5) In fiscal years 2013, 2012 and 2011, there were no stock option grants to any person who served as a non-employee director. The outstanding stock options held by each non-employee director at 2013 fiscal year-end were: Mr. Brown (12,000), Mr. Mahoney (36,000), Mr. Miller (36,000), Mr. Schulman (36,000), and Mr. Unruh (180,630).

(6) Mr. Mahoney was appointed Chairman to the Nominating and Governance Committee, effective July 25, 2012. As a result, Mr. Mahoney received pro-rated Nominating and Governance Committee membership and chairman retainer fees of $10,219.78.

(7) In lieu of cash, Mr. Miller received 100% of his annual retainer fee of $50,000 in the form of our common stock. Accordingly, pursuant to the terms of the 2000 Director Equity Incentive Plan, he was granted 3,136 shares at a per share fair value of $15.94 and a full grant date fair value of $49,988. The balance of his fee was paid in cash as reported in the "Fees Earned or Paid in Cash" column in the table above.

(8) Mr. Schulman was appointed Lead Independent Director, effective July 25, 2012. As a result, he received a pro-rated annual fee of $100,000 in the amount of $68,132. Mr. Schulman also resigned as Chairman of the Compensation Committee, effective July 25, 2012, and therefore, a pro-rated Compensation Committee Chairman fee of $10,220 was deducted from his Lead Independent Director fee resulting in a total of $57,912 paid to Mr. Schulman for his role as Lead Independent Director in fiscal 2013.

*Director Stock Ownership Guidelines:* Since May 2007, the Compensation Committee has instituted the following stock ownership guidelines to better align our directors' interests with those of our stockholders:

- Directors must maintain a minimum holding of 10,000 shares of Symantec stock;
- New directors will have three years to reach the minimum holding level; and

- Notwithstanding the foregoing, directors may sell enough shares to cover their income tax liability on vested grants.

*Annual Fees:* In accordance with the recommendation of the Compensation Committee, the Board determined the non-employee directors' compensation for fiscal year 2013 as follows:

- $50,000 annual cash retainer
- $15,000 annual fee for committee membership ($20,000 for Audit Committee membership)
- $15,000 annual fee for chairing a committee of the Board ($25,000 for chairing the Audit Committee)
- $30,000 annual fee for the Lead Independent Director, which was increased to $100,000 by the Board in January 2013

In January 2013, the Board, in accordance with the recommendation of the Compensation Committee, approved modifications to the annual retainers paid to non-employee directors due to the roles' increased responsibilities. Effective fiscal 2014, non-employee directors will receive the following retainers:

- $50,000 annual cash retainer
- $15,000 annual fee for committee membership ($20,000 for Audit membership)
- $25,000 annual fee for chairing a committee of the Board ($15,000 for chairing the Nominating and Governance Committee)
- $100,000 annual fee for the Lead Independent Director/Independent Chairman

The payment of the annual cash retainer is subject to the terms of the 2000 Director Equity Incentive Plan, as amended, which allows directors to choose to receive common stock in lieu of cash for all or a portion of the retainer payable to each director for serving as a member. We pay the annual retainer fee and any additional annual fees to each director at the beginning of the fiscal year. Directors who join our company after the beginning of the fiscal year receive a prorated cash payment in respect of their annual retainer fee and fees. These payments are considered earned when paid. Accordingly, we do not require them to be repaid in the event a director ceases serving in the capacity for which he or she was compensated.

*Annual Equity Awards.* All grants to non-employee directors will be made on a discretionary basis under the 2004 Equity Incentive Plan. Pursuant to a Non-Employee Director Grant Policy adopted by our Board, each non-employee member of the Board receives an annual award of fully-vested restricted stock having a fair market value on the grant date equal to a pre-determined dollar value, which was $200,000 during fiscal 2013. The restricted stock awards granted for fiscal year 2013 were granted on May 7, 2012 and are fully vested.

In January 2013, the Board amended the Non-Employee Director Grant Policy so that each non-employee member of the Board will receive an annual award of fully-vested restricted stock units having a fair market value on the grant date equal to $235,000. The restricted stock units granted for fiscal year 2014 were granted on May 10, 2013 and are fully vested.

Symantec stock ownership information for each of our directors is shown under the heading "Security Ownership of Certain Beneficial Owners and Management" on page 45 of this proxy statement.

**THE BOARD RECOMMENDS A VOTE *"FOR"* ELECTION OF EACH OF THE TEN NOMINATED DIRECTORS.**

## PROPOSAL NO. 2

## RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed KPMG as Symantec's principal independent registered public accounting firm to perform the audit of Symantec's consolidated financial statements for fiscal year 2014. As a matter of good corporate governance, the Audit Committee has decided to submit its selection of independent audit firm to stockholders for ratification. In the event that this appointment of KPMG is not ratified by a majority of the shares of common stock present or represented at the Annual Meeting and entitled to vote on the matter, the Audit Committee will review its future selection of KPMG as Symantec's independent registered public accounting firm.

The Audit Committee first approved KPMG as our independent auditors in September 2002, and KPMG audited Symantec's financial statements for Symantec's 2013 fiscal year. Representatives of KPMG are expected to be present at the meeting, in which case they will be given an opportunity to make a statement at the meeting if they desire to do so, and will be available to respond to appropriate questions.

### Principal Accountant Fees and Services

We regularly review the services and fees from our independent registered public accounting firm, KPMG. These services and fees are also reviewed with the Audit Committee annually. In accordance with standard policy, KPMG periodically rotates the individuals who are responsible for Symantec's audit. Symantec's Audit Committee has determined that the providing of certain non-audit services, as described below, is compatible with maintaining the independence of KPMG.

In addition to performing the audit of Symantec's consolidated financial statements, KPMG provided various other services during fiscal years 2013 and 2012. Symantec's Audit Committee has determined that KPMG's provisioning of these services, which are described below, does not impair KPMG's independence from Symantec. The aggregate fees billed for fiscal years 2013 and 2012 for each of the following categories of services are as follows:

| Fees Billed to Symantec | 2013 | 2012 |
|---|---|---|
| Audit fees(1) | $8,344,495 | $ 9,240,888 |
| Audit related fees(2) | 1,324,300 | 802,098 |
| Tax fees(3) | 74,216 | 122,734 |
| All other fees(4) | 107,408 | 134,818 |
| Total fees | $9,850,419 | $10,300,538 |

The categories in the above table have the definitions assigned under Item 9 of Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and these categories include in particular the following components:

(1) *"Audit fees"* include fees for audit services principally related to the year-end examination and the quarterly reviews of Symantec's consolidated financial statements, consultation on matters that arise during a review or audit, review of SEC filings, audit services performed in connection with Symantec's acquisitions and statutory audit fees.

(2) *"Audit related fees"* include fees which are for assurance and related services other than those included in Audit fees.

(3) *"Tax fees"* include fees for tax compliance and advice.

(4) *"All other fees"* include fees for all other non-audit services, principally for services in relation to certain information technology audits.

An accounting firm other than KPMG performs supplemental internal audit services for Symantec. Another accounting firm provides the majority of Symantec's outside tax services.

**Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm**

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

All of the services relating to the fees described in the table above were approved by the Audit Committee.

**THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 2**

## PROPOSAL NO. 3

## ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act, stockholders are entitled to cast an advisory vote to approve the compensation of our named executive officers, as disclosed in this proxy statement. Accordingly, you are being asked to vote on the following resolution at the Annual Meeting:

"**RESOLVED**, that the compensation paid to Symantec Corporation's named executive officers, as disclosed in this proxy statement pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion & Analysis, compensation tables and narrative discussion, is hereby approved."

As described more fully in the Compensation Discussion & Analysis section of this proxy statement, our named executive officers are compensated in a manner consistent with our pay-for-performance philosophy and corporate governance best practices. A few highlights, which are discussed further in the Compensation Discussion & Analysis, are:

- We continued to diversify the long-term equity incentive compensation component of our regular annual executive compensation program in furtherance of our philosophy to pay for performance and align the interests of our executive officers with those of our stockholders. After introducing performance-based restricted stock units, which derive their value in part on a relative measure of our stock price, as a regular part of our program last year, in fiscal 2013 we introduced compensation performance-contingent stock units, which derive their value solely on the basis of increases in our stock price, as part of the compensation package for our new CEO.

- We reward outstanding performance that meets our performance goals, and do not payout performance-based cash or equity awards for unmet goals. Our compensation plans do not have guaranteed payout levels, and are capped to discourage excessive or inappropriate risk taking by our executive officers. For example, our executives did not receive a payout under our FY13 LTIP since our minimum operating cash flow target was not achieved during fiscal 2013 as further described on page 60.

- We continue to grant PRUs to our named executive officers as a regular part of our annual executive compensation program. We do not award any simple time-vesting stock options to our executives.

- We ensure that our various incentive plans use different measures which correlate to stockholder value so that no single metric becomes overly weighted in determining payouts.

- We narrowed our peer group to be more relevant in terms of complexity, global reach, revenue and market capitalization. We selected primarily businesses with an intense software development focus, and software and engineering-driven companies that compete with us for executive and broader talent.

- We have long-standing stock ownership guidelines for our executive officers, requiring them to hold a minimum value in shares so that they have an even greater financial stake in our company, thereby further aligning the interests of our executive officers with those of our stockholders. We also prohibit the sale of any shares (except to meet tax withholding obligations) if doing so would cause them to fall below the required ownership levels.

- We do not provide for gross-ups of excise tax values under Section 4999 of the Internal Revenue Code.

- We limit any potential severance payments to well under 3x our executive officers' total target cash compensation.

- We have clawback provisions in all of our executive compensation plans (providing for the return of any excess compensation received by an executive officer if our financial statements are the subject of a restatement due to error or misconduct).

- Our executive officers are prohibited from short-selling Symantec stock or engaging in transactions involving Symantec-based derivative securities, and are also prohibited from pledging their Symantec stock.

- Our equity incentive plan prohibits the repricing or exchange of equity awards without stockholder approval.
- We seek stockholder feedback on our executive compensation through an annual advisory vote and ongoing stockholder engagement.

We believe that our compensation program balances the interests of all of our constituencies — our stockholders, our executive officers, the remainder of our employee base, our business partners and our community — by, among other things, focusing on achievement of corporate objectives, attracting and retaining highly-qualified executive management and maximizing long-term stockholder value. We encourage you to read the Compensation Discussion & Analysis, compensation tables and narrative discussion in this proxy statement.

The vote to approve the compensation of our named executive officers is advisory, and therefore not binding. Although the vote is non-binding, the Compensation Committee and the Board value your opinion and will consider the outcome of the vote in establishing compensation philosophy and making future compensation decisions.

**THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 3**

## PROPOSAL NO. 4

## APPROVAL OF OUR 2013 EQUITY INCENTIVE PLAN

We are asking stockholders to approve our 2013 Equity Incentive Plan (the "2013 Plan"). On July 25, 2013, the Board approved the 2013 Plan, subject to stockholder approval at the annual meeting. The 2013 Plan is the successor to the 2004 Equity Incentive Plan (the "2004 Plan").

If the 2013 Plan is approved by our stockholders, it will contain the following important features:

- 45,000,000 shares of our common stock will be reserved for issuance under the 2013 Plan, which represents approximately 6.4% of our outstanding shares as of August 1, 2013.
- The 2013 Plan has a fixed number of shares available for issuance. It is not an "evergreen" plan.
- Unlike the 2004 Plan, the 2013 Plan does not contain a "fungible share reserve." Instead, each one share granted as a restricted stock award, restricted stock unit (including PRUs and PCSUs (as defined in the Compensation Discussion & Analysis section (beginning on page 47)), stock option or stock appreciation right ("SAR") under the 2013 Plan will count as the issuance of one share reserved for issuance under the 2013 Plan for the purpose of computing shares remaining available for issuance.)
- Stock options and SARs must be granted with an exercise price that is not less than 100% of the fair market value on the date of grant.
- Repricing of stock options and SARs is prohibited unless stockholder approval is first obtained.

The 2013 Plan's effectiveness is dependent on the approval of it by stockholders at the meeting. We are asking stockholders to approve the 2013 Plan because the 2004 Plan is scheduled to expire on or before July 20, 2014.

We believe that the adoption of the 2013 Plan is in the best interests of our company because of the continuing need to provide stock options, restricted stock units and other equity-based incentives to attract and retain the most qualified personnel and to respond to relevant market changes in equity compensation practices. We currently estimate that our annual gross burn rate will be approximately 1.8%, or 13,000,000 shares annually. We arrived at 13,000,000 shares by forecasting the number of shares likely needed for newly hired employees as well as ongoing grants to our current employees, executives and members of our board of directors. Accordingly, we expect that the number of shares available under the 2013 Plan will provide us with enough shares for equity awards for the next three years and, therefore, help us achieve our objective of reducing the frequency with which we seek stockholder approval for replenishment of our equity plan share reserve from every two years to every three years. Our annual gross burn rate estimates takes into account the elimination of the fungible plan reserve we had under the 2004 Plan, a change we implemented to address our evolution away from granting options, which we believe is consistent with prevalent market practices.

The use of equity compensation has historically been a significant part of our overall compensation philosophy at Symantec and is a practice that we plan to continue. The 2013 Plan will serve as an important part of this practice and is a critical component of the overall compensation package that we offer to retain and motivate our employees. In addition, awards under the 2013 Plan will provide our employees an opportunity to acquire or increase their ownership stake in us, and we believe this aligns their interests with those of our stockholders, creating strong incentives for our employees to work hard for our future growth and success. If Proposal No. 4 is not approved by our stockholders, we believe our ability to attract and retain the talent we need to compete in our industry would be seriously and negatively impacted, and this could affect our long-term success.

If this Proposal is approved, all outstanding stock awards granted under the 2004 Plan will continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the applicable 2004 Plan, but no additional awards will be granted under the 2004 Plan. As of August 1, 2013, 62,185,630 shares remained available for future issuance under the 2004 Plan. We expect the 2004 Plan to expire with approximately 51,000,000 shares available for future issuance and such shares will not carry over to the 2013 Plan. The following table provides information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of August 1, 2013:

| | Number of Shares |
|---|---|
| Shares subject to outstanding awards under 2004 Plan and 1996 Equity Incentive Plan, or assumed in connection with acquisitions | 29,775,200 |
| Outstanding options(1) | 11,508,265 |
| Outstanding full-value awards | 18,266,935 |
| Shares available for grant under the 2004 Plan(2) | 62,185,630 |

(1) Outstanding options have a weighted-average exercise price of $20.85 and a weighted-average remaining term of 1.90 years.

(2) No more than 12,000,000 shares will be granted under the 2004 Plan between August 1, 2013 and October 22, 2013. Any shares granted beyond 12,000,000 will reduce the maximum number of shares we may grant under the 2013 Plan on a share for share basis. For purposes of determining the number of shares granted under the 2004 Plan, each full-value award grant (e.g., restricted stock unit and performance-based restricted stock unit) is treated as the equivalent of the grant of two options.

**Summary of our 2013 Equity Incentive Plan**

The following is a summary of the principal provisions of the 2013 Plan, as proposed for approval. This summary does not purport to be a complete description of all of the provisions of the 2013 Plan. It is qualified in its entirety by reference to the full text of the 2013 Plan. A copy of the 2013 Plan has been filed with the SEC with this proxy statement, and any stockholder who wishes to obtain a copy of the 2013 Plan may do so by written request to the Corporate Secretary at Symantec's headquarters in Mountain View, California.

*Eligibility.* Employees (including officers), consultants, independent contractors, advisors and members of the Board (including non-employee directors) are eligible to participate in the 2013 Plan. As of August 1, 2013, there were approximately 33,919 employees and consultants, including six executive officers, and seven non-employee directors that would have been eligible to receive awards under the 2013 Plan if the 2013 Plan had been effective as of that date. Since our executive officers and non-employee directors may participate in the 2013 Plan, each of our executive officers, non-employee directors and director nominees has an interest in Proposal No. 4.

*Types of Awards.* Awards that may be granted are stock options (both nonstatutory stock options and incentive stock options (which may only be granted to employees)), restricted stock awards, RSUs (including PRUs and PCSUs) and stock appreciation rights (each individually, an "award").

*Shares Reserved for Issuance.* If Proposal No. 4 is approved, the total number of shares reserved for issuance will be 45,000,000 shares. No shares reserved under the 2004 Plan will carry over to the 2013 Plan.

*Shares Returned to the Plan.* Shares that are subject to issuance upon exercise of an option but cease to be subject to such option for any reason (other than exercise of such option), shares that are subject to an award that is granted but is subsequently forfeited or repurchased by Symantec at the original issue price and shares that are subject to an award that terminates without shares being issued will again be available for grant and issuance under the 2013 Plan.

*Shares Not Returned to the Plan.* Shares that are withheld to pay the exercise or purchase price of an award or to satisfy any tax withholding obligations in connection with an award, shares that are not issued or delivered as a result of the net settlement of an outstanding option or SAR and shares that are repurchased on the open market with the proceeds of an option exercise price will not be available again for grant and issuance under the 2013 Plan.

*Reduction of Shares.* For purposes of determining the number of shares available for grant under the 2013 Plan, any equity award (i.e., an option, SAR, award of restricted stock or RSUs) will reduce the number of shares available for issuance by one share.

*Per-Share Exercise Price.* The per-share exercise price of stock options and SARs granted under the 2013 Plan must equal at least the fair market value of a share of our common stock on the grant date of the option.

*No Repricing.* The exercise price of an option or SAR may not be reduced (repriced) without first obtaining stockholder approval (other than in connection with certain corporate transactions, including stock splits, stock dividends, mergers, spin-offs and certain other similar transactions).

*Number of Shares Per Calendar Year.* No person will be eligible to receive more than 2,000,000 shares in any calendar year pursuant to the grant of awards under the 2013 Plan, except that new employees are eligible to receive up to a maximum of 3,000,000 shares in the calendar year in which they commence employment with us.

*Vesting and Exercisability.* Awards become vested and exercisable, as applicable, within such periods, or upon such events, as determined by the administrator and as set forth in the related award agreement. Vesting may be based on the passage of time in connection with services performed for us or upon achievement of performance goals or other criteria. The maximum term of each option and SAR is ten years from the date of grant. As a matter of practice, options have generally been subject to a four-year vesting period with a one-year period before any vesting occurs and are currently granted with a maximum term of seven years from the date of grant. Options cease vesting on the date of termination of service or the death or disability of the employee, and generally expire three months after the termination of the employee's service to Symantec or up to 12 months following the date of death or disability. However, if an employee is terminated for cause, the option expires upon termination. SARs become exercisable as they vest and are settled in cash or shares, as determined by the administrator, having a value at the time of exercise equal to (1) the number of shares deemed exercised, times (2) the amount by which Symantec's stock price on the date of exercise exceeds the exercise price of SARs. RSUs are settled in cash or shares, depending on the terms upon which they are granted, and only to the extent that they are vested. Shares subject to a restricted stock award that are unvested remain subject to our right of repurchase.

*Method of Exercise.* The exercise price of options and the purchase price, if any, of other stock awards may be paid by cash, check, broker assisted same-day sales or other methods permitted by the 2013 Plan, the administrator and applicable law.

*Adjustment of Shares.* In the event of a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of Symantec without consideration or if there is a change in the corporate structure of Symantec, then (a) the number of shares reserved for issuance and future grant under the 2013 Plan, (b) the limits on the number of shares that may be issued to participants in a calendar year, (c) the exercise price and number of shares subject to outstanding options and SARs (d) the maximum number of shares that may be issued as incentive stock options, (e) the maximum number of shares that may be issued to non-employee directors in a fiscal year and (d) the purchase price and number of shares subject to other outstanding awards, including restricted stock awards, will be proportionately adjusted, subject to any required action by the Board or our stockholders and subject to compliance with applicable securities laws.

*Administration.* The Compensation Committee will administer the 2013 Plan (except when the Board decides to directly administer the 2013 Plan).

*Section 162(m) Considerations.* Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") generally disallows a federal income tax deduction to public companies for compensation paid to the company's chief executive officer and three other most highly compensated officers (excluding our chief financial officer) ("covered employees") to the extent that any of them receive more than $1.0 million in compensation in any single year. However, if compensation qualifies as performance based compensation for Section 162(m) purposes, an employer may deduct the compensation for federal income tax purposes, even if the compensation exceeds $1.0 million in a single year. The 2013 Plan is intended to comply with the requirements of Section 162(m) of the Code such that performance-based awards in excess of $1.0 million payable to our covered employees may be deductible by us.

*Non-Employee Director Equity Awards.* Under the 2013 Plan, non-employee directors may be granted stock options and other awards either on a discretionary basis or pursuant to policy adopted by the Board, except that no non-employee director will be eligible to receive more than 2,000,000 shares in any one fiscal year. Pursuant to a policy adopted by the Board, each non-employee member of the Board receives an annual award of fully-vested restricted stock units having a fair market value on the grant date equal to $235,000, with this value prorated for new non-employee directors from the date of such director's appointment to the Board to the end of the fiscal year.

*Corporate Transaction.* In the event of a change of control of Symantec (as set forth in the 2013 Plan), the buyer may either assume outstanding awards or substitute equivalent awards. If the buyer fails to assume or substitute awards issued under the 2013 Plan, all awards will expire upon the closing of the transaction, and the Board will determine whether the change of control will have any additional effect, including acceleration of the vesting of the awards. Unless otherwise determined by the Board, all unvested stock option and RSU awards made to non-employee directors under the 2013 Plan will accelerate and vest in full. A change of control of Symantec must also qualify as a change in control within the meaning of Section 409(A) of Code and the regulations thereunder.

*Amendment or Termination of 2013 Plan.* The Board may at any time amend or terminate the 2013 Plan in any respect; provided, that the Board may not, without the approval of the stockholders of Symantec, amend the 2013 Plan to increase the number of shares that may be issued under the 2013 Plan, change the designation of employees or class of employees eligible for participation in the 2013 Plan or materially modify a provision of the 2013 Plan if the modification requires stockholder approval under rules of the NASDAQ Stock Market.

*Termination Date.* The 2013 Plan will terminate on October 22, 2023 unless terminated earlier.

## Summary of Federal Income Tax Consequences of Awards Granted under the 2013 Equity Incentive Plan

The following is a general summary as of the date of this proxy statement of the U.S. federal income tax consequences to Symantec and participants in the 2013 Plan with respect to awards granted under the 2013 Plan. U.S. federal tax laws may change and U.S. federal, state and local tax consequences for any participant will depend upon his or her individual circumstances.

### *Tax Treatment of the Participant*

*Incentive Stock Options.* An optionee will recognize no income upon the grant of an incentive stock option ("ISO") and will incur no tax upon exercise of an ISO unless for the year of exercise the optionee is subject to the alternative minimum tax ("AMT"). If the optionee holds the shares purchased upon exercise of the ISO (the "ISO Shares") for more than one year after the date the ISO was exercised and for more than two years after the ISO's grant date (the "required holding period"), then the optionee generally will realize long-term capital gain or loss (rather than ordinary income or loss) upon disposition of the ISO Shares. This gain or loss will equal the difference between the amount realized upon such disposition and the amount paid for the ISO Shares upon the exercise of the ISO.

If the optionee disposes of ISO Shares prior to the expiration of the required holding period (a "disqualifying disposition"), then gain realized upon such disposition, up to the difference between the option exercise price and the fair market value of the ISO Shares on the date of exercise (or, if less, the amount realized on a sale of such ISO Shares), will be treated as ordinary income. Any additional gain will be capital gain, and treated as long-term capital gain or short-term capital gain depending upon the amount of time the ISO Shares were held by the optionee.

*Alternative Minimum Tax.* The difference between the exercise price and fair market value of the ISO Shares on the date of exercise is an adjustment to income for purposes of the AMT. Alternative minimum taxable income is determined by adjusting regular taxable income for certain items, increasing that income by certain tax preference items and reducing this amount by the applicable exemption amount. If a disqualifying disposition of the ISO Shares occurs in the same calendar year as exercise of the ISO, there is no AMT adjustment with respect to those ISO Shares. Also, upon a sale of ISO Shares that is not a disqualifying disposition, alternative minimum taxable income is reduced in the year of sale by the excess of the fair market value of the ISO Shares at exercise over the amount paid for the ISO Shares.

*Nonstatutory Stock Options.* An optionee will not recognize any taxable income at the time a NSO is granted. However, upon exercise of a NSO, the optionee must include in income as compensation an amount equal to the difference between the fair market value of the shares on the date of exercise and the optionee's exercise price. The included amount must be treated as ordinary income by the optionee and will be subject to income tax withholding by Symantec if the optionee is an employee. Upon resale of the shares by the optionee, any subsequent appreciation or depreciation in the value of the shares will be treated as long-term or short-term capital gain or loss depending upon the amount of time the NSO shares were held by the optionee.

*Restricted Stock Units.* In general, no taxable income is realized upon the grant of a RSU award (including awards of PRUs and PCSUs). The participant will generally include in ordinary income, which will be subject to income tax withholding by Symantec if the participant is an employee, the fair market value of the shares of stock that are delivered to the participant upon settlement, which generally occurs at the time the RSUs vest. The 2013 Plan allows Symantec to withhold shares from the RSU award to satisfy the participant's withholding tax obligation, with Symantec retiring those shares from issuance and being required to tender cash from its general funds to the applicable tax authorities in an amount equal to the value of the shares withheld.

*Restricted Stock.* A participant receiving restricted shares for services recognizes taxable income when the shares become vested. Upon vesting, the participant will include in ordinary income an amount, which will be subject to income tax withholding by Symantec if the participant is an employee, equal to the difference between the fair market value of the shares at the time they become substantially vested and any amount paid for the shares. Upon resale of the shares by the participant, subsequent appreciation or depreciation in the value of the shares is treated as long-term or short-term capital gain or loss depending on the amount of time the shares were held by the participant.

If the participant makes an election under Section 83(b) of the Code ("83(b) Election"), the participant will include in income as ordinary income the fair market value of the shares of stock on the date of receipt of the award, less any purchase price paid for such shares. The income will be subject to withholding by Symantec (either by payment in cash or withholding out of the participant's award). If the award is subsequently forfeited, the participant will not receive any deduction for the amount treated as ordinary income.

*Stock Appreciation Rights.* A grant of a SAR has no federal income tax consequences at the time of grant. Upon the exercise of SARs, the value of the shares or other consideration received is generally taxable to the recipient as ordinary income, which will be subject to income tax withholding by Symantec if the recipient is an employee.

### *Tax Treatment of Symantec*

Subject to any withholding requirement, the standard of reasonableness, and (if applicable) Section 162(m) of the Code, Symantec generally will be entitled to a deduction to the extent any participant recognizes ordinary income from an award granted under the 2013 Plan.

## ERISA Information

The 2013 Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

## Accounting Treatment

Symantec will recognize compensation expense in connection with awards granted under the 2013 Plan as required under applicable accounting standards. Symantec currently recognizes compensation expense associated with equity awards over an award's requisite service period and establishes fair value of equity awards in accordance with applicable accounting standards.

## New Plan Benefits

Except as described in "— Summary of our 2013 Equity Incentive Plan — Non-Employee Director Equity Awards" above, future awards to directors, executive officers, employees and other eligible participants under the 2013 Plan are discretionary and cannot be determined at this time. Further, since the number of shares subject to the RSUs to be granted to non-employee directors under the 2013 Plan depends on the fair market value of our common stock at future dates, it is not possible to determine the exact number of shares that will be subject to such future RSU awards.

**THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF PROPOSAL NO. 4.**

## PROPOSAL NO. 5

## APPROVAL OF AMENDMENT TO OUR 2008 EMPLOYEE STOCK PURCHASE PLAN

We are asking stockholders to approve an amendment to our 2008 Employee Stock Purchase Plan (the "ESPP") to increase the number of shares reserved for issuance under the ESPP by 30,000,000 shares, from 40,000,000 shares to 70,000,000 shares. The Board approved this amendment on July 25, 2013, subject to stockholder approval at the annual meeting.

The ESPP provides our employees the means to acquire shares of our common stock at a discount to the purchase date fair market value through accumulated payroll deductions. This is a long-standing benefit program, and we believe it is important in helping us retain employees and helping align their interests with those of our stockholders.

### Plan History

The ESPP was originally adopted by the Board in April 2008, and it was approved by our stockholders in September 2008. The ESPP was amended by the Board and our stockholders in 2010 to increase the number of shares reserved for issuance. As of August 1, 2013, an aggregate of 18,342,509 shares of common stock have been issued, and 21,657,491 shares remain available for future issuance under the ESPP. Shares under the ESPP are allocated as follows:

- 18,342,509 shares have been issued as a result of ESPP purchases (and are therefore not available for future grant); and
- 21,657,491 shares are available for future issuance.

As of August 1, 2013, the following named executive officers had purchased under the ESPP the number of the shares listed after his or her name during the fiscal year ending March 29, 2013: Stephen M. Bennett — 522 shares, Francis A. deSouza — 1,193 shares, and Janice D. Chaffin — 1,305 shares. During fiscal year 2013, all executive officers as a group purchased an aggregate of 4,294 shares. No associate of any of our executive officers or directors has purchased shares under the ESPP, and no person has purchased 5% or more of the total shares issued under the ESPP from the inception of the ESPP through August 1, 2013.

### Summary of our 2008 Employee Stock Purchase Plan

The following is a summary of the principal provisions of the ESPP, as proposed for approval. This summary does not purport to be a complete description of all of the provisions of the ESPP. It is qualified in its entirety by reference to the full text of the ESPP. A copy of the ESPP has been filed with the SEC with this proxy statement, and any stockholder who wishes to obtain a copy of the ESPP may do so by written request to the Corporate Secretary at Symantec's headquarters in Mountain View, California.

*Statutory Plan and Non-Statutory Plan.* The ESPP allows us the ability to establish separate sub-plans to permit the purchase of our common stock either through the "Statutory Plan," which is intended to satisfy the requirements of Section 423 of the Code or through one or more "Non-Statutory Plans" that will not comply with Section 423. The Statutory Plan and the Non-Statutory Plans shall be operated as separate and independent plans, although the total number of shares authorized to be issued under the ESPP applies in the aggregate to both the Statutory Plan and to all Non-Statutory Plans. Other than the share reserve, the Board may adopt special provisions, rules and procedures for a particular Non-Statutory Plan that are different from, and may in certain cases supersede the provisions of the ESPP, without seeking stockholder approval.

*Shares Reserved for Issuance.* If Proposal No. 5 is approved, the total number of shares reserved for issuance will increase from 40,000,000 to 70,000,000 shares. As of August 1, 2013, 698,430,244 shares of our common stock were issued and outstanding.

*Offering Periods.* The ESPP operates by offering eligible employees the right to purchase stock through a series of successive or overlapping offering periods (each an "Offering Period"). The ESPP operates through a series of successive six-month Offering Periods that begin each February 16 and August 16 (or the first business day after that date), and end, respectively, on the following August 15 and February 15 (or the last business day preceding that date). The ESPP permits us to provide for multiple purchase dates within a single Offering Period.

However, we currently operate the ESPP using a single purchase date for each Offering Period. This single purchase date will occur on the last trading day of the Offering Period, at which time all accrued payroll deductions of each participant are used to purchase shares.

*Eligibility and Participation.* Employees (including officers and employee directors) who are employed for at least 20 hours per week and more than five months in any calendar year and who are employed by us as of the third business day before the beginning of an Offering Period are eligible to participate in that Offering Period, subject to certain limitations imposed by Section 423(b) of the Code, applicable local law for locations outside of the United States and the plan itself. For example, no employee may be granted an option under the ESPP if immediately after the grant such employee would own stock and/or hold outstanding options to purchase stock possessing 5% or more of the total voting power or value of all classes of stock of Symantec or our subsidiaries. As of August 1, 2013, approximately 18,772 employees (including officers and employee directors) are eligible to participate in the ESPP. Each executive officer and each person who previously served as an executive officer during fiscal year 2013 and remains employed by Symantec has an interest in Proposal No. 5.

Eligible employees become participants in the ESPP by submitting an enrollment form authorizing payroll deductions no later than the third business day prior to the beginning of an Offering Period (unless payroll deductions are not permitted under local law, in which case such other payment methods as we may approve). Once a participant enrolls in an Offering Period, he or she is automatically enrolled in subsequent Offering Periods unless he or she withdraws from or becomes ineligible to participate in the ESPP. Once an employee has enrolled in the ESPP, amounts are withheld from his or her compensation during each payroll period. An employee may elect to have not less than 2% or more than 10% of his or her compensation during an Offering Period withheld to be used to purchase shares under the ESPP. Eligible compensation is defined in the ESPP as all compensation including base salary, wages, commissions, overtime, shift premiums and bonuses, plus draws against commissions but excluding amounts related to company equity compensation; provided however, that for purposes of determining a participant's compensation any election by such participant to reduce his or her regular cash remuneration under Sections 125 or 401(k) of the Code shall be treated as if the participant did not make the election. For purposes of any Non-Statutory Plan, compensation is defined as base salary. A participant may decrease, but not increase, the rate of his or her payroll deductions once during an ongoing Offering Period by completing and filing a new authorization for payroll deductions form.

*Grant and Exercise of Option; Purchase Price.* On the first trading date of an Offering Period (which is referred to as the grant date or the "Offering Date"), each participant is granted an option to purchase up to that number of shares determined by dividing his or her payroll deductions accumulated during the Offering Period as of the last trading day of the Offering Period by the purchase price applicable for that Offering Period. We administer the ESPP to provide that the purchase price per share for each Offering Period is 85% of the fair market value of a share of our common stock on the last trading day of the Offering Period (the "Purchase Date"). Fair market value means the closing price of our common stock on the Purchase Date. Notwithstanding the foregoing, the ESPP allows us to change the purchase price that applies to an Offering Period to provide for the greatest discount allowed under Code Section 423 (which means that the purchase price can be 85% of the lower of the fair market value of our stock at the beginning or at the end of the Offering Period). As of August 1, 2013, the fair market value of a share of our common stock was $26.70.

Certain limitations on the number of shares that a participant may purchase apply. For example, the option granted to an employee may not permit him or her to purchase stock under the ESPP at a rate which exceeds $25,000 in fair market value of such stock (determined as of the Offering Date) for each calendar year in which the option is outstanding. In addition, we have set 10,000 shares as the maximum number of shares an employee may purchase on each Purchase Date. The ESPP allows us to increase or decrease this share limit without stockholder approval. We will make a pro rata reduction in the number of shares subject to options outstanding under the ESPP if the total number of shares that would otherwise be purchased on a Purchase Date by all participants exceeds the number of shares remaining available under the plan.

Provided the employee continues participating in the plan through the end of an Offering Period, his or her option to purchase shares is exercised automatically at the end of the Offering Period, and the maximum number of shares that may be purchased with accumulated payroll amounts at the applicable purchase price are issued to the employee.

Rights to purchase stock under the ESPP are generally not transferable by the employee.

*Termination of Employment; Withdrawal from the ESPP.* Termination of a participant's employment for any reason, including retirement or death or the failure of the participant to remain in the continuous employ of Symantec for at least 20 hours per week and more than five months in any calendar year during the applicable Offering Period cancels his or her option to purchase shares under the ESPP and terminates his or her participation. In such event, accumulated payroll deductions are returned (without interest unless required by applicable law) to the participant.

A participant may withdraw from the ESPP at any time during an Offering Period prior to a date specified for administrative reasons prior to the Purchase Date. Upon withdrawal, the participant's accumulated payroll amounts are returned to him or her, without interest unless required by applicable law.

*Adjustment of Shares.* Subject to any required action by our stockholders, in the event of a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of Symantec without consideration, proportionate adjustment shall be made to the number of shares remaining available for issuance under the ESPP, the purchase price and number of shares subject to then-outstanding options under the ESPP, and the maximum number of shares that may be purchased on any Purchase Date.

*Corporate Transactions.* In the event of a proposed change of control of Symantec (as set forth in the ESPP), each then-outstanding option under the ESPP will be assumed or an equivalent substitute option substituted by the buyer, unless the Board elects in lieu of that treatment to simply shorten the Offering Period then in progress and allow each outstanding option to be automatically exercised on a specified date preceding the closing of the transaction. If the Board sets an earlier Purchase Date in connection with a change of control transaction, the Offering Period then in progress will terminate on that Purchase Date.

*Amendment and Termination of the ESPP.* The Board may at any time amend or terminate the ESPP without the approval of the stockholders or employees, except that a termination generally cannot adversely affect options then outstanding (although the ESPP provides for certain exceptions to this rule).

*Term.* The ESPP expires ten years from the date of stockholder approval in 2008, unless sooner terminated by the Board or unless we obtain stockholder approval of an amendment that extends the plan's term.

**U.S. Federal Income Tax Consequences**

The following is a brief summary of the general U.S. federal income tax consequences to U.S. taxpayers and Symantec of shares purchased under the Statutory Plan, which is a sub-plan of the ESPP. This summary is not complete and does not discuss the tax consequences of a participant's death or the income tax laws of any state or foreign country in which the participant may reside. Tax consequences for any particular individual may be different.

The Statutory Plan and the options granted under the Statutory Plan are intended to qualify for favorable federal income tax treatment associated with rights granted under an "employee stock purchase plan" that qualifies under provisions of Section 423 of the Code.

Amounts of a participant's compensation withheld for the purchase of shares of our common stock under the Statutory Plan will be subject to regular income and employment tax withholding as if such amounts were actually received by the employee. Other than this, no income will be taxable to a participant until sale or other disposition of the acquired shares. Under current law, no other withholding obligation applies to the events under the Statutory Plan.

Tax treatment upon transfer of the purchased shares depends on how long the participant holds the shares from the Purchase Date to the transfer date. If the stock is disposed of more than two years after the Offering Date, and more than one year after the Purchase Date for the stock being transferred, then the *lesser* of (i) the excess of the fair market value of the stock at the time of such disposition over the purchase price or (ii) the excess of the fair market value of the stock as of the Offering Date over the purchase price (determined as of the Offering Date) will be treated as ordinary income. Any further gain will be taxed as a long-term capital gain.

Under current law, long-term capital gains are generally subject to lower tax rates than ordinary income. If the fair market value of the stock on the date of the disposition is less than the purchase price paid for the shares, there will be no ordinary income, and any loss recognized will be a capital loss.

If the stock is sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the stock on the Purchase Date for the shares over the purchase price will be treated as ordinary income at the time of the sale or disposition. The balance of any gain will be treated as capital gain. Even if the stock is disposed of for less than its Purchase Date fair market value, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the stock on such Purchase Date. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

There are no U.S. federal income tax consequences to Symantec by reason of the grant or exercise of options under the ESPP. Symantec is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant.

Symantec may also grant options under Non-Statutory Plans to employees of our designated subsidiaries and affiliates that do not participate in the Statutory Plan. The specific terms of such Non-Statutory Plans are not yet known; accordingly, it is not possible to discuss with certainty the relevant tax consequences of these Non-Statutory Plans. The Non-Statutory Plans will be sub-plans of the ESPP that are generally not intended to qualify under the provisions of Sections 421 and 423 of the Code. Therefore, it is likely that at the time of the exercise of an option under a Non-Statutory Plan, an employee subject to tax under the Code would recognize ordinary income equal to the excess of the fair market value of the stock on the date of exercise and the purchase price, Symantec would be able to claim a tax deduction equal to this difference, and Symantec would be required to withhold employment taxes and income tax at the time of the purchase.

### Accounting Treatment

Symantec recognizes compensation expense in connection with options outstanding under the ESPP in accordance with authoritative guidance on stock compensation. So long as Symantec continues issuing shares under the ESPP with a purchase price at a discount to the fair market value of its stock, Symantec will recognize compensation expense which will be determined by the level of participation in the ESPP.

### New Plan Benefits

Because benefits under the ESPP depend on the fair market value of our common stock at various future dates, it is not possible to determine the benefits that will be received by employees if they participate in the ESPP. During fiscal year 2013, three Named Executive Officers participated in the ESPP.

As of August 1, 2013, since the inception of the ESPP, the aggregate number of shares issued to each named executive officer and the various indicated groups under the ESPP are:

| Name: | Number of Shares Issued Under ESPP |
|---|---|
| Stephen M. Bennett | 522 |
| James A. Beer | — |
| Stephen E. Gillett | — |
| Francis A. deSouza | 6,240 |
| Scott C. Taylor | — |
| Enrique Salem | 5,185 |
| William T. Robbins | 5,006 |
| Janice D. Chaffin | 6,334 |
| All current executive officers as a group (6 persons) | 12,491 |
| All current non-employee directors as a group (7 persons) | — |
| All employees, excluding current executive officers | 18,330,018 |

**THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF PROPOSAL NO. 5.**

## PROPOSAL NO. 6

## APPROVAL OF OUR AMENDED AND RESTATED SENIOR EXECUTIVE INCENTIVE PLAN

At the meeting, we are requesting stockholders to approve, as a whole, the amendment and restatement of our Senior Executive Incentive Plan (the "SEIP") to allow future performance-based compensation awards under the SEIP to be fully deductible by Symantec under Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"). The Board adopted the amendment and restatement on July 25, 2013, subject to stockholder approval at the meeting. If approved, the SEIP will be effective commencing with fiscal 2014.

The SEIP is a plan structured so as to qualify compensation paid under it to certain executive officers as "performance-based compensation" under federal tax rules applicable to public companies. Section 162(m) generally disallows a tax deduction to public companies for compensation in excess of $1.0 million paid during a single year to covered employees (as defined in Proposal No. 4). Certain performance-based compensation is exempt from this deduction limit if it meets the requirements of Section 162(m), including a requirement that payment of the compensation be contingent upon achievement of performance goals that are established and administered in a manner specified under Section 162(m). In addition, to qualify as performance-based compensation, the compensation (or the plan under which it is granted, including the possible performance goals that may be used) must have been approved by stockholders, there must be a limit on the amount of compensation that may be paid to an employee during a specified period of time, and achievement of the applicable performance goals must be substantially uncertain at the time the individual awards are established. Finally, Section 162(m) imposes certain independence requirements on the members of the Board-level committee administering the performance-based compensation program.

As proposed for approval, the SEIP is substantially the same as the version approved by our stockholders in 2008. Historically, we have operated two cash incentive award programs under the SEIP, our Annual Incentive Plan which has a performance period that coincides with our fiscal year, and our Long-Term Incentive Plan which has two-year performance periods. These programs are described in more detail in our "Compensation Discussion & Analysis" (beginning on page 56). Operating these two programs under the SEIP allowed us to fully deduct amounts paid under them to our named executive officers. While we have discontinued using long-term cash incentive awards under our Long-Term Incentive Plan as discussed under our "Compensation Discussion & Analysis," we plan to continue granting awards under our Annual Incentive Plan and may operate other cash incentive awards under the SEIP in the future. To continue to operate the SEIP as a plan under which performance-based compensation may be granted, we seek your approval of the material terms of the SEIP (set forth below). Section 162(m) requires that stockholders re-approve such terms every five years. The material terms of the SEIP were most recently approved by our stockholders at our 2008 Annual Meeting of Stockholders. They are also considered to have last approved the material terms of the SEIP when they originally approved the SEIP in August 2003. Approval of this Proposal No. 6 will allow us to grant tax-qualified awards under the SEIP until October 22, 2018.

The Board believes the adoption of the SEIP to be in the best interest of stockholders and recommends its approval. If the SEIP is not approved by stockholders at this meeting, commencing with fiscal 2014, bonuses shall no longer be paid under the SEIP, meaning that certain payments to our covered employees would not be deductible by Symantec.

The summary of the SEIP provided in this proposal is a summary of the principal features of the SEIP, as amended and restated. This summary, however, does not purport to be a complete description of all of the provisions of the SEIP. It is qualified in its entirety by reference to the full text of the SEIP. A copy of the SEIP has been filed with the SEC with this proxy statement, and any stockholder who wishes to obtain a copy of the SEIP may do so by written request to the Corporate Secretary at Symantec's headquarters in Mountain View, California.

### Purpose of the SEIP

The SEIP is an important component of Symantec's overall strategy to pay its employees for performance. To that end, the purposes of the SEIP are to motivate Symantec's senior executives by tying their compensation to performance, rewarding exceptional performance that supports Symantec's overall objectives and providing a means by which to attract and retain top performing employees. Additional information about amounts paid under the SEIP to our named executive officers during our last completed fiscal year are contained in the Summary Compensation Table (beginning on page 70) and the Grants of Plan-Based Awards Table (beginning on page 75). Additional discussion about the SEIP is included in the Compensation Discussion & Analysis section (beginning on page 56).

**Participants**

Individuals eligible for SEIP awards are employees who hold an executive officer position and are subject to Section 16 of the Exchange Act and such other employees as our Compensation Committee may designate from time to time. In selecting participants for the SEIP, the Compensation Committee will choose those senior executives whom the Compensation Committee believes are most likely to make significant contributions to Symantec's success. The actual number of employees who will receive awards under the SEIP cannot be determined in advance because eligibility for participation is in the discretion of the Compensation Committee. As of August 1, 2013, there are six employees who are executive officers subject to Section 16 of the Exchange Act. Eight (8) Symantec executive officers participated in the SEIP during fiscal 2013. Although participation in future years is in the discretion of the Compensation Committee, each executive officer has an interest in Proposal No. 6. Information about fiscal year 2014 awards is presented below under "New Plan Benefits."

**Administration**

The Compensation Committee administers the SEIP. Subject to the terms of the SEIP, the Compensation Committee has the authority to interpret and determine all questions of policy and expediency pertaining to the SEIP, has the discretion to determine the participants who will receive awards as well as the amounts, terms and conditions of each award, including the performance period and goal(s) that apply to the award and whether or not the goal(s) are achieved. The Compensation Committee may delegate its authority to administer awards to a separate committee or to one or more individuals who are not members of the Compensation Committee, but only with respect to participants whom it believes will not be considered "covered persons" under Section 162(m).

**Maximum Bonus and Performance Goals**

Bonus payments under the SEIP may be made in cash only. The payment to each participant is based on performance period set by the Compensation Committee in writing and is directly related to the satisfaction of applicable performance goal(s) set by the Compensation Committee for such performance period. A performance goal is an objective formula or standard utilizing one or more of the following factors and any objectively verifiable adjustment(s) thereto permitted and pre-established by the Compensation Committee: (i) income, including net income and operating income; (ii) stockholder return; (iii) earnings per share; (iv) revenue, including growth in revenue; (v) market share; (vi) return on net assets program; (vii) return on equity; (vii) return on investment; (ix) cash flow, including cash flow from operations; (x) new product releases; (xi) employee productivity and satisfaction metrics; and (xii) strategic plan development and implementation (including individual performance objectives that relate to achievement of Symantec's or any business unit's strategic plan). The Compensation Committee may adjust its evaluation of actual performance under a performance goal to exclude certain events that occur during a performance period such as asset write-downs; currency effects; litigation or claims judgments or settlements; changes in tax law, accounting principles or other laws or regulations affecting reported results; accruals for reorganization or restructuring programs; and other extraordinary non-recurring items described in published accounting rules and/or in Management's Discussion and Analysis of Financial Conditions and Results of Operations in our annual report to stockholders for the year.

The bonus payable to a participant who is not a covered employee may also be based on other factors (including subjective factors). The performance period(s) individual bonus target(s) and performance goal(s) will be adopted by the Compensation Committee in its sole discretion with respect to each performance period and, with respect to covered employees, must be adopted no later than the latest time permitted by the Code in order for bonus payments pursuant to the SEIP to be deductible under Code Section 162(m).

The SEIP provides that the maximum amount of any bonus that can be paid to any participant during any fiscal year is $5,000,000.

### Payment of Awards

In order to earn and receive payment of an award under the SEIP, a participant must be an active employee and on Symantec's payroll on either (a) the last day of the fiscal year (or performance period) to which the award relates or (b) the date of payment or vesting, in each case as specified in the documents governing the specific award. The Compensation Committee may make exceptions to this requirement in the case of death or disability, or in the case of a corporate change in control, although it may exercise this discretion only if permitted under the requirements applicable to performance-based compensation under Section 162(m).

### Recoupment

The SEIP provides that if Symantec's financial statements are the subject of a restatement due to error or misconduct, to the extent permitted by governing law, in all appropriate cases, Symantec will seek reimbursement of excess incentive cash compensation paid under the SEIP to each Participant for each affected performance period. For purposes of the SEIP, excess incentive cash compensation means the positive difference, if any, between (i) the award paid to a participant and (ii) the award that would have been made to the participant had the applicable performance goal been calculated based on the financial statements as restated.

### Term and Amendment of SEIP

The SEIP, as amended and restated, will become available for performance periods beginning in fiscal 2014. The Board may amend or terminate the SEIP at any time and for any reason. In order to maintain the plan's qualification under Section 162(m), certain material amendments of the SEIP will require stockholder approval.

Further discussion of the SEIP is contained above under the heading "Compensation Discussion and Analysis — II. Executive Annual Incentive Plan."

### New Plan Benefits

All awards to executive officers are based on actual performance during fiscal 2014 and are made at the discretion of the Compensation Committee. Therefore, the benefits and amounts that will be received or allocated under the SEIP are not determinable at this time. Cash incentive programs we currently operate under the SEIP maintain the following performance goals: for the one-year performance period under our Annual Incentive Plan that coincides with our fiscal year 2014, targeted non-GAAP operating income for fiscal 2014, as modified by our company's achievement of targeted revenue during fiscal 2014.

Target amounts for our continuing named executive officers under the Annual Incentive Plan for the performance periods beginning on the start of our fiscal year 2014 are as follows:

| Name: | Target Amount for Fiscal Year 2014 Cash Awards Under Annual Incentive Plans ($) |
|---|---|
| Stephen M. Bennett | 1,500,000 |
| James A. Beer | 700,000 |
| Stephen E. Gillett | 1,093,750 |
| Francis A. deSouza | 875,000 |
| Scott C. Taylor | 273,000 |
| Enrique Salem | — |
| William T. Robbins | — |
| Janice D. Chaffin | — |
| All current executive officers as a group (6 persons) | 4,645,750 |
| All current non-employee directors as a group (7 persons) | — |
| All employees, excluding current executive officers* | 17,656,611 |

* Although we operate a similar bonus plan for employees who are not executive officers, such bonus awards are not granted under the SEIP.

**Federal Income Tax Consequences**

Subject to the approval by stockholders of this proposal, we will be entitled to, with respect to a covered employee, a deduction equal to the amount of income recognized by the recipient of a performance bonus. However, if the proposal is not approved by stockholders and the Compensation Committee implements alternative methods of paying bonuses in lieu of the SEIP, the future deductibility by the Company of any such bonuses may be limited by Code Section 162(m).

**THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF PROPOSAL NO. 6.**

# EQUITY COMPENSATION PLAN INFORMATION

## Equity Compensation Plan Information

The following table gives information about Symantec's common stock that may be issued upon the exercise of options, warrants and rights under all of Symantec's existing equity compensation plans as of March 29, 2013:

| | Equity Compensation Plan Information | | |
|---|---|---|---|
| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) |
| | (a) | (b) | (c) |
| Equity compensation plans approved by security holders | 36,524,889 | $8.43 | 86,875,020(1) |
| Equity compensation plans not approved by security holders | —(2) | — | — |
| Total | 36,524,889 | $8.43 | 86,875,020 |

(1) Represents 67,128 shares remaining available for future issuance under Symantec's 2000 Director Equity Incentive Plan, 21,657,491 shares remaining available for future issuance under Symantec's 2008 Employee Stock Purchase Plan and 65,150,401 shares remaining available for future issuance as stock options under Symantec's 2004 Equity Incentive Plan. Note that such numbers do not reflect the shares proposed to be reserved under the 2013 Equity Incentive Plan and pursuant to the amendment to the 2008 Employee Stock Purchase Plan under Proposal Nos. 4 and 5 or any other consequences of the approvals of such proposals.

(2) Excludes outstanding options to acquire 1,999,485 shares as of March 29, 2013 that were assumed as part of the Veritas acquisition. Also excludes 464,287 outstanding options as of March 29, 2013 that were assumed as part of other acquisitions. The weighted average exercise price of these outstanding options was $23.27 as of March 29, 2013. In connection with these acquisitions, Symantec has only assumed outstanding options and rights, but not the plan themselves, and therefore, no further options may be granted under these acquired-company plans.

## OUR EXECUTIVE OFFICERS

The names of our current executive officers, their ages as of August 1, 2013, and their positions are shown below.

| Name | Age | Position |
|---|---|---|
| Stephen M. Bennett | 59 | President and Chief Executive Officer |
| James A. Beer | 52 | Executive Vice President and Chief Financial Officer |
| Andrew H. Del Matto | 54 | Senior Vice President and Chief Accounting Officer |
| Francis A. deSouza | 42 | President, Products and Services |
| Stephen E. Gillett | 37 | Executive Vice President and Chief Operating Officer |
| Scott C. Taylor | 49 | Executive Vice President, General Counsel and Secretary |

The Board chooses executive officers, who then serve at the Board's discretion. There is no family relationship between any of the directors or executive officers and any other director or executive officer of Symantec.

For information regarding Mr. Bennett, please refer to "*Our Board of Directors*" above.

*Mr. Beer* has served as our Executive Vice President and Chief Financial Officer since February 2006. Prior to joining us, Mr. Beer was Senior Vice President and Chief Financial Officer of AMR Corporation and American Airlines, Inc., AMR's principal subsidiary, from January 2004 to February 2006. From September 1991 to January 2004, Mr. Beer held other various management positions in finance and operations at American Airlines including leading the airline's European and Asia Pacific businesses. Mr. Beer holds a bachelor of science in aeronautical engineering from Imperial College, London University and a master of business administration degree from Harvard Business School.

*Mr. Del Matto* has served as our Senior Vice President and Chief Accounting Officer since April 2012. Mr. Del Matto had served as the Company's Corporate Treasurer and Vice President of Finance Business Operations since September 2009. During his eight year tenure at the Company, Mr. Del Matto had also led our Corporate Financial Planning and Analysis, and Revenue and Cost Accounting teams. Prior to joining Symantec in January 2005, Mr. Del Matto had been employed by Inktomi Corporation and SGI Corporation in a variety of finance and accounting leadership roles. Mr. Del Matto started his career with KPMG LLP as a certified public accountant. Mr. Del Matto holds a bachelor of science degree from Ohio University and a master's in business administration degree from Golden Gate University.

*Mr. deSouza* has served as our Group President, Enterprise Products and Services since May 2011. From January 2009 to May 2011, Mr. deSouza served as our Senior Vice President, Enterprise Security Group and from January 2008 to December 2008 as Vice President, Enterprise Messaging Management Group. Prior to joining Symantec, from February 2001 to February 2006, he was Founder and Chief Executive Officer of IMlogic, Inc., an enterprise instant messaging software company, that was acquired by Symantec. From February 1998 to February 2001, Mr. deSouza served as Product Unit Manager, Real-time Collaboration Group at Microsoft Corporation and from March 1997 to February 1998, he was co-founder and Chief Executive Officer of Flash Communications, an enterprise instant messaging company that was acquired by Microsoft. Mr. deSouza is Chairman of the board of directors of MedHelp International. Mr. deSouza received a bachelor's degree in electrical engineering and computer science with a minor in economics and a master's degree from Massachusetts Institute of Technology.

*Mr. Gillett* has served as our Executive Vice President and Chief Operating Officer since December 2012. He served as a member of our Board from January 2012 to December 2012. Prior to joining us, Mr. Gillett was Executive Vice President and President, Best Buy Digital, Global Marketing and Strategy of Best Buy Co., Inc., from March 2012 to December 2012. From May 2008 to March 2012, Mr. Gillett was Executive Vice President, Digital Ventures and Chief Information Officer at Starbucks, Inc. Mr. Gillett served as Chief Information Officer of Corbis Corporation, a digital media company, from May 2006 to May 2008. Prior to his role at Corbis, Mr. Gillett held senior technology positions with various technology companies including Yahoo! Inc., CNET Networks and Sun Microsystems, Inc. He received a bachelor's degree from University of Oregon and a master's degree in business administration from San Francisco State University.

*Mr. Taylor* has served as our Executive Vice President, General Counsel and Secretary since August 2008. From February 2007 to August 2008, Mr. Taylor served as our Vice President, Legal. Prior to joining Symantec, Mr. Taylor held various legal and administrative positions at Phoenix Technologies Ltd., a provider of core systems software, from January 2002 to February 2007, including most recently as Chief Administrative Officer, Senior Vice President and General Counsel. From May 2000 to September 2001, he was Vice President and General Counsel at Narus, Inc., a venture-backed private company that designs IP network management software. Mr. Taylor is a member of the board of directors of VirnetX. He holds a juris doctorate from George Washington University, and a bachelor's degree from Stanford University.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of August 1, 2013, with respect to the beneficial ownership of Symantec common stock by (i) each stockholder known by Symantec to be the beneficial owner of more than 5% of Symantec common stock, (ii) each member of the Board, (iii) the named executive officers of Symantec included in the Summary Compensation Table appearing on page 70 of this proxy statement and (iv) all current executive officers and directors of Symantec as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage ownership is based on 698,430,244 shares of Symantec common stock outstanding as of August 1, 2013 (excluding shares held in treasury). Shares of common stock subject to stock options and restricted stock units vesting on or before September 30, 2013 (within 60 days of August 1, 2013) are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of others.

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|
| **5% Beneficial Owner** | | |
| Dodge & Cox(1) | 58,417,616 | 8.4% |
| Bank of America Corporation(2) | 43,376,598 | 6.2% |
| BlackRock, Inc.(3) | 37,173,834 | 5.3% |
| State Street Corporation(4) | 35,154,024 | 5.0% |
| **Directors and Executive Officers** | | |
| James A. Beer(5) | 581,531 | ** |
| Stephen M. Bennett(6) | 402,345 | ** |
| Francis A. deSouza(7) | 243,694 | ** |
| Scott C. Taylor(8) | 217,676 | ** |
| Robert S. Miller(9) | 196,578 | ** |
| David L. Mahoney(10) | 162,782 | ** |
| Daniel H. Schulman(11) | 135,299 | ** |
| Michael A. Brown(12) | 128,153 | ** |
| Geraldine B. Laybourne | 80,681 | ** |
| Frank E. Dangeard | 63,755 | ** |
| V. Paul Unruh | 37,988 | ** |
| Stephen E. Gillett | 17,876 | ** |
| Janice D. Chaffin* | 10,000 | ** |
| Enrique Salem* | — | ** |
| William T. Robbins* | — | ** |
| All current Symantec executive officers and directors as a group (13 persons)(13) | 2,314,012 | ** |

* Former officer.

** Less than 1%.

(1) Based solely on a Schedule 13G filing made by Dodge & Cox on February 13, 2013, reporting sole voting and dispositive power over the shares. This stockholder's address is 555 California Street, 40th Floor, San Francisco, CA 94104.

(2) Based solely on a Schedule 13G filing made by Bank of America Corporation on February 14, 2013, reporting sole voting and dispositive power over the shares. This stockholder's address is 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

(3) Based solely on a Schedule 13G filing made by BlackRock, Inc. on February 11, 2013, reporting sole voting and dispositive power over the shares. This stockholder's address is 40 East 52nd Street, New York, NY 10022.

(4) Based solely on a Schedule 13G filing made by State Street Corporation on February 12, 2013, reporting sole voting and dispositive power over the shares. This stockholder's address is State Street Financial Center, One Lincoln Street, Boston, MA 02111.

(5) Includes 439,250 shares subject to options that will be exercisable as of September 30, 2013.

(6) Includes 28,750 RSUs vesting as of September 30, 2013.

(7) Includes 177,937 shares subject to options that will be exercisable as of September 30, 2013.

(8) Includes 176,500 shares subject to options that will be exercisable as of September 30, 2013.

(9) Includes 36,000 shares subject to options that will be exercisable as of September 30, 2013.

(10) Includes 36,000 shares subject to options that will be exercisable as of September 30, 2013.

(11) Includes 36,000 shares subject to options that will be exercisable as of September 30, 2013.

(12) Includes 12,000 shares subject to options that will be exercisable as of September 30, 2013.

(13) Includes 981,061 shares subject to options that will be exercisable and RSUs vesting as of September 30, 2013.

Symantec has adopted a policy that executive officers and members of the Board hold an equity stake in our company. The policy requires each executive officer to hold a minimum number of shares of Symantec common stock. Newly appointed executive officers are not required to immediately establish their position, but are expected to make regular progress to achieve it. The Nominating and Governance Committee reviews the minimum number of shares held by the executive officers and directors from time to time. The purpose of the policy is to more directly align the interests of our executive officers and directors with our stockholders. See "Stock Ownership Requirements" under the Compensation Discussion & Analysis section for a description of the stock ownership requirements applicable to our executive officers.

### Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Exchange Act requires Symantec's directors, executive officers and any persons who own more than 10% of Symantec's common stock, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission (the "SEC"). Such persons are required by SEC regulation to furnish Symantec with copies of all Section 16(a) forms that they file.

Based solely on its review of the copies of such forms furnished to Symantec and written representations from the directors and executive officers, Symantec believes that all Section 16(a) filing requirements were met in fiscal year 2013, except that one Form 4 reflecting a grant of PCSUs to Stephen M. Bennett was filed late.

## EXECUTIVE COMPENSATION AND RELATED INFORMATION

## COMPENSATION DISCUSSION & ANALYSIS (CD&A)

This compensation discussion and analysis describes the material elements of Symantec's executive compensation program for fiscal 2013. For fiscal 2013, our named executive officers ("NEOs") include the following current officers:

- Stephen M. Bennett, President, Chief Executive Officer and Director
- James A. Beer, Executive Vice President and Chief Financial Officer
- Stephen E. Gillett, Executive Vice President and Chief Operating Officer
- Francis A. deSouza, President, Products and Services
- Scott C. Taylor, Executive Vice President, General Counsel and Corporate Secretary

Our NEOs also include, pursuant to applicable SEC rules, the following former executive officers:

- Enrique Salem, former President and Chief Executive Officer
- William T. Robbins, former Executive Vice President, Worldwide Sales and Services
- Janice D. Chaffin, former Group President, Consumer Business Unit

### *Our Compensation Philosophy and Practices*

The overriding principle driving our compensation programs continues to be our belief that it benefits our employees, customers, partners and stockholders to have management's compensation tied to our current and long-term performance. The following factors demonstrate our continued commitment to pay-for-performance and to corporate governance best practices:

- We continued to diversify the long-term equity incentive compensation component of our regular annual executive compensation program in furtherance of our philosophy to pay for performance and align the interests of our executive officers with those of our stockholders. After introducing performance-based restricted stock units ("PRUs"), which derive their value in part on a relative measure of our stock price, as a regular part of our program last year, in fiscal 2013 we introduced compensation performance-contingent stock units ("PCSUs"), which derive their value solely on the basis of increases in our stock price, as part of the compensation package for our new CEO.
- We reward outstanding performance that meets our performance goals, and do not payout performance-based cash or equity awards for unmet goals. Our compensation plans do not have guaranteed payout levels, and are capped to discourage excessive or inappropriate risk taking by our executive officers. For example, our executives did not receive a payout under our FY13 LTIP since our minimum operating cash flow target was not achieved during fiscal 2013 as further described on page 60.
- We continue to grant PRUs to our named executive officers as a regular part of our annual executive compensation program. We do not award any simple time-vesting stock options to our executives.
- We ensure that our various incentive plans use different measures which correlate to stockholder value so that no single metric becomes overly weighted in determining payouts.
- We narrowed our peer group to be more relevant in terms of complexity, global reach, revenue and market capitalization. We selected primarily businesses with an intense software development focus, and software and engineering-driven companies that compete with us for executive and broader talent.
- We have long-standing stock ownership guidelines for our executive officers, requiring them to hold a minimum value in shares so that they have an even greater financial stake in our company, thereby further aligning the interests of our executive officers with those of our stockholders. We also prohibit the sale of any shares (except to meet tax withholding obligations) if doing so would cause them to fall below the required ownership levels.

- We do not provide for gross-ups of excise tax values under Section 4999 of the Internal Revenue Code.
- We limit any potential severance payments to well under 3x our executive officers' total target cash compensation.
- We have clawback provisions in all of our executive compensation plans (providing for the return of any excess compensation received by an executive officer if our financial statements are the subject of a restatement due to error or misconduct).
- Our executive officers are prohibited from short-selling Symantec stock or engaging in transactions involving Symantec-based derivative securities, and are also prohibited from pledging their Symantec stock.
- Our equity incentive plan prohibits the repricing or exchange of equity awards without stockholder approval.
- We seek stockholder feedback on our executive compensation through an annual advisory vote and ongoing stockholder engagement.

***Summary of Compensation Matters During Fiscal 2013***

**Business Changes and Performance in Fiscal 2013**

Our company experienced significant changes during fiscal year 2013. Stephen Bennett was appointed as our President and Chief Executive Officer of our company in July 2012. In January 2013, we announced a new strategy to provide improved, long-term performance for Symantec and thereby deliver increased value to our employees, customers, partners and stockholders. Core to the strategy is delivering better point products and higher-value integrated solutions to our customers, thereby helping to solve their need to protect their information. We have also committed to delivering organic revenue growth of at least 5% and non-GAAP operating margins of more than 30% over the next few years.

In connection with our implementation of this strategy, we have undertaken a significant organizational simplification initiative to reduce management layers and redundancies, increase the speed of decision making and to improve accountability and execution. This initiative has resulted in significant changes to our senior executive leadership team, including the addition of Stephen Gillett as our new Executive Vice President and Chief Operating Officer, and the departures of William Robbins, our former Executive Vice President of Worldwide Sales and Services, and Janice Chaffin, our former Group President, Consumer Business Unit. We are also recruiting world-class talent from some of the most recognized technology companies to strengthen our leadership team. We believe that our new and improved organizational structure will enhance our performance and increase stockholder value.

Additionally, in January 2013 we strengthened our commitment to return excess capital to our stockholders by announcing a program of paying quarterly cash dividends and paid our first quarterly cash dividend of $0.15 per share of our common stock to our stockholders in June 2013. We also spent $826 million to repurchase 49 million shares, reducing our common stock outstanding by 7%, or a net 3.7% after adjusting for the issuance of employee stock compensation, during fiscal 2013.

In fiscal 2013, Symantec delivered 3% year-over-year growth in revenue (5% adjusting for currency) and 1% growth in deferred revenue (3% adjusting for currency) driven by strength in our backup business, Software-as-a Service (SaaS), data loss prevention, and managed security services offerings. Our cash flow from operations decreased 16% compared to fiscal 2012 while our cash and cash equivalents (including short-term investments) grew 48% year-over-year. Our non-GAAP net income increased by 5% and non-GAAP diluted earnings per share increased 10% year over year.

**Financial and Compensation Metrics**

As detailed below, during fiscal 2013, we used three core financial metrics, which we believe are strongly correlated to enterprise value for companies in our sector, to measure company performance under our executive compensation programs: revenue, non-GAAP earnings per share ("EPS") and cash flow from operations. For a significant portion of the long-term equity incentive compensation component of our regular annual executive compensation program, we also used two other metrics that more directly align the interests of our executive officers to those our stockholders: our stock price and the total stockholder return ("TSR") ranking for our company as compared to the S&P 500. In addition, individual performance metrics were a factor in the bonus awards of our named executive officers, other than our CEO, under our Executive Annual Incentive Plan. Our non-GAAP EPS was well above our targeted level of performance for the full fiscal year, while revenue came in slightly below our target level. Our cash flow from operations was below our threshold level of performance for fiscal 2013, which resulted in a zero payout under our FY13 LTIP. Consistent with the presentation in our quarterly earnings releases, under our executive compensation programs, we define non-GAAP EPS as diluted net income per share as adjusted to exclude stock-based compensation expense, restructuring and transition charges, charges related to the amortization of intangible assets, non-cash interest expense, value-added tax refunds of a tax from the China tax bureau, certain other tax benefits, and the related tax impact of these adjustments.

**Highlights of NEO Compensation**

Our named executive officers were compensated in a manner consistent with our core pay-for-performance compensation philosophy as well as with the terms of our compensation arrangements with them. The following are highlights of our named executive officers' compensation for fiscal 2013 and are discussed in greater detail in this CD&A:

- For fiscal 2013, approximately 93% of our current CEO's target total direct compensation was at risk and approximately 78% of the target total direct compensation for our other named executive officers, on average, was at risk.
- For fiscal 2013, as noted above, we introduced PCSUs to include a component in our CEO's compensation that is directly tied to increasing our stock price, rewarding our CEO for providing tangible value to our stockholders. In the event that none of the stock performance metrics were met during the grant term, the PCSUs would have been forfeited. As illustrated in the graph below, Symantec's stock increased meaningfully since Mr. Bennett became CEO of our company on July 25, 2012. The graph also compares a stockholder's return on an investment of $100 in our common stock versus the S&P 500 Composite Index and the S&P Information Technology Index during fiscal 2013 (April 2, 2012 to March 29, 2013):



$140.00
$120.00
$100.00
$80.00
$60.00
- SYMC
- S&P 500
- S&P 500 Info Tech
4/2/12
5/2/12
6/2/12
7/2/12
8/2/12
9/2/12
10/2/12
11/2/12
12/2/12
1/2/13
2/2/13
3/2/13
3/29/13


Additionally, the following are highlights of changes that we have implemented in our executive compensation program for fiscal 2014:

- We have restructured our executive annual incentive bonus to place more emphasis on performance. Under the FY14 Executive Annual Incentive Plans, the named executive officers will be eligible to receive performance-based incentive bonuses based on the Company's achievement of targeted non-GAAP operating income for fiscal 2014, as modified by the Company's achievement of targeted revenue during fiscal 2014. The level of achievement of these two metrics will fund a bonus pool and the payout to each executive is tied more directly to his or her individual performance rating than in the past.

- We have discontinued using a long-term cash incentive award as a component of our long-term executive compensation program. Instead, our long-term compensation will be comprised entirely of long-term equity incentive awards to better align the interests of our executives with those of our stockholders.
- Based in part on feedback obtained from our ongoing engagement with stockholders and their advisers, our Compensation Committee adjusted our peer group to include companies that are more similar to us in terms of complexity, global reach and revenue and market capitalization. They selected primarily businesses with an intense software development focus, and software and engineering-driven companies that compete with us for executive and broader talent.
- We have eliminated the duplication of the targeted non-GAAP EPS metric in both the cash annual incentive plan and the PRU equity incentive plan. In fiscal 2014, the cash annual incentive plan metric will be non-GAAP operating income, which we believe our executives have a more direct ability to affect.
- To enhance the alignment between our executive officers and stockholder interests, in July 2013 we increased the level of our stock ownership guidelines for our Chief Operating Officer and President, Products and Services so that they have a minimum holding requirement of 3x their base salaries.

***"Say on Pay" Advisory Vote on Executive Compensation***

We hold an advisory vote on executive compensation, commonly known as "Say-on-Pay," on an annual basis. While these votes are not binding, we believe that it is important for our stockholders to have an opportunity to express their views regarding our executive compensation programs and philosophy as disclosed in our proxy statement on an annual basis. The Compensation Committee values our stockholders' opinions and the Board and the Compensation Committee consider the outcome of each vote when making future compensation decisions for our named executive officers. In addition to the annual advisory vote on executive compensation, we are committed to ongoing engagement with our stockholders on executive compensation matters generally. These engagement efforts take place through telephone calls, in-person meetings and correspondence with our stockholders.

We have received approximately 98% and 97% of the votes cast on the advisory vote in favor of our executive compensation in fiscal 2011 and fiscal 2012, respectively. The Board and the Compensation Committee considered these favorable outcomes and believed they conveyed our stockholders' support of our existing executive compensation philosophy and programs; therefore, these outcomes did not have a material impact on executive compensation decisions and policies for fiscal 2013. Nonetheless, the Compensation Committee introduced a few changes to the structure of our executive compensation programs for fiscal 2014 based on feedback received from a majority of our top 100 investors and their advisers. The Compensation Committee adjusted our peer group as described further on page 52. The Compensation Committee also changed the metrics for our cash annual incentive plans for fiscal 2014 so that the same metrics are not used for our all of our performance-based compensation, including PRU awards, as described starting on page 49.

***Roles of Our Compensation Committee, Executive Officers and Consultants in our Compensation Process***

The Compensation Committee, which is comprised entirely of independent directors, is responsible for overseeing all of Symantec's compensation programs, including the review and recommendation to the independent directors of our Board of all compensation arrangements for our CEO and the review and approval of the compensation payable to our other named executive officers.

The independent directors of the Board evaluate the CEO's performance and the Compensation Committee then reviews and recommends to the independent members of the Board all compensation arrangements for the CEO. After discussion, the independent members of the Board determine the CEO's compensation. The Compensation Committee also discusses the performance of the other named executive officers with the CEO, reviews the compensation recommendations that the CEO submits for the other named executive officers, makes any appropriate adjustments, and approves their compensation. While our CEO provides input and makes compensation recommendations with respect to executive officers other than himself, our CEO does not make recommendations with respect to his own compensation or participate in the deliberations regarding the setting of his own compensation by the Board or the Compensation Committee.

Since fiscal 2004, the Compensation Committee has engaged Mercer, an outside consulting firm, to provide advice and ongoing recommendations on executive compensation matters.

The Compensation Committee oversees Mercer's engagement. Mercer representatives meet informally with the Compensation Committee Chair and the Chief Human Resources Officer and also with the Compensation Committee during its regular meetings, including in executive sessions from time to time without any members of management present.

As part of its engagement in fiscal 2013, Mercer provided, among other services, advice and recommendations on the amount and form of executive and director compensation. For example, Mercer evaluated and advised the Compensation Committee on the peer group that the Compensation Committee uses to develop a market composite for purposes of establishing named executive officer pay levels (as described below), the competitiveness of our director and executive compensation programs, the design of awards under and proposed performance metrics and ranges for incentive plans, compensation-related trends and developments in our industry and the broader talent market and regulatory developments relating to compensation practices.

We paid Mercer approximately $370,000 for executive compensation services in fiscal 2013. In addition, with the Compensation Committee's approval, management engaged and Symantec paid Mercer and its affiliates for other services, including approximately $2.495 million for other unrelated consulting and business services. We also reimbursed Mercer and its affiliates for reasonable travel and business expenses. The Compensation Committee did not review or approve the other services provided by Mercer and its affiliates to Symantec, as those services were approved by management in the normal course of business. Based in part on policies and procedures implemented by Mercer to ensure the objectivity of its executive compensation consultants and the Compensation Committee's assessment of Mercer's independence pursuant to the SEC rules, the Compensation Committee concluded that the consulting advice it receives from Mercer is objective and not influenced by Mercer and its affiliates' other relationships with Symantec and that no conflict of interest exists that will prevent Mercer from being independent consultants to the Compensation Committee.

The Compensation Committee establishes our compensation philosophy, approves our compensation programs and solicits input and advice from several of our executive officers and Mercer. As mentioned above, our CEO provides the Board of Directors and the Compensation Committee with feedback on the performance of our executive officers and makes compensation recommendations (other than with respect to his own compensation) that go to the Compensation Committee for their approval. For example, during fiscal 2013, our CEO requested that the Compensation Committee place greater emphasis on individual performance in connection with its evaluations under our executive annual incentive plan, and the Compensation Committee accommodated his request, enhancing the degree to which payments were earned based on leadership and certain other accomplishments. Our CEO, Chief Human Resources Officer and General Counsel regularly attend the Compensation Committee's meetings to provide their perspectives on competition in the industry, the needs of the business, information regarding Symantec's performance, and other advice specific to their areas of expertise. In addition, at the Compensation Committee's direction, Mercer works with our Chief Human Resources Officer and other members of management to obtain information necessary for Mercer to make their own recommendations as to various matters as well as to evaluate management's recommendations.

## FACTORS WE CONSIDER IN DETERMINING OUR COMPENSATION PROGRAMS

We apply a number of compensation policies and analytic tools in implementing our compensation principles. These policies and tools guide the Compensation Committee in determining the mix and value of the compensation components for our named executive officers, consistent with our compensation philosophy. They include:

**Focus on Pay-for-Performance:** Our executive compensation program is designed to reward executives for results. As described below, the pay mix for our named executive officers emphasizes variable pay in the form of short- and long-term cash and equity awards. Short-term results are measured by annual revenue, non-GAAP earnings per share and, for all our named executive officers other than our CEO, individual performance. Long-term results are measured by stock price appreciation, achievement of operating cash flow targets and the achievement of the total stockholder return ranking for our company as compared to the S&P 500.

**A Total Rewards Approach:** Elements of the total rewards offered to our executive officers include base salary, short- and long-term incentives including equity awards, health benefits, a deferred compensation program and a consistent focus on individual professional growth and opportunities for new challenges.

**Appropriate Market Positioning:** Our general pay positioning strategy is to target the levels of base salary, annual short-term cash incentive structure and long-term incentive opportunities and benefits for our named executive officers with reference to the relevant market data for each position. The Compensation Committee may set the actual components for an individual named executive officer above or below the positioning benchmark based on factors such as experience, performance achieved, specific skills or competencies, the desired pay mix (e.g., emphasizing short- or long-term results), and our budget.

For fiscal 2013, we generally targeted the pay positioning for our executive officers at the 50th percentile of the relevant market composite for salary, and continued to gradually shift our target for the variable pay elements from the 50th percentile to the 65th percentile, subject to individual and company performance.

**Competitive Market Assessments:** Market competitiveness is one factor that the Compensation Committee considers each year in determining a named executive officer's overall compensation package, including pay mix. The Compensation Committee relies on various data sources to evaluate the market competitiveness of each pay element, including publicly-disclosed data from a peer group of companies (see discussion below) and published survey data from a broader set of information technology companies that the Compensation Committee, based on the advice of Mercer, believes represent Symantec's competition in the broader talent market. The peer group's proxy statements provide detailed pay data for the top five positions. Survey data, which we obtain from the Radford Global Technology Survey, Radford Global Sales Survey and Kenexa IPAS Global High Technology survey, provides compensation information on a broader group of executives and from a broader group of information technology companies, with positions matched based on specific job scope and responsibilities. The Compensation Committee considers data from these sources as a framework for making compensation decisions for each named executive officer's position.

The information technology industry in which we compete is characterized by rapid rates of change and intense competition from small and large companies, and the companies within this industry have significant cross-over in leadership talent needs. As such, we compete for executive talent with leading software and services companies as well as in the broad information technology industry. We particularly face intense competition with companies located in the geographic areas where Symantec operates, regardless of specific industry focus or company size. Further, because we believe that stockholders measure our performance against a wide array of technology peers, the Compensation Committee uses a peer group that consists of a broader group of high technology companies in different market segments that are of a comparable size to us. The Compensation Committee uses this peer group, as well as other relevant market data, to evaluate named executive officer pay levels (as described above).

The Compensation Committee reviews our peer group on an annual basis, with input from Mercer, and the group may be adjusted from time to time based on, among other inputs, a comparison of revenues, market capitalization, industry and peer group performance. The Compensation Committee used the below peer group in setting the compensation for our named executive officers, other than our current CEO and Mr. Gillett, at the beginning of fiscal 2013. For our current CEO, the Compensation Committee adjusted the below peer group by eliminating Apple and Oracle from its analysis in an effort to limit skewing of the data due to the higher CEO compensation levels.

**Fiscal 2013 Symantec Peer Group**

| | | |
|---|---|---|
| Adobe Systems Incorporated | Electronic Arts Inc. | NetApp, Inc. |
| Analog Devices, Inc. | EMC Corporation | Oracle Corporation |
| Apple Inc. | Harris Corporation | Qualcomm Incorporated |
| CA, Inc. | Juniper Networks, Inc. | Seagate Technology Plc |
| Cisco Systems, Inc. | Lexmark International, Inc. | Yahoo! Inc. |

Based in part on feedback obtained from a majority of our top 100 investors and their advisers, as well as input from Mercer, and after taking into consideration what is appropriate for our company, stockholders and management team, our Compensation Committee adjusted our peer group in October 2012. This peer group will serve as our peer group for fiscal 2014 as the change occurred too late in the year to make an impact on executive compensation policies or decisions for fiscal 2013, other than for Mr. deSouza's adjusted compensation following his appointment as President, Products and Services as we transitioned to our new organizational structure in January 2013. The following criteria were used to select our updated peer group:

- Businesses with an intense software development focus
- Similar breadth of complexity and global reach as Symantec
- Annual revenue of $1.5 billion — $13.0 billion
- Market capitalization of $4.0 billion — $61.0 billion
- Software and engineering-driven companies in the Silicon Valley with which we compete for executive and broader talent

The Compensation Committee has used the below peer group in setting the compensation for our CEO and named executive officers for fiscal 2014:

**Fiscal 2014 Symantec Peer Group**

Activision Blizzard, Inc.
Adobe Systems Incorporated
Autodesk, Inc.
BMC Software, Inc.
CA, Inc.
Citrix Systems, Inc.
eBay Inc.
Electronic Arts Inc.
EMC Corporation
Intuit Inc.
NetApp, Inc.
Nuance Communications, Inc.
salesforce.com, inc.
Synopsys, Inc.
VMware, Inc.
Yahoo! Inc.

The Compensation Committee uses these peer companies for comparative purposes, as discussed above. In fiscal 2013, compensation for individual executive officers was not dependent on how we performed relative to these peers with respect to particular financial metrics. Further information regarding the financial results and performance of any of the peer companies may be found in periodic reports those companies file with the SEC.

**Appropriate Pay Mix:** Consistent with our pay-for-performance philosophy, our executive officers' compensation is structured with a large portion of their total direct compensation paid based on the performance of our company and the individual. In determining the mix of the various reward elements and the value of each component, the Compensation Committee takes into account the executive's role, the competitiveness of the market for executive talent, company performance, individual performance, internal pay equity and historical compensation. In making its determinations with regard to compensation, the Compensation Committee reviews the various compensation elements for the CEO and our other named executive officers (including base salary, target annual bonus, target and accrued award payments under the Long Term Incentive Plans, and the value of vested and unvested equity awards actually or potentially issued).

The percentage of an executive officer's compensation opportunity that is "at-risk," or variable instead of fixed, is based primarily on the officer's level of influence at Symantec. Executive officers generally have a greater portion of their pay at risk through short-and long-term incentive programs than the rest of our employee population because of their relatively greater responsibility and ability to influence our company's performance. Typically, a materially higher proportion of the CEO's compensation opportunity is at-risk relative to our other named executive officers because the nature of his role and ability to influence our company's performance. As illustrated by the following charts, for fiscal 2013, approximately 93% of our current CEO's target total direct compensation (sum of base salary, target annual incentive, target cash long-term-incentive and grant date fair value of equity awards) was at-risk, and on average approximately 78% of our other named executive officers' compensation opportunity was at-risk compensation, except for our former CEO who had approximately 91% of his compensation opportunity in the form of at-risk compensation.

**FY13 Current CEO Target Direct Compensation Mix**


Base 7%
Annual Incentive 11%
PRU* 17%
RSU 16%
PCSU* 44%
Cash LTIP 5%
At-Risk Compensation: 93%

**FY13 All Other NEOs Average Target Direct Compensation Mix-Excl. Termed Officers**


Base 22%
Annual Incentive 23%
PRU* 18%
RSU 26%
Cash LTIP 11%
At-Risk Compensation: 78%

**Form and Mix of Long-Term Equity Incentive Compensation:** The long-term equity incentive compensation component of our regular annual executive compensation program consists of PRUs and restricted stock units ("RSUs") for all of our named executive officers and, beginning in fiscal 2013, PCSUs for our chief executive officer. We allocated a significantly larger portion of the value of the CEO's target total long-term equity incentive award in the form of PCSUs and PRUs than in time-vested RSUs, as depicted in the chart above. We believe these allocations strike the appropriate balance between performance and retention for long-term equity incentive awards. We no longer offer stock options as a regular part of our annual executive compensation program.

For fiscal 2013, our current CEO received approximately 44% of the value of his target total direct compensation in the form of PCSUs, 17% in PRUs and 16% in RSUs. Other named executive officers received (excluding our former CEO), on average, approximately 18% of the target value of their equity compensation in the form of PRUs and 26% in RSUs. Our former CEO received approximately 34% of the value of his target long-term equity incentive award compensation in the form of PRUs and 18% in RSUs.

These percentages (and other percentage-based equity awards values discussed below) are based on the grant date fair value of the shares of common stock underlying the RSUs, and the grant date fair value of the PRUs and PCSUs at the target level award size. The awards made to our named executive officers, other than the CEO, are determined by the Compensation Committee after reviewing recommendations made by the CEO. In determining its recommendations to the independent directors of the Board, in the case of CEO compensation, and in making compensation decisions with respect to other named executive officers, the Compensation Committee may consider factors such as the individual's responsibilities, the individual's performance, industry experience, current pay mix, total compensation competitiveness, long-term equity and cash awards previously granted to the individual, retention considerations, and other factors.

**Compensation Risk Assessment:** The Compensation Committee, in consultation with Mercer, has conducted its annual risk analysis on Symantec's compensation policies and practices, and does not believe that our compensation programs encourage excessive or inappropriate risk taking by our executives or are reasonably likely to have a material adverse effect on Symantec.

## COMPENSATION COMPONENTS

The major components of compensation for our named executive officers during fiscal 2013 were: (i) base salary, (ii) short-term cash incentive awards, (iii) long-term cash incentive awards, and (iv) equity incentive awards.

### I. Base Salary

The Compensation Committee reviews the named executive officers' salaries annually as part of its overall competitive market assessment and may make adjustments based on talent, experience, performance, contribution levels, individual role, positioning relative to market, and our overall salary budget. The independent members of the Board of Directors review the CEO's salary in executive session (*i.e.*, without any executives present), and changes are considered in light of market pay assessments and the Board's annual CEO performance evaluation, in each case without the participation of our CEO. In setting the base salaries for the other named executive officers, the Compensation Committee also considers the recommendations of the CEO based upon his annual review of their performance. Although the Compensation Committee takes into account the factors and information described above during its review and determination of the base salary for each executive officer, it does not assign a specific weight to any element and does not measure individual performance against an objective standard in the evaluation of an executive officer's base salary. Instead, these reviews and determinations are based on the Compensation Committee's subjective judgment taking into account all available information, including the competitive market assessment.

In connection with the hiring of our Chief Executive Officer in July 2012, we negotiated an employment arrangement with him that provides for an annual base salary of $1,000,000. In negotiating and setting his annual base salary, the Compensation Committee roughly targeted the median of our adjusted CEO peer group for fiscal 2013 and also took into consideration his talents, leadership experience and track record as a CEO.

The Compensation Committee used a different approach to determine Mr. Gillett's annual base salary. In his case, the Compensation Committee targeted the level of Mr. Gillett's annual base salary with reference to his annual base salary with his then-current employer, recognizing that this would create challenges with respect to internal pay equity and the amount was significantly above the 50th percentile of our peer group for fiscal 2013. This salary level is not expected to change in the foreseeable future, and this was communicated to and accepted by Mr. Gillett. The Compensation Committee used this approach to attract Mr. Gillett because it believed that it would need to offer him compensation that would neutralize the cash impact of his departure from his then-current employer, where he had served for only nine months. In this regard, the Compensation Committee also awarded Mr. Gillett two one-time bonuses totaling $3,865,000 as an inducement to accept our offer of employment. The amount of these one-time sign-on bonuses were designed to partially offset his forfeiture of various bonuses, including $2,552,000 of previously-paid bonuses that Mr. Gillett was obligated to repay, as a result of his departure from his then-current employer. Mr. Gillett will be required to repay all or a proportion of the sign-on bonuses should he leave our company prior to completing five years of service (the proportion being dependent on how many years of employment he served at the time of his departure).

Base salaries for Ms. Chaffin and for Messrs. Beer, Taylor, Salem, Robbins and, for substantially all of fiscal 2013, deSouza remained the same from the previous year, as their annual base salaries were deemed effective in continuing to achieve the Compensation Committee's goals for this component of executive compensation. Mr. deSouza was appointed as our President, Products and Services in connection with our transition to a new organizational structure in January 2013. In connection with his appointment to this new position, he received a 61% increase in recognition of his increased responsibilities. The following table presents each named executive officer's base salary for fiscal 2013 as compared to fiscal 2012:

| Name of NEO | Change in Salary | FY13 Salary ($) | Description |
|---|---|---|---|
| Stephen M. Bennett | n/a | 1,000,000(1) | Mr. Bennett was hired as President and CEO in July 2012. The Compensation Committee deems his salary as competitive and appropriate for his position. |
| James A. Beer | — | 700,000 | Mr. Beer did not receive a salary increase in fiscal 2013. The Compensation Committee deems his salary as competitive and appropriate for his position. |
| Stephen E. Gillett | n/a | 875,000(2) | Mr. Gillett was hired as Executive Vice President and COO in December 2012. His base salary is equal to the base salary he had with his former employer, and is considered to be fixed with no anticipated increase if he remains in this position. |
| Francis A. deSouza | 61% | 700,000(3) | Mr. deSouza's annual base salary for substantially all of fiscal 2013 was $435,000. He did not receive a salary increase for fiscal 2013 until he received a 61% increase in January 2013 in connection with his appointment as our President, Products and Services as we transitioned to our new organizational structure. |
| Scott C. Taylor | — | 420,000 | Mr. Taylor did not receive a base salary increase in fiscal 2013. The Compensation Committee deems his salary as competitive and appropriate for his position. |
| Enrique Salem | — | 800,000 | Mr. Salem did not receive a base salary increase in fiscal 2013. |
| William T. Robbins | — | 475,000 | Mr. Robbins did not receive a base salary increase in fiscal 2013. |
| Janice D. Chaffin | — | 500,000 | Ms. Chaffin did not receive a base salary increase in fiscal 2013. |

(1) Mr. Bennett received a prorated salary of $684,028 based on his period of employment as our President and Chief Executive Officer in fiscal 2013.

(2) Mr. Gillett received a prorated salary of $241,951 based on his period of employment as our Executive Vice President and Chief Operating Officer in fiscal 2013.

(3) Mr. deSouza received a salary of $486,301 in fiscal 2013. This amount reflects payments based on his original base salary of $435,000 for the first nine months of fiscal 2013 and his adjusted salary for the remainder of fiscal 2013.

## II. Executive Annual Incentive Plan

The Executive Annual Incentive Plans for our executive officers are adopted pursuant to the Senior Executive Incentive Plan ("SEIP") most recently approved by our stockholders in 2008. The Executive Annual

Incentive Plans adopted under the SEIP are annual cash incentive plans that are designed to reward named executive officers (and other participants) for generating strong financial results for our Company in the short term. To support collaboration within the senior leadership group, all named executive officers earn incentive compensation based on performance against pre-determined corporate goals described below. The Compensation Committee typically measures the achievement of named executive officers (other than our CEO) against individual performance targets as well. Beginning in fiscal 2013, upon the recommendation of our CEO, the Compensation Committee placed greater emphasis on individual performance in connection with its evaluations under the Executive Annual Incentive Plans. While the substance of many of the evaluation criteria used in prior years to evaluate business unit performance continued to be used in fiscal 2013, the Compensation Committee enhanced the degree to which payments were earned based on leadership and certain other accomplishments.

***Executive Annual Incentive Plan Target Opportunities:*** Under the Executive Annual Incentive Plans for a given fiscal year, each named executive officer has a target award opportunity, expressed as a percentage of base salary, with the ability to earn above or below that target based on actual performance. Target award opportunities for our Executive Annual Incentive Plans are established by the Compensation Committee using peer group and survey data and taking into account other factors, such as internal equity and competitive pressures affecting retention. The following table presents each named executive officer's target bonus opportunity (on an actual and percentage of base salary basis) for fiscal 2013:

| | FY13 Target % of Base | FY13 Target ($) |
|---|---|---|
| Stephen M. Bennett | 150 | 1,500,000 |
| James A. Beer | 100 | 700,000 |
| Stephen E. Gillett | 125 | 1,093,750 |
| Francis A. deSouza | 125(1) | 875,000(1) |
| Scott C. Taylor | 65 | 273,000 |
| Enrique Salem | 150 | 1,200,000 |
| William T. Robbins | 105 | 498,750 |
| Janice D. Chaffin | 95 | 475,000 |

(1) Mr. deSouza's target increased from 90% of his base salary of $435,000 to 125% of his base salary of $700,000 in January 2013 in connection with his appointment as our President, Products and Services as we transitioned to our new organizational structure.

In general, the award opportunities for fiscal 2013 were determined based on the relevant market data (consistent with the Compensation Committee's stated goal to gradually shift the relevant market composite we target for our performance-based pay elements from the 50th percentile to the 65th percentile), desired market positions, the desired mix between cash and equity-based incentive pay, internal pay equity goals, and the role of the named executive officer. The Compensation Committee used a different approach to determine the award opportunity for Mr. Gillett. In his case, the Compensation Committee targeted a percentage of base salary that was lower than his award opportunity with his former employer but between the percentage of base salary used to establish the award opportunities for our CEO and CFO, recognizing that, due to the size of his annual base salary, such a percentage would create challenges with respect to internal pay equity and cause his opportunity to be significantly above the 65th percentile of our peer group for fiscal 2014.

At the time award opportunities are established, there is no assurance that the amount of the target awards will be realized. As explained below, each named executive officer must achieve threshold performance for each metric established in the named executive officer's executive annual incentive plan to receive any payment for such metric. The payout under the Executive Annual Incentive Plan is also capped at different levels based on the performance metric.

***Executive Annual Incentive Plan Performance Measures and Target Setting:*** Executive Annual Incentive Plan performance targets are established at or about the beginning of each fiscal year. Our management develops proposed goals with reference to a variety of factors, including our historical performance, internal budgets, market and peer performance, and external expectations for our performance. The Compensation Committee reviews, adjusts as necessary, and approves the goals, the range of performance, and the weighting of the goals.

Following the end of each fiscal year, the Compensation Committee reviews our actual performance against the performance measures established in that fiscal year's Executive Annual Incentive Plans (after making any appropriate adjustments to such measures for the effects of corporate events that were not anticipated in establishing the performance measures), determines the extent of achievement and approves the payment of annual cash incentives, if warranted. In determining the achievement of performance metrics for fiscal 2013, the Compensation Committee made adjustments to the non-GAAP EPS target to reflect the impact of completing our June 2012 debt offering. The determination of awards for the revenue and non-GAAP EPS metrics is formulaic, while the individual performance metric is determined based on a qualitative evaluation of the individual's performance against pre-established objectives with input from our CEO. In rating the individual's performance, the Compensation Committee gives weight to the input of our CEO, but final decisions about the compensation of our named executive officers are made solely by the Compensation Committee. Although the Compensation Committee has the discretion to adjust awards as appropriate, it did not exercise such discretion for fiscal 2013.

The performance measures and weightings under the Fiscal Year 2013 Executive Annual Incentive Plans for the named executive officers were as follows:

| | Revenue | Non-GAAP EPS | Individual Performance |
|---|---|---|---|
| CEO | 50% | 50% | n/a |
| Other NEOs | 50% | 20% | 30% |

We used the above performance metrics because:

- Over time, revenue and non-GAAP EPS measures have strongly correlated with stockholder value creation for Symantec;
- The revenue and non-GAAP EPS measures are transparent to investors and are included in our quarterly earnings releases;
- The revenue and non-GAAP EPS measures balance growth and profitability;
- The performance goals used for the individual performance component align with our operational and strategic objectives; and
- The individual performance metric provides a balance in incentive compensation as it focuses on rewarding strong performance in achieving our operational and strategic objectives.

Revenue and non-GAAP EPS performance targets are established based on a range of inputs, including external market economic conditions, growth outlooks for our product portfolio, the competitive environment, our internal budgets, and market expectations.

For the revenue metric, for every 1% achievement above target the payout increases by 10%; for every 1% achievement under target the payout decreases by 5%; there is a zero payout if the achievement is below 94%; and the payout is capped at 200% of target for achievement at or above 110%. For the non-GAAP EPS metric, for every 1% achievement above or below target the payout increases or decreases by 5%; there is a zero payout if the achievement is below 95%; and the payout is capped at 150% of target for achievement at or above 110%. For the individual performance metric, the payout ranges from 0% to 150%. The following table summarizes the foregoing discussion of threshold, target and maximum performance levels and the relative payout at each level under the Fiscal Year 2013 Executive Annual Incentive Plans:

| | Revenue Performance as % of Target | Revenue Payout as % of Target | EPS Performance as % of Target | EPS Payout as % of Target |
|---|---|---|---|---|
| Threshold | 94 | 70 | 95 | 75 |
| Target | 100 | 100 | 100 | 100 |
| Maximum | 110 | 200 | 110 | 150 |

The performance objectives used to determine the achievement of the individual performance metric are established at or shortly after the beginning of the fiscal year. The objectives chosen are measurable goals and communicated internally within our company. The objectives are both financial and non-financial in nature. Each individual performance metric includes several objectives for the following three key categories and results are monitored quarterly:

- Employee — includes objectives to promote a high-performing organization
- Customer — includes objectives to promote customer and partner satisfaction
- Stockholder — includes objectives to promote strong financial performance (measured by actual business results), particularly within the executive's primary area of responsibility, higher stock price and improve stockholder returns while discouraging excessive or inappropriate risk taking by the executive officer

Leadership skills are a common component to each of these objectives and are a significant factor in the assessment of individual performance. The executive's willingness to contribute to cross-functional initiatives outside his or her primary area of responsibility, and the executive's contribution to our company's performance-based culture, are also extremely important aspects of the individual performance assessment.

The CEO evaluates the level of each named executive officer's performance pursuant to the metrics described above following the end of fiscal year and then makes a recommendation to the Compensation Committee. The Compensation Committee then reviews the CEO's compensation recommendations for the other named executive officers, makes any appropriate adjustments, and approves their compensation. The potential payout for the individual performance metric ranges from 0% to 150% based on achievement of the preset goals.

***Achievement of Fiscal Year 2013 Performance Metrics:***

For fiscal 2013, our revenue target was $7,037 million and our non-GAAP EPS target was $1.66 per share. The Compensation Committee determined that we achieved 99.1% of the revenue metric, resulting in a 95% payout for that portion of the plan based on the plan target amount, and 107.5% of the non-GAAP EPS metric, resulting in a payout for that portion of the plan at 135% of the plan target amount. For purposes of calculating achievement of these metrics, consistent with the presentation of non-GAAP EPS in our quarterly earnings releases, foreign exchange movements were held constant at plan rates, pursuant to the terms of the plans.

For fiscal 2013, the individual performance payout level for Messrs. Beer, deSouza, Gillett and Taylor reflected strong performance ratings as measured by the objectives for the key metrics described above, with a particular emphasis on their strong leadership skills that were demonstrated during our restructuring and transformational activities in fiscal 2013. We did not assess the individual performance component for Ms. Chaffin, who left our company at the end of fiscal 2013, because our policy is to apply a 100% individual performance payout to departing executives as a result of our organizational restructuring that was announced in January 2013 following our strategic and operational review.

Our named executive officers' fiscal 2013 annual incentive payout level by performance metric, total payout as percentage of target opportunity and total payout amounts are provided in the table below:

| | Revenue Payout % | EPS Payout % | Individual Performance Payout % | Total Payout as % of Target | Payout Amount ($) |
|---|---|---|---|---|---|
| Stephen M. Bennett | 95 | 135 | n/a | 115.0 | 1,173,760(1) |
| James A. Beer | 95 | 135 | 90 | 101.5 | 710,500 |
| Stephen E. Gillett | 95 | 135 | 115 | 109.0 | 321,858(2) |
| Francis A. deSouza | 95 | 135 | 115 | 109.0 | 521,104(3) |
| Scott C. Taylor | 95 | 135 | 105 | 106.0 | 289,380 |
| Enrique Salem | — | — | — | — | —(4) |
| William T. Robbins | — | — | — | — | —(4) |
| Janice D. Chaffin | 95 | 135 | 100 | 104.5 | 496,375 |

(1) Mr. Bennett received a prorated award payout based on his period of employment as our President and Chief Executive Officer in fiscal 2013.

(2) Mr. Gillett's received a prorated award based on his period of employment as our Executive Vice President and Chief Operating Officer in fiscal 2013.

(3) Mr. deSouza's award reflects a payment based on his original base salary for the first nine months of fiscal 2013 and his adjusted salary for the remainder of fiscal 2013.

(4) Messrs. Salem and Robbins were not eligible for an award since they were not employed with us at the end of fiscal 2013.

**III. Long Term Incentive Plan (LTIP)**

In April 2012, the Compensation Committee approved our long term incentive plan for fiscal 2013 (FY13 LTIP). Under the terms of this plan, named executive officers were eligible to receive performance-based compensation based upon the level of attainment of target operating cash flow for the fiscal year ending March 29, 2013. The Compensation Committee believes that the plan provided an ongoing retention and performance incentive by balancing the restricted stock unit and performance-based restricted stock unit vesting periods (four years and three years, respectively) with a component that enhances the alignment to long-term financial performance. The FY13 LTIP was adopted pursuant to the SEIP most recently approved by our stockholders in 2008.

***FY13 LTIP Target Opportunities:*** The target bonus amounts under the FY13 LTIP were $750,000 for Stephen M. Bennett; $425,000 for Ms. Chaffin and Messrs. Beer, deSouza and Robbins; $350,000 for Mr. Taylor; and $2,100,000 for Mr. Salem. Mr. Gillett did not participate in the FY13 LTIP due to his December 2012 start date.

***FY13 LTIP Performance Measure and Target Setting:*** Under the FY13 LTIP, the long-term incentive metric was measured at the end of the one-year performance period (i.e., the end of fiscal 2013) and, subject to the meeting of the performance target and satisfaction of continuing service requirements, would have been paid following the last day of the second fiscal year following the end of the performance period (i.e., the end of fiscal 2015). We believed the combination of this performance metric and time-based vesting requirement provided appropriate performance incentives and promoted the long-term retention of our executive officers. By basing the FY13 LTIP payout on operating cash flow, the plan focused on a specific, measurable corporate goal that was aligned with generating stockholder value, and provided performance-based compensation based upon the actual achievement of the goal. We believed that the exclusive metric of operating cash flow, as opposed to revenue or non-GAAP EPS, appropriately focused our executives on tangible growth and cost reduction opportunities. Operating cash flow is also a direct measure of business success and balances the annual plan measures that are not subject to some of the timing issues associated with the accounting rules relating to revenue and non-GAAP EPS, which can lead to fluctuations in results that are not necessarily directly tied to our business success.

Participants received no payments under the FY13 LTIP since at least 85% of the budgeted operating cash flow target was not achieved. A participant would be eligible for 25% of the target FY13 LTIP award if at least 85% of the budgeted operating cash flow target were achieved with respect to the performance period and for up to 200% of the target FY13 LTIP award if at least 120% of budgeted operating cash flow was attained with respect to the performance period. The following table presents the threshold, target and maximum performance levels of the operating cash flow target as a percentage of the performance target and the relative payout at each level as a percentage of the applicable target opportunity under the FY13 LTIP:

| | Cash Flow from Operations | |
|---|---|---|
| | Performance as % of Target | Payout as % of Target |
| Threshold | 85 | 25 |
| Target | 100 | 100 |
| Maximum | 120 | 200 |

At the time award opportunities are established, there is no assurance that the amount of the target awards will be realized. A participant must be an employee of the Company on the payment date to receive the payment, creating a strong incentive for our executive officers to serve through the payment date for these awards. Subject to certain limited exceptions, a participant who terminates his or her employment with the Company before the payment date will not be eligible to receive the payment or any prorated portion thereof.

For fiscal 2013, our operating cash flow target was $1,919 million and we achieved actual operating cash flows of $1,593, or 83% of our target, resulting in a zero payout under our FY13 LTIP.

Our named executive officers' fiscal 2013 LTIP target awards, actual awards and total payout as percentage of target opportunity are provided in the table below:

| | LTIP Target ($) | LTIP Actual Award ($) | Payout as % of Target |
|---|---|---|---|
| Stephen M. Bennett | 750,000 | — | — |
| James A. Beer | 425,000 | — | — |
| Stephen E. Gillett | n/a(1) | n/a | n/a |
| Francis A. deSouza | 425,000 | — | — |
| Scott C. Taylor | 350,000 | — | — |
| Enrique Salem | 2,100,000(2) | — | — |
| William T. Robbins | 425,000(2) | — | — |
| Janice D. Chaffin | 425,000 | — | — |

(1) Mr. Gillett did not participate in the FY13 LTIP.

(2) Messrs. Salem and Robbins would not have been eligible for an award since they were not employed with us at the end of fiscal 2013.

### IV. Equity Incentive Awards

The primary purpose of our equity incentive awards is to align the interests of our named executive officers with those of our stockholders by rewarding the named executive officers for creating stockholder value over the long-term. By compensating our executives with equity incentive awards, our executives hold a stake in the Company's financial future. The gains realized in the long term depend on our executives' ability to drive the financial performance of the Company. Equity incentive awards are also a useful vehicle for attracting and retaining executive talent in our competitive talent market.

Our 2004 Equity Incentive Plan provides for the award of stock options, stock appreciation rights, restricted stock, and restricted stock units (including PRUs and PCSUs). For fiscal 2013, the equity incentive component of our executive compensation program consisted of PRUs and RSUs for all of our named executive officers and PCSUs for our CEO (as described in more detail below, including under the Summary Compensation Table and Grants of Plan-Based Awards table on pages 70 and 75, respectively). We also offer all employees the opportunity to participate in the 2008 Employee Stock Purchase Plan, which allows for the purchase of our stock at a discount to the fair market value through payroll deductions. This plan is designed to comply with Section 423 of the Code. During fiscal 2013, four of the named executive officers participated in the 2008 Employee Stock Purchase Plan.

We seek to provide equity incentive awards that are competitive with companies in our peer group and the other information technology companies that the Compensation Committee includes in its competitive market assessment. As such, we establish target equity incentive award grant guideline levels for the named executive officers based on competitive market assessments. When making annual equity awards to named executive officers, we consider corporate results during the past year, the role, responsibility and performance of the individual named executive officer, the competitive market assessment described above, prior equity awards, and the level of vested and unvested equity awards then held by each named executive officer. In making equity awards, we also generally take into consideration gains recognizable by the executive from equity awards made in prior years. Mercer provides the Compensation Committee with market data on these matters, as well as providing to the Compensation Committee summaries of the prior grants made to the individual named executive officers.

As discussed below, the Compensation Committee believes that for fiscal 2013, a mix of time-based RSUs and PRUs (and, in the case of our CEO, PCSUs) is the appropriate long-term equity incentive for named executive officers, and stock options are no longer granted to the named executive officers as a regular part of our annual executive compensation program. For fiscal 2013, approximately 44% of our CEO's target total direct compensation (sum of base salary, target annual incentive, target cash long-term incentive and grant date fair value of equity awards) was granted in the form of PCSUs, 17% in the form of PRUs and approximately 16% in the form of RSUs. For fiscal 2013, approximately 34% of our former CEO's target total direct compensation was granted in the form of PRUs and approximately 18% in the form of RSUs. In addition, on average, 18% of our current named executive officers' (other than our CEO, our former CEO and Mr. Gillett, who did not receive a PRUs due to his December 2012 start date) target total direct compensation was granted in the form of PRUs and approximately 26% in the form of RSUs. This mix of equity incentive awards reflected our philosophy to allocate a significantly larger portion of the value of the CEO's target total long-term equity incentive award in the form of PRUs and PCSUs than time-vested RSUs, and an equal target value of PRUs and RSUs to our other named executive officers.

***Restricted Stock Units (RSUs):*** RSUs represent the right to receive one share of Symantec common stock for each RSU vested upon the settlement date, which is the date on which certain conditions, such as continued employment with us for a pre-determined length of time, are satisfied. The Compensation Committee believes that RSUs align the interests of the named executive officers with the interests of the stockholders because the value of these awards appreciates if the trading price of our common stock appreciates, and these awards also have retention value even during periods in which our trading price does not appreciate, which supports continuity in the senior management team.

Shares of our stock are issued to RSU holders as the awards vest. The vesting schedule for RSUs granted to our named executive officers in fiscal 2013 provided that each award vests in four equal annual installments.

***Performance-based Restricted Stock Units (PRUs):*** The Compensation Committee grants PRUs in furtherance of our pay for performance philosophy. Implementation of this program represents an important step taken by our Compensation Committee to continue to drive a pay-for-performance culture with a component directly linked to our total stockholder return over two and three-year periods. Unlike our restricted stock unit awards, the shares underlying the PRUs awarded for fiscal 2013 are eligible to be earned only if we achieve the same non-GAAP EPS metric for the Executive Annual Incentive Plan for fiscal 2013. Depending on our achievement of this metric, 0% to 133% of the target shares will be eligible to be earned at the end of fiscal 2014 and 2015, based on, and subject to further adjustment as a result of, the achievement of the TSR ranking for our company as compared to the S&P 500. If any target shares become eligible (the "eligible shares") to be earned in fiscal 2014 and 2015 as a result of achievement of the non-GAAP EPS metric for fiscal 2013, then 50% to 150% of one-half of the eligible shares may be earned based on the achievement of the TSR goal for the two years ended March 28, 2014 and 50% to 150% of one-half of the eligible shares (plus any eligible shares not earned on March 28, 2014 if less than 100% of the TSR goal is achieved for the two-year period then ended) may be earned based on the achievement of the TSR goal for the three years ended April 3, 2015. Subject to certain exceptions (including acceleration of vesting upon a change in control of our company under the terms of the Symantec Executive Retention Plan, as amended), the award shall vest, if at all, only at the end of the third year of the performance period (i.e., fiscal 2015), and the named executive officer must be employed by us at the end of such period in order to vest in the award.

For fiscal 2013, our non-GAAP EPS target under the PRUs was $1.66 per share. The Compensation Committee determined that we achieved 108% of this metric, resulting in 112% of the target shares becoming eligible to be earned based on achievement of the TSR performance goals under the PRUs. Pursuant to the terms of these awards, each NEO will be eligible to receive at least half of the eligible shares if he remains employed by Symantec through the last day of fiscal 2015 even if we fail to achieve those TSR performance goals, and could receive up to 150% of such shares, depending upon the degree to which we achieve of those goals and the same employment condition is met.

***Performance-Contingent Stock Units (PCSUs):*** For fiscal 2013, the independent members of the Board granted PCSUs for the first time to our CEO to include a component in his compensation that was directly tied to increasing our stock price, rewarding our CEO for providing direct value to our stockholders. Mr. Bennett was granted 450,000 PCSUs that were subject to vesting provisions as follows: upon certification by the Compensation Committee at the end of each fiscal quarter, beginning with the second fiscal quarter of fiscal 2013, that the volume weighted average closing price of the our common stock is at or above the price thresholds of $18.00, $20.00 or $22.00 (for an average 20-day trading period at the end of each fiscal quarter), then 150,000 of the total shares subject to the PCSU shall vest upon our first achievement of the lowest price threshold, 300,000 of the total shares shall vest upon our first achievement of the middle price threshold, and all of the shares shall vest upon our first achievement of the highest price threshold. In the event that none of the these price thresholds were achieved during the period ending at the end of fiscal 2015, then all PCSUs would be forfeited. As illustrated in the table below, each of these price thresholds was achieved during fiscal 2013, resulting in full settlement of the PCSUs.

The stock price performance goals were established based on the intent to deliver substantial returns to stockholders relative to Symantec's stock price of $13.18 before Mr. Bennett was announced as our new President and CEO on July 25, 2012. The $18.00 hurdle represented a 37% increase in value, while the $22.00 hurdle was a 67% increase in value over the $13.18 price. In addition, the Compensation Committee wanted to ensure that the stock price hurdles represented a strong return to stockholders if the performance goals took longer to achieve. For example, achieving an $18.00 stock price over a 3-year period would have implied an annualized 11% stockholder return, while achieving the $22.00 hurdle would have implied an annualized return of nearly 19% over a 3-year period.

Following the announcement of the appointment of Mr. Bennett as our President and CEO, we experienced a significant short-term rise in our stock price, and it took several weeks before the final awards were able to be granted to Mr. Bennett on September 10, 2012. By the time the PCSU grants were made, the stock price had risen to $17.99. At that point, the Compensation Committee felt it was still appropriate to recognize the underlying performance basis as the stock price at which Mr. Bennett took the CEO role, or $13.18.


$25.00
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The following table summarizes the number of shares granted, value of each award and the total value of the equity awards for each named executive officer as of the Grant Date (values of restricted stock unit awards are based upon the closing price for a share of our common stock of $15.53 on May 10, 2012 for Messrs. Beer, deSouza, Taylor, Salem and Robbins; $18.96 on September 10, 2012 for Mr. Bennett; and $19.94 on January 10, 2013 for Mr. Gillett).

| | Target PRUs (#) | PRU Value at Grant Date ($) | RSUs (#) | RSU Value at Grant Date ($) | PCSUs (#) | PCSUs Value at Grant Date ($) | Total Target Equity Incentive Awards Value at Grant Date($) |
|---|---|---|---|---|---|---|---|
| Stephen M. Bennett | 115,000 | 2,410,400 | 115,000 | 2,180,400 | 450,000 | 6,156,000 | 10,746,800 |
| James A. Beer | 40,000 | 664,000 | 40,000 | 621,200 | — | — | 1,285,200 |
| Stephen E. Gillett | (1) | (1) | 51,229 | 1,021,506 | — | — | 1,021,506 |
| Francis A. deSouza | 50,000 | 830,000 | 50,000 | 776,500 | — | — | 1,606,500 |
| Scott C. Taylor | 27,500 | 456,500 | 27,500 | 427,075 | — | — | 883,575 |
| Enrique Salem | 177,143 | 2,940,574 | 102,857 | 1,597,369 | — | — | 4,537,943 |
| William T. Robbins | 45,000 | 747,000 | 45,000 | 698,850 | — | — | 1,445,850 |
| Janice D. Chaffin | 30,000 | 498,000 | 30,000 | 465,900 | — | — | 963,900 |

(1) Mr. Gillett did not receive a PRU grant due to his December 2012 start date.

***Burn Rate and Dilution:*** We closely manage how we use our equity to compensate employees. We think of "gross burn rate" as the total number of shares granted under all of our equity incentive plans during a period divided by the weighted average number of shares of common stock outstanding during that period and expressed as a percentage. We think of "net burn rate" as the total number of shares granted under all of our equity incentive plans during a period, minus the total number of shares returned to such plans through awards cancelled during that period, divided by the weighted average number of shares of common stock outstanding during that period, and expressed as a percentage. "Overhang" we think of as the total number of shares underlying options and awards outstanding plus shares available for issuance under all of our equity incentive plans at the end of a period divided by the weighted average number of shares of common stock outstanding during that period and expressed as a percentage. For purposes of these calculations, each full-value award grant (e.g., restricted stock unit and performance-based restricted stock unit) is treated as the equivalent of the grant of two options in order to recognize the economic difference in the equity vehicle types. The Compensation Committee determines the percentage of equity to be made available for our equity programs with reference to the companies in our market composite. In addition, the Compensation Committee considers the accounting costs that will be reflected in our financial statements when establishing the forms of equity to be granted and the size of the overall pool available. For fiscal 2013, our gross burn rate was 3.37%, our net burn rate was 0.93%, and our overhang was 17.95%.

***Equity Grant Practices:*** The Compensation Committee generally approves grants to the named executive officers at its first meeting of each fiscal year, or shortly thereafter through subsequent action. The grant date for all equity grants made to employees, including the named executive officers, is generally the 10th day of the month following the applicable meeting. If the 10th day is not a business day, the grant is generally made on the previous business day. The Compensation Committee does not coordinate the timing of equity awards with the release of material, nonpublic information. RSUs may be granted from time to time throughout the year, but all RSUs generally vest on either March 1, June 1, September 1 or December 1 for administrative reasons. PRUs are currently granted once a year and vesting occurs only after a three-year performance period.

***Change of Control and Severance Arrangements:*** The vesting of certain stock options, RSUs, PRUs and PCSUs held by our named executive officers will accelerate if they experience an involuntary (including constructive) termination of employment under certain circumstances. In addition, payouts to our named executive officers under our Long Term Incentive Plan will accelerate under certain circumstances. For additional information about these arrangements, see " — Other Benefits — Change of Control and Severance Arrangements" below and "Potential Payments Upon Termination or Change in Control," below.

### Other Awards

Certain business conditions may warrant using additional compensation approaches to attract, retain or motivate executives. Such conditions include acquisitions and divestitures, attracting or retaining specific or unique talent, and recognition for exceptional contributions. In these situations, the Compensation Committee considers the business needs and the potential costs and benefits of special rewards. For example, in fiscal 2013, the Compensation Committee determined that it should offer special incentives to attract Mr. Gillett because it believed that we would need to offer him compensation that would neutralize the cash impact of his departure from his then-current employer, where he had served for only nine months. In this regard, the Compensation Committee awarded Mr. Gillett two one-time sign-on bonuses totaling $3,865,000 as an inducement to accept our offer of employment. The amount of these one-time sign-on bonuses were designed to offset his forfeiture of various bonuses and obligations, including $2,552,000 of previously-paid bonuses that Mr. Gillett was obligated to repay, as a result of his departure from his then-current employer. The sign-on bonuses are subject to full or partial repayment by Mr. Gillett if he voluntarily leaves our company or is terminated for cause within five years of his start date as set forth in detail in the employment offer letter and as further described in the Summary Compensation Table on page 70.

### Other Benefits

All named executive officers are eligible to participate in our 401(k) plan (which includes our matching contributions), health and dental coverage, life insurance, disability insurance, paid time off, and paid holidays on the same terms as are available to all employees generally. These rewards are designed to be competitive with overall market practices, and are in place to attract and retain the talent needed in the business. In addition, named executive officers are eligible to participate in the deferred compensation plan, and to receive other benefits described below.

***Deferred Compensation:*** Symantec's named executive officers are eligible to participate in a nonqualified deferred compensation plan that provides management employees on our U.S. payroll with a base salary of $150,000 or greater (including our named executive officers) the opportunity to defer up to 75% of base salary and 100% of cash bonuses for payment at a future date. This plan is provided to be competitive in the executive talent market, and to provide executives with a tax-efficient alternative for receiving earnings. One of our named executive officers participated in this plan during fiscal 2013. The plan is described further under "Non-Qualified Deferred Compensation in Fiscal 2013," on page 78.

***Additional Benefits:*** Symantec's named executive officers typically do not receive perquisites, except in limited circumstances when deemed appropriate by the Compensation Committee. For example, an additional benefit available to named executive officers is reimbursement for up to $10,000 for financial planning services. In addition, Mr. Gillett also received reasonable reimbursement for certain relocation expenses associated with his move to the San Francisco Bay Area. The Compensation Committee provides certain perquisites because it believes they are for business-related purposes or are prevalent in the marketplace for executive talent. The value of the perquisites we provide is taxable to the named executive officers and the incremental cost to us for providing these perquisites is reflected in the Summary Compensation Table. (These benefits are disclosed in the All Other Compensation column of the Summary Compensation Table on page 70).

***Change of Control and Severance Arrangements:*** Our Executive Retention Plan provides (and, in the case of PRUs and PCSUs, the terms of the PRUs and PCSUs, respectively provide) participants with double trigger acceleration of equity awards and, if applicable, become immediately exercisable, where equity vesting and exercisability is only accelerated in the event the individual's employment is terminated without cause, or is constructively terminated, within 12 months after a change in control of our company (as defined in the plan). In the case of PRUs, PRUs will vest at target if the change in control occurs prior to the first performance period, will vest as to eligible shares if the change in control occurs following the first performance period but before achievement is determined with respect to the second performance period, and will vest as to the sum of the eligible shares determined to be earned for the second performance period plus 50% of the eligible shares if the change in control occurs following the second performance period but before achievement is determined with respect to the third performance period. In the case of the PCSUs granted during fiscal 2013, 225,000 shares (or, if less than 225,000 shares, the full number of unvested shares then remaining) shall vest in addition to any shares that have previously vested, and any remaining unvested shares subject to the PCSU shall be forfeited, if the change of control occurs between the beginning of fiscal 2013 and the end of fiscal 2015 and prior to the date on which all of the shares have vested. In the case of our LTIP, participants will receive an accelerated payout (either of the amount that had been accrued for the participants (or 100% of target in certain cases) if we experience a change in control of our company, or if the participant's employment is terminated without cause after the applicable performance period has been completed (assuming the threshold performance for such period has been achieved). See "Potential Payments Upon Termination or Change in Control — Long Term Incentive Plan" below.

We believe that the double trigger acceleration provision appropriately achieves the intent of the applicable plan without providing an undue benefit to executives who continue to be employed following a change in control transaction. The intent of the plan is to enable named executive officers to have a balanced perspective in making overall business decisions in the context of a potential acquisition of our company, as well as to be competitive with market practices. The Compensation Committee believes that change in control benefits, if structured appropriately, serve to minimize the distraction caused by a potential transaction and reduce the risk that key talent would leave our company before a transaction closes.

Following the end of fiscal 2012, the Compensation Committee conducted an ordinary course review of the change in control and severance arrangements applicable to our executive officers. Taking into account consolidation within our industry and the practices prevalent within our peer group, the Compensation Committee modified these arrangements in order to improve retention of our senior executives whose roles would likely be eliminated in connection with a change in control of our company. Specifically, our Executive Retention Plan was amended to provide for the payment of a cash severance benefit for the named executive officers equal to one times such officer's base salary and target payout under the Executive Annual Incentive Plan applicable to such named executive officer under the same circumstances equity awards would accelerate under the Executive Retention Plan. In addition, the Compensation Committee adopted the Symantec Corporation Executive Severance Plan, which provides certain severance benefits to our executive offers, including the named executive officers, in the event that such executive officers are involuntarily terminated other than for cause (as defined in the plan). Under the terms of this plan, eligible executive officers are entitled to receive a severance payment equal to one year of base salary. Payment of the foregoing benefit is subject to the applicable officer returning a release of claims. The Symantec Corporation Executive Severance Plan replaced the Symantec Corporation Severance Plan, which provided 10 weeks of base salary for the first year of service plus two weeks of base salary for every additional year of service. The Compensation Committee determined to modify these arrangements for the same reason it adopted our Executive Retention Plan.

In connection with his appointment to President and CEO in 2013, we entered into an employment agreement with Stephen Bennett that provides him with certain benefits upon the involuntary termination of his employment under certain circumstances, including acceleration of vesting and severance payments in connection with a change of control.

The change in control and severance benefits described above do not influence and are not influenced by the other elements of compensation as these benefits serve different objectives than the other elements. We do not provide for gross-ups of excise tax values under Section 4999 of the Internal Revenue Code. Rather, we allow the named executive officer to reduce the benefit received or waive the accelerated vesting of options to avoid excess payment penalties.

Details of each individual named executive officer's benefits, including estimates of amounts payable in specified circumstances in effect as of the end of fiscal 2013, are disclosed under "Potential Payments Upon Termination or Change in Control" below.

## SUPPLEMENTARY POLICIES AND CONSIDERATIONS

We use several additional policies to ensure that the overall compensation structure is responsive to stockholder interests and competitive with the market. Specific policies include:

### Stock Ownership Requirements

We believe that in order to align the interests of our executive officers with those of our stockholders, our executive officers should have a financial stake in our company. We have maintained stock ownership requirements for our executive officers since October 2005. For fiscal 2013 our executive officers were required to hold the following minimum number of shares:

- CEO: 5x base salary
- CFO: 3x base salary
- Group Presidents and Executive Vice Presidents: 2x base salary

In July 2013, to further enhance the alignment between our executive officers' and stockholders' interests, the Compensation Committee further modified the stock ownership requirements to increase the minimum levels our COO and President, Products and Services are expected to hold starting in fiscal 2014:

- CEO: 5x base salary
- CFO, COO and President, Products and Services: 3x base salary
- Executive Vice Presidents: 2x base salary

Stock options and unvested RSUs, PRUs and PCSUs do not count toward stock ownership requirements.

The executive officer is required to acquire and thereafter maintain the stock ownership required within four years of becoming an executive officer of Symantec (or four years following the adoption date of these revised guidelines). During the four-year transitional period, each executive officer must retain at least 50% of all net (after-tax) equity grants until the required stock ownership level has been met.

As of March 29, 2013, Messrs. Bennett, Beer and Taylor have reached the stated ownership requirements for fiscal 2013. Messrs. deSouza and Gillett have until July 2017 to meet the stated thresholds. See the table below for individual ownership levels relative to the executive's ownership requirement.

| Named Executive Officer | Ownership Requirement(1) (# of shares) | Holdings as of March 29, 2013 |
|---|---|---|
| Stephen M. Bennett | 202,594 | 224,191 |
| James A. Beer | 85,090 | 125,904 |
| Stephen E. Gillett | 106,362 | 17,876 |
| Francis A. deSouza | 85,090 | 45,196 |
| Scott C. Taylor | 34,036 | 34,662 |

(1) Based on the closing price for a share of our common stock of $24.68 on March 29, 2013

### Recoupment Policies (Clawbacks)

Since fiscal 2009, we have included provisions within our executive annual incentive plans to the effect that we will seek reimbursement of excess incentive cash compensation if our financial statements are the subject of a restatement due to error or misconduct. Our long-term incentive plans have contained such provisions since their inception during fiscal 2008.

### Insider Trading, Hedging and Pledging Policies

Our Insider Trading Policy prohibits all directors and employees from short-selling Symantec stock or engaging in transactions involving Symantec-based derivative securities, including, but not limited to, trading in Symantec-based option contracts (for example, buying and/or writing puts and calls). It also prohibits pledging Symantec stock as collateral for a loan.

In addition, our Insider Trading Policy prohibits our directors, officers, employees and contractors from purchasing or selling Symantec securities while in possession of material, non-public information. It also requires that each of our directors, our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and President, Products and Services conduct open market sales of our securities only through use of stock trading plans adopted pursuant to Rule 10b5-1 of the Exchange Act. Rule 10b5-1 allows insiders to sell and diversify their holdings in our stock over a designated period by adopting pre-arranged stock trading plans at a time when they are not aware of material nonpublic information about us, and thereafter sell shares of our common stock in accordance with the terms of their stock trading plans without regard to whether or not they are in possession of material nonpublic information about the Company at the time of the sale. All other executives are strongly encouraged to trade using 10b5-1 plans.

### Tax and Accounting Considerations on Compensation

The financial reporting and income tax consequences to the Company of individual compensation elements are important considerations for the Compensation Committee when it reviews compensation practices and makes compensation decisions. While structuring compensation programs that result in more favorable tax and financial reporting treatment is a general principle, the Compensation Committee balances these goals with other business needs that may be inconsistent with obtaining the most favorable tax and accounting treatment for each component of its compensation.

***Deductibility by Symantec.*** Under Section 162(m) of the Internal Revenue Code, we may not receive a federal income tax deduction for compensation that is not performance-based (as defined in the Section 162(m) rules) paid to the Chief Executive Officer and the next three most highly compensated executive officers (other than our Chief Financial Officer) to the extent that any of these persons receives more than $1,000,000 in nonperformance-based compensation in any one year. However, we strive to maximize the tax deductibility of our compensation awards since our philosophy is to provide the largest proportion of compensation as performance-based. While the Compensation Committee considers the deductibility of awards as one factor in determining our executive compensation, it also looks at other factors in making its executive compensation decisions and retains the flexibility to grant awards or pay compensation the Compensation Committee determines to be consistent with its goals for Symantec's executive compensation program even if the awards are not deductible by Symantec for tax purposes.

***Tax Implications for Officers.*** Section 409A of the Internal Revenue Code imposes additional income taxes on executive officers for certain types of deferred compensation that do not comply with Section 409A. The Company attempts in good faith to structure compensation so that it either conforms with the requirements of or qualifies for an exception under Code Section 409A. Section 280G of the Internal Revenue Code imposes an excise tax on payments to executives of severance or change of control compensation that exceed the levels specified in the Section 280G rules. Our named executive officers could receive the amounts shown in the section entitled "Potential Payments Upon Termination or Change in Control" (beginning on page 79 below) as severance or change of control payments that could implicate this excise tax. As mentioned above, we do not offer our officers as part of their change of control benefits any gross-ups related to this excise tax under Code Section 4999.

***Accounting Considerations.*** The Compensation Committee also considers the accounting and cash flow implications of various forms of executive compensation. In its financial statements, the Company records salaries and performance-based compensation incentives as expenses in the amount paid, or to be paid, to the named executive officers. Accounting rules also require the Company to record an expense in its financial statements for equity awards, even though equity awards are not paid as cash to employees. The accounting expense of equity awards to employees is calculated in accordance with the requirements of FASB Accounting Standards Codification Topic 718. The Compensation Committee believes, however, that the many advantages of equity compensation, as discussed above, more than compensate for the non-cash accounting expense associated with them.

### Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during fiscal 2013 were Geraldine B. Laybourne, David L. Mahoney and Daniel H. Schulman for the entire fiscal year, Stephen M. Bennett through July 24, 2012, and

Michael A. Brown since July 24, 2012. None of the members of the Compensation Committee in fiscal 2013 were at any time during fiscal 2013 or at any other time an officer or employee of Symantec or any of its subsidiaries, except for Mr. Bennett, who served as our CEO following his resignation from the Compensation Committee in July 2012, and none had or have any relationships with Symantec that are required to be disclosed under Item 404 of Regulation S-K. None of Symantec's executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board of Directors or Compensation Committee during fiscal 2013.

**Compensation Committee Report**

*The information contained in the following report of Symantec's Compensation Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Symantec under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that Symantec specifically incorporates it by reference.*

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") contained in proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the CD&A be included in this Annual Report on Form 10-K for the fiscal year ended March 29, 2013.

By: The Compensation and Leadership Development Committee of the Board of Directors:

Stephen M. Bennett (resigned effective July 24, 2012)
Michael A. Brown (Chair)
Geraldine B. Laybourne
David L. Mahoney
Daniel H. Schulman

## Summary of Compensation

The following table shows for the fiscal year ended March 29, 2013, compensation awarded to or paid to, or earned by, each individual who served as our Chief Executive Officer during fiscal 2013, our Chief Financial Officer, the three most highly compensated executive officers who were serving as executive officers (other than as our Chief Executive Officer or Chief Financial Officer) at the end of fiscal 2013 and two former executive officers who would have been among our most highly compensated executive officers had they remained an executive officer through the end of the fiscal year (the "named executive officers").

### Summary Compensation Table for Fiscal 2013

| Name and Principal Position | Fiscal Year | Salary ($) | Bonus ($) | Stock Awards ($)(1) | Option Awards ($)(2) | Non-Equity Incentive Plan Compensation ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| Stephen M. Bennett | 2013 | 684,028(3) | — | 10,746,800(4)(5) | — | 1,173,760(6) | 392,000(7) | 12,996,588 |
| President and Chief Executive Officer | | | | | | | | |
| James A. Beer | 2013 | 700,000 | — | 1,285,200(4) | — | 710,500(6) | 20,372(8) | 2,716,072 |
| Executive Vice President, | 2012 | 700,000 | — | 2,629,000 | — | 1,111,250(9) | 99,556(10) | 4,539,806 |
| Chief Financial Officer | 2011 | 700,000 | — | 505,400 | 398,060 | 1,117,050(11) | 19,632(12) | 2,740,142 |
| Stephen E. Gillett | 2013 | 241,951(13) | 3,865,000(14) | 1,021,506 | — | 321,858(6) | 270,000(15) | 5,720,315 |
| Executive Vice President and Chief Operating Officer* | | | | | | | | |
| Francis A. deSouza | 2013 | 486,301(16) | — | 1,606,500(4) | — | 521,104(6) | 10,740(17) | 2,624,645 |
| President, Products & Services | 2012 | 435,000 | — | 3,509,200 | — | 794,250(18) | 62,822(19) | 4,801,272 |
| Scott C. Taylor | 2013 | 420,000 | — | 883,575(4) | — | 289,380(6) | 14,599(20) | 1,607,554 |
| Executive Vice President, General Counsel and Corporate Secretary | | | | | | | | |
| **Former Officers** | | | | | | | | |
| Enrique Salem | 2013 | 262,009(21) | — | 4,537,943(4) | — | 3,344,444(22) | 2,700,000(23) | 10,844,396 |
| Former President and Chief | 2012 | 800,000 | — | 5,280,000 | — | 3,210,000(24) | 98,462(25) | 9,388,462 |
| Executive Officer | 2011 | 750,000 | — | 1,732,800 | 1,711,658 | 4,281,250(26) | 33,975(27) | 8,509,683 |
| William T. Robbins | 2013 | 356,250(28) | — | 1,445,850(4) | — | 686,563(29) | 520,114(30) | 3,008,777 |
| Former Executive Vice President, | 2012 | 475,000 | — | 2,629,000 | — | 904,269(31) | 69,946(32) | 4,078,215 |
| Worldwide Sales and Services | 2011 | 475,000 | — | 361,000 | 238,836 | 875,400(33) | 35,427(34) | 1,985,663 |
| Janice D. Chaffin | 2013 | 500,000 | — | 963,900(4) | — | 793,875(35) | 542,420(36) | 2,800,195 |
| Former Group President, | 2012 | 500,000 | — | 1,244,400 | — | 885,625(37) | 85,431(38) | 2,715,456 |
| Consumer Business Unit | 2011 | 500,000 | — | 505,400 | 398,060 | 890,250(39) | 60,631(40) | 2,354,341 |

(1) Amounts shown in this column reflect the aggregate full grant date fair value calculated in accordance with FASB Accounting Standards Codification ("FASC") Topic 718 for restricted stock unit awards in fiscal years 2011-2013, PRUs in fiscal years 2012-2013 and, solely in the case of Mr. Bennett in fiscal 2013, PCSUs, each awarded under Symantec's 2004 Equity Incentive Plan. Mr. Gillett was not awarded PRUs in fiscal 2013 due to his December 2012 start date. The grant date fair values for RSUs were determined based on the closing share price of our common stock on the date of grant. For a discussion of the valuation methodology used to value the PRUs during fiscal 2012 and 2013 and PCSUs awarded during fiscal 2013, see footnote 4 and 5, respectively, to the Summary Compensation Table below.

(2) Amounts shown in this column reflect the aggregate full grant date fair value calculated in accordance with FASC Topic 718 for option awards granted under Symantec's 2004 Equity Incentive Plan. We calculate the grant date fair value of stock options using the Black-Scholes option pricing model. The following table includes the assumptions used to calculate the aggregate grant date fair value of awards reported for fiscal 2011. The assumptions listed below are consistent with the assumptions that we used to report stock option valuations and expense in the consolidated financial statements contained in our annual report on Form 10-K for fiscal year 2013:

| Grant Date | Volatility (%) | Expected Life (Years) | Risk-Free Interest Rate (%) |
|---|---|---|---|
| 6/10/2010 | 34.02 | 3.51 | 1.93 |

(3) Mr. Bennett received a prorated salary of $684,028 based on his period of employment as our President and Chief Executive Officer in fiscal 2013.

(4) The PRUs awarded in fiscal 2012 and 2013 are based on a three-year performance period. The PRUs are eligible to be earned if we achieve at least 70% of the target level non-GAAP EPS performance which is the same metric used for the Executive Annual Incentive Plan for fiscal 2013. Depending on our achievement of this metric, 0% to 133% of the target shares will be eligible to be earned at the end of the fiscal year of grant, based on, and subject to further adjustment as a result of, the achievement of the TSR ranking for our company as compared to the S&P 500 (the market-related component) in the subsequent fiscal years. If any target shares become eligible (the "eligible shares") to be earned at the end of the fiscal year of grant as a result of achievement of the performance-related component, then 50% to 150% of one-half of the eligible shares may be earned based on the achievement of the TSR goal for the first and second fiscal years and 50% to 150% of one-half of the eligible shares (plus any eligible shares not earned at the end of the second fiscal year if less than 100% of the TSR goal is achieved for the two-year period then ended) may be earned based on the achievement of the TSR goal for the first, second and third fiscal years. Because the performance-related component is based on separate measurements of our financial performance only in the first year of the three-year performance period, FASC Topic 718 requires the grant date fair value to be calculated at the commencement of the performance period. Consistent with FASC Topic 718, the full grant date fair value for the market-related component, or the TSR adjustment, for the entire three-year performance cycle is included in the amounts shown for fiscal 2013 (the year of grant) and was determined using a Monte Carlo simulation option pricing model ("Monte Carlo model") on the date the PRUs were awarded in fiscal 2012 and 2013.

The table below sets forth the grant date fair value determined in accordance with FASC Topic 718 principles established in fiscal 2012 and 2013 for the performance-related component of these awards (i) based upon the probable outcome of the fiscal 2012 and 2013 performance-related component as of the grant date, and (ii) based upon achieving the maximum level of performance under the fiscal 2012 and 2013 performance-related component as of the grant date. Also set forth below are the grant date fair values pertaining to the market-related component or the TSR adjustment and significant inputs and assumptions used in the Monte Carlo model, determined upon grant in fiscal 2012 and 2013, and which is not subject to probable or maximum outcome assumptions.

| Name | Fiscal Year | Probable Outcome of Performance Conditions Grant Date Fair Value ($) | Maximum Outcome of Performance Conditions Grant Date Fair Value ($) | Market-Related Component Grant Date Fair Value ($) |
|---|---|---|---|---|
| Stephen M. Bennett | 2013 | 2,410,400 | 3,205,832 | 2,410,400 |
| James A. Beer | 2013 | 783,520 | 883,120 | 664,000 |
| | 2012 | 964,000 | 1,282,120 | 964,000 |
| Stephen E. Gillett | 2013 | — | — | — |
| Francis A. deSouza | 2013 | 979,400 | 1,103,900 | 830,000 |
| | 2012 | 919,200 | 1,222,536 | 919,200 |
| Scott C. Taylor | 2013 | 538,670 | 607,145 | 456,500 |
| | 2012 | 574,500 | 764,085 | 574,500 |
| Enrique Salem | 2013 | 3,469,877 | 3,910,963 | 2,940,573 |
| | 2012 | 3,615,000 | 4,807,950 | 3,615,000 |
| William T. Robbins | 2013 | 881,460 | 993,510 | 747,000 |
| | 2012 | 964,000 | 1,282,120 | 964,000 |
| Janice D. Chaffin | 2013 | 587,640 | 662,340 | 498,000 |
| | 2012 | 689,400 | 916,902 | 689,400 |

| Grant Date | Grant Date Fair Value ($) | Volatility (%) | Risk-Free Interest Rate (%) |
|---|---|---|---|
| 5/9/2011 | 24.10 | 48.67 | 0.90 |
| 6/10/2011 | 22.98 | 48.33 | 0.65 |
| 5/10/2012 | 16.60 | 32.21 | 0.36 |
| 9/10/2012 | 20.96 | 31.17 | 0.38 |

(5) The PCSUs awarded to our CEO in fiscal 2013 are based on the achievement of specified performance metrics. The PCSUs are also subject to an underlying continued service vesting condition. Each performance metric is based on the average twenty day trailing closing price of Symantec's common stock (the "Average Closing Price") over a three-year period beginning with the second quarter of fiscal 2013. Upon achievement and ratification by the Board, these awards will vest and release for the fiscal quarter when the Average Closing Price first exceeds $18.00, $20.00, and $22.00, respectively. The price thresholds were achieved during fiscal 2013. The weighted-average grant date fair value per share of PCSUs granted was determined to be $13.69 per share, using a Monte Carlo model.

(6) Represents the executive officer's annual bonus under the Executive Annual Incentive Plan for fiscal 2013, which was earned in fiscal 2013 and paid in fiscal 2014.

(7) Represents $12,000 in Company's contributions to Mr. Bennett's account under its 401(k) plan and the following non-employee director compensation paid to Mr. Bennett prior to his becoming our President and Chief Executive Officer in July 2012:

| Fees Earned or Paid in Cash ($)* | Stock Awards ($)†** | Total ($) |
|---|---|---|
| 130,013†† | 249,987†† | 380,000 |

* Mr. Bennett received the following annual fees: (i) $15,000 for serving on the Compensation Committee; (ii) $15,000 for serving on the Nominating and Governance Committee; and (iii) $100,000 for his role as Chairman of the Board.

† Amounts shown in this column reflect the aggregate full grant date fair value calculated in accordance with FASC Topic 718 for awards granted during the fiscal year.

** Mr. Bennett was granted 12,547 RSUs on May 7, 2012, with a per share fair value of $15.94 and a full grant date fair value of $199,999.

†† In lieu of cash, Mr. Bennett received 100% of his annual retainer fee of $50,000 in the form of our common stock. Accordingly, pursuant to the terms of the 2000 Director Equity Incentive Plan, he was granted 3,136 shares at a per share fair value of $15.94 and a full grant date fair value of $49,988. The balance of his fee, $13.00, was paid in cash as reported in the "Fees Earned or Paid in Cash" column in the table above.

(8) Represents (a) $521 for coverage of expenses related to attendance at the FY12 Board retreat, (b) $11,111 for membership fees, (c) $2,740 for reimbursement for tax services, and (d) $6,000 for the Company's contributions to Mr. Beer's account under its 401(k) plan.

(9) Represents (a) $665,000 for Mr. Beer's annual bonus under the Executive Annual Incentive Plan for fiscal 2012, which was earned in fiscal 2012 and paid in fiscal 2013, and (b) $446,250 accrued on Mr. Beer's behalf for performance during fiscal 2012 under the FY12 LTIP. Mr. Beer will be eligible to receive the FY12 LTIP award if he remains employed by the Company through the last day of fiscal 2014.

(10) Represents (a) $80,105 for a one-time payout of accrued PTO balance earned under our paid-time off (PTO) policy, (b) $11,111 for membership fees, (c) $2,340 for reimbursement for tax services, and (d) $6,000 for the Company's contributions to Mr. Beer's account under its 401(k) plan.

(11) Represents (a) $652,050 for Mr. Beer's annual bonus under the Executive Annual Incentive Plan for fiscal 2011, which was earned in fiscal 2011 and paid in fiscal 2012, and (b) $465,000 accrued on Mr. Beer's behalf for performance during fiscal 2011 under the FY11 LTIP.

(12) This amount represents (a) $426 for coverage of expenses related to Mr. Beer's attendance at the FY10 Board retreat, (b) $10,556 for membership fees, (c) $2,400 for reimbursement for tax services, and (d) $6,250 for the Company's contributions to Mr. Beer's account under its 401(k) plan.

(13) Mr. Gillett's received a prorated salary of $241,951 based on his period of employment as our Executive Vice President and Chief Operating Officer in fiscal 2013. His annual base salary is $875,000.

(14) Represents two one-time sign-on bonuses designed to partially offset Mr. Gillett's forfeiture of various bonuses, including $2,552,000 of previously-paid bonuses that he was obligated to repay in full, as a result of his departure from his former employer. Mr. Gillett is obligated to repay all or a portion of these sign-on bonuses if he voluntarily leaves the Company or is terminated for cause prior to December 21, 2017.

(15) Represents the following non-employee director compensation paid to Mr. Gillett prior to his becoming our Executive Vice President and Chief Operating Officer in December 2012:

| Fees Earned or Paid in Cash ($)* | Stock Awards ($)†** | Total ($) |
|---|---|---|
| 20,013†† | 249,987†† | 270,000 |

* Mr. Gillett received an annual fee of $20,000 for serving on the Audit Committee.

† Amounts shown in this column reflect the aggregate full grant date fair value calculated in accordance with FASC Topic 718 for awards granted during the fiscal year.

** Mr. Gillett was granted 12,547 RSUs on May 7, 2012, with a per share fair value of $15.94 and a full grant date fair value of $199,999.

†† In lieu of cash, Mr. Gillett received 100% of his annual retainer fee of $50,000 in the form of our common stock. Accordingly, pursuant to the terms of the 2000 Director Equity Incentive Plan, he was granted 3,136 shares at a per share fair value of $15.94 and a full grant date fair value of $49,988. The balance of his fee, $13.00, was paid in cash as reported in the "Fees Earned or Paid in Cash" column in the table above.

(16) Mr. deSouza's base salary increased from $435,000 to $700,000 in January 2013 in connection with his appointment as our President, Products and Services as we transitioned to our new organizational structure. Accordingly, this amount reflects payments based on his original base salary of $435,000 for the first nine months of fiscal 2013 and his adjusted salary for the remainder of fiscal 2013.

(17) Represents (a) $3,201 for reimbursement for tax services, and (b) $7,539 for the Company's contributions to Mr. deSouza's account under its 401(k) plan.

(18) Represents (a) $348,000 for Mr. deSouza's annual bonus under the Executive Annual Incentive Plan for fiscal 2012, which was earned in fiscal 2012 and paid in fiscal 2013, and (b) $446,250 for Mr. deSouza's performance during fiscal 2012 under the FY12 LTIP. Mr. deSouza will be eligible to receive the FY12 LTIP award if he remains employed by the Company through the last day of fiscal 2014.

(19) Represents (a) $53,538 for PTO payout, (b) $2,521 for reimbursement for tax services, and (c) $6,763 for the Company's contributions to Mr. deSouza's account under its 401(k) plan.

(20) Represents (a) $959 for coverage of expenses related to attendance at the FY12 Board retreat, (b) $1,111 for membership fees, (c) $6,529 for reimbursement for tax services, and (d) $6,000 for the Company's contributions to Mr. Taylor's account under its 401(k) plan.

(21) Represents salary paid through the effective date of Mr. Salem's resignation, July 24, 2012.

(22) Represents payouts of $933,333 under the FY12 LTIP and $2,411,111 under the FY11 LTIP pursuant to the terms.

(23) Represents severance pay pursuant to Mr. Salem's Employment Agreement. See "Potential Payments Upon Termination or Change in Control" below.

(24) Represents (a) $1,110,000 for Mr. Salem's annual bonus under the Executive Annual Incentive Plan for fiscal 2012, which was earned in fiscal 2012 and paid in fiscal 2013, and (b) $2,100,000 accrued on Mr. Salem's behalf for performance during fiscal 2012 under the FY12 LTIP. Mr. Salem received a pro-rated amount of the FY12 LTIP award based on the terms of the FY12 LTIP.

(25) Represents PTO payout for Mr. Salem.

(26) Represents (a) $1,181,250 for Mr. Salem's annual bonus under the Executive Annual Incentive Plan for fiscal 2011, which was earned in fiscal 2011 and paid in fiscal 2012, and (b) $3,100,000 accrued on Mr. Salem's behalf for performance during fiscal 2011 under the FY11 LTIP. Mr. Salem received a pro-rated amount of the FY11 LTIP award based on the terms of the FY11 LTIP.

(27) Represents coverage of expenses related to Mr. Salem's attendance at the FY10 sales achiever's trip.

(28) Represents salary paid through the effective date of Mr. Robbins' termination. His position was eliminated effective October 24, 2012, and he remained employed for a transitional period until December 31, 2012.

(29) Represents payouts of $260,313 under the FY12 LTIP and $426,250 under the FY11 LTIP pursuant to the terms.

(30) Represents (a) $22,743 for coverage of expenses related to Mr. Robbins' attendance at our FY12 sales achiever's trip, (b) $2,805 for coverage of expenses related to attendance at our FY12 Board retreat, (c) $4,566 for reimbursement for tax services, (d) $475,000 for severance, and (e) $15,000 payment under our Executive Severance Plan.

(31) Represents (a) $458,019 for Mr. Robbins' annual bonus under the Executive Annual Incentive Plan for fiscal 2012, which was earned in fiscal 2012 and paid in fiscal 2013, and (b) $446,250 for Mr. Robbins' performance during fiscal 2012 under the FY12 LTIP. Mr. Robbins received a pro-rated amount of the FY12 LTIP award based on the terms of the FY12 LTIP.

(32) Represents (a) $58,462 for PTO payout, (b) $9,196 for coverage of expenses related to attendance at the FY11 sales achiever's trip, and (c) $2,288 for coverage of expenses related to attendance at the FY11 Board retreat.

(33) Represents (a) $410,400 for Mr. Robbins' annual bonus under the Executive Annual Incentive Plan for fiscal 2011, which was earned in fiscal 2011 and paid in fiscal 2012, and (b) $465,000 for Mr. Robbins' performance during fiscal 2011 under the FY11 LTIP. Mr. Robbins received a pro-rated amount of the FY11 LTIP award based on the terms of the FY11 LTIP.

(34) Represents (a) $33,115 for coverage of expenses related to Mr. Robbins' attendance at the FY10 sales achiever's trip, (b) $1,018 for coverage of expenses related to attendance at the FY10 Board retreat, and (c) $1,294 for reimbursement for tax services.

(35) Represents (a) $496,375 for Ms. Chaffin's annual bonus under the Executive Annual Incentive Plan for fiscal 2013, which was earned in fiscal 2013 and paid in fiscal 2014, and (b) $297,500 under the FY12 LTIP pursuant to the terms.

(36) Represents (a) $19,320 for coverage of expenses related to Ms. Chaffin's attendance at our FY12 sales achiever's trip, (b) $2,100 for reimbursement for tax services, (c) $6,000 for the Company's contributions to Ms. Chaffin's account under its 401(k) plan, (d) $500,000 for severance, and (e) $15,000 payment under our Executive Severance Plan.

(37) Represents (a) $439,375 for Ms. Chaffin's annual bonus under the Executive Annual Incentive Plan for fiscal 2012, which was earned in fiscal 2012 and paid in fiscal 2013, and (b) $446,250 for Ms. Chaffin's performance during fiscal 2012 under the FY12 LTIP. Ms. Chaffin received a pro-rated amount of the FY12 LTIP award based on the terms of the FY12 LTIP.

(38) Represents (a) $54,006 for PTO payout, (b) $14,827 for coverage of expenses related to attendance at the FY11 sales achiever's trip, and (c) $598 for coverage of expenses related to attendance at the FY11 Board retreat, (d) $10,000 for reimbursement for tax services, (e) $6,000 for the Company's contributions to Ms. Chaffin's account under its 401(k) plan.

(39) Represents (a) $425,250 for Ms. Chaffin's executive annual bonus under her Executive Annual Incentive Plan for fiscal 2011, which was earned in fiscal 2011 and paid in fiscal 2012, and (b) $465,000 accrued on Ms. Chaffin's behalf for performance during fiscal 2011 under the FY11 LTIP.

(40) This amount represents (a) $52,726 for coverage of expenses related to Ms. Chaffin's attendance at the Company's FY10 sales achiever's trip, (b) $1,530 for reimbursement for tax services, and (c) $6,375 for the Company's contributions to Ms. Chaffin's account under its 401(k) plan.

The following table shows for the fiscal year ended March 29, 2013, certain information regarding grants of plan-based awards to our named executive officers from our incentive plans:

## Grants of Plan-Based Awards in Fiscal 2013

| Name | Grant Date(1) | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards(4) | | | All Other Stock Awards: Number of Shares of Stock or Units(5) (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | | | |
| Stephen M. Bennett | 9/10/12 | 739,979(2) | 1,020,661(2) | 1,786,157(2) | | | | 115,000 | — | — | 2,180,400 |
| | | 127,583(3) | 510,331(3) | 1,020,661(3) | 80,000 | 115,000 | 229,425 | 115,000 | — | — | 2,410,400 |
| | | | | | | | | 450,000(6) | | | 6,156,000 |
| James A. Beer | 5/10/12 | 423,500(2) | 700,000(2) | 1,225,000(2) | | | | 40,000 | — | — | 621,200 |
| | | 106,250(3) | 425,00(3) | 850,000(3) | 20,000 | 40,000 | 79,800 | 40,000 | | | 664,000 |
| Stephen E. Gillett | 1/10/13 | 178,646(2) | 295,282(2) | 516,744(2) | | | | 51,229 | — | — | 1,021,506 |
| Francis A. deSouza | 5/10/12 | 289,237(2) | 478,077(2) | 836,635(2) | | | | 50,000 | — | — | 776,500 |
| | | 106,250(3) | 425,000(3) | 850,000(3) | 25,000 | 50,000 | 99,750 | 50,000 | | | 830,000 |
| Scott C. Taylor | 5/10/12 | 165,165(2) | 273,000(2) | 477,750(2) | | | | 27,500 | — | — | 427,075 |
| | | 87,500(3) | 350,000(3) | 700,000(3) | 13,750 | 27,500 | 54,863 | 27,500 | | | 456,500 |
| **Former Officers** | | | | | | | | | | | |
| Enrique Salem | 5/10/12 | 870,000(2) | 1,200,000(2) | 2,100,000(2) | | | | 102,857 | — | — | 1,597,369 |
| | | 500,000(3) | 2,000,000(3) | 4,000,000(3) | 88,571 | 177,143 | 353,400 | 177,143 | | | 2,940,574 |
| William T. Robbins | 5/10/12 | 301,744(2) | 498,750(2) | 872,813(2) | | | | 45,000 | — | — | 698,850 |
| | | 106,250(3) | 425,000(3) | 850,000(3) | 22,500 | 45,000 | 89,775 | 45,000 | | | 747,000 |
| Janice D. Chaffin | 5/10/12 | 287,375(2) | 475,000(2) | 831,250(2) | | | | 30,000 | — | — | 465,900 |
| | | 106,250(3) | 425,000(3) | 850,000(3) | 15,000 | 30,000 | 59,850 | 30,000 | | | 498,000 |

(1) Represents grant date of stock awards.

(2) Represents threshold, target and maximum payouts with respect to each applicable metric under the FY13 Executive Annual Incentive Plan.

(3) Represents threshold, target and maximum payouts under the FY13 LTIP. Payment under this plan is contingent upon employment through the last day of fiscal 2015.

(4) The amounts shown in these rows reflect, in share amounts, the threshold, target, and maximum potential eligible shares to be earned (based on performance for the fiscal 2013 period) at the end of fiscal 2014 and 2015, based on, and subject to further adjustment as a result of, the achievement of the TSR ranking for our company as compared to the S&P 500, as further described in the CD&A section beginning on page 62. In September 2012 our CEO, and in May 2012 all other named executive officers, were awarded a PRU under the 2004 Equity Incentive Plan, eligible to be earned if we achieve at least 70% of the target level non-GAAP EPS performance which is the same metric used for the Executive Annual Incentive Plan for fiscal 2013, with a threshold award equal to 50% of the target eligible shares and a maximum award equal to 200% of the target eligible shares. For fiscal 2013, the Compensation Committee determined that we achieved 108% of our non-GAAP EPS target under the PRUs, resulting in 112% of the target eligible shares becoming eligible to be earned based on achievement of the TSR performance goals under the PRUs. Pursuant to the terms of these awards, each NEO will be eligible to receive at least half of the eligible shares if he remains employed by us through the last day of fiscal 2015 even if we fail to achieve those TSR performance goals, and could receive up to 150% of such shares, depending upon the degree to which we achieve of those goals and the same employment condition is met. For additional detail on the grant date fair value of the PRUs, see footnote 4 to the Summary Compensation Table above.

(5) This RSU grant was granted under the 2004 Equity Incentive Plan and vests in four equal annual installments on each of the first through fourth anniversaries of the date of grant, and is settled in shares on the vesting date.

(6) For additional detail on the grant date fair value of the PCSUs, see footnote 5 to the Summary Compensation Table above.

For a summary of the terms of the FY13 Executive Annual Incentive Plan, see "Compensation Discussion & Analysis (CD&A) — Compensation Components — Executive Annual Incentive Plans" above. For a summary of the terms of the FY13 LTIP, see "Compensation Discussion & Analysis (CD&A) — Compensation Components — Long Term Incentive Plans (LTIP)" above. Details of acceleration of the equity awards described are disclosed under "Compensation Discussion & Analysis (CD&A) — Other Benefits — Change in Control and Severance Arrangements" above and "Potential Payments Upon Termination or Change in Control" below.

The following table shows for the fiscal year ended March 29, 2013, certain information regarding outstanding equity awards at fiscal year end for our named executive officers.

## Outstanding Equity Awards At Fiscal Year-End 2013

| | | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($)* | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Yet Vested (#) | Equity Incentive Plan Awards: Value of Unearned Shares, Units or Other Rights that Have Not Yet Vested ($)* |
| Stephen M. Bennett | 9/10/2012 | — | — | — | — | 115,000(1) | 2,838,200 | 493,200(2)(3) | 12,172,176 |
| James A. Beer | 5/10/2007 | 150,000 | — | 19.48 | 5/10/2014 | — | — | — | — |
| | 5/9/2008 | 100,000 | — | 19.99 | 5/9/2015 | — | — | — | — |
| | 5/11/2009 | 103,500 | 4,500(4) | 15.32 | 5/11/2016 | 11,750(5) | 289,990 | — | — |
| | 6/10/2010 | 68,750 | 31,250(6) | 14.44 | 6/10/2017 | 8,750(7) | 215,950 | — | — |
| | 6/10/2011 | — | — | — | — | 70,000(8) | 1,727,600 | 55,096(9) | 1,359,769 |
| | 5/10/2012 | — | — | — | — | 40,000(10) | 987,200 | 67,200(3) | 1,658,496 |
| Stephen E. Gillett | 1/10/2013 | — | — | — | — | 51,229(11) | 1,264,332 | — | — |
| Francis A. deSouza | 5/10/2007 | 20,000 | — | 19.48 | 5/10/2014 | — | — | — | — |
| | 5/9/2008 | 61,000 | — | 19.99 | 5/9/2015 | — | — | — | — |
| | 5/11/2009 | 34,500 | 1,500(4) | 15.32 | 5/11/2016 | 5,500(12) | 135,740 | — | — |
| | 1/8/2010 | — | — | — | — | 1,875(13) | 46,275 | — | — |
| | 6/10/2010 | 51,562 | 23,438(6) | 14.44 | 6/10/2017 | 7,500(14) | 185,100 | — | — |
| | 6/10/2011 | — | — | — | — | 120,000(15) | 2,961,600 | 55,096(9) | 1,359,769 |
| | 5/10/2012 | — | — | — | — | 50,000(16) | 1,234,000 | 84,000(3) | 2,073,120 |
| Scott C. Taylor | 5/9/2008 | 25,000 | — | 19.99 | 5/9/2015 | — | — | — | — |
| | 9/10/2008 | 21,000 | — | 20.50 | 9/10/2015 | — | — | — | — |
| | 5/11/2009 | 69,000 | 3,000(4) | 15.32 | 5/11/2016 | 6,000(17) | 148,080 | — | — |
| | 6/10/2010 | 49,500 | 22,500(6) | 14.44 | 6/10/2017 | 6,000(18) | 148,080 | — | — |
| | 6/10/2011 | — | — | — | — | 12,500(19) | 308,500 | 34,435(9) | 849,856 |
| | 5/10/2012 | — | — | — | — | 27,500(20) | 678,700 | 46,200(3) | 1,140,216 |
| Enrique Salem | 6/22/2004 | 110,000 | — | 20.36 | 7/24/2013 | — | — | — | — |
| | 5/12/2006 | 175,000 | — | 17.02 | 5/12/2013 | — | — | — | — |
| | 5/10/2007 | 150,000 | — | 19.48 | 7/24/2013 | — | — | — | — |
| | 2/8/2008 | 55,000 | — | 17.90 | 7/24/2013 | — | — | — | — |
| | 5/9/2008 | 240,000 | — | 19.99 | 7/24/2013 | — | — | — | — |
| | 4/10/2009 | 510,000 | — | 17.13 | 7/24/2013 | — | — | — | — |
| | 6/10/2010 | 231,458 | — | 14.44 | 7/24/2013 | — | — | — | — |
| William T. Robbins | 2/17/2004 | 50,589 | — | 29.39 | 3/31/2013 | — | — | — | — |
| Janice D. Chaffin | 10/20/2004 | 70,000 | — | 27.68 | 10/20/2014 | — | — | — | — |
| | 5/11/2009 | 57,500 | 2,500(4) | 15.32 | 5/11/2016 | 7,500(21) | 185,100 | — | — |
| | 6/10/2010 | 68,750 | 31,250(6) | 14.44 | 6/10/2017 | 8,750(7) | 215,950 | — | — |
| | 6/10/2011 | — | — | — | — | 15,000(22) | 370,200 | 41,322(9) | 1,019,827 |
| | 5/10/2012 | — | — | — | — | 30,000(23) | 740,400 | 50,400(3) | 1,243,872 |

* The market value of the equity awards that have not vested is calculated by multiplying the number of units that have not vested by the closing price of our common stock on March 28, 2013, which was $24.68.

(1) 28,750 shares to vest on 9/1/2013, 28,750 shares to vest on 9/1/2014, 28,750 shares to vest on 9/1/2015, and 28,750 shares to vest on 9/1/2016.

(2) 150,000 PCSUs eligible to vest when the Average Closing Price over a three-year period beginning with the second quarter of fiscal 2013 first exceeds $20.00, and 150,000 PCSUs eligible to vest when the Average Closing Price over a three-year period beginning with the second quarter of fiscal 2013 first exceeds $22.00. Each PCSU is subject to the Compensation Committee's certification when approving the settlement thereof.

(3) Vests on 4/3/2015 based on, and subject to further adjustment as a result of, the achievement of the TSR ranking for our company as compared to the S&P 500. The number of shares and the payout value for the fiscal 2013 PRUs set forth above reflect the maximum potential payout since Symantec's performance during the first year of the three-year performance period has exceeded the target level. The maximum potential payout represents 168% of the target number of PRUs. Each PRU is subject to the Compensation Committee's certification when approving the settlement thereof.

(4) Unvested options vest in equal installments monthly on the 11th of each month ending on 5/11/2016.

(5) 11,750 shares to vest on 6/1/2013.

(6) Unvested options vest in equal installments monthly on the 10th of each month ending on 6/10/2017.

(7) 8,750 shares to vest on 3/1/2014.

(8) 10,000 shares to vest on 3/1/2014, 10,000 shares to vest on 3/1/2015, 12,500 shares to vest on 6/1/2013, 12,500 shares to vest on 6/1/2014, and 25,000 shares to vest on 6/1/2015.

(9) Vests on 3/28/2014 based on, and subject to further adjustment as a result of, the achievement of the TSR ranking for our company as compared to the S&P 500. The number of shares and the payout value for the fiscal 2012 PRUs set forth above reflect the maximum potential payout since Symantec's performance during the two years ended March 29, 2013, the second measurement date of the three-year performance period has exceeded target levels. The maximum potential payout represents 138% of the target number of PRUs. Each PRU is subject to the Compensation Committee's certification when approving the settlement thereof.

(10) 10,000 shares to vest on 6/1/2013, 10,000 shares to vest on 6/1/2014, 10,000 shares to vest on 6/1/2015, and 10,000 shares to vest on 6/1/2016.

(11) 12,808 shares to vest on 12/1/2013, 12,807 shares to vest on 12/1/2014, 12,807 shares to vest on 12/1/2015, and 12,807 shares to vest on 12/1/2016.

(12) 5,500 shares to vest on 6/1/2013.

(13) 1,875 shares to vest on 12/1/2013.

(14) 7,500 shares to vest on 3/1/2014.

(15) 10,000 shares to vest on 3/1/2014, 10,000 shares to vest on 3/1/2015, 25,000 shares to vest on 6/1/2013, 25,000 shares to vest on 6/1/2014, and 50,000 shares to vest on 6/1/2015.

(16) 12,500 shares to vest on 6/1/2013, 12,500 shares to vest on 6/1/2014, 12,500 shares to vest on 6/1/2015, and 12,500 shares to vest on 6/1/2016.

(17) 6,000 shares to vest on 6/1/2013.

(18) 6,000 shares to vest on 3/1/2014.

(19) 6,250 shares to vest on 3/1/2014 and 6,250 shares to vest on 3/1/2015.

(20) 6,875 shares to vest on 6/1/2013 and 6,875 shares to vest on 6/1/2014, 6,875 shares to vest on 6/1/2015, and 6,875 shares to vest on 6/1/2016.

(21) 7,500 shares to vest on 6/1/2013.

(22) 7,500 shares to vest on 3/1/2014 and 7,500 shares to vest on 3/1/2015.

(23) 7,500 shares to vest on 6/1/2013, 7,500 shares to vest on 6/1/2014, 7,500 shares to vest on 6/1/2015 and 7,500 shares to vest on 6/1/2016.

The following table shows for the fiscal year ended March 29, 2013, certain information regarding option exercises and stock vested during the last fiscal year with respect to our named executive officers:

### Option Exercises and Stock Vested in Fiscal 2013

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| Stephen M. Bennett | — | — | 162,547 | 2,799,499 |
| James A. Beer | 300,000 | 1,506,026 | 30,500 | 612,848 |
| Stephen E. Gillett | — | — | 12,547 | 199,999 |
| Francis A. deSouza | 25,000 | 138,000 | 24,875 | 528,610 |
| Scott C. Taylor | 50,000 | 195,200 | 20,000 | 407,503 |
| Enrique Salem | 182,418 | 859,063 | 177,881 | 2,343,582 |
| William T. Robbins | 331,982 | 1,540,946 | 33,383 | 580,431 |
| Janice D. Chaffin | 670,840 | 2,789,794 | 23,750 | 492,575 |

### Non-Qualified Deferred Compensation in Fiscal 2013

The table below provides information on the non-qualified deferred compensation of the named executive officers for the fiscal year ended March 29, 2013.

| | Non-Qualified Deferred Compensation | | | | |
|---|---|---|---|---|---|
| Name | Executive Contributions in Last Fiscal Year ($) | Registrant Contributions in Last Fiscal Year ($) | Aggregate Earnings in Last Fiscal Year ($) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at Last Fiscal Year-End ($) |
| Stephen M. Bennett | — | — | — | — | — |
| James A. Beer | — | — | — | — | — |
| Stephen E. Gillett | 15,312(1) | — | 286(2) | — | 15,598 |
| Francis A. deSouza | — | — | — | — | — |
| Scott C. Taylor | — | — | — | — | — |
| Enrique Salem | — | — | — | — | — |
| William T. Robbins | — | — | — | — | — |
| Janice D. Chaffin | — | — | — | — | — |

(1) Represents $15,312 reported under the "Salary" column of the Summary Compensation Table.

(2) Amount reflected is not included in the Summary Compensation Table because the earnings are not preferential or above-market.

In fiscal 2013, certain management employees on our U.S. payroll with a base salary of $150,000 or greater, including each of the named executive officers, are eligible to participate in the Symantec Corporation Deferred Compensation Plan. The plan provides the opportunity for participants to defer up to 75% of base salary and 100% of variable pay each year. Variable pay includes all bonus and commission payments. Deferral elections must be made prior to the beginning of a calendar year and cannot be revoked as of the day immediately prior to commencement of that year. The plan is "unfunded" and all deferrals are general assets of Symantec. Amounts deferred by each participant under the plan are credited to a bookkeeping account maintained on behalf of each participant. The bookkeeping account under the plan will then be adjusted based on the performance of the measurement funds that have been selected by the participant. The measurement funds available under the plan are substantially identical to the investment funds available under our 401(k) plan. Each participant may change their measurement fund selections on a daily basis. The plan requires that benefits accumulated in the bookkeeping accounts for each participant not meeting a 5-year service requirement to be distributed to the participant following his or her termination of employment with us for any reason. If a 5-year service requirement has been met, accumulated benefits will be distributed according to the participant's designated payment election. The plan permits us to terminate the plan and make such a distribution in the event of a change in control of Symantec. We intend to take such action in the event of a change in control of Symantec.

### Potential Payments Upon Termination or Change-In-Control

Set forth below is a description of the plans and agreements (other than the Deferred Compensation Plan) that could result in potential payouts to our named executive officers in the case of their termination of employment and/or a change in control of Symantec.

#### *Symantec Executive Retention Plan*

In January 2001, the Board approved the Symantec Executive Retention Plan, to deal with employment termination resulting from a change in control of the Company. The plan was modified by the Board in July 2002, April 2006, June 2007 and April 2012. Under the terms of the plan, all equity compensation awards (including, among others, stock options, RSUs and PRUs) granted by the Company to the Company's Section 16(b) officers (including our named executive officers) would become fully vested (at target or to the extent of achievement for PRUs) and, if applicable, exercisable following a change in control of the Company (as defined in the plan) after which the officer's employment is terminated without cause or constructively terminated by the acquirer within 12 months after the change in control. In the case of PRUs, PRUs will vest at target if the change in control occurs prior to the first performance period, will vest as to eligible shares if the change in control occurs following the first performance period but before achievement is determined with respect to the second performance period, and will vest as to the sum of the eligible shares determined to be earned for the second performance period plus 50% of the eligible shares if the change in control occurs following the second performance period but before achievement is determined with respect to the third performance period. Additionally, in accordance with the terms of the PRU award agreement, in the case that an executive's employment with the Company terminates by reason of the executive's death, total and permanent disability or an involuntary termination by the Company other than for cause (as defined in the award agreement) after the end of the first year of the performance period but prior to the end of the third year of the performance period, then the executive will be entitled to payment of a prorated number of PRUs based on the number of months in the three-year performance period during with the executive was employed by the Company, provided that the Company's performance met at least the threshold level of non-GAAP EPS performance during the first year of the performance period.

In April 2012, the Compensation Committee revised the plan to provide for the payment of a cash severance benefit for our named executive officers equal to one times such officer's base salary and target payout under the Executive Annual Incentive Plan applicable to such named executive officer in the circumstances described above (i.e., following a change in control of the Company after which the officer's employment is terminated without cause or constructively terminated by the acquirer within 12 months after the change in control.)

#### *Symantec Executive Severance Plan*

On April 30, 2012, the Compensation Committee adopted the Symantec Executive Severance Plan, effective as of April 30, 2012, to provide severance benefits to specified officers of Symantec, including our named executive officers. The executive officers must meet certain criteria in order to participate in the plan, including, among other criteria, (i) the executive officer was involuntarily terminated from active employment other than for cause (as defined in the plan); (ii) the executive officer was not terminated due to the sale of a business, part of a business, divestiture or spin-off and offered employment upon terms and conditions substantially identical to those in effect immediately prior to such sale, divestiture or spin-off; and (iii) the executive officer is not entitled to severance under any other plan, fund, program, policy, arrangement or individualized written agreement providing for severance benefits that is sponsored or funded by Symantec.

Under the terms of the plan, the executive officer will receive severance payments equal to one times the sum of his or her base salary in effect at the time of his or her involuntary termination. The executive officer will also receive a one-time bonus of $15,000, minus taxes and other legally required deductions. The executive officer is also entitled to receive six months of outplacement services, including counseling and guidance. The executive officer is solely responsible for all COBRA premiums for his or her continuation coverage.

Payment of severance payments, one-time bonus payment and outplacement services pursuant to the Symantec Executive Severance Plan is subject to the applicable executive officer returning a release of claims against Symantec.

***Long Term Incentive Plan***

Participants under our Long Term Incentive Plan will receive an accelerated payout of accrued LTIP payout amounts if we experience a change in control of our company after completed performance periods but before the applicable 3-year service requirement under the applicable LTIP is met. If a change in control of our company occurs prior to the end of a performance period, then participants will receive an accelerated payout of the LTIP amount at 100% of target. In addition, if the participant's employment is terminated without cause following completion of a performance period (assuming at least threshold performance of the operating cash flow metric for such period has been achieved), the participant would receive a pro-rated payout of the accrued LTIP payout amount based on the number of months of service provided by the participant within the 3-year period covered by the applicable Long Term Incentive Plan. If a participant's employment is terminated without cause prior to the end of a performance period, then no payment would be made to the participant.

***Stephen M. Bennett***

In accordance with an employment agreement dated August 21, 2012 between Mr. Bennett and Symantec, in the event Mr. Bennett resigns for good reason (i.e., material reduction in responsibilities, position or salary) or is terminated without cause (as defined in the agreement), he is entitled to a severance payment equal to 1.5 times his annual base salary and target bonus, reimbursement of COBRA premiums for up to eighteen months, acceleration of up to 225,000 unvested PCSUs, and acceleration of PRUs in accordance with the terms in his PRU agreement.

In the event Mr. Bennett is terminated without cause, not due to death or permanent disability, nor resign for good reason, that occurs during, or within the twelve (12) month period following, the consummation of a Change in Control; or within the sixty (60) day period prior to the date of a Change in Control where the Change in Control was under consideration at the time of Mr. Bennett's termination date, then Mr. Bennett shall be entitled to a severance payment equal to 2.0 times his annual base salary and target bonus then in effect; reimbursement of COBRA premiums for up to twenty-four months; full acceleration of any unvested RSUs and PCSUs; and partial acceleration of PRUs in accordance with the terms in his PRU agreement.

In the event that Mr. Bennett's employment is terminated due to his death or disability, Mr. Bennett, his spouse and/or his eligible dependents shall be entitled to reimbursement of COBRA premiums for up to eighteen months; full acceleration of any unvested RSUs and PCSUs; and partial acceleration of PRUs in accordance with the terms in his PRU agreement.

The following table summarizes the value of the payouts to Mr. Bennett pursuant to his employment agreement and assuming a qualifying termination as of March 29, 2013 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $24.68 on March 29, 2013 minus the exercise price):

| | Severance Pay | COBRA Premiums | RSU Vesting | PRU Vesting | PCSU Vesting |
|---|---|---|---|---|---|
| **Resignation with Good Reason or Termination Without Cause or Termination Due to Death or Disability** | $3,750,000 | $22,593 | $2,838,200 | $1,854,291 | $7,404,000 |
| **Termination Without Cause or Constructive Termination within 12 Months of a Change** | $5,000,000 | $30,124 | $2,838,200 | $3,178,784 | $7,404,000 |

*James A. Beer*

The following table summarizes the value of the payouts to Mr. Beer pursuant to the Symantec Executive Retention Plan, the Symantec Executive Severance Plan, and FY12 LTIP, assuming a qualifying termination as of March 29, 2013 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $24.68 on March 29, 2013 minus the exercise price):

| | Severance Pay | COBRA Premiums | Option Vesting | RSU Vesting | PRU Vesting | Acceleration of LTIP |
|---|---|---|---|---|---|---|
| **Involuntary Termination Because of Market Conditions or Division Performance** | $ 719,200 | — | — | — | — | — |
| **Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control** | $1,400,000 | — | $3,283,880 | $3,220,740 | $2,063,248 | — |
| **Termination Without Cause or Termination Due to Death or Disability** | — | — | — | — | $1,306,904 | $297,500 |
| **Change of Control** | — | — | — | — | — | $446,250 |

*Stephen E. Gillett*

The following table summarizes the value of the payouts to Mr. Gillett pursuant to the Symantec Executive Retention Plan and the Symantec Executive Severance Plan, assuming a qualifying termination as of March 29, 2013 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $24.68 on March 29, 2013 minus the exercise price):

| | Severance Pay | COBRA Premiums | Option Vesting | RSU Vesting | PRU Vesting | Acceleration of LTIP |
|---|---|---|---|---|---|---|
| **Involuntary Termination Because of Market Conditions or Division Performance** | $ 894,200 | — | — | — | — | — |
| **Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control** | $1,968,750 | — | — | $1,264,332 | | — |
| **Termination Without Cause or Termination Due to Death or Disability** | — | — | — | — | — | — |
| **Change of Control** | — | — | — | — | — | — |

*Francis A. deSouza*

The following table summarizes the value of the payouts to Mr. deSouza pursuant to the Symantec Executive Retention Plan, the Symantec Executive Severance Plan and FY12 LTIP, assuming a qualifying termination as of March 29, 2013 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $24.68 on March 29, 2013 minus the exercise price):

| | Severance Pay | COBRA Premiums | Option Vesting | RSU Vesting | PRU Vesting | Acceleration of LTIP |
|---|---|---|---|---|---|---|
| **Involuntary Termination Because of Market Conditions or Division Performance** | $ 719,200 | — | — | — | — | — |
| **Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control** | $1,575,000 | — | $1,495,050 | $4,562,715 | $2,339,664 | — |
| **Termination Without Cause or Termination Due to Death or Disability** | — | — | — | — | $1,553,828 | $297,500 |
| **Change of Control** | — | — | — | — | — | $446,250 |

*Scott C. Taylor*

The following table summarizes the value of the payouts to Mr. Taylor pursuant to the Symantec Executive Retention Plan, the Symantec Executive Severance Plan and FY12 LTIP, assuming a qualifying termination as of March 29, 2013 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $24.68 on March 29, 2013 minus the exercise price):

| | Severance Pay | COBRA Premiums | Option Vesting | RSU Vesting | PRU Vesting | Acceleration of LTIP |
|---|---|---|---|---|---|---|
| **Involuntary Termination Because of Market Conditions or Division Performance** | $439,200 | — | — | — | — | — |
| **Termination Without Cause or Constructive Termination Within 12 Months of a Change of Control** | $693,000 | — | $1,616,230 | $1,283,360 | $1,358,634 | — |
| **Termination Without Cause or Termination Due to Death or Disability** | — | — | — | — | $ 878,534 | $245,000 |
| **Change of Control** | — | — | — | — | — | $367,500 |

**Former Officers:**

*Enrique Salem*

The following table summarizes the value of payouts to Mr. Salem in accordance with an employment agreement, dated September 23, 2009, between Mr. Salem and Symantec, in connection with Mr. Salem's resignation for good reason (i.e., material reduction in responsibilities, position or salary) or is terminated without cause (as defined in the agreement). He received a severance payment equal to 3.375 times his annual base salary, reimbursement of COBRA premiums for up to twelve months and the vesting of his outstanding stock options, RSUs and PRUs will be accelerated by one year.

| | Severance Pay | COBRA Premiums | Option Vesting | RSU Vesting | PRU Vesting | Acceleration of LTIPs |
|---|---|---|---|---|---|---|
| **Involuntary Termination** | $2,700,000 | $21,503 | $2,676,172 | $1,491,608 | $851,975 | $3,344,444 |

*William T. Robbins*

The following table summarizes the value of the payouts to Mr. Robbins pursuant to the Symantec Executive Retention Plan and the Symantec Executive Severance Plan:

| | Severance Pay | Executive Bonus | Outplacement Cost | COBRA Premiums | Option Vesting | RSU Vesting | PRU Vesting | Acceleration of LTIPs |
|---|---|---|---|---|---|---|---|---|
| **Involuntary Termination** .... | $475,000 | $15,000 | $4,200 | — | — | — | $425,953 | $686,563 |

*Janice D. Chaffin*

The following table summarizes the value of the payouts to Ms. Chaffin pursuant to the Symantec Executive Retention Plan and the Symantec Executive Severance Plan:

| | Severance Pay | Executive Bonus | Outplacement Cost | COBRA Premiums | Option Vesting | RSU Vesting | PRU Vesting | Acceleration of LTIP |
|---|---|---|---|---|---|---|---|---|
| **Involuntary Termination** .... | $500,000 | $15,000 | $4,200 | — | — | — | $917,948 | $297,500 |

# CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

## Related-Person Transactions Policy and Procedures

Symantec has adopted a written related person transactions policy which provides for the Company's policies and procedures regarding the identification, review, consideration and approval or ratification of "related person transactions." The Nominating and Governance Committee reviews transactions that may be "related person transactions," which are transactions between Symantec and any related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000, and in which the related person has or will have a direct or indirect material interest. For purposes of the policy, a related person is any Symantec executive officer, director, nominee for director, or stockholder holding more than 5% of any class of Symantec's voting securities, in each case, since the beginning of the previous fiscal year, and their immediate family members.

Under the policy, absent any facts or circumstances indicating special or unusual benefits to the related person, the following transactions are deemed not to be "related person transactions" (meaning the related person is deemed to not have a direct or indirect material interest in the transaction):

- compensation to executive officers determined by Symantec's Compensation Committee;
- any transaction with another company at which a related person is a director or an employee (other than an executive officer) if the aggregate amount involved does not exceed the greater of $2,000,000, or three percent of that company's total annual gross revenues, provided that the transaction involves the purchase of either company's goods and services and the transaction is subject to usual trade terms and is in the ordinary course of business and the related person is not involved in the negotiation of the transaction;
- any compensation paid to a director if the compensation is required to be reported in Symantec's proxy statement;
- any transaction where the related person's interest arises solely from the ownership of the Company's common stock and all holders of the Company's common stock received the same benefit on a pro rata basis;
- any charitable contribution, grant or endowment by Symantec or the Symantec Foundation to a charitable organization, foundation or university at which a related person's only relationship is as a director or an employee (other than an executive officer), if the aggregate amount involved does not exceed $120,000, or any non-discretionary matching contribution, grant or endowment made pursuant to a matching gift program;
- any transaction where the rates or charges involved are determined by competitive bids;
- any transaction involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; or
- any transaction involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

Under the policy, members of Symantec's legal department review transactions involving related persons that do not fall into one of the above categories. If they determine that a related person could have a significant interest in a transaction, the transaction is referred to the Nominating and Governance Committee. In addition, transactions may be identified through Symantec's Code of Conduct or other Symantec policies and procedures, and reported to the Nominating and Governance Committee. The Nominating and Governance Committee determines whether the related person has a material interest in a transaction and may approve, ratify, rescind or take other action with respect to the transaction.

## REPORT OF THE AUDIT COMMITTEE

*The information contained in the following report of Symantec's Audit Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Symantec under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that Symantec specifically incorporates it by reference.*

The Audit Committee is comprised solely of independent directors, as defined by current NASDAQ listing standards, and operates under a written charter which was most recently amended by the Board on May 2, 2013. The Audit Committee oversees Symantec's financial reporting process on behalf of the Board. Management has primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements that were included in Symantec's Annual Report on Form 10-K for the fiscal year ended March 29, 2013 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

The Audit Committee reviewed with Symantec's independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of Symantec's accounting principles and such other matters as are required to be discussed with the Audit Committee pursuant to applicable auditing standards. In addition, the Audit Committee has received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the registered public accounting firm's communications with the Audit Committee concerning independence from management and Symantec, and has discussed with the independent registered public accounting firm the registered public accounting firm's independence from management and Symantec.

The Audit Committee discussed with Symantec's internal accountants and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal accountants and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of Symantec's internal controls, and the overall quality of Symantec's financial reporting.

The Audit Committee also received the report of management contained in Symantec's Annual Report on Form 10-K for the fiscal year ended March 29, 2013, as well as KPMG's Report of Independent Registered Public Accounting Firm included in Symantec's Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and financial statement schedule and (ii) the effectiveness of internal control over financial reporting. The Audit Committee continues to oversee Symantec's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2014.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in Symantec's Annual Report on Form 10-K for the fiscal year ended March 29, 2013 for filing with the SEC.

By: The Audit Committee of the Board of Directors:

Michael A. Brown (member through July 24, 2012)
Frank E. Dangeard
Stephen E. Gillett (member through December 21, 2012)
Robert S. Miller
V. Paul Unruh (Chair)

## ADDITIONAL INFORMATION

### Stockholder Proposals for the 2014 Annual Meeting

*Requirements for Stockholder Proposals to be Brought Before an Annual Meeting.* Symantec's Bylaws provide that, for stockholder nominations to the Board or other proposals to be considered at an annual meeting, the stockholder must give timely notice thereof in writing to the Corporate Secretary at Symantec Corporation, 350 Ellis Street, Mountain View, California 94043, Attn: Corporate Secretary.

To be timely for the 2014 Annual Meeting of Stockholders, a stockholder's notice must be delivered to or mailed and received by our Corporate Secretary at our principal executive offices between June 24, 2014 and July 24, 2014. A stockholder's notice to the Corporate Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting the information required by Symantec's Bylaws.

*Requirements for Stockholder Proposals to be Considered for Inclusion in Our Proxy Materials.* Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at Symantec's 2014 annual meeting must be received by us not later than May 6, 2014 in order to be considered for inclusion in Symantec's proxy materials for that meeting.

### Available Information

Symantec will mail without charge, upon written request, a copy of Symantec's Annual Report on Form 10-K for fiscal year 2013, including the financial statements, schedule and list of exhibits, and any exhibit specifically requested. Requests should be sent to:

**Symantec Corporation**
**350 Ellis Street**
**Mountain View, California 94043**
**Attn: Investor Relations**

The Annual Report is also available at www.symantec.com.

### "Householding" — Stockholders Sharing the Same Last Name and Address

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our annual report and proxy materials, including the Notice of Internet Availability, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees, and helps protect the environment as well.

This year, a number of brokers with account holders who are Symantec stockholders will be "householding" our annual report and proxy materials, including the Notice of Internet Availability. A single Notice of Internet Availability and, if applicable, a single set of annual report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge ICS, either by calling toll-free (800) 542-1061, or by writing to Broadridge ICS, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717.

Upon written or oral request, Symantec will promptly deliver a separate copy of the Notice of Internet Availability and, if applicable, annual report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice of Internet Availability and, if applicable, annual report and other proxy materials, you may write or call Symantec's Investor Relations department at 350 Ellis Street, Mountain View, California 94043, Attn: Investor Relations, telephone number (650) 527-5523.

Any stockholders who share the same address and currently receive multiple copies of Symantec's Notice of Internet Availability or annual report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding or Symantec's Investor Relations department at the address or telephone number listed above.

## OTHER MATTERS

The Board does not presently intend to bring any other business before the meeting and, so far as is known to the Board, no matters are to be brought before the meeting except as specified in the notice of the meeting. As to any business that may arise and properly come before the meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

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# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# Form 10-K

**(Mark One)**

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the Fiscal Year Ended March 29, 2013**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the Transition Period from to .**

**Commission File Number 000-17781**

# SYMANTEC CORPORATION
*(Exact name of the registrant as specified in its charter)*

| | |
|---|---|
| **Delaware**<br>*(State or other jurisdiction of incorporation or organization)* | **77-0181864**<br>*(I.R.S. Employer Identification No.)* |
| **350 Ellis Street,**<br>**Mountain View, California**<br>*(Address of principal executive offices)* | **94043**<br>*(zip code)* |

**Registrant's telephone number, including area code:**
**(650) 527-8000**

**Securities registered pursuant to Section 12(b) of the Act:**

| | |
|---|---|
| **Common Stock, par value $0.01 per share**<br>*(Title of each class)* | **The NASDAQ Stock Market LLC**<br>*(Name of each exchange on which registered)* |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**
*(Title of class)*

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of Symantec common stock on September 28, 2012 as reported on the NASDAQ Global Select Market: $12,564,807,729.

Number of shares outstanding of the registrant's common stock as of April 26, 2013: 696,634,962

## DOCUMENTS INCORPORATED BY REFERENCE

The information called for by Part III will be included in an amendment to this Form 10-K or incorporated by reference from the registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A.

**SYMANTEC CORPORATION**

**FORM 10-K**
**For the Fiscal Year Ended March 29, 2013**

## TABLE OF CONTENTS

### PART I



### PART II



### PART III



### PART IV



"Symantec," "we," "us," "our," and "the Company" refer to Symantec Corporation and all of its subsidiaries. Symantec, the Symantec Logo, Norton, and VERITAS are trademarks or registered trademarks of Symantec in the United States ("U.S.") and other countries. Other names may be trademarks of their respective owners.

## FORWARD-LOOKING STATEMENTS AND FACTORS THAT MAY AFFECT FUTURE RESULTS

The discussion below contains forward-looking statements, which are subject to safe harbors under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include references to our ability to utilize our deferred tax assets, as well as statements including words such as "expects," "plans," "anticipates," "believes," "estimates," "predicts," "projects," and similar expressions. In addition, statements that refer to projections of our future financial performance, anticipated growth and trends in our businesses and in our industries, the anticipated impacts of acquisitions, our intent to pay quarterly cash dividends in the future, the actions we intend to take as part of our new strategy, the expected impact of our new strategy and other characterizations of future events or circumstances are forward-looking statements. These statements are only predictions, based on our current expectations about future events and may not prove to be accurate. We do not undertake any obligation to update these forward-looking statements to reflect events occurring or circumstances arising after the date of this report. These forward-looking statements involve risks and uncertainties, and our actual results, performance, or achievements could differ materially from those expressed or implied by the forward-looking statements on the basis of several factors, including those that we discuss under Item 1A, *Risk Factors.* We encourage you to read that section carefully.

## PART I

## Item 1. *Business*

### Overview

Symantec is a global leader in security, backup and availability solutions. Our innovative products and services protect people and information in any digital environment – from the smallest mobile device, to the enterprise data center, to cloud-based systems. Our software and services protect against advanced threats independent of the device and environment in which information is used or stored.

Founded in 1982, Symantec has operations in more than 50 countries and our principal executive offices are located at 350 Ellis Street, Mountain View, California, 94043. Our telephone number at that location is (650) 527-8000. Our Internet home page is *www.symantec.com.* Other than the information expressly set forth in this annual report, the information contained or referred to on our website is not part of this annual report.

### Strategy

The Company is in the midst of a transformation. New types of solutions and new market opportunities are emerging as customers look to us to innovate across a digital landscape that has expanded enormously for both consumers and businesses. As we think about our markets today, it is very clear that the industry needs a new model for protection. We are transitioning from being device-centric, which meant protecting endpoints and the data center, to having the broader focus of protecting and managing digital information. Individuals, businesses, and other organizations use new ways to access their digital information, creating new opportunities for us to develop products and services which address mobile devices, web services, web platforms, and the emerging software defined data center and network. Our strategy is to establish leadership in this evolving information-centric world by identifying and delivering security and information management solutions that solve large unmet or underserved customer needs, while building competitive advantage and creating sustainable financial performance.

To successfully implement our strategy we are focusing on three areas: developing innovative products and services, changing our Go-To-Market ("GTM") strategy, and simplifying our organizational structure.

#### *Developing Innovative Products and Services*

With data exploding at exponential rates and the sophistication of attacks evolving rapidly, it is increasingly important to secure and manage valuable data. We see significant opportunity in security and information management, where we have market leading technologies. We are focused on providing comprehensive solutions for mobile and traditional endpoints, the cloud and increasingly virtualized datacenters. We expect to further expand our offerings by partnering with network vendors to offer solutions in the network space.

With a portfolio of leading products, we intend to focus our development efforts on making our point solutions better while developing new integrated solutions that are aimed at solving important customer problems. The three areas of focus include:

- ***User Productivity and Protection***: Our goal is to make it simple for customers to be productive and protected at home and at work.
- ***Information Security***: Our goal is to keep businesses safe and compliant regardless of the size, location, or complexity of their infrastructure.
- ***Information Management:*** Our goal is to manage business applications and information availability at any given time.

#### *Changing Our Go-To-Market Strategy*

A significant portion of our revenue from enterprise products is derived from sales to end users by our direct sales force. We believe that sales of our innovative and differentiated products are enhanced by knowledgeable salespeople who can convey the strong value of our technology; as such we are reorganizing our direct sales force into functional areas of security and information management. The focus of these specialized teams will be to generate new sales opportunities. We expect that by dividing our direct sales force into specialized teams we will improve the efficiency and effectiveness of our sales process.

Concurrently, we are creating a dedicated renewals team that will be focused on extending the customer relationship and renewing contracts. We are also streamlining our indirect sales channels to effectively reach customers. We intend to have fewer, more focused partners. Additionally, we intend to reorient our partner programs to enhance reseller sales. We believe these changes will ensure that we provide our end customers with a high-quality sales and post-sales support experiences while expanding our business.

#### *Simplifying the Organization*

Aligning our organization by functional areas, rather than by market segments, will create an opportunity to reduce complexity, remove redundancies, increase the speed of decision making and improve accountability and execution. By the fall of 2013, we expect to reduce the number of management layers from our existing structure. We also intend to increase the average span of control for managers.

### Capital Allocation Strategy

Our enhanced capital allocation strategy is expected to return over time approximately 50% of free cash flow to stockholders through a combination of dividends and share repurchases, while still enabling our company to invest in its future. Our strategy will emphasize organic growth through internal innovation and will be complemented by acquisitions that fit strategically and meet specific internal profitability hurdles.

Our capital allocation program includes the initiation of a quarterly cash dividend, targeting a yield of approximately 2.5% based on our closing stock price on May 1, 2013. On May 2, 2013, our board of directors approved a quarterly dividend of $0.15 per share of common stock, the first dividend in Symantec's history, to be paid on June 27, 2013 to all stockholders of record as of the close of business on June 19, 2013. Any future dividends will be subject to the approval of our board of directors.

Our board of directors also approved a new $1.0 billion stock repurchase program. This program does not have an expiration date. Including our previously approved stock repurchase program, $1.2 billion remained authorized for future repurchases as of March 29, 2013.

The initiation of quarterly dividends coupled with the increased stock repurchase program underscores our commitment to consistently return capital to stockholders, and shows confidence in our long-term business outlook and our ability to generate a significant amount of cash on a consistent basis.

### Business Developments and Highlights

During fiscal 2013, we took the following actions in support of our business strategy:

- Our board of directors appointed a new President and Chief Executive Officer ("CEO") to improve performance and increase long-term value for our stockholders. We also created an Office of the CEO comprised of our CEO, Chief Financial Officer, President Products & Services and Chief Operating Officer, to help make collaborative operational and functional decisions. We developed a plan to reorganize our company around functional areas rather than business units.
- We released new solutions and entered into key partnerships in the enterprise business. We announced updates to our backup appliances to include our latest backup software that delivers backup, recovery, and deduplication software providing faster backup speeds, snapshot management, and simplified search and recovery functionality. NetBackup is one of the first third-party backup solutions fully certified by SAP to support High Performance Analytic Appliance or HANA. Our innovative backup

capabilities are helping customers protect new Big Data solutions that drive deeper business intelligence and help make rapid, data-driven decisions. In this information-driven world, customers see cloud computing as a new option for flexible, cost-effective computing. Our partnership with Microsoft leverages cloud computing as a Disaster Recovery (DR) target to address business continuity needs for organizations that cannot afford their own secondary site. Our partnership with Violin Memory, a provider of scalable flash memory arrays, enables us to integrate our storage and data management solutions to improve the performance, energy, efficiency and reliability of solid-state disk and flash-based storage.

- We released the security industry's first membership offering for consumers. Norton One allows consumers to purchase and manage security for multiple devices and platforms from a single cloud-based console with the help of dedicated support advisors. We shipped comprehensive protection across multiple devices and platforms such as Android, Windows, and Mac.
- We completed the purchase of the remaining outstanding shares of common stock and stock rights of publicly traded VeriSign Japan K.K. to better leverage our brand, sales and marketing resources, deliver products faster to customers, and better enable rapid responses to changes in the competitive landscape.
- We repurchased 49 million shares of our common stock for an aggregate amount of $826 million.

## Operating Segments and Products

Our current operating segments are strategic business units that offer different products and services, distinguished by customer needs. The five operating segments in fiscal 2013 were: Consumer, Security and Compliance, Storage and Server Management, Services, and Other. We expect to modify our segment reporting structure starting in the first quarter of fiscal 2014 to align with our three new areas of focus.

### *Consumer*

Our consumer products help customers deal with increasingly complex threats, the proliferation of mobile devices, the need for identity protection, and the rapid increase in digital data, such as personal financial records, photos, music, and videos. For individuals and home businesses, we offer premium, full-featured security suites and personalized membership offerings for multiple platforms and devices, including PCs, Macs, Android-based and iOS devices, as well as related services such as online backup, family safety, PC tune-up and personal technical support. Our primary consumer products include: Norton 360, Norton 360 Multi-Device, Norton Internet Security, Norton AntiVirus, Norton One, Norton Online Backup, Norton Mobile Security, and Norton Live Services.

We continue to acquire customers through a diversified channel strategy. We retain and leverage our large customer base through auto-renewal subscriptions, seek to up-sell customers from point products to multi-product suites, and cross-sell additional products and services. We also provide a variety of free tools and trial products that offer consumers added value and provide up-sell opportunities.

### *Security and Compliance*

Our Security and Compliance products help organizations protect their information and systems. Our solutions not only provide the strongest protections but also help organizations standardize, automate, and reduce the costs of day-to-day security activities. We offer security solutions that integrate multiple layers of protection and simplify management. Our primary solutions in this segment address the following areas:

#### *Endpoint Security and Management*

Our endpoint security and management offerings help customers secure their environment by addressing the changes in the threat landscape, the evolution of the endpoint to include more mobile devices, and the pressure to reduce cost and complexity.

Our solutions encrypt and prevent sensitive information from leaving an organization. We offer two-factor authentication and cloud-based single-sign-on functionality to better protect the identities of an organization's employees.

Symantec mobile enterprise solutions help organizations embrace the "Bring Your Own Device" trend by allowing users to select devices of their choice while securing corporate data, gaining visibility into and control of all mobile platforms, and enforcing security policies. Our market-leading security solutions allow customers to secure all their endpoints and thwart today's sophisticated cyber-attacks. Products include: Encryption, Validation and Identity Protection, Managed Public Key Infrastructure ("PKI"), Mobile Management, App Center, Mobile Security for Android, Endpoint Protection for enterprise and small business and Protection Suites.

Symantec systems management capabilities help IT organizations provide faster and more predictable service to their businesses. Our integrated solutions enable organizations to easily support new technology changes, quickly adapt to changing processes and business needs, and provide the necessary insight to make more intelligent, data-driven decisions. Products include: Device and Application Management, and IT Management Suite.

*Information Security*

Our information security businesses help to keep organizations safe and compliant with industry and government regulations, regardless of the complexity of their infrastructure. Our market-leading solutions allow customers to secure their messaging and web environments, via either on-premise or hosted solutions. Symantec's data center security products defend critical servers, either physical or virtual.

Symantec authentication services enable organizations to protect assets by ensuring the true identity of devices, systems, or applications connecting to them and using Secure Socket Layer ("SSL") technology to encrypt data in transit. Products include: Critical System Protection, and Trust Services. Our market-leading Data Loss Prevention solution helps businesses proactively protect their information by taking a content-aware approach. This includes enabling businesses to identify the owners of specific information, locate sensitive data and identify those with access to it. Symantec threat and risk management solutions allow customers to develop and enforce IT policies, automate IT risk management processes, and demonstrate compliance with industry standards and regulations. Organizations are provided the visibility and security intelligence needed to identify when they are under attack so that they can respond rapidly. Information about the latest threat and attack trends from our Global Intelligence Network is continuously delivered to many of our solutions and provides customers with real-time information on credible threats to their critical business assets. Our Managed Security Services extend our security expertise through a combination of remote monitoring, on-call assistance, and management. Products include: Security Incident Manager (SIM), Managed Security Services, and Control Compliance Suite.

***Storage and Server Management***

Our storage and server management solutions enable organizations to ensure business continuity and manage the information-driven world by leveraging our backup and recovery, archiving, eDiscovery, storage management, and high availability solutions. Our offerings help organizations standardize on a single layer of infrastructure software, work on all major distributed operating systems, and support storage devices, databases, and applications in both physical and virtual environments. Our primary solutions in this segment address the following areas:

*Backup & Recovery*

Our Backup and Recovery business, which includes software, appliances and cloud based offerings, helps small and medium-sized businesses ("SMB") and enterprise organizations address the rapid growth of information, data duplication, and virtual environments. With our solutions, customers can backup and deduplicate data closer to information sources to reduce storage consumption. Products include: NetBackup on-premise and appliance, Backup Exec, and Backup Exec.cloud.

*Information Intelligence*

Our archiving, eDiscovery and intelligent information governance solutions allow organizations to bridge the gap between their business, legal, and IT groups, and to reduce their risks and costs. Products include: Enterprise Vault, Enterprise Vault.cloud, and eDiscovery.

*Storage Management*

Our Storage Management and High Availability businesses address our customers' need to maintain high service levels and reduce overall storage costs through improved utilization of existing systems, virtualization, and cloud infrastructure offerings. Our products help customers simplify their datacenters by standardizing storage management across their environment for more efficient and effective use of their existing storage infrastructure. With our solutions, customers can build scalable, high-performance file-based storage systems onsite, or in private or hybrid clouds, utilizing commodity hardware. They also enable enterprises to manage large storage environments and ensure the availability of critical applications across physical and virtual environments. Products include: Storage Foundation, Cluster Server, Operations Manager, ApplicationHA, Data Insight, and VirtualStore.

***Services***

We deliver consulting, education and dedicated support services. Symantec Services help customers address information security, availability, storage and compliance challenges at the endpoint and in complex, multi-vendor datacenter environments.

***Other***

Our Other segment includes sunset products and products nearing the end of their life cycle, as well as unallocated costs that are not charged to the other operating segments. This segment is not considered an active business component of the Company.

***Financial Information by Segment and Geographic Region***

For information regarding our revenue by segment, revenue by geographical area, and property and equipment by geographical area, see Note 10 of the Notes to Consolidated Financial Statements in this annual report. For information regarding the amount and percentage of our revenue contributed by each of our segments and our financial information, including information about geographic areas in which we operate, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Note 10 of the Notes to Consolidated Financial Statements in this annual report. For information regarding risks associated with our international operations, see Item 1A, *Risk Factors.*

**Sales and Go-To-Market Strategy**

We plan to make changes to our GTM strategy. Key changes include reorganizing our direct sales force into focus areas of security and information management. The goal of these specialized teams will be to generate new sales opportunities. We expect dividing our direct sales force into specialized teams will improve the efficiency and effectiveness of our sales process. Concurrently, we are creating a dedicated renewals team that will be focused on extending customer relationships and renewing our contracts. We also plan to streamline our indirect sales partners to effectively reach customers. We intend to have fewer, more focused partners with specialized partner programs to enhance sales. We believe these changes will ensure that we provide our end customers with a high-quality sales and post-sales support experience while expanding our business.

Our GTM network includes a direct sales force, broad eCommerce capabilities, and indirect sales resources that support our ecosystem of partners worldwide. We also maintain important relationships with a number of Original Equipment Manufacturers ("OEMs"), Internet Service Providers ("ISPs"), and retail and online stores by which we market and sell our products.

### *Consumer*

We sell our consumer products and services to individuals and home businesses globally. Our products are available to customers through our eCommerce platform, distributors, direct marketers, Internet-based resellers, system builders, ISPs, wireless carriers, and in retail locations worldwide. We have partnerships with OEMs globally to distribute our Internet security suites and our online backup offerings.

### *Small and Medium-sized Businesses*

We sell and market our products and services to SMB customers through indirect sales partners around the world, who are specifically trained and certified to sell our solutions. This group includes value-added resellers, large account resellers, and managed service providers. Our products are also available on our eCommerce platform, as well as through authorized distributors and OEMs which incorporate our technologies into their products, bundle our products with their offerings, or serve as authorized resellers of our products.

### *Enterprise*

We sell and market our products and related services to enterprise customers through our direct sales force of more than 4,700 sales employees, as of March 29, 2013, and through a variety of indirect sales channels, which include value-added resellers, managed service providers, large account resellers, and system integrators. We also sell our products to businesses around the world through authorized distributors and OEMs who incorporate our technologies into their products, bundle our products with their offerings, or serve as authorized resellers of our products. Our sales efforts are primarily targeted to senior executives and IT department personnel responsible for managing a company's IT initiatives.

### *Marketing and Advertising*

Our marketing expenditures relate primarily to advertising and promotion, including demand generation and product recognition. Our advertising and promotion efforts include, among other things, electronic and print advertising, trade shows, collateral production, and all forms of direct marketing. We also invest in cooperative marketing campaigns with distributors, resellers, retailers, OEMs, and industry partners.

We invest in various retention-focused marketing and customer loyalty programs to help drive renewals and encourage customer advocacy and referrals. We also provide vertical industry-focused marketing programs in targeted industries and countries.

We typically offer two types of rebate programs within most countries: volume incentive rebates to channel partners and promotional rebates to distributors and end users. Distributors and resellers earn volume incentive rebates primarily based upon the amount of product sales to end users. We also offer rebates to end users who purchase products through various resale channels. Both volume incentive rebates and end-user rebates are accrued as an offset to revenue or deferred revenue.

## Research and Development

Symantec embraces a global research and development ("R&D") strategy to drive organic innovation. Engineers and researchers throughout the Company pursue advanced projects to translate R&D into customer solutions by creating new technologies and integrating our unique set of technology assets. Symantec focuses on short, medium, and long-term applied research, develops new products in emerging areas, participates in government-funded research projects, drives industry standards, and partners with universities to conduct research supporting Symantec's strategy.

Symantec's Security Technology and Response organization is a global team of security engineers, threat analysts, and researchers that provides the underlying functionality, content, and support for many of our enterprise, SMB, and consumer security products. Our security experts monitor malicious code reports collected through the Global Intelligence Network to provide insight into emerging attacks, malicious code activity, phishing, spam, and other threats. The team uses this vast intelligence to develop new technologies and approaches, such as Symantec's reputation-based security technology, to protect customer information.

Research and development expenses, exclusive of in-process research and development associated with acquisitions, were $1,012 million, $969 million, and $862 million in fiscal 2013, 2012, and 2011, respectively, representing approximately 15% of revenue in fiscal 2013 and 14% of revenue in fiscal 2012 and 2011. We believe that technical leadership is essential to our success and we expect to continue to commit substantial resources to R&D.

**Support**

Symantec has support facilities throughout the world, staffed by technical product experts knowledgeable in the operating environments in which our products are deployed. Our technical support experts assist customers with issue resolution and threat detection.

We provide consumers with various levels of support offerings. Consumers that subscribe to LiveUpdate receive automatic downloads of the latest virus definitions, application bug fixes, and patches for most of our consumer products. Our standard consumer support program provides self-help online services and phone, chat, and email support to consumers worldwide. Our Norton One membership features elite-level support, which includes an under two-minute wait time for phone calls, an instant call back feature, and virus protection assurance.

We provide customers various levels of enterprise support offerings. Our enterprise security support program offers annual maintenance support contracts, including content, upgrades, and technical support. Our standard technical support includes: self-service options delivered by telephone or electronically during the contracted-for hours, immediate patches for severe problems, periodic software updates, and access to our technical knowledge base and frequently asked questions.

**Customers**

In fiscal 2013 and 2012, there were no significant customers that accounted for more than 10% of our total net revenue. In fiscal 2011, one distributor, Ingram Micro, accounted for 10% of our total net revenue. Our distributor arrangements with Ingram Micro consisted of several non-exclusive, independently negotiated agreements with its subsidiaries, each of which cover different countries or regions. Each of these agreements was separately negotiated and was independent of any other contract (such as a master distribution agreement), and these agreements were not based on the same form of contract.

**Acquisitions**

Our strategy will be complemented by business combinations that fit strategically and meet specific profitability hurdles. Our acquisitions are designed to enhance the features and functionality of our existing products and extend our product leadership in core markets. We consider time-to-market, synergies with existing products, and potential market share gains when evaluating the economics of acquisitions of technologies, product lines, or companies. We may acquire or dispose of other technologies, products, and companies in the future.

We did not make any material acquisitions during fiscal 2013. For further discussion of our acquisitions, see Note 3 of the Notes to Consolidated Financial Statements in this annual report.

## Competition

Our markets are consolidating, highly competitive, and subject to rapid changes in technology. The competitive landscape has changed significantly over the past few years, with new competition arising; much of the market growth has come from startups whose focus is on solving a specific customer issue or delivering a specific niche-oriented product and from larger integration providers that increasingly are looking to put various types of protection, whether it is backup, high availability or security, into their platforms. We are focused on delivering comprehensive customer solutions, integrating across our broad product portfolio and partnering with other technology providers to differentiate ourselves from the competition. We believe that the principal competitive factors necessary to be successful in our industry include product quality and effectiveness, time-to-market, price, reputation, financial stability, breadth of product offerings, customer support, brand recognition, and effective sales and marketing efforts.

In addition to the competition we face from direct competitors, we face indirect or potential competition from retailers, application providers, operating system providers, network equipment manufacturers, and other OEMs who may provide various solutions and functions in their current and future products. We also compete for access to retail distribution channels and for spending at the retail level and in corporate accounts. In addition, we compete with other software companies, operating system providers, network equipment manufacturers, and other OEMs to acquire technologies, products, or companies and to publish software developed by third parties. We also compete with other software companies in our effort to place our products on the computer equipment sold to consumers and enterprises by OEMs.

The competitive environments for each segment are described below.

### *Consumer*

Most of the channels in which our consumer products are offered are highly competitive. Our competitors are intensely focused on customer acquisition, which has led competitors to offer their technology for free, engage in aggressive marketing, or enter into competitive partnerships. Our primary competitors in the Consumer segment are McAfee, Inc., owned by Intel Corporation ("McAfee"), and Trend Micro Inc. ("Trend Micro"). There are also several freeware providers and regional security companies that we compete against. For our consumer backup offerings, our primary competitors are Carbonite, Inc. and Mozy, Inc., owned by EMC Corporation ("EMC").

### *Security and Compliance*

In the security and management markets, we compete against many companies that offer competing products to our solutions. Our primary competitors in the security and management market are McAfee, Microsoft Corporation ("Microsoft"), and Trend Micro. There are also several smaller regional security companies with which we compete. In the authentication services market, our primary competitors are Comodo Group, Inc., RSA, the security division of EMC, Entrust, Inc., and GoDaddy.com, Inc. In the Software-as-a-Service ("SaaS") security market, our primary competitors are Google Inc.'s Postini Services and Microsoft. Our primary competitors in the managed services business are SecureWorks, Inc., owned by Dell, Inc., and Verizon Communications, Inc.

### *Storage and Server Management*

The markets for storage management, backup, archiving, and eDiscovery are intensely competitive. Our primary competitors are CommVault Systems, Inc., EMC, Hewlett-Packard Company, IBM, Oracle, and Veeam Software.

## Intellectual Property

### *Protective Measures*

We regard some of the features of our internal operations, software, and documentation as proprietary and rely on copyright, patent, trademark and trade secret laws, confidentiality procedures, contractual arrangements, and other measures to protect our proprietary information. Our intellectual property is an important and valuable asset that enables us to gain recognition for our products, services, and technology and enhance our competitive position.

As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors, and corporate partners and we enter into license agreements with respect to our software, documentation, and other proprietary information. These license agreements are generally non-transferable and have a perpetual term. We also educate our employees on trade secret protection and employ measures to protect our facilities, equipment, and networks.

### *Trademarks, Patents, Copyrights, and Licenses*

Symantec and the Symantec logo are trademarks or registered trademarks in the U.S. and other countries. In addition to Symantec and the Symantec logo, we have used, registered, or applied to register other specific trademarks and service marks to help distinguish our products, technologies, and services from those of our competitors in the U.S. and foreign countries and jurisdictions. We enforce our trademark, service mark, and trade name rights in the U.S. and abroad. The duration of our trademark registrations varies from country to country, and in the U.S. we generally are able to maintain our trademark rights and renew any trademark registrations for as long as the trademarks are in use.

We have more than 1,900 patents, in addition to foreign patents and pending U.S. and foreign patent applications, which relate to various aspects of our products and technology. The duration of our patents is determined by the laws of the country of issuance and for the U.S. is typically 17 years from the date of issuance of the patent or 20 years from the date of filing of the patent application resulting in the patent, which we believe is adequate relative to the expected lives of our products.

Our products are protected under U.S. and international copyright laws and laws related to the protection of intellectual property and proprietary information. We take measures to label such products with the appropriate proprietary rights notices, and we actively enforce such rights in the U.S. and abroad. However, these measures may not provide sufficient protection, and our intellectual property rights may be challenged. In addition, we license some intellectual property from third parties for use in our products, and generally must rely on the third party to protect the licensed intellectual property rights. While we believe that our ability to maintain and protect our intellectual property rights is important to our success, we also believe that our business as a whole is not materially dependent on any particular patent, trademark, license, or other intellectual property right.

## Seasonality

As is typical for many large software companies, our business is seasonal. Software license and maintenance orders are generally higher in our third and fourth fiscal quarters and lower in our first and second fiscal quarters. A decline in license and maintenance orders is typical in the first quarter of our fiscal year as compared to license and maintenance orders in the fourth quarter of the prior fiscal year. In addition, we generally receive a higher volume of software license and maintenance orders in the last month of a quarter, with orders concentrated in the latter part of that month. We believe that this seasonality primarily reflects customer spending patterns and budget cycles, as well as the impact of compensation incentive plans for our sales personnel. Revenue generally reflects similar seasonal patterns but to a lesser extent than orders because revenue is not recognized until an order is shipped or services are performed and other revenue recognition criteria are met, and because a significant portion of our in-period revenue comes from our deferred revenue balance.

**Employees**

As of March 29, 2013, we employed more than 21,500 people worldwide, approximately 44 % of whom reside in the U.S. Approximately 7,400 employees work in sales and marketing, 7,200 in research and development, 5,400 in support and services, and 1,500 in management, manufacturing, and administration.

**Available Information**

Our Internet address is *www.symantec.com.* We make available free of charge our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file such material with the Securities and Exchange Commission ("SEC") on our investor relations website located at www.symantec.com/invest. The information contained, or referred to, on our website is not part of this annual report unless expressly noted. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding our filings at *http://www.sec.gov.*

**Item 1A.** ***Risk Factors***

A description of the risk factors associated with our business is set forth below. The list is not exhaustive and you should carefully consider these risks and uncertainties before investing in our common stock.

***Fluctuations in demand for our products and services are driven by many factors, and a decrease in demand for our products could adversely affect our financial results.***

We are subject to fluctuations in demand for our products and services due to a variety of factors, including general economic conditions, competition, product obsolescence, technological change, shifts in buying patterns, financial difficulties and budget constraints of our current and potential customers, levels of broadband usage, awareness of security threats to IT systems, and other factors. While such factors may, in some periods, increase product sales, fluctuations in demand can also negatively impact our product sales. If demand for our products and solutions declines, whether due to general economic conditions or a shift in buying patterns, our revenues and margins would likely be adversely affected.

***If we are unable to develop new and enhanced products and services that achieve widespread market acceptance, or if we are unable to continually improve the performance, features, and reliability of our existing products and services or adapt our business model to keep pace with industry trends, our business and operating results could be adversely affected.***

Our future success depends on our ability to respond to the rapidly changing needs of our customers by developing or introducing new products, product upgrades, and services on a timely basis. We have in the past incurred, and will continue to incur, significant research and development expenses as we strive to remain competitive. New product development and introduction involves a significant commitment of time and resources and is subject to a number of risks and challenges including:

- Managing the length of the development cycle for new products and product enhancements, which has frequently been longer than we originally expected
- Adapting to emerging and evolving industry standards and to technological developments by our competitors and customers
- Extending the operation of our products and services to new and evolving platforms, operating systems and hardware products, such as mobile devices
- Entering into new or unproven markets with which we have limited experience, including the delivery of solutions in an appliance form factor

- Managing new product and service strategies, including integrating our various security and storage technologies, management solutions, customer service, and support into unified enterprise security and storage solutions
- Addressing trade compliance issues affecting our ability to ship our products
- Developing or expanding efficient sales channels
- Obtaining sufficient licenses to technology and technical access from operating system software vendors on reasonable terms to enable the development and deployment of interoperable products, including source code licenses for certain products with deep technical integration into operating systems

If we are not successful in managing these risks and challenges, or if our new products, product upgrades, and services are not technologically competitive or do not achieve market acceptance, our business and operating results could be adversely affected.

***We operate in a highly competitive environment, and our competitors may gain market share in the markets for our products that could adversely affect our business and cause our revenues to decline.***

We operate in intensely competitive markets that experience rapid technological developments, changes in industry standards, changes in customer requirements, and frequent new product introductions and improvements. If we are unable to anticipate or react to these competitive challenges or if existing or new competitors gain market share in any of our markets, our competitive position could weaken and we could experience a decline in our sales that could adversely affect our business and operating results. To compete successfully, we must maintain an innovative research and development effort to develop new products and services and enhance existing products and services, effectively adapt to changes in the technology or product rights held by our competitors, appropriately respond to competitive strategies, and effectively adapt to technological changes and changes in the ways that our information is accessed, used, and stored within our enterprise and consumer markets. If we are unsuccessful in responding to our competitors or to changing technological and customer demands, our competitive position and our financial results could be adversely affected.

Our traditional competitors include independent software vendors that offer software products that directly compete with our product offerings. We expect that competition may intensify as a result of future software industry consolidation. In addition to competing with these vendors directly for sales to end-users of our products, we compete with them for the opportunity to have our products bundled with the product offerings of our strategic partners such as computer hardware OEMs and ISPs. Our competitors could gain market share from us if any of these strategic partners replace our products with the products of our competitors or if these partners more actively promote our competitors' products than our products. In addition, software vendors who have bundled our products with theirs may choose to bundle their software with their own or other vendors' software or may limit our access to standard product interfaces and inhibit our ability to develop products for their platform. In the future, further product development by these vendors could cause our software applications and services to become redundant, which could significantly impact our sales and financial results.

We face growing competition from network equipment, computer hardware manufacturers, large operating system providers and other technology companies. These firms are increasingly developing and incorporating into their products data protection and storage and server management software that competes at some levels with our product offerings. Our competitive position could be adversely affected to the extent that our customers perceive the functionality incorporated into these products as replacing the need for our products.

Security protection is also offered by some of our competitors at prices lower than our prices or, in some cases is offered free of charge. Some companies offer the lower-priced or free security products within their computer hardware or software products that we believe are inferior to our products and SaaS offerings. Our competitive position could be adversely affected to the extent that our customers perceive these security products as replacing the need for more effective, full featured products and services such as those that we provide. The expansion of these competitive trends could have a significant negative impact on our sales and financial results by causing, among other things, price reductions of our products, reduced profitability and loss of market share.

Many of our competitors have greater financial, technical, sales, marketing, or other resources than we do and consequently may have the ability to influence customers to purchase their products instead of ours. Further consolidation within our industry or other changes in the competitive environment, such as Intel Corporation's acquisition of McAfee, could result in larger competitors that compete with us on several levels. We also face competition from many smaller companies that specialize in particular segments of the markets in which we compete.

***Our business models present execution and competitive risks.***

In recent years, our SaaS offerings have become increasingly critical in our business. Our competitors are rapidly developing and deploying SaaS offerings for consumers and business customers. Pricing and delivery models are evolving. Devices and form factors influence how users access services in the cloud. We are devoting significant resources to develop and deploy our own SaaS strategies. We cannot assure you that our investments in and development of SaaS offerings will achieve the expected returns for us or that we will be able to compete successfully in the marketplace. In addition to software development costs, we are incurring costs to build and maintain infrastructure to support SaaS offerings. These costs may reduce the operating margins we have previously achieved. Whether we are successful in this business model depends on our execution in a number of areas, including:

- Continuing to innovate and bring to market compelling cloud-based experiences that generate increasing traffic and market share; and
- Ensuring that our SaaS offerings meet the reliability expectations of our customers and maintain the security of their data.

***Our increasing focus on the delivery of products in an appliance form factor creates new business and financial risks.***

Since fiscal 2012, shipments of products to customers in an appliance form factor have represented an increasingly larger part of our revenues, and we expect this trend to continue. The delivery of solutions in the form of appliances creates new business and financial risks, including the following:

- increased cost of components and contract manufacturing, as we do not own our manufacturing facilities;
- supply chain issues, including financial problems of contract manufacturers or component suppliers;
- a shortage of adequate component supply or manufacturing capacity that increases our costs and/or causes a delay in order fulfillment;
- excess inventory levels, which could lead to write-downs or obsolescence charges;
- additional reserves for product returns;
- challenges in managing our channel business;
- tax and trade compliance complications; and
- local field support of customers' appliances.

We cannot assure you that we will continue to have success in our appliance business.

***We have begun investing in a plan to better meet customer needs through internal innovation and driving faster organic growth, with a particular focus on key areas that combine our existing products and services into new solutions that are designed to meet multiple customer needs with integrated higher value offerings, and if the return on these investments is lower or develops more slowly than we expect, our operating results may be harmed.***

Pursuant to our recently announced restructuring plan, we have been reallocating talent within our organization and are dedicating spending and resources to focus on certain key areas, such as mobile workforce productivity, Norton protection, Norton cloud, information security services, identity/content-aware security gateway, data center security, business continuity, integrated backup, cloud-based information management and object storage platform. We expect research and development expenses to increase through fiscal 2017 as we invest to drive organic innovation for our customers. While we will seek to have the right level of investment and the right level of resources focused on our biggest growth opportunities, the return on these investments may be lower, or may develop more slowly, than we expect. If we do not achieve the benefits anticipated from these investments (including if our selection of areas for investment does not play out as we expect), or if the achievement of these benefits is delayed, our operating results may be adversely affected.

***Over the long term we intend to invest in engineering, sales, service, marketing and manufacturing activities, and these investments may achieve delayed, or lower than expected, benefits which could harm our operating results.***

While we intend to focus on managing our costs and expenses, over the long term, we also intend to invest in research and development activities as we focus on organic growth through internal innovation. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our operating results may be adversely affected.

***Defects or disruptions in our SaaS offerings could reduce demand for our services and subject us to substantial liability.***

Our SaaS offerings may contain errors or defects that users identify after they begin using them that could result in unanticipated service interruptions, which could harm our reputation and our business. Since our customers use our SaaS offerings for mission-critical protection from threats to electronic information, endpoint devices, and computer networks, any errors, defects, disruptions in service or other performance problems with our SaaS offerings could significantly harm our reputation and may damage our customers' businesses. If that occurs, customers could elect not to renew, or delay or withhold payment to us, we could lose future sales or customers may make warranty or other claims against us, which could result in an increase in our provision for doubtful accounts, an increase in collection cycles for accounts receivable or the expense and risk of litigation.

***Risks related to the provision of our SaaS offerings could impair our ability to deliver our services and could expose us to liability, damage our brand and reputation or otherwise negatively impact our business.***

We currently serve our SaaS-based customers from hosting facilities located across the globe. Damage to, or failure of, any significant element of these hosting facilities could result in interruptions in our service, which could harm our customers and expose us to liability. Interruptions or failures in our service delivery could cause customers to terminate their subscriptions with us, could adversely affect our renewal rates, and could harm our ability to attract new customers. Our business would also be harmed if our customers believe that our SaaS offerings are unreliable. As we continue to offer more of our software products in a SaaS-based delivery model, all of these risks could be exacerbated.

Our SaaS offerings also involve the storage and transmission of large amounts of our customers' proprietary information, including sensitive and personally identifiable information. Breaches of our security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or sensitive or confidential data about us or our customers, including the potential loss or disclosure of such information or data as a result of fraud or other forms of deception, could expose us, our customers or the individuals affected to a risk of loss or misuse of this information, result in litigation and potential liability for us, damage our brand and reputation or otherwise negatively impact our business. Despite our precautions and significant ongoing investments to protect against such breaches, our security measures could be breached at any time and could result in unauthorized third parties obtaining access to our, or our customers' data. Any actual or perceived security vulnerabilities in our SaaS offerings could reduce sales, and constrain consumer and business customer adoption of our SaaS offering. In addition, the cost and operational consequences of implementing further security measures could be significant.

***If we fail to manage our sales and distribution channels effectively or if our partners choose not to market and sell our products to their customers, our operating results could be adversely affected.***

We sell our products to customers around the world through multi-tiered sales and distribution networks. Sales through these different channels involve distinct risks, including the following:

*Direct Sales.* A significant portion of our revenues from enterprise products is derived from sales by our direct sales force to end-users. Special risks associated with direct sales include:

- Longer sales cycles associated with direct sales efforts
- Difficulty in hiring, retaining, and motivating our direct sales force
- Substantial amounts of training for sales representatives to become productive in selling our products and services, including regular updates to cover new and revised products, and associated delays and difficulties in recognizing the expected benefits of investments in new products and updates.

During the fourth quarter of fiscal 2013, we announced a plan to refocus our direct field sales representatives on generating new business, and to create, over time, a dedicated renewals team. Transitions of this kind can be disruptive to the sales organization and could exacerbate the risks noted above.

*Indirect Sales Channels.* A significant portion of our revenues is derived from sales through indirect channels, including distributors that sell our products to end-users and other resellers. This channel involves a number of risks, including:

- Our lack of control over the timing of delivery of our products to end-users
- Our resellers and distributors are generally not subject to minimum sales requirements or any obligation to market our products to their customers
- Our reseller and distributor agreements are generally nonexclusive and may be terminated at any time without cause
- Our resellers and distributors frequently market and distribute competing products and may, from time to time, place greater emphasis on the sale of these products due to pricing, promotions, and other terms offered by our competitors
- Recent consolidation of electronics retailers has increased their negotiating power with respect to hardware and software providers

*OEM Sales Channels.* A portion of our revenues is derived from sales through our OEM partners that incorporate our products into, or bundle our products with, their products. Our reliance on this sales channel involves many risks, including:

- Our lack of control over the volume of systems shipped and the timing of such shipments

- Our OEM partners are generally not subject to minimum sales requirements or any obligation to market our products to their customers
- Our OEM partners may terminate or renegotiate their arrangements with us and new terms may be less favorable due to competitive conditions in our markets and other factors
- Sales through our OEM partners are subject to changes in general economic conditions, strategic direction, competitive risks, and other issues that could result in a reduction of OEM sales
- The development work that we must generally undertake under our agreements with our OEM partners may require us to invest significant resources and incur significant costs with little or no assurance of ever receiving associated revenues
- The time and expense required for the sales and marketing organizations of our OEM partners to become familiar with our products may make it more difficult to introduce those products to the market
- Our OEM partners may develop, market, and distribute their own products and market and distribute products of our competitors, which could reduce our sales

If we fail to manage our sales and distribution channels successfully, these channels may conflict with one another or otherwise fail to perform as we anticipate, which could reduce our sales and increase our expenses as well as weaken our competitive position. Some of our distribution partners have experienced financial difficulties in the past, and if our partners suffer financial difficulties in the future because of general economic conditions or for other reasons, these partners may delay paying their obligations to us and we may have reduced sales or increased bad debt expense that could adversely affect our operating results. In addition, reliance on multiple channels subjects us to events that could cause unpredictability in demand, which could increase the risk that we may be unable to plan effectively for the future, and could result in adverse operating results in future periods.

***Changes in industry structure and market conditions could lead to charges related to discontinuances of certain of our products or businesses and asset impairments.***

In response to changes in industry and market conditions, we may be required to strategically reallocate our resources and consider restructuring, disposing of, or otherwise exiting businesses. Any decision to limit investment in or dispose of or otherwise exit businesses may result in the recording of special charges, such as inventory and technology-related write-offs, workforce reduction costs, charges relating to consolidation of excess facilities, or claims from third parties who were resellers or users of discontinued products. Our estimates with respect to the useful life or ultimate recoverability of our carrying basis of assets, including purchased intangible assets, could change as a result of such assessments and decisions. Although in certain instances, our supply agreements allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed, our loss contingencies may include liabilities for contracts that we cannot cancel, reschedule or adjust with contract manufacturers and suppliers. Further, our estimates relating to the liabilities for excess facilities are affected by changes in real estate market conditions. Additionally, we are required to evaluate goodwill impairment on an annual basis and between annual evaluations in certain circumstances, and future goodwill impairment evaluations may result in a charge to earnings.

In the fourth quarter of fiscal 2013 we announced a new strategy designed to drive organic growth, simplify our operating model and concentrate our focus on selected key areas. We expect this plan to involve significant transitions as we, among other things, eliminate duplicative organization and operating structures. We will incur significant restructuring charges as we implement these activities. The changes to our business model may be disruptive, and the revised model that we adopt may not be more efficient or effective than the aspects of our business model that are being revised. Our restructuring activities, including any related charges and related headcount reduction, could have a material adverse effect on our business, operating results, and financial condition.

***We are currently planning and designing information systems enhancements, and problems with the design or implementation of these enhancements could interfere with our business and operations.***

We are currently in the process of significantly enhancing our information systems, including planning and designing a new enterprise resource planning system. The implementation of significant enhancements to information systems is frequently disruptive to the underlying business of an enterprise, which may especially be the case for us due to the size and complexity of our businesses. Any disruptions relating to our systems enhancements, particularly any disruptions impacting our operations during the design or implementation periods, could adversely affect our ability to process customer orders, ship products, provide services and support to our customers, bill and track our customers, fulfill contractual obligations, and otherwise run our business. Even if we do not encounter these adverse effects, the planning, designing and implementation may be much more costly than we anticipated. If we are unable to successfully plan, design or implement the information systems enhancements as planned, our financial position, results of operations, and cash flows could be negatively impacted.

***We have grown, and may continue to grow, through acquisitions, which gives rise to risks and challenges that could adversely affect our future financial results.***

We have in the past acquired, and we expect to acquire in the future, other businesses, business units, and technologies. Acquisitions can involve a number of special risks and challenges, including:

- Complexity, time, and costs associated with the integration of acquired business operations, workforce, products, and technologies
- Diversion of management time and attention
- Loss or termination of employees, including costs associated with the termination or replacement of those employees
- Assumption of liabilities of the acquired business, including litigation related to the acquired business
- The addition of acquisition-related debt as well as increased expenses and working capital requirements
- Dilution of stock ownership of existing stockholders
- Substantial accounting charges for restructuring and related expenses, write-off of in-process research and development, impairment of goodwill, amortization of intangible assets, and stock-based compensation expense

If integration of our acquired businesses is not successful, we may not realize the potential benefits of an acquisition or suffer other adverse effects. To integrate acquired businesses, we must implement our technology systems in the acquired operations and integrate and manage the personnel of the acquired operations. We also must effectively integrate the different cultures of acquired business organizations into our own in a way that aligns various interests, and may need to enter new markets in which we have no or limited experience and where competitors in such markets have stronger market positions.

Any of the foregoing, and other factors, could harm our ability to achieve anticipated levels of profitability from our acquired businesses or to realize other anticipated benefits of acquisitions.

***Our financial condition and results of operations could be adversely affected if we do not effectively manage our liabilities.***

As a result of the sale of our 1.00% convertible senior notes ("1.00% notes") in June 2006, 2.75% senior notes ("2.75% notes due 2015") and 4.20% senior notes ("4.20% notes") in September 2010, and 2.75% senior notes ("2.75 notes due 2017") and 3.95% senior notes ("3.95 notes") in June 2012, we have notes outstanding in an aggregate principal amount of $3.1 billion that mature at specific dates in calendar years 2013, 2015, 2017,

2020, and 2022. In addition, we have entered into a credit facility with a borrowing capacity of $1 billion. From time to time in the future, we may also incur indebtedness in addition to the amount available under our credit facility. The maintenance of our debt levels could adversely affect our flexibility to take advantage of certain corporate opportunities and could adversely affect our financial condition and results of operations. We may be required to use all or a substantial portion of our cash balance to repay these notes on maturity unless we can obtain new financing.

***Adverse global economic events may harm our business, operating results and financial condition.***

Adverse macroeconomic conditions could negatively affect our business, operating results or financial condition under a number of different scenarios. During challenging economic times and periods of high unemployment, current or potential customers may delay or forgo decisions to license new products or additional instances of existing products, upgrade their existing hardware or operating environments (which upgrades are often a catalyst for new purchases of our software), or purchase services. Customers may also have difficulties in obtaining the requisite third-party financing to complete the purchase of our products and services. An adverse macroeconomic environment could also subject us to increased credit risk should customers be unable to pay us, or delay paying us, for previously purchased products and services. Accordingly, reserves for doubtful accounts and write-offs of accounts receivable may increase. In addition, weakness in the market for end users of our products could harm the cash flow of our distributors and resellers who could then delay paying their obligations to us or experience other financial difficulties. This would further increase our credit risk exposure and, potentially, cause delays in our recognition of revenue on sales to these customers.

In addition, the onset or continuation of adverse economic conditions may make it more difficult either to utilize our existing debt capacity or otherwise obtain financing for our operations, investing activities (including potential acquisitions) or financing activities. Specific economic trends, such as declines in the demand for PCs, servers, and other computing devices, or softness in corporate information technology spending, could have an even more direct, and harmful, impact on our business.

***Our international operations involve risks that could increase our expenses, adversely affect our operating results, and require increased time and attention of our management.***

We derive a substantial portion of our revenues from customers located outside of the U.S. and we have significant operations outside of the U.S., including engineering, sales, customer support, and production. We plan to expand our international operations, but such expansion is contingent upon our identification of growth opportunities. Our international operations are subject to risks in addition to those faced by our domestic operations, including:

- Potential loss of proprietary information due to misappropriation or laws that may be less protective of our intellectual property rights than U.S. laws or that may not be adequately enforced
- Requirements of foreign laws and other governmental controls, including trade and labor restrictions and related laws that reduce the flexibility of our business operations
- Regulations or restrictions on the use, import, or export of encryption technologies that could delay or prevent the acceptance and use of encryption products and public networks for secure communications
- Local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by the Foreign Corrupt Practices Act and other anti-corruption laws and regulations
- Central bank and other restrictions on our ability to repatriate cash from our international subsidiaries or to exchange cash in international subsidiaries into cash available for use in the U.S.
- Fluctuations in currency exchange rates, economic instability and inflationary conditions could reduce our customers' ability to obtain financing for software products or that could make our products more expensive or could increase our costs of doing business in certain countries

- Limitations on future growth or inability to maintain current levels of revenues from international sales if we do not invest sufficiently in our international operations
- Longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable
- Difficulties in staffing, managing, and operating our international operations, including difficulties related to administering our stock plans in some foreign countries
- Difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations
- Seasonal reductions in business activity in the summer months in Europe and in other periods in other countries
- Costs and delays associated with developing software and providing support in multiple languages
- Political unrest, war, or terrorism, or regional natural disasters, particularly in areas in which we have facilities

A significant portion of our transactions outside of the U.S. are denominated in foreign currencies. Accordingly, our revenues and expenses will continue to be subject to fluctuations in foreign currency rates. We expect to be affected by fluctuations in foreign currency rates in the future, especially if international sales continue to grow as a percentage of our total sales or our operations outside the United States continue to increase.

The level of corporate tax from sales to our non-U.S. customers is generally less than the level of tax from sales to our U.S. customers. This benefit is contingent upon existing tax regulations in the U.S. and in the countries in which our international operations are located. Future changes in domestic or international tax regulations could adversely affect our ability to continue to realize these tax benefits.

***Our products are complex and operate in a wide variety of environments, systems, applications and configurations, which could result in errors or product failures.***

Because we offer very complex products, undetected errors, failures, or bugs may occur, especially when products are first introduced or when new versions are released. Our products are often installed and used in large-scale computing environments with different operating systems, system management software, and equipment and networking configurations, which may cause errors or failures in our products or may expose undetected errors, failures, or bugs in our products. Our customers' computing environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. In addition, despite testing by us and others, errors, failures, or bugs may not be found in new products or releases until after commencement of commercial shipments. In the past, we have discovered software errors, failures, and bugs in certain of our product offerings after their introduction and, in some cases, have experienced delayed or lost revenues as a result of these errors.

Errors, failures, or bugs in products released by us could result in negative publicity, damage to our brand, product returns, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers or others. Many of our end-user customers use our products in applications that are critical to their businesses and may have a greater sensitivity to defects in our products than to defects in other, less critical, software products. In addition, if an actual or perceived breach of information integrity or availability occurs in one of our end-user customer's systems, regardless of whether the breach is attributable to our products, the market perception of the effectiveness of our products could be harmed. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions, delays, or cessation of our product licensing, which could cause us to lose existing or potential customers and could adversely affect our operating results.

***If we do not protect our proprietary information and prevent third parties from making unauthorized use of our products and technology, our financial results could be harmed.***

Most of our software and underlying technology is proprietary. We seek to protect our proprietary rights through a combination of confidentiality agreements and procedures and through copyright, patent, trademark, and trade secret laws. However, all of these measures afford only limited protection and may be challenged, invalidated, or circumvented by third parties. Third parties may copy all or portions of our products or otherwise obtain, use, distribute, and sell our proprietary information without authorization.

Third parties may also develop similar or superior technology independently by designing around our patents. Our shrink-wrap license agreements are not signed by licensees and therefore may be unenforceable under the laws of some jurisdictions. Furthermore, the laws of some foreign countries do not offer the same level of protection of our proprietary rights as the laws of the U.S., and we may be subject to unauthorized use of our products in those countries. The unauthorized copying or use of our products or proprietary information could result in reduced sales of our products. Any legal action to protect proprietary information that we may bring or be engaged in with a strategic partner or vendor could adversely affect our ability to access software, operating system, and hardware platforms of such partner or vendor, or cause such partner or vendor to choose not to offer our products to their customers. In addition, any legal action to protect proprietary information that we may bring or be engaged in, alone or through our alliances with the Business Software Alliance ("BSA"), or the Software & Information Industry Association ("SIIA"), could be costly, may distract management from day-to-day operations, and may lead to additional claims against us, which could adversely affect our operating results.

In January 2012, we became aware of disclosure of the source code for 2006-era versions of certain of our Norton and pcAnywhere products, which we believe was the result of a theft of source code that occurred in 2006. Any unauthorized disclosure of a significant portion of our source code could result in the loss of future trade secret protection for that source code. This could make it easier for third parties to compete with our products by copying functionality, which could adversely affect our revenue, operating margins, results of operations and cash flows, as well as our reputation. Unauthorized disclosure of our source code also could increase the security risks described under "Our software products, SaaS Offerings and website may be subject to intentional disruption that could adversely impact our reputation and future sales" below.

***From time to time we are a party to class action and other lawsuits, which typically require significant management time and attention and result in significant legal expenses, and which could, if not determined favorably, negatively impact our business, financial condition, results of operations, and cash flows.***

We have been named as a party to class action lawsuits, and we may be named in additional litigation. The expense of defending such litigation may be costly and divert management's attention from the day-to-day operations of our business, which could adversely affect our business, results of operations, and cash flows. In addition, an unfavorable outcome in such litigation could result in significant monetary damages or injunctive relief that could negatively impact our ability to conduct our business, results of operations, and cash flows.

***Third parties claiming that we infringe their proprietary rights could cause us to incur significant legal expenses and prevent us from selling our products.***

From time to time, we receive claims that we have infringed the intellectual property rights of others, including claims regarding patents, copyrights, and trademarks. Because of constant technological change in the segments in which we compete, the extensive patent coverage of existing technologies, and the rapid rate of issuance of new patents, it is possible that the number of these claims may grow. In addition, former employers of our former, current, or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could result in costly litigation and distract management from day-to-day operations. If we are not successful in defending such claims, we could be required to stop selling, delay shipments of, or redesign our products, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our customers. We cannot assure you that any royalty or licensing arrangements that we may seek in such circumstances will be available to us on commercially reasonable terms or at all. We have made and expect to continue making significant expenditures to investigate, defend and settle claims related to the use of technology and intellectual property rights as part of our strategy to manage this risk.

In addition, we license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms or at all, and may expose us to additional liability. This liability, or our inability to use any of this third party software, could result in shipment delays or other disruptions in our business that could materially and adversely affect our operating results.

***Our software products, SaaS Offerings and website may be subject to intentional disruption that could adversely impact our reputation and future sales.***

Despite our precautions and significant ongoing investments to protect against security risks, data protection breaches, cyber-attacks and other intentional disruptions of our products and offerings, we expect to be an ongoing target of attacks specifically designed to impede the performance of our products and offerings and harm our reputation as a company. Similarly, experienced computer programmers may attempt to penetrate our network security or the security of our website and misappropriate proprietary information or cause interruptions of our services. Because the techniques used by such computer programmers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. The theft or unauthorized use or publication of our trade secrets and other confidential business information as a result of such an event could adversely affect our competitive position, reputation, brand and future sales of our products, and our customers may assert claims against us related to resulting losses of confidential or proprietary information. Our business could be subject to significant disruption, and we could suffer monetary and other losses and reputational harm, in the event of such incidents and claims.

***Fluctuations in our quarterly financial results have affected the price of our common stock in the past and could affect our stock price in the future.***

Our quarterly financial results have fluctuated in the past and are likely to vary significantly in the future due to a number of factors, many of which are outside of our control and which could adversely affect our operations and operating results. If our quarterly financial results or our predictions of future financial results fail to meet our expectations or the expectations of securities analysts and investors, our stock price could be negatively affected. Any volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions that involve issuances of our stock. Our operating results for prior periods may not be effective predictors of our future performance.

Factors associated with our industry, the operation of our business, and the markets for our products may cause our quarterly financial results to fluctuate, including:

- Reduced demand for any of our products
- Entry of new competition into our markets
- Competitive pricing pressure for one or more of our classes of products
- Our ability to timely complete the release of new or enhanced versions of our products
- How well we execute our strategy and operating plans and the impact of changes in our business model that could result in significant restructuring charges
- Fluctuations in foreign currency exchange rates
- The number, severity, and timing of threat outbreaks (e.g. worms and viruses)
- Our resellers making a substantial portion of their purchases near the end of each quarter
- Enterprise customers’ tendency to negotiate site licenses near the end of each quarter

- Cancellation, deferral, or limitation of orders by customers
- Changes in the mix or type of products sold, particularly as our business continues to evolve into new models such as SaaS and appliances
- Movements in interest rates
- The rate of adoption of new product technologies and new releases of operating systems
- Weakness or uncertainty in general economic or industry conditions in any of the multiple markets in which we operate that could reduce customer demand and ability to pay for our products and services
- Political and military instability, which could slow spending within our target markets, delay sales cycles, and otherwise adversely affect our ability to generate revenues and operate effectively
- Budgetary constraints of customers, which are influenced by corporate earnings and government budget cycles and spending objectives
- Disruptions in our business operations or target markets caused by, among other things, earthquakes, floods, or other natural disasters affecting our headquarters located in Silicon Valley, California, an area known for seismic activity, or our other locations worldwide
- Acts of war or terrorism
- Intentional disruptions by third parties
- Health or similar issues, such as a pandemic

Any of the foregoing factors could cause the trading price of our common stock to fluctuate significantly.

***Some of our products contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.***

Certain of our products are distributed with software licensed by its authors or other third parties under so-called "open source" licenses, which may include, by way of example, the GNU General Public License ("GPL"), GNU Lesser General Public License ("LGPL"), the Mozilla Public License, the BSD License, and the Apache License. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software if we combine our proprietary software with open source software in a certain manner. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source, but we cannot be sure that all open source is submitted for approval prior to use in our products. In addition, many of the risks associated with usage of open source cannot be eliminated, and could, if not properly addressed, negatively affect our business.

***If we are unable to adequately address increased customer demands on our technical support services, our relationships with our customers and our financial results may be adversely affected.***

We offer technical support services with many of our products. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors or successfully integrate support for our customers. Further customer demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results.

We have outsourced a substantial portion of our worldwide consumer support functions to third party service providers. If these companies experience financial difficulties, do not maintain sufficiently skilled workers and resources to satisfy our contracts, or otherwise fail to perform at a sufficient level under these contracts, the level of support services to our customers may be significantly disrupted, which could materially harm our relationships with these customers.

***Accounting charges may cause fluctuations in our quarterly financial results.***

Our financial results have been in the past, and may continue to be in the future, materially affected by non-cash and other accounting charges, including:

- Amortization of intangible assets
- Impairment of goodwill and other long-lived assets
- Stock-based compensation expense
- Restructuring charges
- Loss on sale of a business and similar write-downs of assets held for sale

For example, during fiscal 2009, we recorded a non-cash goodwill impairment charge of $7.4 billion, resulting in a significant net loss for the year. Goodwill is evaluated annually for impairment in the fourth quarter of each fiscal year or more frequently if events and circumstances warrant as we determined they did in the third quarter of fiscal 2009, and our evaluation depends to a large degree on estimates and assumptions made by our management. Our assessment of any impairment of goodwill is based on a comparison of the fair value of each of our reporting units to the carrying value of that reporting unit. Our determination of fair value relies on management's assumptions of our future revenues, operating costs, and other relevant factors. If management's estimates of future operating results change, or if there are changes to other key assumptions such as the discount rate applied to future operating results, the estimate of the fair value of our reporting units could change significantly, which could result in a goodwill impairment charge. In addition, we evaluate our other long-lived assets, including intangible assets whenever events or circumstances occur which indicate that the value of these assets might be impaired. If we determine that impairment has occurred, we could incur an impairment charge against the value of these assets.

The foregoing types of accounting charges may also be incurred in connection with or as a result of other business acquisitions. The price of our common stock could decline to the extent that our financial results are materially affected by the foregoing accounting charges.

***We sell products to the U.S. government under contracts that include special compliance obligations and subject us to audits and reviews by various agencies of the U.S. government. Any failure to meet these obligations, or an adverse outcome in an audit or investigation, could result in civil damages and/or penalties being assessed against us by the government.***

We have sold products through our U.S. General Services Administration Multiple Award Schedule Contract No. GS-35F-0240T effective January 24, 2007 (the "GSA Schedule contract"). Our GSA Schedule contract contains provisions that require us to provide customers purchasing through that contract with negotiated favorable pricing as compared to certain non-federal customers, and requires us to monitor aspects of our commercial sales practices to ensure compliance with that pricing obligation. In the ordinary course of business, sales under our GSA Schedule contract may be subject to audit and/or investigation by the U.S. government. Noncompliance with the provisions of the contract identified as a result of such reviews (as well as noncompliance identified on our own) could subject us to damages and other penalties, which would adversely affect our operating results and financial condition.

On June 4, 2012, we were advised by the Commercial Litigation Branch of the Department of Justice's Civil Division and the Civil Division of the U.S. Attorney's Office for the District of Columbia that the government is investigating our compliance with certain provisions of our GSA Schedule contract, including provisions relating to pricing, country of origin, accessibility, and the disclosure of commercial sales practices. The Department of Justice has requested that we preserve, among other things, all records relating to GSA Schedule contracting activity. As reported on the GSA's publicly-available database, our total sales under the GSA Schedule contract were approximately $210 million from the period beginning January 2007 and ending December 2011.

We are cooperating with the investigation and we are unable, at this time, to predict the likely outcome. It is possible that the investigation could lead to claims or findings of violations of the False Claims Act in connection with our GSA contracting activity. Violations of the False Claims Act could result in the imposition of damages, including up to treble damages, plus civil penalties in some cases. To the extent the investigation leads to any such claims or findings, the cost to resolve this matter would adversely affect our operating results and financial condition. Any negative publicity related to our government customer contracts or any proceedings surrounding them, regardless of the outcome of this matter, may also damage our business by affecting our ability to compete for new contracts.

***If we are unable to attract and retain qualified employees, lose key personnel, fail to integrate replacement personnel successfully, or fail to manage our employee base effectively, we may be unable to develop new and enhanced products and services, effectively manage or expand our business, or increase our revenues.***

Our future success depends upon our ability to recruit and retain key management, technical, sales, marketing, finance, and other personnel. Our officers and other key personnel are employees-at-will, and we cannot assure you that we will be able to retain them. Competition for people with the specific skills that we require is significant. In order to attract and retain personnel in a competitive marketplace, we believe that we must provide a competitive compensation package, including cash and equity-based compensation. The volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees. In addition, we may be unable to obtain required stockholder approvals of future increases in the number of shares available for issuance under our equity compensation plans, and accounting rules require us to treat the issuance of equity-based compensation as compensation expense. As a result, we may decide to issue fewer equity-based incentives and may be impaired in our efforts to attract and retain necessary personnel. If we are unable to hire and retain qualified employees, or conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our business and operating results could be adversely affected.

From time to time, key personnel leave our company. While we strive to reduce the negative impact of such changes, the loss of any key employee could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of company initiatives, the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, and the results of our operations. In addition, hiring, training, and successfully integrating replacement sales and other personnel could be time consuming, may cause additional disruptions to our operations, and may be unsuccessful, which could negatively impact future revenues.

***Our effective tax rate may increase, which could increase our income tax expense and reduce (increase) our net income (loss).***

Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

- Changes in the relative proportions of revenues and income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates
- Changing tax laws, regulations, and interpretations in multiple jurisdictions in which we operate as well as the requirements of certain tax rulings

- The tax effects of purchase accounting for acquisitions and restructuring charges that may cause fluctuations between reporting periods
- Tax assessments, or any related tax interest or penalties that could significantly affect our income tax expense for the period in which the settlements take place

The price of our common stock could decline if our financial results are materially affected by an adverse change in our effective tax rate.

We report our results of operations based on our determination of the aggregate amount of taxes owed in the tax jurisdictions in which we operate. From time to time, we receive notices that a tax authority in a particular jurisdiction has determined that we owe a greater amount of tax than we have reported to such authority. We are regularly engaged in discussions and sometimes disputes with these tax authorities. We are engaged in disputes of this nature at this time. If the ultimate determination of our taxes owed in any of these jurisdictions is for an amount in excess of the tax provision we have recorded or reserved for, our operating results, cash flows, and financial condition could be adversely affected.

***Our stock price may be volatile in the future, and you could lose the value of your investment.***

The market price of our common stock has experienced significant fluctuations in the past and may continue to fluctuate in the future, and as a result you could lose the value of your investment. The market price of our common stock may be affected by a number of factors, including:

- Announcements of quarterly operating results and revenue and earnings forecasts by us that fail to meet or be consistent with our earlier projections or the expectations of our investors or securities analysts
- Announcements by either our competitors or customers that fail to meet or be consistent with their earlier projections or the expectations of our investors or securities analysts
- Rumors, announcements, or press articles regarding our or our competitors' operations, management, organization, financial condition, or financial statements
- Changes in revenue and earnings estimates by us, our investors, or securities analysts
- Accounting charges, including charges relating to the impairment of goodwill
- Announcements of planned acquisitions or dispositions by us or by our competitors
- Announcements of new or planned products by us, our competitors, or our customers
- Gain or loss of a significant customer, partner, reseller or distributor
- Inquiries by the SEC, NASDAQ, law enforcement, or other regulatory bodies
- Acts of terrorism, the threat of war, and other crises or emergency situations
- Economic slowdowns or the perception of an oncoming economic slowdown in any of the major markets in which we operate

The stock market in general, and the market prices of stocks of technology companies in particular, have experienced extreme price volatility that has adversely affected, and may continue to adversely affect, the market price of our common stock for reasons unrelated to our business or operating results.

**Item 1B.** ***Unresolved Staff Comments***

There are currently no unresolved issues with respect to any Commission staff's written comments that were received at least 180 days before the end of our fiscal year to which this report relates and that relate to our periodic or current reports under the Exchange Act.

## Item 2. *Properties*

Our properties consist primarily of owned and leased office facilities for sales, research and development, administrative, customer service, and technical support personnel. Our corporate headquarters is located in Mountain View, California where we occupy facilities totaling approximately 1,009,000 square feet, of which 724,000 square feet is owned and 285,000 square feet is leased. We also lease an additional 89,000 square feet in the San Francisco Bay Area. Our leased facilities are occupied under leases that expire on various dates beyond fiscal 2018. The following table presents the approximate square footage of our facilities as of March 29, 2013:

| Location | Approximate Total Square Footage[1] Owned | Leased |
|---|---|---|
| | (In thousands) | |
| Americas | 1,750 | 1,064 |
| Europe, Middle East, and Africa | 285 | 620 |
| Asia Pacific/Japan | 100 | 1,853 |
| Latin America | — | 51 |
| Total | 2,135 | 3,588 |

(1) Included in the total square footage above are vacant, available-for-lease properties totaling approximately 303,000 square feet. Total square footage excludes approximately 102,000 square feet relating to facilities subleased to third parties.

We believe that our existing facilities are adequate for our current needs and that the productive capacity of our facilities is substantially utilized.

## Item 3. *Legal Proceedings*

Information with respect to this item may be found under the heading "Commitments and Contingencies" in Note 8 of the Notes to Consolidated Financial Statements in this annual report which information is incorporated into this Item 3 by reference.

## Item 4. *Mine Safety Disclosures*

Not applicable.

# PART II

## Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

### Price Range of Common Stock

Our common stock is traded on the NASDAQ Global Select Market under the symbol "SYMC." The high and low sales prices set forth below are as reported on the NASDAQ Global Select Market during each quarter of the two most recent years.

| | Fiscal 2013 | | | | Fiscal 2012 | | | |
|---|---|---|---|---|---|---|---|---|
| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter | Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
| High | $24.73 | $19.09 | $19.20 | $18.80 | $18.74 | $18.88 | $20.00 | $20.50 |
| Low | $18.82 | $17.33 | $13.18 | $13.89 | $15.55 | $14.94 | $15.39 | $17.97 |

### Stockholders

As of March 29, 2013, there were 2,218 stockholders of record.

### Dividends

As of March 29, 2013, Symantec had never declared or paid any cash dividends on its capital stock. We intend to pay a quarterly cash dividend beginning in fiscal 2014. On May 2, 2013, our board of directors approved a quarterly dividend of $0.15 per share of common stock to be paid on June 27, 2013 to all stockholders of record as of the close of business on June 19, 2013. Any future dividends will be subject to the approval of our board of directors. The dividend policy, future declarations of dividends, and payment dates will be subject to the board of directors' continuing determination that the policy and the declaration of dividends thereunder are in the best interest of our stockholders and are in compliance with applicable law. The board of directors retains the power to modify, suspend, or cancel our dividend policy in any manner and at any time that it may deem necessary or appropriate in the future.

### Repurchases of our equity securities

Stock repurchases during the three months ended March 29, 2013 were as follows:

| | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased Under Publicly Announced Plans or Programs | Maximum Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| | (In millions, except per share data) | | | |
| December 29, 2012 to January 25, 2013 | 5 | $20.15 | 5 | $1,192 |
| January 26, 2013 to February 22, 2013 | 2 | $21.98 | 2 | $1,158 |
| February 23, 2013 to March 29, 2013 | — | $ — | — | $1,158 |
| Total | 7 | $20.61 | 7 | |

We have had stock repurchase programs in the past and have repurchased shares on a quarterly basis since the fourth quarter of fiscal 2004. In the fourth quarter of fiscal 2013, our board of directors authorized a new $1.0 billion stock repurchase program to commence in fiscal 2014. Including our previously approved stock repurchase program, $1.2 billion remain authorized for future repurchases as of March 29, 2013. Both programs do not have an expiration date.

### Stock performance graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Symantec under the Securities Act or the Exchange Act.

The graph below compares the cumulative total stockholder return on our common stock with the cumulative total return on the S&P 500 Composite Index and the S&P Information Technology Index for the five years ended March 29, 2013 (assuming the investment of $100 in our common stock and in each of the other indices on the last day of trading for the fiscal 2008, and the reinvestment of all dividends, although no dividends have been declared on our common stock). The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of our common stock.

**COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN**
**Among Symantec Corporation, The S&P 500 Index**
**And The S&P Information Technology Index**


Symantec Corporation
S&P 500
S&P Information Technology
DOLLARS
150
125
100
75
50
2008
2009
2010
2011
2012
2013

| Fiscal Year | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|
| **Symantec Corporation** | 100.00 | 96.49 | 99.70 | 109.75 | 111.18 | 146.73 |
| **S&P 500** | 100.00 | 65.77 | 93.95 | 108.38 | 117.05 | 133.40 |
| **S&P Information Technology** | 100.00 | 75.28 | 111.35 | 124.36 | 149.62 | 147.94 |

## Item 6. *Selected Financial Data*

The following selected consolidated financial data is derived from our Consolidated Financial Statements. This data should be read in conjunction with our Consolidated Financial Statements and related notes included in this annual report and with Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations.* Historical results may not be indicative of future results.

**Five-Year Summary**

| | Fiscal [a] | | | | |
|---|---|---|---|---|---|
| | **2013** | **2012** | **2011** | **2010** | **2009** |
| | (In millions, except per share data) | | | | |
| Consolidated Statements of Income Data: | | | | | |
| Net revenue | $ 6,906 | $ 6,730 | $ 6,190 | $ 5,985 | $ 6,150 |
| Operating income (loss)[b] | 1,123 | 1,079 | 880 | 933 | (6,470) |
| Net income (loss) attributable to Symantec Corporation stockholders[b][c] | $ 765 | $ 1,172 | $ 597 | $ 714 | $(6,786) |
| Net income (loss) per share attributable to Symantec Corporation stockholders — basic[b][c] | $ 1.09 | $ 1.58 | $ 0.77 | $ 0.88 | $ (8.17) |
| Net income (loss) per share attributable to Symantec Corporation stockholders — diluted[b][c] | $ 1.08 | $ 1.57 | $ 0.76 | $ 0.87 | $ (8.17) |
| Weighted-average shares outstanding attributable to Symantec Corporation stockholders — basic | 701 | 741 | 778 | 810 | 831 |
| Weighted-average shares outstanding attributable to Symantec Corporation stockholders — diluted | 711 | 748 | 786 | 819 | 831 |
| Consolidated Balance Sheet Data: | | | | | |
| Cash and cash equivalents | $ 4,685 | $ 3,162 | $ 2,950 | $ 3,029 | $ 1,793 |
| Total assets[b] | 14,379 | 13,020 | 12,719 | 11,232 | 10,638 |
| Deferred revenue | 3,496 | 3,444 | 3,321 | 2,835 | 2,644 |
| Current portion of long-term debt[d] | 997 | — | 596 | — | — |
| Long-term debt[d][e] | 2,094 | 2,039 | 1,987 | 1,871 | 1,766 |
| Long-term deferred revenue | 521 | 529 | 498 | 371 | 419 |
| Symantec Corporation stockholders' equity[b] | $ 5,421 | $ 5,094 | $ 4,528 | $ 4,548 | $ 4,147 |
| Noncontrolling interest in subsidiary | — | 78 | 77 | — | — |
| Total stockholders' equity[b] | $ 5,421 | $ 5,172 | $ 4,605 | $ 4,548 | $ 4,147 |

(a) We have a 52/53-week fiscal year. Fiscal 2013, 2012, 2011, and 2010 were each comprised of 52 weeks of operations. Fiscal 2009 was comprised of 53 weeks of operations.

(b) During fiscal 2009, we recorded a non-cash goodwill impairment charge of $7.4 billion.

(c) In fiscal 2008, we formed a joint venture with a subsidiary of Huawei Technologies Co., Limited ("Huawei"). In fiscal 2012, we sold our 49% ownership interest in the joint venture to Huawei for $530 million in cash. The gain of $530 million, offset by costs to sell the joint venture of $4 million, was included in Gain from sale of joint venture in our fiscal 2012 Consolidated Statements of Income.

(d) In fiscal 2007, we issued $1.1 billion principal amount of 0.75% convertible senior notes ("0.75% notes") and $1.0 billion principal amount of 1.00% convertible senior notes ("1.00% notes"). In fiscal 2011, we repurchased $500 million aggregate principal amount of our 0.75% notes. In fiscal 2012, the remaining balance of our 0.75% notes matured and we settled with the holders with a cash payment of $600 million.

(e) In fiscal 2011, we issued $350 million in principal amount of 2.75% senior notes due September 2015 ("2.75% notes due 2015") and $750 million in principal amount of 4.20% senior notes due September 2020 ("4.20% notes"). In fiscal 2013, we issued $600 million in principal amount of 2.75% senior notes due June 2017 ("2.75% notes due 2017") and $400 million in principal amount of 3.95% senior notes due June 2022 ("3.95% notes").

## Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

## OVERVIEW

### Our business

Symantec is a global leader in security, backup and availability solutions. Our innovative products and services protect people and information in any digital environment – from the smallest mobile device, to the enterprise data center, to cloud-based systems. Our software and services protect against advanced threats independent of the device and environment in which information is used or stored.

### Fiscal calendar

We have a 52/53-week fiscal year ending on the Friday closest to March 31. Unless otherwise stated, references to years in this report relate to fiscal year and periods ended March 29, 2013, March 30, 2012 and April 1, 2011. Fiscal 2013, 2012, and 2011 each consisted of 52 weeks. Our 2014 fiscal year will consist of 52 weeks and will end on March 28, 2014.

### Strategy

We are in the midst of a transformation. New types of solutions and new market opportunities are emerging as customers look to us to innovate across a digital landscape that has expanded enormously for both consumers and businesses. As we think about our markets today, it is very clear that the industry needs a new model for protection. We are transitioning from being device-centric, which meant protecting endpoints and the data center, to having the broader focus of protecting and managing digital information. Individuals, businesses, and other organizations use new ways to access their digital information, creating new opportunities for us to develop products and services which address mobile devices, web services, web platforms, and the emerging software defined data center and network. Our strategy is to establish leadership in this evolving information-centric world by identifying and delivering solutions that solve large unmet or underserved customer needs, while building competitive advantage and creating sustainable financial performance.

To successfully implement our strategy we are focusing on three areas: developing innovative products and services, changing our Go-To-Market ("GTM") strategy, and simplifying our organization. For information regarding risks associated with our international operations, see Item 1, *Business.*

*Financial Implications of New Strategy*

Fiscal 2014 will include significant transitions as we seek to improve our growth capabilities, develop our dedicated renewals team, refocus our direct field sales representatives on new business, eliminate duplicative organization and operating structures, and right size the company. Our income and cash flows are expected to be impacted by severance charges and capital expenditures as we invest in our people, processes, and technology to execute our organic growth strategy in the next fiscal year.

### Our operating segments

Our operating segments are significant strategic business units that offer different products and services, distinguished by customer needs. Since the fourth quarter of fiscal 2008, we have operated in five operating segments: Consumer, Security and Compliance, Storage and Server Management, Services, and Other. As a result of the new strategy, we will analyze our operations and organization structure, and modify our segment reporting structure as necessary.

**Financial results and trends**

Revenue increased by $176 million for fiscal 2013 as compared to fiscal 2012, primarily driven by growth in our Security and Compliance and Storage and Server Management segments. Our revenue grew both domestically and internationally in fiscal 2013 as compared to fiscal 2012. For fiscal 2013, we experienced the highest growth in revenue, on a percentage basis, in the Asia Pacific and Japan region followed by the Americas. The EMEA region remained flat despite macroeconomic challenges in the European economy. Fluctuations in the U.S. dollar compared to foreign currencies unfavorably impacted our international revenue by $141 million for fiscal 2013 as compared to fiscal 2012.

Cost of revenue increased by $93 million for fiscal 2013 as compared to fiscal 2012, primarily due to our initiative to improve customer support resulting in higher technical support costs, the increasing costs associated with major OEM partners as part of certain revenue-sharing arrangements, and the additional direct costs associated with our appliance business.

Operating expenses remained consistent as a percentage of revenue, while we continued to focus on investing in product development and increasing compensation costs due to headcount additions coupled with effectively managing our cost structure. We experienced favorable foreign currency effects on our operating expenses of $98 million in fiscal 2013 as compared to fiscal 2012. As we continue to reallocate talent within our organization and are dedicating spending and resources to focus on certain key areas, we expect research and development expenses to increase through fiscal 2017 as we invest to drive organic innovation for our customers. Furthermore, we will incur significant restructuring charges as we eliminate duplicative organization and operating structures. These restructuring activities are expected to be completed in fiscal 2014 and we expect to incur total severance and benefit costs between $220 million and $250 million.

## CRITICAL ACCOUNTING ESTIMATES

The preparation of our Consolidated Financial Statements and related notes included in this annual report in accordance with generally accepted accounting principles in the United States, requires us to make estimates, including judgments and assumptions, that affect the reported amounts of assets, liabilities, revenue, and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates on a regular basis and make changes accordingly. Historically, our critical accounting estimates have not differed materially from actual results; however, actual results may differ from these estimates under different conditions. If actual results differ from these estimates and other considerations used in estimating amounts reflected in our Consolidated Financial Statements included in this annual report, the resulting changes could have a material adverse effect on our Consolidated Statements of Income, and in certain situations, could have a material adverse effect on our liquidity and financial condition.

A critical accounting estimate is based on judgments and assumptions about matters that are uncertain at the time the estimate is made. Different estimates that reasonably could have been used or changes in accounting estimates could materially impact our operating results or financial condition. We believe that the estimates described below represent our critical accounting estimates, as they have the greatest potential impact on our Consolidated Financial Statements. See also Note 1 of the Notes to Consolidated Financial Statements included in this annual report.

***Revenue recognition***

We recognize revenue primarily pursuant to the requirements under the authoritative guidance on software revenue recognition, and any applicable amendments or modifications. Revenue recognition requirements in the software industry are very complex and require us to make many estimates.

For software arrangements that include multiple elements, including perpetual software licenses and maintenance or services, packaged products with content updates, and subscriptions, we allocate and defer revenue for the undelivered items based on vendor specific objective evidence ("VSOE") of the fair value of the undelivered elements, and recognize the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue. VSOE of each element is based on the price for which the undelivered element is sold separately. We determine fair value of the undelivered elements based on historical evidence of our stand-alone sales of these elements to third parties or from the stated renewal rate for the undelivered elements. When VSOE does not exist for undelivered items, the entire arrangement fee is recognized ratably over the performance period. Our deferred revenue consists primarily of the unamortized balance of enterprise product maintenance, consumer product content updates, managed security services, subscriptions, and arrangements where VSOE does not exist. Deferred revenue totaled approximately $4.0 billion as of March 29, 2013, of which $521 million was classified as Long-term deferred revenue in our Consolidated Balance Sheets. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements, the fair value of the respective elements, and increasing flexibility in contractual arrangements could materially impact the amount recognized in the current period and deferred over time.

For arrangements that include both software and non-software elements, we allocate revenue to the software deliverables as a group and non-software deliverables based on their relative selling prices. In such circumstances, the accounting principles establish a hierarchy to determine the selling price to be used for allocating revenue to deliverables as follows: (i) VSOE, (ii) third-party evidence of selling price ("TPE") and (iii) best estimate of the selling price ("ESP"). When we are unable to establish a selling price using VSOE or TPE, we use ESP to allocate the arrangement fees to the deliverables.

For our consumer products that include content updates, we recognize revenue and the associated cost of revenue ratably over the term of the subscription upon sell-through to end-users, as the subscription period commences on the date of sale to the end-user. We defer revenue and cost of revenue amounts for unsold product held by our distributors and resellers.

We expect our distributors and resellers to maintain adequate inventory of consumer packaged products to meet future customer demand, which is generally four or six weeks of customer demand based on recent buying trends. We ship product to our distributors and resellers at their request and based on valid purchase orders. Our distributors and resellers base the quantity of orders on their estimates to meet future customer demand, which may exceed the expected level of a four or six week supply. We offer limited rights of return if the inventory held by our distributors and resellers is below the expected level of a four or six week supply. We estimate reserves for product returns as described below. We typically offer liberal rights of return if inventory held by our distributors and resellers exceeds the expected level. Because we cannot reasonably estimate the amount of excess inventory that will be returned, we primarily offset deferred revenue against trade accounts receivable for the amount of revenue in excess of the expected inventory levels.

Arrangements for maintenance, subscriptions, managed security services and SaaS offerings are generally offered to our customers over a specified period of time, and we recognize the related revenue ratably over the maintenance, subscription, or service period.

*Reserves for product returns.* We reserve for estimated product returns as an offset to revenue or deferred revenue based primarily on historical trends. We fully reserve for obsolete products in the distribution channels as an offset to deferred revenue. Actual product returns may be different than what was estimated. These factors and unanticipated changes in the economic and industry environment could make actual results differ from our return estimates.

*Reserves for rebates.* We estimate and record reserves for channel and end-user rebates as an offset to revenue or deferred revenue. For consumer products that include content updates, rebates are recorded as a ratable offset to revenue or deferred revenue over the term of the subscription. Our estimated reserves for channel volume incentive rebates are based on distributors' and resellers' actual performance against the terms and conditions of volume incentive rebate programs, which are typically entered into quarterly. Our reserves for end-user rebates are estimated based on the terms and conditions of the promotional programs, actual sales during the promotion, the amount of actual redemptions received, historical redemption trends by product and by type of promotional program, and the value of the rebate. We also consider current market conditions and economic trends when estimating our reserves for rebates. If actual redemptions differ from our estimates, material differences may result in the amount and timing of our net revenues for any period presented.

***Valuation of goodwill, intangible assets and long-lived assets***

*Business combination valuations.* When we acquire businesses, we allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on information obtained from management of the acquired companies and historical experience. These estimates can include, but are not limited to:

- cash flows that an asset is expected to generate in the future;
- expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed;
- the acquired company's brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company's product portfolio;
- cost savings expected to be derived from acquiring an asset; and
- discount rates.

These estimates are inherently uncertain and unpredictable, and if different estimates were used the purchase price for the acquisition could be allocated to the acquired assets and liabilities differently from the allocation that we have made. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates, and if such events occur we may be required to record a charge against the value ascribed to an acquired asset or an increase in the amounts recorded for assumed liabilities.

*Goodwill impairment.* We review goodwill for impairment on an annual basis on the first day of the fourth quarter of each fiscal year, and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable, at the reporting unit level. Our reporting units are the same as our operating segments. A qualitative assessment is first made to determine whether it is necessary to perform quantitative testing. This initial assessment includes, among others, consideration of: (i) past, current and projected future earnings and equity; (ii) recent trends and market conditions; and (iii) valuation metrics involving similar companies that are publicly-traded and acquisitions of similar companies, if available. If this initial qualitative assessment indicates that it is more likely than not that impairment exists, a second step is taken, involving a comparison between the estimated fair values of our reporting units with their respective carrying amounts including goodwill. The methods for estimating operating unit values include asset and liability fair values and other valuation techniques, such as discounted cash flows and multiples of earnings or revenues. If the carrying value exceeds estimated fair value, there is an indication of potential impairment, and a third step is performed to measure the amount of impairment. The third step involves calculating an implied fair value of goodwill by measuring the excess of the estimated fair value of the reporting units over the aggregate estimated fair values of the individual assets less liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, an impairment charge is recorded for the excess.

The process of estimating the fair value and carrying value of our reporting units' equity requires significant judgment at many points during the analysis. Many assets and liabilities, such as accounts receivable and property and equipment, are not specifically allocated to an individual reporting unit, and therefore, we apply judgment to allocate the assets and liabilities, and this allocation affects the carrying value of the respective reporting units. Similarly, we use judgment to allocate goodwill to the reporting units based on relative fair values. The use of relative fair values has been necessary for certain reporting units due to changes in our operating structure in prior years. To determine a reporting unit's fair value, we use the income approach under which we calculate the fair value of each reporting unit based on the estimated discounted future cash flows of that unit. We evaluate the reasonableness of this approach by comparing it with the market approach, which involves a review of the carrying value of our assets relative to our market capitalization and to the valuation of publicly traded companies operating in the same or similar lines of business.

Applying the income approach requires that we make a number of important estimates and assumptions. We estimate the future cash flows of each reporting unit based on historical and forecasted revenue and operating costs. This, in turn, involves further estimates, such as estimates of future revenue and expense growth rates. In addition, we apply a discount rate to the estimated future cash flows for the purpose of the valuation. This discount rate is based on the estimated weighted-average cost of capital for each reporting unit and may change from year to year. Changes in these key estimates and assumptions, or in other assumptions used in this process, could materially affect our impairment analysis for a given year.

As of March 29, 2013, our goodwill balance was $5.8 billion amongst our reporting units. Based on a qualitative impairment analysis performed on December 29, 2012, we determined that it was more likely than not that there was no impairment in any of our reporting units.

A number of factors, many of which we have no ability to control, could affect our financial condition, operating results and business prospects and could cause actual results to differ from the estimates and assumptions we employed. These factors include:

- a prolonged global economic crisis;
- a significant decrease in the demand for our products;
- the inability to develop new and enhanced products and services in a timely manner;
- a significant adverse change in legal factors or in the business climate;
- an adverse action or assessment by a regulator;
- successful efforts by our competitors to gain market share in our markets;
- a loss of key personnel;
- our determination to dispose of one or more of our reporting units;
- the testing for recoverability of a significant asset group within a reporting unit; and
- recognition of a goodwill impairment loss.

*Intangible asset impairment.* We assess the impairment of identifiable finite-lived intangible assets whenever events or changes in circumstances indicate that an asset group's carrying amount may not be recoverable. Recoverability of certain finite-lived intangible assets, particularly customer relationships and finite-lived trade names, would be measured by the comparison of the carrying amount of the asset group to which the assets are assigned to the sum of the undiscounted estimated future cash flows the asset group is expected to generate. If an asset is considered to be impaired, the amount of such impairment would be measured as the difference between the carrying amount of the asset and its fair value. Recoverability and impairment of other finite-lived intangible assets, particularly developed technology and patents, would be measured by the comparison of the carrying amount of the asset to the sum of undiscounted estimated future product revenues offset by estimated future costs to dispose of the product to which the asset relates. For indefinite-lived intangible assets, we review impairment on an annual basis consistent with the timing of the annual evaluation for goodwill. These assets generally include trade names and trademarks. Similar to goodwill impairment testing, a qualitative assessment is first made to determine whether it is necessary to perform quantitative testing. This initial assessment includes consideration of, among other things: (i) past, current and projected future revenues; (ii) recent trends and market conditions, including discount rates; and (iv) valuation metrics, such as royalty rates, involving similar companies that are publicly-traded, if available. If this initial qualitative assessment indicates that it is more likely than not that impairment exists, a second step is taken. This step involves a comparison between the fair values of the assets and their respective carrying amounts. Any excess of the carrying amount over the fair value would be recognized as an impairment charge. Our cash flow assumptions are based on historical and forecasted future revenue, operating costs, and other relevant factors. Assumptions and estimates about the remaining useful lives of our intangible assets are subjective and are affected by changes to our business strategies. If management's estimates of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of our identifiable intangible assets could change significantly. Such change could result in impairment charges in future periods, which could have a significant impact on our operating results and financial condition.

*Long-lived assets.* We assess long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the long-lived assets may not be recoverable. Based on the existence of one or more indicators of impairment, we assess recoverability of long-lived assets based on a projected undiscounted cash flow method using assumptions determined by management to be commensurate with the risk inherent in our current business model. If an asset is not recoverable, impairment is measured as the difference between the carrying amount and its fair value. Our estimates of cash flows require significant judgment based on our historical and anticipated results and are subject to many factors which could change and cause a material impact to our operating results or financial condition. We record impairment charges on long-lived assets held for sale when we determine that the carrying value of the long-lived assets may not be recoverable. In determining fair value, we obtain and consider market value appraisal information from third parties.

***Stock-based compensation***

We account for stock-based compensation in accordance with the authoritative guidance on stock compensation. Under the fair value recognition provisions of this guidance, stock-based compensation is measured at the grant date based on the fair value of the award and is generally recognized as expense ratably over the requisite service period, which is generally the vesting period of the respective award.

Determining the fair value of stock-based awards, primarily stock options, at the grant date requires judgment. We use the Black-Scholes-Merton option pricing model ("BSM model") to determine the fair value of stock options. The determination of the grant date fair value of options using an option pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected life of the options, actual and projected employee stock option exercise and cancellation behaviors, risk-free interest rates, and expected dividends.

We estimate the expected life of options granted based on an analysis of our historical experience of employee exercise and post-vesting termination behavior considered in relation to the contractual life of the option. Expected volatility is based on the average of historical volatility for the period commensurate with the expected life of the option and the implied volatility of traded options. The risk free interest rate is equal to the U.S. Treasury constant maturity rates for the period equal to the expected life. For all historical periods presented, we have not paid cash dividends on our common stock, and therefore our expected dividend rate was zero for all such periods presented. For information regarding a subsequent event announcing the declaration of a quarterly dividend, see Note 15 of the Notes to Consolidated Financial Statements in this annual report.

We issue performance-based restricted stock units (''PRUs'') and performance-contingent stock units ("PCSUs") representing hypothetical shares of our common stock. Each PRU and PCSU grant reflects a target number of shares that may be issued to the award recipient. The actual number of PRUs the recipient receives is determined at the end of a three-year performance period as follows: (1) our achievement of an annual target earnings per share for the first fiscal year of grant and (2) our two and three year cumulative relative total shareholder return ranked against that of other companies that are included in the Standard & Poor's 500 Index. The PCSUs vest based upon the performance of Symantec's common stock over a three-year period, and are also subject to an underlying continued service vesting condition. We estimate the fair value of PRUs using the Monte Carlo simulation option pricing model ("Monte Carlo model"), as the total shareholder return modifier contains a market condition. We estimate the fair value and derived service period of PCSUs using the Monte Carlo model, as this statistical model can simulate a range of possible future stock prices for Symantec.

In accordance with the authoritative guidance on stock compensation, we record stock-based compensation expense for awards that are expected to vest. As a result, judgment is required in estimating the amount of stock-based awards that are expected to be forfeited. Although we estimate forfeitures based on historical experience, actual forfeitures may differ. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted when we record an adjustment for the difference in the period that the awards vest or are forfeited.

***Contingencies and litigation***

We evaluate contingent liabilities including threatened or pending litigation in accordance with the authoritative guidance on contingencies. We assess the likelihood of any adverse judgments or outcomes from potential claims or legal proceedings, as well as potential ranges of probable losses, when the outcomes of the claims or proceedings are probable and reasonably estimable. A determination of the amount of accrued liabilities required, if any, for these contingencies is made after the analysis of each separate matter. Because of uncertainties related to these matters, we base our estimates on the information available at the time of our assessment. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Any revisions in the estimates of potential liabilities could have a material impact on our operating results and financial position.

***Income taxes***

We are required to compute our income taxes in each federal, state, and international jurisdiction in which we operate. This process requires that we estimate the current tax exposure as well as assess temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes. The income tax effects of the differences we identify are classified as current or long-term deferred tax assets and liabilities in our Consolidated Balance Sheets. Our judgments, assumptions, and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws, and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax laws or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our Consolidated Balance Sheets and Consolidated Statements of Income.

Our effective tax rate includes the impact of certain undistributed foreign earnings for which no U.S. taxes have been provided because such earnings are planned to be indefinitely reinvested outside the United States. While we do not anticipate changing our intention regarding indefinitely reinvested earnings outside the United States, material changes in our estimates of such earnings or tax legislation that limits or restricts the amount of such earnings could materially impact our income tax provision and effective tax rate. If certain foreign earnings previously treated as indefinitely reinvested outside the United States are repatriated, the related U.S. tax liability may be reduced by any foreign income taxes paid on these earnings.

We account for uncertain tax positions pursuant to authoritative guidance based on a two-step approach to recognize and measure those positions taken or expected to be taken in a tax return. The first step is to determine if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We adjust reserves for our uncertain tax positions due to changing facts and circumstances, such as the closing of a tax audit, the refinement of estimates, or the realization of earnings or deductions that differ from our estimates. To the extent that the final outcome of these matters is different than the amounts recorded, such differences will impact our tax provision in our Consolidated Statements of Income in the period in which such determination is made.

We must also assess the likelihood that deferred tax assets will be realized from future taxable income and, based on this assessment establish a valuation allowance, if required. The determination of our valuation allowance involves assumptions, judgments and estimates, including forecasted earnings, future taxable income, and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. To the extent we establish a valuation allowance or change the valuation allowance in a period, we reflect the change with a corresponding increase or decrease to our tax provision in our Consolidated Statements of Income.

## RESULTS OF OPERATIONS

### Total net revenue

| | Fiscal 2013 | Change in $ | Change in % | Fiscal 2012 | Change in $ | Change in % | Fiscal 2011 |
|---|---|---|---|---|---|---|---|
| | | | | ($ in millions) | | | |
| Content, subscription, and maintenance revenue | $6,021 | $198 | 3% | $5,823 | $581 | 11% | $5,242 |
| Percentage of total net revenue | 87% | | | 87% | | | 85% |
| License revenue | $ 885 | $(22) | (2)% | $ 907 | $(41) | (4)% | $ 948 |
| Percentage of total net revenue | 13% | | | 13% | | | 15% |
| Total net revenue | $6,906 | $176 | 3% | $6,730 | $540 | 9% | $6,190 |

***Fiscal 2013 compared to Fiscal 2012:***

Content, subscription, and maintenance revenue increased primarily due to increases from our Storage and Server Management segment of $94 million and Security and Compliance segment of $91 million. License revenue includes sales of software licenses, appliances, and certain revenue sharing arrangements. License revenue decreased primarily due to a decline from our Storage and Server Management segment of $27 million.

***Fiscal 2012 compared to Fiscal 2011:***

Content, subscription, and maintenance revenue increased primarily due to increases from our Security and Compliance segment of $339 million, Consumer segment of $152 million, and Storage and Server Management segment of $131 million, partially offset by a decrease in our Services segment of $41 million. License revenue decreased primarily due to declines in our Storage and Server Management segment of $29 million and Security and Compliance segment of $12 million.

***Net revenue and operating income by segment***

*Consumer segment*

| | Fiscal 2013 | Change in $ | Change in % | Fiscal 2012 | Change in $ | Change in % | Fiscal 2011 |
|---|---|---|---|---|---|---|---|
| | | | | ($ in millions) | | | |
| Consumer revenue | $2,109 | $ 5 | 0% | $2,104 | $151 | 8% | $1,953 |
| Percentage of total net revenue | 30% | | | 31% | | | 32% |
| Consumer operating income | $1,006 | $(6) | (1)% | $1,012 | $113 | 13% | $ 899 |
| Percentage of Consumer revenue | 48% | | | 48% | | | 46% |

***Fiscal 2013 compared to Fiscal 2012:***

Consumer revenue and operating income remained consistent from period to period. Of the total Consumer revenue recognized in fiscal 2013, 88% was generated from our electronic distribution channel sales, which include our eCommerce portal, OEMs, electronic upgrades, and renewals. Consumer operating income decreased slightly due to higher salaries and wages and cost of revenue with offsetting declines of advertising promotion expense, which was primarily from lower placement fees.

***Fiscal 2012 compared to Fiscal 2011:***

Consumer revenue increased primarily due to increases in our premium Internet and security products of $156 million. Of the total Consumer revenue recognized in fiscal 2012, 86% was generated from our electronic distribution channel sales. Consumer operating income increased primarily due to higher revenue and lower advertising and promotion expenses of $22 million, partially offset by increased salaries and wages of $41 million and higher cost of revenue of $17 million. The increased salaries and wages expense was due to higher headcount compared to fiscal 2011. The increase in cost of revenue was primarily associated with the increased product revenue.

*Security and Compliance segment*

| | Fiscal 2013 | Change in $ | Change in % | Fiscal 2012 | Change in $ | Change in % | Fiscal 2011 |
|---|---|---|---|---|---|---|---|
| | | | | ($ in millions) | | | |
| Security and Compliance revenue | $2,053 | $ 92 | 5% | $1,961 | $325 | 20% | $1,636 |
| Percentage of total net revenue | 30% | | | 29% | | | 26% |
| Security and Compliance operating income | $ 608 | $163 | 37% | $ 445 | $183 | 70% | $ 262 |
| Percentage of Security and Compliance revenue | 30% | | | 23% | | | 16% |

***Fiscal 2013 compared to Fiscal 2012:***

Security and Compliance revenue increased primarily due to the growth in our User Authentication and Trust Services offerings of $73 million, managed security services of $22 million, and Data Loss Prevention products of $14 million, partially offset by a decline in our enterprise security suite offerings of $19 million. The revenue from our user authentication and trust products and services for fiscal 2012 was lower than would have otherwise been the case due to purchase accounting fair value adjustments to deferred revenue. Security and Compliance operating income increased primarily due to the higher revenue and lower overall operating expenses of $96 million. The decreased operating expenses were mainly due to lower salaries and wages from decreased commissions and less advertising promotion expense.

***Fiscal 2012 compared to Fiscal 2011:***

Security and Compliance revenue increased primarily due to the growth in our User Authentication and Trust Services offerings of $238 million, encryption solutions of $27 million, Data Loss Protection products of $18 million, and Managed Security Services of $17 million. Security and Compliance operating income increased primarily due to higher revenue, partially offset by increased salaries and wages of $71 million and higher cost of revenue of $54 million. The increased salaries and wages expense was due to higher headcount. The higher cost of revenue was associated with revenue growth.

*Storage and Server Management segment*

| | Fiscal 2013 | Change in $ | Change in % | Fiscal 2012 | Change in $ | Change in % | Fiscal 2011 |
|---|---|---|---|---|---|---|---|
| | | | | ($ in millions) | | | |
| Storage and Server Management revenue | $2,479 | $ 67 | 3% | $2,412 | $102 | 4% | $2,310 |
| Percentage of total net revenue | 36% | | | 36% | | | 37% |
| Storage and Server Management operating income | $ 960 | $(13) | (1)% | $ 973 | $(87) | (8)% | $1,060 |
| Percentage of Storage and Server Management revenue | 39% | | | 40% | | | 46% |

***Fiscal 2013 compared to Fiscal 2012:***

Storage and Server Management revenue increased primarily due to overall growth within our information management portfolio of $114 million, partially offset by a $47 million decline in our storage management portfolio. The growth was mainly from the increase in our NetBackup offering of $151 million and our Enterprise Vault products of $35 million, partially offset by declines in our Backup Exec offerings of $80 million. NetBackup is the largest enterprise product in our portfolio, and its growth has benefited from increased sales of our NetBackup appliance business. The decline in our storage management portfolio was driven by the previously disclosed headwinds we face from less use by our customers of the Solaris platform. Storage and Server Management operating income decreased primarily from higher cost of revenue of $60 million and higher salaries and wages of $23 million, partially offset by revenue growth. The increased cost of revenue was due to growth in the NetBackup appliance business resulting in higher material costs coupled with our initiative to improve customer support, which resulted in higher technical support and services costs. The increased salaries and wages expense was due to higher headcount, which was attributable to growth in the business.

***Fiscal 2012 compared to Fiscal 2011:***

Storage and Server Management revenue increased primarily due to overall growth within our information management portfolio of $132 million, which included $49 million from our fiscal 2012 acquisition of Clearwell Systems Inc. ("Clearwell"), partially offset by a $28 million decrease in our storage management portfolio. Storage and Server Management operating income decreased primarily due to higher salaries and wages of $139 million and higher cost of revenue of $59 million, partially offset by the increase in overall revenue. The increased salaries and wages expense was due to higher headcount attributable to our Clearwell acquisition and growth in the business.

*Services segment*

| | Fiscal 2013 | Change in $ | Change in % | Fiscal 2012 | Change in $ | Change in % | Fiscal 2011 |
|---|---|---|---|---|---|---|---|
| | | | | ($ in millions) | | | |
| Services revenue | $265 | $12 | 5% | $253 | $(38) | (13)% | $291 |
| Percentage of total net revenue | 4% | | | 4% | | | 5% |
| Services operating income | $ 43 | $ 2 | 5% | $ 41 | $ 34 | 486% | $ 7 |
| Percentage of Services revenue | 16% | | | 16% | | | 2% |

***Fiscal 2013 compared to Fiscal 2012:***

Services revenue increased primarily due to higher sales from our Business Critical Services offering, while Services operating income remained consistent.

***Fiscal 2012 compared to Fiscal 2011:***

Services revenue decreased as we transitioned certain consulting services to specialized partners allowing us to focus on our core software business. Services operating income increased primarily due to lower cost of revenue and salaries and wages as we transitioned certain consulting services to our partner led consulting program.

*Other segment*

| | Fiscal 2013 | Change in $ | Change in % | Fiscal 2012 | Change in $ | Change in % | Fiscal 2011 |
|---|---|---|---|---|---|---|---|
| | | | | ($ in millions) | | | |
| Other revenue | $ — | $ — | NA | $ — | $— | NA | $ — |
| Percentage of total net revenue | 0% | | | 0% | | | 0% |
| Other operating loss | $(1,494) | $(102) | 7% | $(1,392) | $(44) | 3% | $(1,348) |
| Percentage of Other revenue | * | | | * | | | * |

* Percentage not meaningful

Our Other segment consists primarily of sunset products and products nearing the end of their life cycle. The operating loss of our Other segment includes certain general and administrative expenses, amortization of intangible and other assets, charges such as stock-based compensation, restructuring and transition expenses, and certain indirect costs that are not charged to the other operating segments.

***Net revenue by geographic region***

| | Fiscal 2013 | Change in $ | Change in % | Fiscal 2012 | Change in $ | Change in % | Fiscal 2011 |
|---|---|---|---|---|---|---|---|
| | | | | ($ in millions) | | | |
| Americas (U.S., Canada and Latin America) | | | | | | | |
| Consumer Segment | $1,231 | $ 25 | 2% | $1,206 | $ 72 | 6% | $1,134 |
| Security and Compliance Segment | 1,097 | 55 | 5% | 1,042 | 133 | 15% | 909 |
| Storage and Server Management Segment | 1,278 | 38 | 3% | 1,240 | 39 | 3% | 1,201 |
| Services Segment | 138 | 1 | 1% | 137 | (7) | (5)% | 144 |
| Total Americas | $3,744 | $119 | 3% | $3,625 | $237 | 7% | $3,388 |
| Percentage of total net revenue | 54% | | | 54% | | | 55% |
| EMEA (Europe, Middle East, and Africa) | | | | | | | |
| Consumer Segment | $ 525 | $ (20) | (4)% | $ 545 | $ 43 | 9% | $ 502 |
| Security and Compliance Segment | 521 | (4) | (1)% | 525 | 71 | 16% | 454 |
| Storage and Server Management Segment | 745 | 20 | 3% | 725 | 6 | 1% | 719 |
| Services Segment | 67 | 4 | 6% | 63 | (35) | (36)% | 98 |
| Total EMEA | $1,858 | $— | 0% | $1,858 | $ 85 | 5% | $1,773 |
| Percentage of total net revenue | 27% | | | 28% | | | 29% |
| Asia Pacific/Japan | | | | | | | |
| Consumer Segment | $ 353 | $— | 0% | $ 353 | $ 36 | 11% | $ 317 |
| Security and Compliance Segment | 435 | 41 | 10% | 394 | 121 | 44% | 273 |
| Storage and Server Management Segment | 456 | 9 | 2% | 447 | 57 | 15% | 390 |
| Services Segment | 60 | 7 | 13% | 53 | 4 | 8% | 49 |
| Total Asia Pacific/Japan | $1,304 | $ 57 | 5% | $1,247 | $218 | 21% | $1,029 |
| Percentage of total net revenue | 19% | | | 18% | | | 16% |
| Total net revenue | $6,906 | $176 | 3% | $6,730 | $540 | 9% | $6,190 |

Fluctuations in the U.S. dollar compared to foreign currencies unfavorably impacted our international revenue by approximately $141 million for fiscal 2013 as compared to fiscal 2012. For fiscal 2012 as compared 2011, we had a favorable foreign currency exchange effect of $145 million. Our international sales are and will continue to be a significant portion of our revenue. As a result, revenue will continue to be affected by foreign currency exchange rates as compared to the U.S. dollar. We are unable to predict the extent to which revenue in future periods will be impacted by changes in foreign currency exchange rates. If international sales continue to become a greater portion of our total sales in the future, changes in foreign currency exchange rates may have a potentially greater impact on our revenue and operating results.

## Cost of revenue

| | Fiscal 2013 | Change in $ | Change in % | Fiscal 2012 | Change in $ | Change in % | Fiscal 2011 |
|---|---|---|---|---|---|---|---|
| | | | | ($ in millions) | | | |
| Cost of content, subscription, and maintenance | $1,017 | $ 74 | 8% | $ 943 | $ 40 | 4% | $ 903 |
| Percentage of related revenue | 17% | | | 16% | | | 17% |
| Cost of license | $ 89 | $ 41 | 85% | $ 48 | $ 21 | 78% | $ 27 |
| Percentage of related revenue | 10% | | | 5% | | | 3% |
| Amortization of intangible assets | $ 69 | $(22) | (24)% | $ 91 | $(24) | (21)% | $ 115 |
| Percentage of total net revenue | 1% | | | 1% | | | 2% |
| Total cost of revenue | $1,175 | $ 93 | 9% | $1,082 | $ 37 | 4% | $1,045 |
| Gross margin | 83% | | | 84% | | | 83% |

*Fiscal 2013 compared to Fiscal 2012:*

Cost of content, subscription, and maintenance consists primarily of technical support costs, costs of billable services, and fees to OEMs under revenue-sharing agreements. Cost of content, subscription, and maintenance increased primarily due to higher technical support, services, and OEM royalty costs. The increased costs were due to growth in our business and higher royalty payments to major OEM partners as part of revenue-sharing arrangements. Cost of content, subscription, and maintenance as a percentage of related revenue remained consistent. Cost of license consists primarily of royalties paid to third parties under technology licensing agreements, appliance manufacturing costs, and other direct material costs. Cost of license and cost of license as a percentage of related revenue increased primarily due to the higher direct costs associated with the appliance business.

Intangible assets are comprised of developed technologies and patents from acquired companies. Amortization decreased due to certain developed technologies becoming fully amortized, partially offset by the incremental amortization associated with our fiscal 2012 acquisitions of Clearwell and LiveOffice.

*Fiscal 2012 compared to Fiscal 2011:*

Cost of content, subscription, and maintenance increased primarily due to higher royalty and technical support costs, which were partially offset by lower services costs. The increased royalty costs were mainly associated with increased revenue related to the authentication services and hosted services. The lower services cost was primarily due to our transitioning of our consulting services to specialized partners. Cost of license and cost of license as a percentage of related revenue increased primarily due to the higher direct costs associated with the appliance business.

Intangible assets amortization decreased due to certain developed technologies becoming fully amortized, partially offset by the incremental amortization associated with our 2011 acquisitions of the identity and authentication business of VeriSign, Inc. ("VeriSign"), PGP Corporation ("PGP"), and GuardianEdge Technologies, Inc. ("GuardianEdge").

**Operating expenses**

| | Fiscal 2013 | Change in $ | Change in % | Fiscal 2012 | Change in $ | Change in % | Fiscal 2011 |
|---|---|---|---|---|---|---|---|
| | | | | ($ in millions) | | | |
| Sales and marketing expense | $2,735 | $(79) | (3)% | $2,814 | $192 | 7% | $2,622 |
| Percentage of total net revenue | 40% | | | 42% | | | 42% |
| Research and development expense | $1,012 | $ 43 | 4% | $ 969 | $107 | 12% | $ 862 |
| Percentage of total net revenue | 15% | | | 14% | | | 14% |
| General and administrative expense | $ 450 | $ 13 | 3% | $ 437 | $ 47 | 12% | $ 390 |
| Percentage of total net revenue | 7% | | | 6% | | | 6% |
| Amortization of intangible assets | $ 286 | $ (3) | (1)% | $ 289 | $ 19 | 7% | $ 270 |
| Percentage of total net revenue | 4% | | | 4% | | | 4% |
| Restructuring and transition | $ 125 | $ 69 | * | $ 56 | $(36) | * | $ 92 |
| Percentage of total net revenue | 2% | | | 1% | | | 1% |
| Impairment of intangible assets | — | $ (4) | * | $ 4 | $(23) | * | $ 27 |
| Percentage of total net revenue | 0% | | | 0% | | | 0% |
| Loss and impairment of assets held for sale | — | $— | * | — | $ (2) | * | $ 2 |
| Percentage of total net revenue | 0% | | | 0% | | | 0% |

* Percentage not meaningful

***Fiscal 2013 compared to Fiscal 2012:***

Sales and marketing expense decreased primarily due to lower advertising and promotional expenses of $73 million, which was attributable to lower placement fees. Research and development expense increased due to higher salaries and wages expenses of $36 million, which was attributable to increased headcount to support our continued investment in product development. General and administrative expense remained relatively consistent.

Intangible assets are comprised of customer relationships and trade names. Amortization of intangible assets remained consistent.

Restructuring and transition costs consist of severance, facilities, transition and other related costs. For fiscal 2013, we recognized $114 million of transition and other related costs, $10 million of severance, and $1 million of facilities costs. Transition and other related costs consist of severance costs associated with acquisition integrations and consulting charges associated with the planning and design phase of a new enterprise resource planning system. In the fourth quarter of fiscal 2013, we announced our strategic direction to focus on key strategic customer offerings and simplify our GTM strategy and organizational structure. In order to deliver on this focus, we initiated a restructuring plan to reduce the layers of management and redundant personnel resulting in headcount reductions across the company beginning in the fourth quarter of fiscal 2013. This plan is expected to be completed in fiscal 2014 and we expect to incur significant restructuring charges thereunder. For further information on restructuring and transition costs, see Note 7 of the Notes to Consolidated Financial Statements in this annual report.

***Fiscal 2012 compared to Fiscal 2011:***

Sales and marketing expense increased due to increased salaries and wages of $140 million, which was attributable to increased headcount to support the growth of our business. Research and development expense increased primarily due to increased salaries and wages of $104 million, which was attributable to increased headcount to support our continued investment in product development and absorption of the Clearwell acquisition into our operations. General and administrative expense increased due to higher salaries and wages, external professional services, and equipment expenses of $45 million.

Amortization of intangible assets increased primarily due to the acquisition of Clearwell.

For fiscal 2012, we recognized restructuring and transition costs of $29 million for severance, $19 million of transition and other related costs, and $8 million of facilities costs. The transition charges incurred were primarily due to the planning and design phase of implementing a new enterprise resource planning system. For fiscal 2011, we recognized $47 million of severance, $27 million of facilities costs, and $18 million of transition and other related costs.

For fiscal 2012 and 2011, we recorded impairment charges of $4 million and $27 million, respectively, which reduced the gross carrying value of indefinite-lived trade names.

**Non-operating income (expense)**

| | Fiscal 2013 | Change in $ | Change in % | Fiscal 2012 | Change in $ | Change in % | Fiscal 2011 |
|---|---|---|---|---|---|---|---|
| | | | | ($ in millions) | | | |
| Interest income | $ 12 | | | $ 13 | | | $ 10 |
| Interest expense | (139) | | | (115) | | | (143) |
| Other income (expense), net | 27 | | | (6) | | | (2) |
| Loss on early extinguishment of debt | — | | | — | | | (16) |
| Loss from joint venture | — | | | (27) | | | (31) |
| Gain from sale of joint venture | — | | | 526 | | | — |
| Total | $(100) | $(491) | (126)% | $ 391 | $573 | (315)% | $(182) |
| Percentage of total net revenue | (2)% | | | 6% | | | (3)% |

***Fiscal 2013 compared to Fiscal 2012:***

In the first quarter of fiscal 2013, we issued $600 million in principal amount of 2.75% interest-bearing senior notes due June 2017 and $400 million in principal amount of 3.95% interest-bearing senior notes due June 2022, which resulted in interest expense of $26 million in fiscal 2013. Other income (expense), net increased due to a tax incentive received from the China tax bureau in the form of value-added tax refunds of $33 million. See Note 5 of the Notes to Consolidated Financial Statements in this annual report for additional information.

***Fiscal 2012 compared to Fiscal 2011:***

In fiscal 2012, interest expense decreased due to the repayment of the $1.1 billion convertible senior notes, which were issued in June 2006. In fiscal 2011, we recorded a loss on early extinguishment of debt of $16 million due to the repurchase of $500 million of aggregate principal amount of the 0.75% notes due on June 2011. See Note 6 of the Notes to Consolidated Financial Statements in this annual report for information on our debt.

In fiscal 2008, Symantec formed a joint venture with a subsidiary of Huawei Technologies Co., Limited ("Huawei"). The joint venture was domiciled in Hong Kong with principal operations in Chengdu, China. The joint venture developed, manufactured, marketed, and supported security and storage appliances on behalf of global telecommunications carriers and enterprise customers. We recorded a loss of $27 million and $31 million related to our share of the joint venture's net loss incurred, for fiscal 2012 and 2011, respectively. We sold our 49% ownership interest in the joint venture to Huawei on March 30, 2012 for a gain of $526 million, which was included in Gain from sale of joint venture in our Consolidated Statements of Income.

**Provision for income taxes**

| | Fiscal 2013 | Fiscal 2012 | Fiscal 2011 |
|---|---|---|---|
| | | ($ in millions) | |
| Provision for income taxes | $258 | $298 | $105 |
| Effective tax rate on earnings | 25% | 20% | 15% |

Our effective tax rate was approximately 25%, 20%, and 15% in fiscal 2013, 2012, and 2011, respectively.

The tax expense in fiscal 2013 was reduced by the following benefits: (1) $17 million tax benefits arising from the VERITAS 2002 through 2005 IRS Appeals matters, including adjustments to state liabilities and a reduction of interest accrued, (2) $13 million in tax benefits resulting from tax settlements and adjustments to prior year items, (3) $10 million from lapses of statutes of limitation, and (4) $2 million for the benefit of the research credit for the fourth quarter of fiscal 2012 resulting from the extension of the federal research credit as part of the 2012 Taxpayer Relief Act. These tax benefits were offset by a $9 million tax expense from an increase in valuation allowance on state research tax credits.

The tax expense in fiscal 2012 was reduced by the following benefits: (1) $52 million tax benefit arising from the VERITAS 2002 through 2005 IRS Appeals matters, (2) $14 million from lapses of statutes of limitation, (3) $17 million from the settlements and effective settlements with tax authorities and related remeasurements, and (4) $5 million tax benefit from adjustments related to prior year items. This benefit was partially offset by a $5 million tax expense resulting from a change in valuation allowance for certain deferred tax assets.

The tax expense in fiscal 2011 was reduced by the following benefits: (1) $49 million arising from the *VERITAS v Commissioner* Tax Court decision further discussed below, (2) $15 million from the reduction of our valuation allowance for certain deferred tax assets, and (3) $21 million tax benefit from lapses of statutes of limitation, and (4) $7 million tax benefit from the conclusion of U.S. and foreign audits.

The effective tax rate for all periods presented otherwise reflects the benefits of lower-taxed international earnings and losses from our joint venture with Huawei Technologies Co., Limited, domestic manufacturing incentives, and research and development credits, partially offset by state income taxes. Pretax income from international operations was significantly higher in fiscal 2012 due to the sale of our 49% ownership interest in the joint venture to Huawei on March 30, 2012 for $526 million. A significant portion of the sale proceeds was attributable to international tax jurisdictions resulting in a 20% tax rate on the sale of the joint venture reducing the overall tax rate in fiscal 2012 by 3%.

We are a U.S.-based multinational company subject to tax in multiple U.S. and international tax jurisdictions. A substantial portion of our international earnings were generated from subsidiaries organized in Ireland and Singapore. Our results of operations would be adversely affected to the extent that our geographical mix of income becomes more weighted toward jurisdictions with higher tax rates and would be favorably affected to the extent the relative geographic mix shifts to lower tax jurisdictions. Any change in our mix of earnings is dependent upon many factors and is therefore difficult to predict.

For further information on the impact of foreign earnings on our effective tax rate, see Note 12 of the Notes to Consolidated Financial Statements.

See Critical Accounting Estimates above for additional information about our provision for income taxes.

In assessing the ability to realize our deferred tax assets, we considered whether it was more likely than not that some portion or all of the deferred tax assets will not be realized. We considered the following: we have historical cumulative book income, as measured by the current and prior two years, we have strong, consistent taxpaying history, we have substantial U.S. federal income tax carryback potential; and we have substantial amounts of scheduled future reversals of taxable temporary differences from our deferred tax liabilities. Levels of future taxable income are subject to the various risks and uncertainties discussed in Part I, Item 1A, *Risk Factors,* set forth in this annual report. We have concluded that this positive evidence outweighs the negative evidence and, thus, that the deferred tax assets as of March 29, 2013 of $402 million, after application of the valuation allowances described above, are realizable on a "more likely than not" basis.

On December 10, 2009, the U.S. Tax Court issued its opinion in VERITAS v. Commissioner, finding that our transfer pricing methodology, with appropriate adjustments, was the best method for assessing the value of the transaction at issue between VERITAS and its international subsidiary in the 2000 to 2001 tax years. In June 2010, we reached an agreement with the IRS concerning the amount of the adjustment based on the U.S. Tax Court decision. As a result of the agreement, we reduced our liability for unrecognized tax benefits, resulting in a $39 million tax benefit in the first quarter of fiscal 2011. In March 2011, we reached agreement with Irish

Revenue concerning compensating adjustments arising from this matter, resulting in an additional $10 million tax benefit in the fourth quarter of fiscal 2011. This matter has now been closed and no further adjustments to the accrued liability are expected.

On December 2, 2009, we received a Revenue Agent's Report from the IRS for the VERITAS 2002 through 2005 tax years assessing additional taxes due. We contested $80 million of the tax assessed and all penalties. As a result of negotiations with IRS Appeals in the third quarter of fiscal 2012, we remeasured our liability for unrecognized tax benefits, resulting in a tax benefit of $52 million. We executed the final closing agreement for the VERITAS 2002 through 2005 tax years on December 26, 2012. Accordingly, we recorded a further tax benefit of $3 million during the third quarter of fiscal 2013 based on the closing agreement. Further, we amended our state tax returns for the VERITAS 2002 through 2005 tax years in the fourth quarter of fiscal 2013 to reflect the adjustments in the closing agreement and remeasured our state liability resulting in a benefit of $7 million.

The timing of the resolution of income tax examinations is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year. Although potential resolution of uncertain tax positions involve multiple tax periods and jurisdictions, it is reasonably possible that the gross unrecognized tax benefits related to these audits could decrease (whether by payment, release, or a combination of both) in the next 12 months by between $15 million and $130 million. Depending on the nature of the settlement or expiration of statutes of limitations, we estimate at least $15 million could affect our income tax provision and therefore benefit the resulting effective tax rate. As of March 29, 2013, we have $76 million on deposit with the IRS pertaining to U.S. tax matters in the Symantec 2005 through 2008 audit cycle.

We continue to monitor the progress of ongoing tax controversies and the impact, if any, of the expected tolling of the statute of limitations in various taxing jurisdictions.

***Noncontrolling interest***

In fiscal 2011, we completed the acquisition of the identity and authentication business of VeriSign, including a controlling interest in its subsidiary VeriSign Japan K.K. ("VeriSign Japan"), a publicly traded company on the Tokyo Stock Exchange. Given our majority ownership interest of 54% in VeriSign Japan, the accounts of VeriSign Japan have been consolidated with our accounts, and a noncontrolling interest has been recorded for the noncontrolling investors' interests in the equity and operations of VeriSign Japan. During the second quarter of fiscal 2013, we completed a tender offer and paid $92 million to acquire VeriSign Japan common shares and stock rights, which increased our ownership percentage to 92%. During the third quarter of fiscal 2013, we acquired the remaining 8% interest for $19 million and VeriSign Japan became a wholly-owned subsidiary. The payment was made in the fourth quarter of fiscal 2013. See Note 14 of the Notes to Consolidated Financial Statements in this annual report for additional information. For fiscal 2013, 2012, and 2011, the loss attributable to the noncontrolling interest in VeriSign Japan was approximately $0 million, $0 million, and $4 million, respectively.

## LIQUIDITY AND CAPITAL RESOURCES

### Sources of cash

We have historically relied on cash flow from operations, borrowings under a credit facility, and issuances of debt and equity securities for our liquidity needs. As of March 29, 2013, we had cash and cash equivalents of $4.7 billion and an unused credit facility of $1.0 billion resulting in a liquidity position of $5.7 billion. As of March 29, 2013, $2.6 billion in cash, cash equivalents, and marketable securities were held by our foreign subsidiaries. We have provided U.S. deferred taxes on a portion of our undistributed foreign earnings sufficient to address the incremental U.S. tax that would be due if we needed such portion of these funds to support our operations in the U.S.

*Senior Notes:* In the first quarter of fiscal 2013, we issued $600 million in principal amount of 2.75% senior notes due June 2017 and $400 million in principal amount of 3.95% senior notes due June 2022, for an aggregate principal amount of $1.0 billion. In the second quarter of fiscal 2011, we issued $350 million in principal amount of 2.75% senior notes due September 2015 and $750 million in principal amount of 4.20% senior notes due September 2020, for an aggregate principal amount of $1.1 billion.

*Revolving Credit Facility:* In the second quarter of fiscal 2011, we entered into a $1.0 billion senior unsecured revolving credit facility ("credit facility"), which was amended in the first quarter of 2013 to extend the term to June 2017. Under the terms of this credit facility, we must comply with certain financial and non-financial covenants, including a debt to EBITDA (earnings before interest, taxes, depreciation and amortization) covenant. As of March 29, 2013, we were in compliance with all required covenants, and there was no outstanding balance on the credit facility.

We believe that our existing cash and investment balances, our borrowing capacity, our ability to issue new debt instruments, and cash generated from operations will be sufficient to meet our working capital, capital expenditure requirements, and payments of principal and interest on debt, as well as any cash dividends to be paid under the capital allocation program announced in January 2013 and repurchases of our stock, for the next 12 months and foreseeable future. We are in the process of implementing a capital allocation strategy pursuant to which we expect to return over time approximately 50% of free cash flow to stockholders through a combination of dividends and share repurchases, while still enabling our company to invest in its future. Our strategy will emphasize organic growth through internal innovation and will be complemented by acquisitions that fit strategically and meet specific internal profitability hurdles.

**Uses of Cash**

Our principal cash requirements include working capital, capital expenditures, payments of principal and interest on our debt, and payments of taxes. Also, we may, from time to time, engage in the open market purchase of our convertible notes prior to their maturity. In January 2013, the Company announced a capital allocation program, which includes plans to initiate a quarterly cash dividend. In addition, we regularly evaluate our ability to repurchase stock, pay debts, and acquire other businesses.

*Acquisitions:* In fiscal 2013, we acquired a privately-held provider of mobile application management for an aggregate payment of $28 million, net of cash acquired. In fiscal 2012, we acquired Clearwell, LiveOffice, and another company for an aggregate amount of $508 million, net of cash acquired. In fiscal 2011, we acquired the identity and authentication business of VeriSign, as well as PGP, GuardianEdge, and two other companies for an aggregate amount of $1.5 billion, net of cash acquired.

*Convertible Senior Notes:* In June 2006, we issued $1.1 billion principal amount of 0.75% notes due June 2011, and $1.0 billion principal amount of 1.00% notes due June 2013, to initial purchasers in a private offering for resale to qualified institutional buyers pursuant to SEC Rule 144A. In fiscal 2011, we repurchased $500 million of aggregate principal amount of our 0.75% notes in privately negotiated transactions for approximately $510 million. Concurrently with the repurchase, we sold a proportionate share of the note hedges that we entered into at the time of the issuance of the convertible notes back to the note hedge counterparties for approximately $13 million. The net cost of the repurchase of the 0.75% notes and the concurrent sale of the note hedges was $497 million in cash. We repaid the $600 million balance under our 0.75% notes upon maturity in fiscal 2012. We intend to use $1.0 billion of our cash and cash equivalents to repay our 1.00% notes that mature in June 2013.

*Stock Repurchases:* We repurchased 49 million, 51 million, and 57 million shares for $826 million, $893 million, and $870 million during fiscal 2013, 2012, and 2011, respectively. As of March 29, 2013, we had $1.2 billion remaining under the plans authorized for future repurchases. This includes a new $1.0 billion stock repurchase program authorized by our board of directors during the fourth quarter of fiscal 2013. The new program will commence in fiscal 2014.

*Noncontrolling Interest:* In July 2012, we completed a tender offer and paid $92 million to acquire VeriSign Japan common shares and stock rights, which increased our ownership percentage to 92%. In November 2012, we acquired the remaining 8% interest for $19 million and it became a wholly-owned subsidiary. The payment for the remaining 8% interest was made in the fourth quarter of fiscal 2013.

*Dividend Program:* In January 2013, we announced a dividend program under which we intend to pay a quarterly cash dividend beginning in the first quarter of fiscal 2014. The program is targeting a yield of approximately 2.5% based on our closing stock price on May 1, 2013. On May 2, 2013, our board of directors approved a quarterly dividend of $0.15 per share of common stock to be paid on June 27, 2013 to all stockholders of record as of the close of business on June 19, 2013. The dividend policy, future declarations of dividends, and payment dates will be subject to the board of directors' continuing determination that the policy and the declaration of dividends thereunder are in the best interest of our stockholders and are in compliance with applicable law. The board of directors retains the power to modify, suspend, or cancel our dividend policy in any manner and at any time that it may deem necessary or appropriate in the future.

*Restructuring Plan:* In the fourth quarter of fiscal 2013, we announced our strategic direction to streamline and simplify the Company in order to deliver significantly improved performance to customers and partners. The Company intends to focus on key strategic customer offerings and simplify our Go-To-Market strategy and organizational structure. In order to deliver on this focus, the Company initiated a restructuring plan to reduce the layers of management and redundant personnel resulting in headcount reductions across the Company. These actions are expected to be completed in fiscal 2014. As of March 29, 2013, total cost incurred to date is $10 million, primarily related to severance and benefits. We expect to incur total severance and benefit costs between $220 million and $250 million.

## Cash Flows

The following table summarizes, for the periods indicated, selected items in our Consolidated Statements of Cash Flows:

| | Fiscal 2013 | Fiscal 2012 | Fiscal 2011 |
|---|---|---|---|
| | | ($ in millions) | |
| Net cash provided by (used in): | | | |
| Operating activities | $1,593 | $ 1,901 | $ 1,794 |
| Investing activities | (319) | (318) | (1,760) |
| Financing activities | 308 | (1,386) | (184) |

Operating activities

Net cash provided by operating activities was $1.6 billion for fiscal 2013, which resulted from net income of $765 million adjusted for non-cash items, including depreciation and amortization charges of $698 million and stock-based compensation expense of $164 million, and an increase in deferred revenue of $119 million. These amounts were partially offset by an increase in trade accounts receivable, net of $107 million.

Net cash provided by operating activities was $1.9 billion for fiscal 2012, which resulted from net income of $1.2 billion adjusted for non-cash items, which largely included depreciation and amortization charges of $712 million, stock-based compensation expense of $164 million, an increase in deferred revenue of $177 million, a decrease in trade accounts receivable, net of $89 million, and an increase in accounts payable and accrued liabilities of $77 million. Additionally, net income was adjusted for the net gain of $526 million from the sale of the joint venture with a subsidiary of Huawei Technologies Co., Limited, as the gross proceeds were included as a cash inflow provided by investing activities.

Net cash provided by operating activities was $1.8 billion for fiscal 2011, which resulted from net income of $593 million adjusted for non-cash items, including depreciation and amortization charges of $743 million and stock-based compensation expense of $145 million, and an increase in deferred revenue of $442 million. These amounts were partially offset by a decrease in income taxes payable of $128 million.

Investing activities

Net cash used in investing activities was $319 million for fiscal 2013 and was primarily due to payments of $336 million for capital expenditures, partially offset by $46 million in net proceeds from the sale of our short-term investments.

Net cash used in investing activities was $318 million for fiscal 2012, which was used to pay for fiscal 2012 acquisitions, net of cash acquired, of $508 million, payments of $286 million for capital expenditures, and $47 million in purchases of short-term investments, partially offset by the gross proceeds from the sale of the joint venture of $530 million.

Net cash used in investing activities of $1.8 billion for fiscal 2011 was due to $1.5 billion of payments for our fiscal 2011 acquisitions, net of cash acquired, and $268 million paid for capital expenditures.

Financing activities

Net cash provided by financing activities of $308 million for fiscal 2013 was primarily due to the proceeds from our issuance of $600 million in principal amount of 2.75% interest-bearing senior notes due June 2017 and $400 million in principal amount of 3.95% interest-bearing senior notes due June 2022, net of discount, of $996 million, and net proceeds from sales of common stock through employee stock plans of $281 million, partially offset by repurchases of our common stock of $826 million and the purchase of additional equity interest in subsidiary of $111 million.

Net cash used in financing activities was $1.4 billion for fiscal 2012, which was due to the repurchases of our common stock of $893 million and repayment of our debt and other obligations of $607 million under the 0.75% notes, partially offset by net proceeds from sales of common stock through employee stock plans of $147 million.

Net cash used in financing activities of $184 million for fiscal 2011 was primarily due to repurchases of common stock of $872 million and repayment of our debt and other obligations of $513 million, partially offset by proceeds from debt issuance, net of discount, of $1.1 billion and net proceeds from sales of common stock through employee stock plans of $122 million.

**Contractual obligations**

The following is a schedule by years of our significant contractual obligations as of March 29, 2013:

| | Payments Due by Period | | | | | |
|---|---|---|---|---|---|---|
| | Total | Fiscal 2014 | Fiscal 2015 and 2016 | Fiscal 2017 and 2018 | Fiscal 2019 and Thereafter | Other |
| | (In millions) | | | | | |
| Senior Notes[1] | $2,100 | $ — | $350 | $600 | $1,150 | $ — |
| Interest payments on Senior Notes[1] | 474 | 73 | 143 | 114 | 144 | — |
| Convertible Senior Notes[2] | 1,000 | 1,000 | — | — | — | — |
| Interest payments on Convertible Senior Notes[2] | 2 | 2 | — | — | — | — |
| Purchase obligations[3] | 440 | 391 | 43 | 6 | — | — |
| Operating leases[4] | 420 | 97 | 131 | 88 | 104 | — |
| Uncertain tax positions[5] | 318 | — | — | — | — | 318 |
| Total | $4,754 | $1,563 | $667 | $808 | $1,398 | $318 |

(1) In fiscal 2011, we issued $350 million in principal amount of 2.75% notes due September 2015 and $750 million in principal amount of 4.20% notes due September 2020. In fiscal 2013, we issued $600 million in principal amount of 2.75% notes due September 2017 and $400 million in principal amount of 3.95% notes due September 2022. Interest payments were calculated based on terms of the related notes. For further information on the notes, see Note 6 of the Notes to Consolidated Financial Statements in this annual report.

(2) In fiscal 2007, we issued $1.0 billion in principal amount of 1.00% notes due June 2013. Interest payments were calculated based on terms of the notes. For further information on the notes, see Note 6 of the Notes to Consolidated Financial Statements.

(3) These amounts are associated with agreements for purchases of goods or services generally including agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. The table above also includes agreements to purchase goods or services that have cancellation provisions requiring little or no payment. The amounts under such contracts are included in the table above because management believes that cancellation of these contracts is unlikely and we expect to make future cash payments according to the contract terms or in similar amounts for similar materials.

(4) We have entered into various noncancelable operating lease agreements that expire on various dates beyond fiscal 2018. The amounts in the table above include $8 million in exited or excess facility costs related to restructuring activities, excluding expected sublease income.

(5) As of March 29, 2013, we reflected $318 million in long-term income taxes payable related to uncertain tax positions. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond the next twelve months due to uncertainties in the timing of the commencement and settlement of potential tax audits and controversies.

***Indemnifications***

In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, subsidiaries and other parties with respect to certain matters, including, but not limited to, losses arising out of our breach of agreements or representations and warranties made by us. In addition, our bylaws contain indemnification obligations to our directors, officers, employees and agents, and we have entered into indemnification agreements with our directors and certain of our officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our bylaws and to provide additional procedural protections. We maintain director and officer insurance, which may cover certain liabilities arising from our obligation to indemnify our directors and officers. It is not possible to determine the aggregate maximum potential loss under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements might not be subject to maximum loss clauses. Historically, we have not incurred material costs as a result of obligations under these agreements and we have not accrued any liabilities related to such indemnification obligations in our Consolidated Financial Statements.

We provide limited product warranties and the majority of our software license agreements contain provisions that indemnify licensees of our software from damages and costs resulting from claims alleging that our software infringes the intellectual property rights of a third party. Historically, payments made under these provisions have been immaterial. We monitor the conditions that are subject to indemnification to identify if a loss has occurred.

## Recently issued authoritative guidance

In December 2011, the Financial Accounting Standards Board ("FASB") issued an accounting standards update that will require us to disclose information about offsetting and related arrangements associated with certain financial and derivative instruments to enable users of our financial statements to better understand the effect of those arrangements on our financial position. In January 2013, the FASB issued another update to clarify the scope of the related instruments, in which the standard applies to bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions. The new guidance will be applicable to us on a retrospective basis in the first quarter of fiscal 2014. We do not expect that this guidance will materially impact our disclosures included in our Consolidated Financial Statements.

In January 2013, the FASB issued an accounting standards update that will require us to release cumulative translation adjustment ("CTA") into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment in a foreign entity, a pro rata portion of CTA attributable to the equity method investment would be recognized in earnings upon sale of the investment. When a parent entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the parent no longer has a controlling financial interest in the foreign entity as a result of the sale. In addition, CTA would be recognized in earnings upon a business combination achieved in stages. The update will be effective, on a prospective basis for events beginning in our 2015 fiscal year and applies to all interim periods. We do not expect that this guidance will materially impact our Consolidated Financial Statements.

In February 2013, the FASB issued an accounting standards update that requires entities to present reclassifications by component when reporting changes in Accumulated other comprehensive income ("AOCI") balances. For significant items reclassified out of AOCI to net income in their entirety, entities are required to report the effect on the line items in the Income Statement, either on the face of the Income Statement or in the notes. For significant items not reclassified to net income in their entirety, entities must cross-reference in the notes to the other disclosures that already provide information about those amounts. This new guidance will be adopted in the first quarter of fiscal 2014 on a prospective basis. We do not expect that this guidance will materially impact our Consolidated Financial Statements.

## Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to various market risks related to fluctuations in interest rates, foreign currency exchange rates, and equity prices. We may use derivative financial instruments to mitigate certain risks in accordance with our investment and foreign exchange policies. We do not use derivatives or other financial instruments for trading or speculative purposes.

### Interest rate risk

As of March 29, 2013, we had $2.10 billion in principal amount of fixed-rate senior notes outstanding, with a carrying amount of $2.10 billion and a fair value of $2.19 billion, which fair value is based on Level 2 inputs of market prices for similar debt instruments and resulting yields. We have performed sensitivity analyses as of March 29, 2013 by using a modeling technique that measures the change in the fair values arising from a hypothetical 50 bps movement in the levels of interest rates across the entire yield curve, with all other variables held constant. On March 29, 2013, a hypothetical 50 bps increase or decrease in market interest rates would change the fair value of the fixed-rate senior notes by a decrease of approximately $57 million and an increase of approximately $59 million, respectively. However, this hypothetical change in interest rates would not impact the interest expense on the fixed-rate debt.

### Foreign currency exchange rate risk

We conduct business in 32 currencies through our worldwide operations and, as such, we are exposed to foreign currency risk. Foreign currency risks are associated with our cash and cash equivalents, investments, receivables, and payables denominated in foreign currencies. Our exposure to foreign currency transaction gains and losses is the result of certain net receivables due from our foreign subsidiaries and customers being denominated in currencies other than the functional currency of the subsidiary, primarily the Euro and Singapore dollar. Our foreign subsidiaries conduct their businesses in local currency. We have entered into foreign exchange forward contracts with up to six months in duration, to offset the foreign exchange risk on certain monetary assets and liabilities denominated in currencies other than the local currency of the subsidiary. We considered the historical trends in currency exchange rates and determined that it was reasonably possible that adverse changes in exchange rates for all currencies could be experienced. The estimated impacts of a five or ten percent appreciation or depreciation in value are as follows:

| | Value of Contracts Given X% Appreciation of Foreign Currency | | | Value of Contracts Given X% Depreciation of Foreign Currency | |
|---|---|---|---|---|---|
| **Foreign Forward Exchange Contracts** | **10%** | **5%** | **Notional Amount** | **(5)%** | **(10)%** |
| | | | **(In millions)** | | |
| Purchased, March 29, 2013 | $321 | $309 | $295 | $279 | $262 |
| Sold, March 29, 2013 | $334 | $349 | $367 | $386 | $408 |

We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure in a manner that entirely offsets the effects of the changes in foreign exchange rates.

### Equity price risk

In June 2006, we issued $1.0 billion principal amount of 1.00% notes due June 2013. The 1.00% notes have a fixed annual interest rate and therefore, we do not have economic interest rate exposure on the convertible senior notes. However, the fair value will increase as interest rates fall and/or our common stock price increases, and decrease as interest rates rise and/or our common stock price decreases. The interest and market value changes affect the fair value of the 1.00% notes, but do not impact our financial position, cash flows, or results of operations due to the fixed nature of the debt obligations. The carrying value of the 1.00% notes was $997 million as of March 29, 2013 which represents the liability component of the $1.0 billion principal balance. The total estimated fair value of our 1.00% notes at March 29, 2013 was $1.29 billion and the fair value was determined based on the closing trading price of $129 per $100 of the 1.00% notes as of that date. See Note 6 of the Notes to Consolidated Financial Statements in this annual report.

## Item 8. *Financial Statements and Supplementary Data*

### Annual financial statements

The Consolidated Financial Statements and related disclosures included in Part IV, Item 15 of this annual report are incorporated by reference into this Item 8.

### Selected quarterly financial data

| | Fiscal 2013 | | | | Fiscal 2012 | | | |
|---|---|---|---|---|---|---|---|---|
| | Mar. 29, 2013 | Dec. 28, 2012 | Sep. 28, 2012 | Jun. 29, 2012 | Mar. 30, 2012[(a)] | Dec. 31, 2010 | Oct. 1, 2010 | Jul. 2, 2010 |
| | (Unaudited) (In millions, except per share data) | | | | | | | |
| Net revenue | $1,748 | $1,791 | $1,699 | $1,668 | $1,681 | $1,715 | $1,681 | $1,653 |
| Gross profit | 1,440 | 1,492 | 1,415 | 1,384 | 1,394 | 1,444 | 1,416 | 1,394 |
| Operating income | 251 | 298 | 305 | 269 | 192 | 300 | 285 | 302 |
| Net income | 188 | 212 | 193 | 172 | 559 | 241 | 182 | 190 |
| Less: Income (loss) attributable to noncontrolling interest | — | — | — | — | — | 1 | — | (1) |
| Net income attributable to Symantec Corporation stockholders | 188 | 212 | 193 | 172 | 559 | 240 | 182 | 191 |
| Net income per share attributable to Symantec Corporation stockholders — basic | $ 0.27 | $ 0.31 | $ 0.27 | $ 0.24 | $ 0.77 | $ 0.33 | $ 0.24 | $ 0.25 |
| Net income per share attributable to Symantec Corporation stockholders — diluted | $ 0.26 | $ 0.30 | $ 0.27 | $ 0.24 | $ 0.76 | $ 0.32 | $ 0.24 | $ 0.25 |

(a) In fiscal 2012, we sold our 49% ownership interest in the joint venture to Huawei for $530 million in cash. The gain of $530 million, offset by costs to sell the joint venture of $4 million, was included in Gain from sale of joint venture in our Consolidated Statements of Income.

## Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

## Item 9A. *Controls and Procedures*

### *a) Evaluation of Disclosure Controls and Procedures*

The SEC defines the term "disclosure controls and procedures" to mean a company's controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our Chief Executive Officer and our Chief Financial Officer have concluded, based on an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) by our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report.

### b) *Management's Report on Internal Control over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for Symantec. Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 29, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Our management has concluded that, as of March 29, 2013, our internal control over financial reporting was effective based on these criteria.

The Company's independent registered public accounting firm has issued an attestation report regarding its assessment of the Company's internal control over financial reporting as of March 29, 2013, which is included in Part IV, Item 15 of this annual report.

### c) *Changes in Internal Control over Financial Reporting*

There were no changes in our internal control over financial reporting during the quarter ended March 29, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

### d) *Limitations on Effectiveness of Controls*

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

## Item 9B. *Other Information*

None

## PART III

**Item 10.** ***Directors, Executive Officers and Corporate Governance***

The information required by this item will be included in an amendment to this annual report on Form 10-K or incorporated by reference from Symantec's definitive proxy statement to be filed pursuant to Regulation 14A.

**Item 11.** ***Executive Compensation***

The information required by this item will be included in an amendment to this annual report on Form 10-K or incorporated by reference from Symantec's definitive proxy statement to be filed pursuant to Regulation 14A.

**Item 12.** ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item will be included in an amendment to this annual report on Form 10-K or incorporated by reference from Symantec's definitive proxy statement to be filed pursuant to Regulation 14A.

**Item 13.** ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item will be included in an amendment to this annual report on Form 10-K or incorporated by reference from Symantec's definitive proxy statement to be filed pursuant to Regulation 14A.

**Item 14.** ***Principal Accountant Fees and Services***

The information required by this item will be included in an amendment to this annual report on Form 10-K or incorporated by reference from Symantec's definitive proxy statement to be filed pursuant to Regulation 14A.

## PART IV

**Item 15.** ***Exhibits, Financial Statement Schedules***

Upon written request, we will provide, without charge, a copy of this annual report, including the Consolidated Financial Statements and financial statement schedule. All requests should be sent to:

**Symantec Corporation**
**Attn: Investor Relations**
**350 Ellis Street**
**Mountain View, California 94043**
**650-527-8000**

The following documents are filed as part of this report:

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Symantec Corporation:

We have audited the accompanying consolidated balance sheets of Symantec Corporation and subsidiaries as of March 29, 2013 and March 30, 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended March 29, 2013. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement schedule listed in Item 15. We also have audited Symantec Corporation's internal control over financial reporting as of March 29, 2013, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Symantec Corporation's management is responsible for these consolidated financial statements, financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A.b). Our responsibility is to express an opinion on these consolidated financial statements, financial statement schedule, and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Symantec Corporation and subsidiaries as of March 29, 2013 and March 30, 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended March 29, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Symantec Corporation maintained, in all material respects, effective internal control over financial reporting as of March 29, 2013, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Santa Clara, California
May 17, 2013

## SYMANTEC CORPORATION

## CONSOLIDATED BALANCE SHEETS

| | March 29, 2013 | March 30, 2012 |
|---|---|---|
| | (In millions, except par value) | |
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 4,685 | $ 3,162 |
| Short-term investments | 62 | 49 |
| Trade accounts receivable, net | 1,031 | 940 |
| Inventories | 24 | 28 |
| Deferred income taxes | 198 | 205 |
| Other current assets | 315 | 249 |
| Total current assets | 6,315 | 4,633 |
| Property and equipment, net | 1,122 | 1,100 |
| Intangible assets, net | 977 | 1,337 |
| Goodwill | 5,841 | 5,826 |
| Other long-term assets | 124 | 124 |
| Total assets | $14,379 | $13,020 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 334 | $ 324 |
| Accrued compensation and benefits | 422 | 416 |
| Deferred revenue | 3,496 | 3,444 |
| Current portion of long-term debt | 997 | — |
| Other current liabilities | 313 | 321 |
| Total current liabilities | 5,562 | 4,505 |
| Long-term debt | 2,094 | 2,039 |
| Long-term deferred revenue | 521 | 529 |
| Long-term deferred tax liabilities | 403 | 288 |
| Long-term income taxes payable | 318 | 393 |
| Other long-term obligations | 60 | 94 |
| Total liabilities | 8,958 | 7,848 |
| Commitments and contingencies (Note 8) | | |
| Stockholders' equity: | | |
| Symantec Corporation stockholders' equity: | | |
| Common stock (par value: $0.01, 3,000 shares authorized; 912 and 938 shares issued at March 29, 2013 and March 30, 2012; 698 and 724 shares outstanding at March 29, 2013 and March 30, 2012) | 7 | 7 |
| Additional paid-in capital | 7,313 | 7,773 |
| Accumulated other comprehensive income | 197 | 173 |
| Accumulated deficit | (2,096) | (2,859) |
| Total Symantec Corporation stockholders' equity | 5,421 | 5,094 |
| Noncontrolling interest in subsidiary | — | 78 |
| Total stockholders' equity | 5,421 | 5,172 |
| Total liabilities and stockholders' equity | $14,379 | $13,020 |

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

## SYMANTEC CORPORATION

## CONSOLIDATED STATEMENTS OF INCOME

| | Year Ended | | |
|---|---|---|---|
| | March 29, 2013 | March 30, 2012 | April 1, 2011 |
| | (In millions, except per share data) | | |
| Net revenue: | | | |
| Content, subscription, and maintenance | $6,021 | $5,823 | $5,242 |
| License | 885 | 907 | 948 |
| Total net revenue | 6,906 | 6,730 | 6,190 |
| Cost of revenue: | | | |
| Content, subscription, and maintenance | 1,017 | 943 | 903 |
| License | 89 | 48 | 27 |
| Amortization of intangible assets | 69 | 91 | 115 |
| Total cost of revenue | 1,175 | 1,082 | 1,045 |
| Gross profit | 5,731 | 5,648 | 5,145 |
| Operating expenses: | | | |
| Sales and marketing | 2,735 | 2,814 | 2,622 |
| Research and development | 1,012 | 969 | 862 |
| General and administrative | 450 | 437 | 390 |
| Amortization of intangible assets | 286 | 289 | 270 |
| Restructuring and transition | 125 | 56 | 92 |
| Impairment of intangible assets | — | 4 | 27 |
| Loss and impairment of assets held for sale | — | — | 2 |
| Total operating expenses | 4,608 | 4,569 | 4,265 |
| Operating income | 1,123 | 1,079 | 880 |
| Interest income | 12 | 13 | 10 |
| Interest expense | (139) | (115) | (143) |
| Other income (expense), net | 27 | (6) | (2) |
| Loss on early extinguishment of debt | — | — | (16) |
| Loss from joint venture | — | (27) | (31) |
| Gain from sale of joint venture | — | 526 | — |
| Income before income taxes | 1,023 | 1,470 | 698 |
| Provision for income taxes | 258 | 298 | 105 |
| Net income | 765 | 1,172 | 593 |
| Less: Loss attributable to noncontrolling interest | — | — | (4) |
| Net income attributable to Symantec Corporation stockholders | $ 765 | $1,172 | $ 597 |
| Net income per share attributable to Symantec Corporation stockholders — basic | $ 1.09 | $ 1.58 | $ 0.77 |
| Net income per share attributable to Symantec Corporation stockholders — diluted | $ 1.08 | $ 1.57 | $ 0.76 |
| Weighted-average shares outstanding attributable to Symantec Corporation stockholders — basic | 701 | 741 | 778 |
| Weighted-average shares outstanding attributable to Symantec Corporation stockholders — diluted | 711 | 748 | 786 |

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

## SYMANTEC CORPORATION

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

| | Year Ended | | |
|---|---|---|---|
| | March 29, 2013 | March 30, 2012 | April 1, 2011 |
| | | (In millions) | |
| Net income | $765 | $1,172 | $593 |
| Other comprehensive income, net of taxes: | | | |
| Foreign currency translation adjustments: | | | |
| Translation adjustments | 5 | 1 | (8) |
| Reclassification adjustments for realized loss included in net income | 2 | 3 | 21 |
| Net foreign currency translation adjustments | 7 | 4 | 13 |
| Unrealized gain (loss) on available-for-sale securities, net of taxes of $11 million, $0 million, and $0 million for fiscal 2013, 2012, and 2011, respectively | 15 | — | (1) |
| Other comprehensive income, net of taxes | 22 | 4 | 12 |
| Comprehensive income | 787 | 1,176 | 605 |
| Less: Comprehensive (loss) income attributable to noncontrolling interest | (2) | 2 | (4) |
| Comprehensive income attributable to Symantec Corporation stockholders | $789 | $1,174 | $609 |

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

## SYMANTEC CORPORATION

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| | Common Stock | | Additional Paid-In Capital | Accumulated Other Comprehensive Income | Accumulated Earnings (Deficit) | Total Symantec Corporation Stockholders' Equity | Noncontrolling Interest in Subsidiary | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | |
| Balance as of April 2, 2010 | 798 | $ 8 | $8,990 | $159 | $(4,609) | $4,548 | $ — | $4,548 |
| Components of comprehensive income: | | | | | | | | |
| Net income (loss) | — | — | — | — | 597 | 597 | (4) | 593 |
| Other comprehensive income | — | — | — | 12 | — | 12 | — | 12 |
| Issuance of common stock under employee stock plans | 7 | — | 122 | — | — | 122 | — | 122 |
| Repurchases of common stock | (57) | — | (870) | — | — | (870) | (2) | (872) |
| Tax payments related to restricted stock units | 5 | — | (28) | — | — | (28) | — | (28) |
| Stock-based compensation, net of estimated forfeitures | 5 | — | 146 | — | — | 146 | — | 146 |
| Noncontrolling interest in subsidiary | — | — | — | — | — | — | 84 | 84 |
| Dividend declared to noncontrolling interest in subsidiary | — | — | — | — | — | — | (1) | (1) |
| Adjustments to goodwill related to stock options assumed in business combination | — | — | 1 | — | — | 1 | — | 1 |
| Balances as of April 1, 2011 | 758 | 8 | 8,361 | 171 | (4,012) | 4,528 | 77 | 4,605 |
| Cumulative effect adjustment to retained earnings | | | | | (19) | (19) | — | (19) |
| Beginning balance as adjusted | | | | | | 4,509 | 77 | 4,586 |
| Net income | — | — | — | — | 1,172 | 1,172 | — | 1,172 |
| Other comprehensive income | — | — | — | 2 | — | 2 | 2 | 4 |
| Issuance of common stock under employee stock plans | 11 | — | 147 | — | — | 147 | — | 147 |
| Repurchases of common stock | (51) | (1) | (892) | — | — | (893) | — | (893) |
| Tax payments related to restricted stock units | 6 | — | (41) | — | — | (41) | — | (41) |
| Stock-based compensation, net of estimated forfeitures | — | — | 161 | — | — | 161 | — | 161 |
| Income tax benefit from employee stock transactions | — | — | 30 | — | — | 30 | — | 30 |
| Dividend declared to noncontrolling interest in subsidiary | — | — | — | — | — | — | (1) | (1) |
| Adjustments to goodwill related to stock options assumed in business combination | — | — | 7 | — | — | 7 | — | 7 |
| Balances as of March 30, 2012 | 724 | 7 | 7,773 | 173 | (2,859) | 5,094 | 78 | 5,172 |
| Net income | — | — | — | — | 765 | 765 | — | 765 |
| Other comprehensive income (loss) | — | — | — | 24 | — | 24 | (2) | 22 |
| Issuance of common stock under employee stock plans | 17 | — | 281 | — | | 281 | — | 281 |
| Repurchase of common stock | (49) | — | (826) | — | — | (826) | — | (826) |
| Tax payments related to restricted stock units | 5 | — | (36) | — | — | (36) | — | (36) |
| Stock-based compensation, net of estimated forfeitures | — | — | 165 | — | — | 165 | — | 165 |
| Income tax benefit from employee stock transactions | — | — | (11) | — | — | (11) | — | (11) |
| Purchase of additional equity interest in subsidiary | — | — | (33) | — | (2) | (35) | (76) | (111) |
| Balances as of March 29, 2013 | 697 | $ 7 | $7,313 | $197 | $(2,096) | $5,421 | $ — | $5,421 |

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

# SYMANTEC CORPORATION

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended | | |
|---|---|---|---|
| | March 29, 2013 | March 30, 2012 | April 1, 2011 |
| | (In millions) | | |
| ***OPERATING ACTIVITIES:*** | | | |
| Net income | $ 765 | $ 1,172 | $ 593 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation | 283 | 273 | 257 |
| Amortization of intangible assets | 355 | 380 | 385 |
| Amortization of debt issuance costs and discounts | 60 | 59 | 101 |
| Stock-based compensation expense | 164 | 164 | 145 |
| Deferred income taxes | 44 | 15 | 5 |
| Excess income tax benefit from the exercise of stock options | (11) | (8) | (7) |
| Impairment of intangible assets | — | 4 | 27 |
| Net gain from sale of joint venture | — | (526) | — |
| Loss from joint venture | — | 27 | 31 |
| Liquidation of foreign entities | 2 | 3 | 21 |
| Other | 14 | (1) | 5 |
| Net change in assets and liabilities, excluding effects of acquisitions: | | | |
| Trade accounts receivable, net | (107) | 89 | (88) |
| Inventories | 4 | 2 | (4) |
| Accounts payable | 33 | 30 | 2 |
| Accrued compensation and benefits | 12 | (31) | 72 |
| Deferred revenue | 119 | 177 | 442 |
| Income taxes payable | (31) | 39 | (128) |
| Other assets | (68) | (14) | 6 |
| Other liabilities | (45) | 47 | (71) |
| Net cash provided by operating activities | 1,593 | 1,901 | 1,794 |
| ***INVESTING ACTIVITIES:*** | | | |
| Purchases of property and equipment | (336) | (286) | (268) |
| Proceeds from sale of property and equipment | — | — | 30 |
| Cash payments for acquisitions, net of cash acquired | (28) | (508) | (1,537) |
| Purchases of equity investments | — | (10) | (7) |
| Proceeds from sale of joint venture | — | 530 | — |
| Purchases of short-term investments | — | (47) | — |
| Proceeds from sale of short-term investments | 46 | 3 | 20 |
| Other | (1) | — | 2 |
| Net cash used in investing activities | (319) | (318) | (1,760) |
| ***FINANCING ACTIVITIES:*** | | | |
| Net proceeds from sales of common stock under employee stock benefit plans | 281 | 147 | 122 |
| Excess income tax benefit from the exercise of stock options | 11 | 8 | 7 |
| Tax payments related to restricted stock units | (36) | (41) | (28) |
| Repurchases of common stock | (826) | (893) | (872) |
| Purchase of additional equity interest in subsidiary | (111) | — | — |
| Repayments of debt and other obligations | — | (607) | (513) |
| Proceeds from debt issuance, net of discount | 996 | — | 1,097 |
| Proceeds from sale of bond hedge | — | — | 13 |
| Debt issuance costs | (7) | — | (10) |
| Net cash provided by (used in) financing activities | 308 | (1,386) | (184) |
| Effect of exchange rate fluctuations on cash and cash equivalents | (59) | 15 | 71 |
| Change in cash and cash equivalents | 1,523 | 212 | (79) |
| Beginning cash and cash equivalents | 3,162 | 2,950 | 3,029 |
| Ending cash and cash equivalents | $4,685 | $ 3,162 | $ 2,950 |
| **Supplemental cash flow disclosures:** | | | |
| Income taxes paid (net of refunds) | $ 252 | $ 234 | $ 224 |
| Interest expense paid | $ 69 | $ 56 | $ 38 |

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

## SYMANTEC CORPORATION

### Notes to Consolidated Financial Statements

**Note 1. Summary of Significant Accounting Policies**

**Business**

Symantec Corporation ("we," "us," "our," and "the Company" refer to Symantec Corporation and all of its subsidiaries) is a global leader in security, backup and availability solutions. Our innovative products and services protect people and information in any digital environment – from the smallest mobile device, to the enterprise data center, to cloud-based systems. Our software and services protect against advanced threats independent of the device and environment in which information is used or stored.

**Principles of consolidation**

The accompanying consolidated financial statements of Symantec Corporation and its wholly-owned subsidiaries are prepared in conformity with generally accepted accounting principles in the U.S. Noncontrolling interest positions of certain of our consolidated entities are reported as a separate component of consolidated equity from the equity attributable to our stockholders for fiscal 2012 and 2011. In fiscal 2013, an entity in which we held a noncontrolling interest became a wholly-owned subsidiary. See Note 14 for details. All significant intercompany accounts and transactions have been eliminated.

**Fiscal calendar**

We have a 52/53-week fiscal year ending on the Friday closest to March 31. Our fiscal 2013, 2012, and 2011 were 52-week years and our 2014 fiscal year will consist of 52 weeks.

**Use of estimates**

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are based upon historical factors, current circumstances and the experience and judgment of management. Management evaluates its assumptions and estimates on an ongoing basis and may engage outside subject matter experts to assist in its valuations. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include those related to the allocation of revenue recognized and deferred amounts, valuation of goodwill, intangible assets and long-lived assets, valuation of stock-based compensation, contingencies and litigation, and the recognition and measurement of current and deferred income taxes (including the measurement of uncertain tax positions).

**Foreign currency**

The functional currency of our foreign subsidiaries is generally the local foreign currency. Assets and liabilities denominated in non-functional currencies are remeasured into the functional currencies at current exchange rates, and the gains or losses from such remeasurement are recorded in Other income (expense), net. Assets and liabilities denominated in foreign currencies are translated using the exchange rate on the balance sheet dates. Revenues and expenses are translated using monthly average exchange rates prevailing during the year. The translation adjustments resulting from this process are included as a component of Accumulated other comprehensive income. Deferred tax assets and liabilities are established on the cumulative translation adjustment attributable to unremitted foreign earnings that are not intended to be indefinitely reinvested. In the event of liquidation of a foreign subsidiary, the cumulative translation adjustment attributable to that foreign subsidiary is reclassified from Accumulated other comprehensive income and included in Other income (expense), net. For fiscal 2013, 2012 and 2011, net foreign currency transaction losses were $6 million, $6 million, and $29 million, respectively. These net losses are included in Other income (expense), net, in our Consolidated Statements of Income.

### Revenue recognition

We market and distribute our software products both as stand-alone products and as integrated product suites. We recognize revenue when 1) persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) fees are fixed or determinable and 4) collectability is probable. If we determine that any one of the four criteria is not met, we will defer recognition of revenue until all the criteria are met.

We derive revenue primarily from sales of content, subscriptions, and maintenance and licenses. We present revenue net of sales taxes and any similar assessments.

Content, subscriptions, and maintenance revenue includes arrangements for software maintenance and technical support for our products, content and subscription services primarily related to our security products, revenue from arrangements where vendor-specific objective evidence ("VSOE") of the fair value of undelivered elements does not exist, arrangements for managed security services, and Software-as-a-Service ("SaaS") offerings. These arrangements are generally offered to our customers over a specified period of time, and we recognize the related revenue ratably over the maintenance, subscription, or service period. We enter into perpetual software license agreements through direct sales to customers and indirect sales with distributors and resellers. The license agreements generally include product maintenance agreements, for which the related revenue is included with Content, subscriptions, and maintenance and is deferred and recognized ratably over the period of the agreements.

Content, subscriptions, and maintenance revenue also includes professional services revenue, which consists primarily of the fees we earn related to consulting and educational services. We generally recognize revenue from professional services as the services are performed or upon written acceptance from customers, if applicable, assuming all other conditions for revenue recognition noted above have been met.

License revenue is derived primarily from the licensing of our various products and technology. We generally recognize license revenue upon delivery of the product, assuming all other conditions for revenue recognition noted above have been met. License revenue also includes appliance product revenue. We generally recognize appliance product revenue as each product is delivered, assuming all other conditions for revenue recognition noted above have been met.

For software arrangements that include multiple elements, including perpetual software licenses, maintenance, services, and packaged products with content updates and subscriptions, we allocate and defer revenue for the undelivered items based on VSOE of the fair value of the undelivered elements, and recognize the difference between the total arrangement fee and the amount deferred for the undelivered items as license revenue. VSOE of each element is based on historical evidence of our stand-alone sales of these elements to third parties or from the stated renewal rate for the undelivered elements. When VSOE does not exist for undelivered items, the entire arrangement fee is recognized ratably over the performance period. Our deferred revenue consists primarily of the unamortized balance of enterprise product maintenance, consumer product content updates, managed security services, subscriptions, and arrangements where VSOE does not exist for an undelivered element.

For arrangements that include both software and non-software elements, we allocate revenue to the software deliverables as a group and non-software deliverables based on their relative selling prices. In such circumstances, the accounting principles establish a hierarchy to determine the selling price used for allocating revenue to the deliverables as follows: (i) VSOE, (ii) third-party evidence of selling price ("TPE") and (iii) the best estimate of the selling price ("ESP"). Our appliance products, SaaS and certain other services are considered to be non-software elements in our arrangements.

When we are unable to establish a selling price using VSOE or TPE, we use ESP in the allocation of arrangement consideration. The objective of ESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. The determination of ESP is made through consultation with and formal approval by our management, taking into consideration the go-to-market strategy, pricing factors, and historical transactions.

***Indirect channel sales***

We sell consumer packaged software products through a multi-tiered distribution channel. For consumer products that include content updates, we recognize revenue ratably over the term of the subscription upon sell-through to end-users, as the subscription period commences on the date of sale to the end-user. For most other consumer products, we recognize packaged product revenue on distributor and reseller channel inventory that is not in excess of specified inventory levels in these channels. We offer the right of return of our products under various policies and programs with our distributors, resellers, and end-user customers. We estimate and record reserves for product returns as an offset to revenue or deferred revenue. We fully reserve for obsolete products in the distribution channel as an offset to deferred revenue for products with content updates and to revenue for all other products.

For security and storage products, we generally recognize revenue from the licensing of software products through our indirect sales channel upon sell-through or with evidence of an end-user. For licensing of our software to Original Equipment Manufacturers ("OEMs"), royalty revenue is recognized when the OEM reports the sale of the software products to an end-user, generally on a quarterly basis. In addition to license royalties, some OEMs pay an annual flat fee and/or support royalties for the right to sell maintenance and technical support to the end-user. We recognize revenue from OEM support royalties and fees ratably over the term of the support agreement.

We offer channel and end-user rebates for our products. Our estimated reserves for channel volume incentive rebates are based on distributors' and resellers' actual performance against the terms and conditions of volume incentive rebate programs, which are typically entered into quarterly. Our reserves for end-user rebates are estimated based on the terms and conditions of the promotional program, actual sales during the promotion, the amount of actual redemptions received, historical redemption trends by product and by type of promotional program, and the value of the rebate. We estimate and record reserves for channel and end-user rebates as an offset to revenue or deferred revenue. As of March 29, 2013 and March 30, 2012, we had reserves for rebates of $79 million and $73 million, respectively. For consumer products that include content updates, rebates are recorded as a ratable offset to revenue or deferred revenue over the term of the subscription.

**Financial instruments**

For assets and liabilities measured at fair value, such amounts are based on an expected exit price representing the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs used in valuation techniques are assigned a hierarchical level.

The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

*Cash equivalents.* We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at amounts that approximate fair value due to the short period of time to maturity.

*Short-term investments.* Short-term investments primarily consist of marketable equity securities that are classified as available-for-sale and recognized at fair value using Level 1 inputs, which are quoted market prices for identical securities. Unrealized gains and losses, net of tax, are included in Accumulated other comprehensive income. We regularly review our investment portfolio to identify and evaluate investments that have indications of impairment. Factors considered in determining whether a loss is other-than-temporary include: the length of time and extent to which the fair value has been lower than the cost basis, the financial condition and near-term prospects of the investee, credit quality, likelihood of recovery, and our ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

*Equity investments.* We make equity investments in privately-held companies whose businesses are complementary to our business. These investments are accounted for under the cost method of accounting, as we hold less than 20% of the voting stock outstanding and do not exert significant influence over these companies. The investments are included in Other long-term assets. We assess the recoverability of these investments by reviewing various indicators of impairment. If indicators are present, a fair value measurement is made by performing a discounted cash flow analysis of the investment. If a decline in value is determined to be other-than-temporary, impairment would be recognized and included in Other income (expense), net. As of March 29, 2013 and March 30, 2012, we held equity investments in privately-held companies of $14 million and $40 million, respectively.

*Debt.* Our debt includes senior notes, convertible senior notes, and a revolving credit facility. Our senior notes and convertible senior notes are recorded at cost based upon par value at issuance less discounts. The discount associated with our senior notes represents the amount by which the face value exceeds the issuance price. For the convertible senior notes, the liability component is recognized at fair value on the issuance date, based on the fair value of a similar instrument (Level 2 inputs) that does not have a conversion feature at issuance. The equity component (also known as "discount") is the excess of the principal amount of the convertible senior notes over the fair value of the liability component and represents the estimated fair value of the conversion feature. Such amount is reflected in Additional paid-in capital. The discount and issuance costs (recognized initially in the Other long-term assets) are amortized using the effective interest rate method over the term of the debt as a non-cash charge to interest expense. Borrowings under our $1 billion senior unsecured revolving credit facility ("credit facility") would be recognized at cost plus accrued interest based upon stated interest rates.

**Trade accounts receivable**

Trade accounts receivable are recorded at the invoiced amount and are not interest bearing. We maintain an allowance for doubtful accounts to reserve for potentially uncollectible trade receivables. Additions to the allowance for doubtful accounts are recorded as General and administrative expenses. We review our trade receivables by aging category to identify specific customers with known disputes or collectability issues. In addition, we maintain an allowance for all other receivables not included in the specific reserve by applying specific percentages of projected uncollectible receivables to the various aging categories. In determining these percentages, we analyze our historical collection experience and current economic trends. We exercise judgment when determining the adequacy of these reserves as we evaluate historical bad debt trends, general economic conditions in the U.S. and internationally, and changes in customer financial conditions. We also offset deferred revenue against accounts receivable when channel inventories are in excess of specified levels and for transactions where collection of a receivable is not considered probable.

The following table summarizes trade accounts receivable, net of allowances and reserves, for the periods presented:

| | As of | |
|---|---|---|
| | March 29, 2013 | March 30, 2012 |
| | (In millions) | |
| Trade accounts receivable | $1,054 | $962 |
| Less: allowance for doubtful accounts | (5) | (5) |
| Less: reserve for product returns | (18) | (17) |
| Trade accounts receivable, net | $1,031 | $940 |

## Inventories

Inventories are carried at the lower of cost or market. Cost is principally determined using the first-in, first-out method. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for estimated excess, obsolescence or impaired balances. Inventory predominantly consists of deferred costs of revenue and finished goods. Deferred costs of revenue were $15 million as of March 29, 2013 and $20 million as of March 30, 2012. Finished goods were $11 million as of March 29, 2013 and $11 million as of March 30, 2012.

## Property and equipment

Property, equipment, and leasehold improvements are stated at cost, net of accumulated depreciation. We capitalize costs incurred during the application development stage related to the development of internal use software and enterprise cloud computing services. We expense costs incurred related to the planning and post-implementation phases of development as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets. Buildings are depreciated over 20 to 30 years. Leasehold improvements are depreciated over the lesser of the life of the improvement or the initial lease term. Computer hardware and software, and office furniture and equipment are depreciated over three to five years.

The following table summarizes property and equipment, net of accumulated depreciation by categories for the periods presented:

| | As of | |
|---|---|---|
| | March 29, 2013 | March 30, 2012 |
| | (In millions) | |
| Computer hardware and software | $ 1,820 | $ 1,640 |
| Office furniture and equipment | 172 | 176 |
| Buildings | 530 | 489 |
| Leasehold improvements | 310 | 284 |
| | 2,832 | 2,589 |
| Less: accumulated depreciation | (1,853) | (1,663) |
| | 979 | 926 |
| Construction in progress | 64 | 95 |
| Land | 79 | 79 |
| Property and equipment, net | $ 1,122 | $ 1,100 |

Depreciation expense was $283 million, $273 million, and $257 million in fiscal 2013, 2012, and 2011, respectively.

**Business combinations**

We use the acquisition method of accounting under the authoritative guidance on business combinations. Each acquired company's operating results are included in our consolidated financial statements starting on the date of acquisition. The purchase price is equivalent to the fair value of consideration transferred. Tangible and identifiable intangible assets acquired and liabilities assumed as of the date of acquisition are recorded at the acquisition date fair value. Goodwill is recognized for the excess of purchase price over the net fair value of assets acquired and liabilities assumed.

Amounts allocated to assets and liabilities are based upon fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to the identifiable intangible assets. Management makes estimates of fair value based upon assumptions believed to be reasonable and that of a market participant. These estimates are based on historical experience and information obtained from the management of the acquired companies and the estimates are inherently uncertain. The separately identifiable intangible assets generally include developed technology, customer relationships and trade names. We estimate the fair value of deferred revenue related to product support assumed in connection with acquisitions. The estimated fair value of deferred revenue is determined by estimating the costs related to fulfilling the obligations plus a normal profit margin. The estimated costs to fulfill the support contracts are based on the historical direct costs related to providing the support.

For any given acquisition, we may identify certain pre-acquisition contingencies. We estimate the fair value of such contingencies, which are included under the acquisition method as part of the assets acquired or liabilities assumed, as appropriate. Differences from these estimates are recorded in our Consolidated Statements of Income in the period in which they are identified.

### Goodwill and intangible assets

*Goodwill.* Our methodology for allocating the purchase price relating to acquisitions is determined through established valuation techniques. Goodwill is measured as the excess of the cost of the acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We review goodwill for impairment for each reporting unit on an annual basis during the fourth quarter of the fiscal year and whenever events or changes in circumstances indicate the carrying value of goodwill may be impaired. A qualitative assessment is first made to determine whether it is necessary to perform quantitative testing. This initial assessment includes, among others, consideration of: (i) past, current and projected future earnings and equity; (ii) recent trends and market conditions; and (iii) valuation metrics involving similar companies that are publicly-traded and acquisitions of similar companies, if available. If this initial qualitative assessment indicates that it is more likely than not that impairment exists, a second analysis is performed, involving a comparison between the estimated fair values of our reporting units with their respective carrying amounts including goodwill. If the carrying value exceeds estimated fair value, there is an indication of potential impairment, and a third analysis is performed to measure the amount of impairment. The third analysis involves calculating an implied fair value of goodwill by measuring the excess of the estimated fair value of the reporting unit over the aggregate estimated fair values of the individual assets less liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, an impairment charge is recorded for the excess.

To determine the reporting units' fair values in the second step, we would use the income approach which is based on the estimated discounted future cash flows of that reporting unit. The estimated fair value of each reporting unit under the income approach is corroborated with the market approach which measures the value of a business through an analysis of recent sales or offerings of a comparable entity. We also consider our market capitalization on the date of the analysis to ensure the reasonableness of the sum of our reporting units' estimated fair value.

Our cash flow assumptions are based on historical and forecasted revenue, operating costs, and other relevant factors. To determine the reporting units' carrying values, we allocated assets and liabilities based on either specific identification or by using judgment for the remaining assets and liabilities that are not specific to a reporting unit. Goodwill was allocated to the reporting units based on a combination of specific identification and relative fair values.

*Intangible assets.* In connection with our acquisitions, we generally recognize assets for customer relationships, developed technology (which consists of acquired product rights, technologies, databases, and contracts), in-process research and development, trademarks, and trade names. Indefinite-lived intangible assets are not subject to amortization. Finite-lived intangible assets are carried at cost less accumulated amortization. Such amortization is provided on a straight-line basis over the estimated useful lives of the respective assets, generally from one to eleven years. Amortization for developed technology is recognized in Cost of revenue. Amortization for customer relationships and certain trade names is recognized in Operating expenses.

We assess the impairment of identifiable intangible assets whenever events or changes in circumstances indicate that an asset group's carrying amount may not be recoverable. Recoverability of certain finite-lived intangible assets, particularly customer relationships and finite-lived trade names, would be measured by the comparison of the carrying amount of the asset group to which the assets are assigned to the sum of the undiscounted estimated future cash flows the asset group is expected to generate. If an asset is considered to be impaired, such amount would be measured as the difference between the carrying amount of the asset and its fair value. Recoverability and impairment of other finite-lived intangible assets, particularly developed technology and patents, would be measured by the comparison of the carrying amount of the asset to the sum of undiscounted estimated future product revenues offset by estimated future costs to dispose of the product. In addition, for indefinite-lived intangible assets, we review such assets for impairment on an annual basis consistent with the timing of the annual evaluation for goodwill. Similar to goodwill impairment testing, a qualitative assessment is first made to determine whether it is necessary to perform quantitative testing. This initial assessment includes, among others, consideration of: (i) past, current and projected future revenues; (ii) recent trends and market conditions, including discount rates among others; and (iii) valuation metrics, such as royalty rates, involving similar companies that are publicly-traded, if available. If this initial qualitative assessment indicates that it is more likely than not that impairment exists, a second step analysis is performed, involving a comparison between the fair values of the asset or asset group with its respective carrying amounts and the impairment amount is measured as the excess of the carrying amount over the fair value. These assets generally include trade names and trademarks. Recoverability of indefinite-lived intangible assets would be measured by the comparison of the carrying amount of the asset to the sum of the discounted estimated future cash flows the asset or asset group is expected to generate. If an asset group is considered to be impaired, such amount would be measured as the difference between the carrying amount of the asset group and its fair value. Our cash flow assumptions are based on historical and future revenue, operating costs, and other relevant factors. Assumptions and estimates about the remaining useful lives of our intangible assets are subjective and are affected by changes to our business strategies. These estimates may be subject to change.

**Restructuring**

Restructuring actions generally include significant actions involving employee-related severance charges and contract termination costs. Employee-related severance charges are largely based upon substantive severance plans, while some are mandated requirements in certain foreign jurisdictions. These charges are reflected in the period when both the actions are probable and the amounts are estimable, which typically is when management approves the identified employees to be terminated. Contract termination costs primarily reflect costs that will continue to be incurred under the contract for its remaining term without economic benefit to the Company. These charges are reflected in the period when the facility is ceased being used.

**Income taxes**

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards in each jurisdiction in which we operate. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

We are required to compute our income taxes in each federal, state, and international jurisdiction in which we operate. This process requires that we estimate the current tax exposure as well as assess temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes. The income tax effects of the differences we identify are classified as current or long-term deferred tax assets and liabilities in our Consolidated Balance Sheets. Our judgments, assumptions, and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws, and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax laws or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our Consolidated Balance Sheets and Consolidated Statements of Income. We must also assess the likelihood that deferred tax assets will be realized from future taxable income and, based on this assessment, establish a valuation allowance, if required. Our determination of our valuation allowance is based upon a number of assumptions, judgments, and estimates, including forecasted earnings, future taxable income, and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. To the extent we establish a valuation allowance or change the valuation allowance in a period, we reflect the change with a corresponding increase or decrease to our tax provision in our Consolidated Statements of Income.

We apply the authoritative guidance on income taxes that prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

This guidance prescribes a two-step process to determine the amount of tax benefit to be recognized. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

**Stock-based compensation**

Stock-based compensation is measured at the grant date based on the fair value of the award and is generally recognized as expense ratably on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. No compensation cost is ultimately recognized for awards for which employees do not render the requisite service and are forfeited.

*Fair value of stock-based awards.* We have five types of stock-based awards: stock options, restricted stock units, restricted stock awards, performance-based restricted stock units, and performance-contingent stock units. The fair value methodologies and the assumptions and inputs used to derive those fair values are the following:

- *Stock options.* We use the Black-Scholes-Merton option pricing model ("BSM model") to determine the fair value of stock options. The determination of the grant date fair value of options using an option pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected life of the awards, actual and projected employee stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends. We estimate the expected life of options granted based on an analysis of our historical experience of employee exercise and post-vesting termination behavior considered in relation to the contractual life of the option. Expected volatility is based on the average of historical volatility for the period commensurate with the expected life of the option and the implied volatility of traded options. The risk-free interest rate is equal to the U.S. Treasury constant maturity rates for the period equal to the expected life. For all historical periods presented, we have not paid cash dividends on our common stock, and therefore our expected dividend rate was zero for all such periods presented.

- *Restricted stock units and restricted stock awards.* The fair value of each Restricted Stock Unit ("RSU") and Restricted Stock Award ("RSA") is equal to the market value of Symantec's common stock on the date of grant.
- *Performance-based restricted stock units and performance-contingent stock units.* We use the Monte Carlo simulation option pricing model ("Monte Carlo model") to determine the fair value of each performance-based restricted stock unit ("PRU") and the fair value and derived service period of each performance-contingent stock unit ("PCSU"). The determination of the grant date fair value and derived service periods using a simulation model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected life of the awards, risk-free interest rates and expected dividends. Expected volatility is based on the average of historical volatility for the period commensurate with the expected life of the PRUs and PCSUs. The risk-free interest rate is equal to the U.S. Treasury constant maturity rates for the period equal to the expected life. For all historical periods presented, we have not paid cash dividends on our common stock, and therefore our expected dividend rate was zero for all such periods presented. The compensation expense for PRUs is initially based on the probability of achieving the target level of the company-specific performance condition, and will be adjusted for subsequent changes in the estimated or actual outcome of this performance condition. The compensation expense for PCSUs is amortized ratably using the graded vesting attribution method over the derived service periods.

Changes in the valuation assumptions and our related estimates may change the fair value for stock-based compensation and the related expense recognized. There have not been any material changes to our stock-based compensation expense due to changes in our valuation assumptions. For information regarding a subsequent event announcing the declaration of a quarterly dividend, see Note 15 of the Notes to Consolidated Financial Statements.

### Concentrations of credit risk

A significant portion of our revenue and net income is derived from international sales and independent agents and distributors. Fluctuations of the U.S. dollar against foreign currencies, changes in local regulatory or economic conditions, piracy, or nonperformance by independent agents or distributors could adversely affect operating results.

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, and trade accounts receivable. Our investment policy limits the amount of credit risk exposure to any one issuer and to any one country. We are exposed to credit risks in the event of default by the issuers to the extent of the amount recorded in our Consolidated Balance Sheets. The credit risk in our trade accounts receivable is substantially mitigated by our credit evaluation process, reasonably short collection terms, and the geographical dispersion of sales transactions. We maintain reserves for potential credit losses and such losses have been within management's expectations. See Note 10 for details of significant customers.

### Advertising and other promotional costs

Advertising and other promotional costs are charged to operations as incurred and included in Operating expenses. These costs totaled $594 million, $667 million, and $668 million for fiscal 2013, 2012, and 2011, respectively.

### Recently issued authoritative guidance

In December 2011, the Financial Accounting Standards Board ("FASB") issued an accounting standards update that will require us to disclose information about offsetting and related arrangements associated with certain financial and derivative instruments to enable users of our financial statements to better understand the effect of those arrangements on our financial position. In January 2013, the FASB issued another update to clarify the scope of the related instruments, in which the standard applies to bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions. The new guidance will be applicable to us on a retrospective basis in the first quarter of fiscal 2014. We do not expect that this guidance will materially impact our disclosures included in our Consolidated Financial Statements.

In January 2013, the FASB issued an accounting standards update that will require us to release cumulative translation adjustment ("CTA") into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment in a foreign entity, a pro rata portion of CTA attributable to the equity method investment would be recognized in earnings upon sale of the investment. When a parent entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the parent no longer has a controlling financial interest in the foreign entity as a result of the sale. In addition, CTA would be recognized in earnings upon a business combination achieved in stages. The update will be effective, on a prospective basis for events beginning in our 2015 fiscal year and applies to all interim periods. We do not expect that this guidance will materially impact our consolidated financial statements.

In February 2013, the FASB issued an accounting standards update that requires entities to present reclassifications by component when reporting changes in Accumulated other comprehensive income ("AOCI") balances. For significant items reclassified out of AOCI to net income in their entirety, entities are required to report the effect on the line items in the Income Statement, either on the face of the Income Statement or in the notes. For significant items not reclassified to net income in their entirety, entities must cross-reference in the notes to the other disclosures that already provide information about those amounts. This new guidance will be adopted in the first quarter of fiscal 2014 on a prospective basis. We do not expect that this guidance will materially impact our consolidated financial statements.

## Note 2. Fair Value Measurements

For assets and liabilities measured at fair value, such amounts are based on an expected exit price representing the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

- *Level 1:* Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- *Level 2:* Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- *Level 3:* Unobservable inputs reflecting our own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

***Assets measured and recorded at fair value on a recurring basis***

There have been no transfers between fair value measurement levels during fiscal 2013. The following table summarizes our assets measured at fair value on a recurring basis, by level, within the fair value hierarchy:

| | As of March 29, 2013 | | | As of March 30, 2012 | | |
|---|---|---|---|---|---|---|
| | Level 1 | Level 2 | Total | Level 1 | Level 2 | Total |
| | | | (In millions) | | | |
| Cash equivalents[(1)] | $3,469 | $— | $3,469 | $1,483 | $— | $1,483 |
| Marketable equity securities | 62 | — | 62 | 5 | — | 5 |

(1) Cash equivalents consist of investments with remaining maturities of three months or less at the date of purchase, or money market funds for which the carrying amount is a reasonable estimate of fair value.

***Assets and liabilities measured and recorded at fair value on a nonrecurring basis***

*Goodwill.* In fiscal 2012, we recorded an impairment of $19 million as a cumulative-effect adjustment in Accumulated deficit, related to an implied fair value measurement made for our Services reporting unit upon the adoption of a new accounting standard. The valuation technique used to estimate the implied fair value of goodwill was an income approach which relied upon Level 3 inputs, which included discounted estimated future cash flows or profit streams.

*Indefinite-lived intangible assets.* In fiscal 2012 and 2011, we recorded impairment charges of $4 million and $27 million, respectively, which reduced the gross carrying value of indefinite-lived trade names. The fair value amounts were derived using an income approach which required Level 3 inputs such as discounted estimated future cash flows on profit streams. These impairment charges were due to reductions in expected future cash flows for certain indefinite-lived trade names related to the Security and Compliance segment and the Consumer segment, respectively. These impairment charges were recorded within Impairment of intangible assets in our Consolidated Statements of Income.

*Debt.* In fiscal 2011, we repurchased $500 million of aggregate principal amount of our 0.75% convertible senior notes, which had a net book value of $481 million. Concurrently with the repurchase, we sold a proportionate share of the initial note hedges back to the note hedge counterparties for approximately $13 million. These transactions resulted in a loss from extinguishment of debt of approximately $16 million, which represented the difference between book value of the notes net of the remaining unamortized discount prior to repurchase and the fair value of the liability component of the notes upon repurchase. The fair value of the liability component was calculated to be $497 million upon repurchase using Level 2 inputs based on market prices for similar convertible debt instruments and resulting yields.

## Note 3. Business Combinations

### Fiscal 2013

On April 2, 2012, we completed the acquisition of a privately-held provider of mobile application management. In exchange for all of the voting equity interests of the acquired company, we paid a total purchase price of $28 million in cash. The objective of the acquisition is to extend our enterprise mobility portfolio to include a cross-platform mobile application protection solution to help organizations protect and isolate corporate data and applications across both corporate-owned and personally-owned devices. The results of operations of the acquired company have been included in our Security and Compliance segment since the date of acquisition. Supplemental pro forma information for the acquired company was not material to our financial results and therefore has not been included. The purchase price allocation resulted in goodwill of $24 million and intangible assets of $4 million. Goodwill, which is not tax deductible, resulted primarily from our expectation of synergies from the integration of the acquired company's technology into our product offerings. Intangible assets included developed technology and customer relationships, which are amortized over their estimated useful lives of five and nine years, respectively.

### Fiscal 2012

#### *Clearwell Systems Inc.*

On June 24, 2011, we completed the acquisition of Clearwell Systems Inc. ("Clearwell"), a privately-held provider of eDiscovery solutions. In exchange for all of the voting equity interests of Clearwell, we transferred a total consideration of $392 million, which consists of $364 million in cash, net of $20 million cash acquired, and $8 million of assumed stock options. The objective of the acquisition was to enhance our eDiscovery, archiving and backup offerings to our customers. The results of operations of Clearwell are included since the date of acquisition as part of the Storage and Server Management segment. Supplemental pro forma information for Clearwell was not material to our financial results and therefore not included.

The following table presents the purchase price allocation included in our Consolidated Balance Sheets (*in millions*):

| | |
|---|---|
| Net tangible assets[1] | $ 33 |
| Intangible assets[2] | 154 |
| Goodwill[3] | 268 |
| Net tax liabilities | (63) |
| Total purchase price | $392 |

(1) Net tangible assets included deferred revenue which was adjusted down from $13 million to $3 million, representing our estimate of the fair value of the contractual obligation assumed for support services.

(2) Intangible assets included customer relationships, developed technology, and trade names of $82 million, $60 million, and $12 million, respectively, which are amortized over their estimated useful lives of seven to nine years.

(3) Goodwill is not tax deductible. The amount resulted primarily from our expectation of synergies from the integration of Clearwell product offerings with our existing product offerings.

#### *Other*

In addition to Clearwell, we completed the acquisitions of LiveOffice LLC ("LiveOffice") and another privately-held company for an aggregate purchase price of $151 million, which consisted of $144 million in cash, net of $7 million cash acquired. The results of operations for the acquired companies have been included in the Storage and Server Management segment and the Security and Compliance segment since their respective acquisition dates. Supplemental pro forma information for these acquisitions was not material to our financial results and therefore not included. For fiscal 2012, we recorded acquisition-related transaction costs of $2 million, which were included in general and administrative expense.

The following table presents the purchase price allocation included in our Consolidated Balance Sheets (*in millions*):

| | LiveOffice | Other | Total |
|---|---|---|---|
| Acquisition date | January 13, 2012 | March 2, 2012 | |
| Net tangible (liabilities) assets[1] | $ (5) | $ 2 | $ (3) |
| Intangible assets[2] | 51 | 8 | 59 |
| Goodwill[3] | 69 | 26 | 95 |
| Total purchase price | $ 115 | $ 36 | $151 |

(1) Net tangible (liabilities) assets included deferred revenue, which was adjusted down from $12 million to $6 million, representing our estimate of the fair value of the contractual obligation assumed for support services.

(2) Intangible assets included primarily developed technology of $44 million and customer relationships of $15 million, which are amortized over their estimated useful lives of four to ten years. The weighted-average estimated useful lives were 4.8 years for developed technology and 9.9 years for customer relationships.

(3) Goodwill is partially tax deductible. The goodwill amount resulted primarily from our expectation of synergies from the integration of the acquisitions' product offerings with our existing product offerings.

## Fiscal 2011

### *Identity and Authentication Business of VeriSign, Inc.*

On August 9, 2010, we completed the acquisition of the identity and authentication business of VeriSign, Inc. ("VeriSign"), which included a controlling interest in VeriSign Japan K.K. ("VeriSign Japan") and equity interests in certain other subsidiary entities. In exchange for the assets and liabilities of the acquired business, we paid a total purchase price of $1.29 billion, which consisted of $1.16 billion in cash, net of $128 million cash acquired, and working capital adjustments of $3 million. No equity interests were issued. The results of operations of VeriSign are included since the date of acquisition as part of the Security and Compliance segment. Supplemental pro forma information for VeriSign was not material to our financial results and therefore not included. For fiscal 2011, we recorded acquisition-related transaction costs of $11 million, which were included in general and administrative expense.

The following table presents the purchase price allocation included in our Consolidated Balance Sheets (*in millions*):

| | |
|---|---|
| Net tangible assets[1] | $ 178 |
| Intangible assets[2] | 628 |
| Goodwill[3] | 602 |
| Net tax liabilities | (38) |
| Noncontrolling interest in VeriSign Japan[4] | (85) |
| Total purchase price | $1,285 |

(1) Net tangible assets included deferred revenue, which was adjusted down from $286 million to $68 million, representing our estimate of the fair value of the contractual obligation assumed for the support of the authentication business.

(2) Intangible assets included customer relationships of $226 million, developed technology of $123 million and trade names of $5 million, which are amortized over their estimated useful lives of 18 months to nine years. The weighted-average estimated useful lives were 8.0 years for customer relationships and 9.0 years for developed technology. Intangible assets also included indefinite-lived trade names and trademarks of $274 million.

(3) Goodwill is partially tax deductible. The goodwill amount resulted primarily from our expectation of synergies from the integration of VeriSign product offerings with our existing product offerings.

(4) The fair value of the noncontrolling interest was calculated on a market basis using the closing stock price of VeriSign Japan on the date of acquisition.

***PGP Corporation***

On June 4, 2010, we completed the acquisition of PGP Corporation ("PGP"), a privately-held provider of email and data encryption software. In exchange for all of the voting equity interests of PGP, we paid a total purchase price of $306 million, which consisted of $299 million in cash, net of $7 million cash acquired. The results of operations of PGP are included since the date of acquisition as part of the Security and Compliance segment. Supplemental pro forma information for PGP was not material to our financial results and therefore not included. For fiscal 2011, we recorded acquisition-related transaction costs of $1 million, which were included in general and administrative expense.

The following table presents the purchase price allocation included in our Consolidated Balance Sheets (*in millions*):

| | |
|---|---|
| Net tangible assets[1] | $ 7 |
| Intangible assets[2] | 74 |
| Goodwill[3] | 225 |
| Total purchase price | $306 |

(1) Net tangible assets included deferred revenue, which was adjusted down from $55 million to $9 million, representing our estimate of the fair value of the contractual obligation assumed for support services.

(2) Intangible assets included customer relationships of $29 million, developed technology of $39 million, and definite-lived trade names of $3 million, which are amortized over their estimated useful lives of two to eight years. The weighted-average estimated useful lives were 8.0 years for customer relationships, 5.0 years for developed technology, and 2.0 years for definite-lived trade names. Intangible assets also included indefinite-lived in-process research and development ("IPR&D") of $3 million.

(3) Goodwill is not tax deductible. The goodwill amount resulted primarily from our expectation of synergies from the integration of PGP product offerings with our existing product offerings.

***Others***

During fiscal 2011, in addition to VeriSign and PGP, we completed the acquisitions of GuardianEdge Technologies, Inc. ("GuardianEdge") and two other businesses for an aggregate purchase price of $91 million, which consisted of $81 million in cash, net of $9 million cash acquired, and $1 million in assumed equity awards at fair value. The results of operations for the acquired companies have been included in the Security and Compliance segment since their respective acquisition dates. Supplemental pro forma information for these acquisitions was not material to our financial results and therefore not included. For fiscal 2011, we recorded acquisition-related transaction costs of $2 million, which were included in general and administrative expense.

The following table presents the purchase price allocation included in our Consolidated Balance Sheets (*in millions*):

| | GuardianEdge | Others | Total |
|---|---|---|---|
| Acquisition date | June 3, 2010 | Various | |
| Net tangible assets[(1)] | $ 3 | $ — | $ 3 |
| Intangible assets[(2)] | 30 | 6 | 36 |
| Goodwill[(3)] | 40 | 12 | 52 |
| Total purchase price | $ 73 | $ 18 | $91 |

(1) Net tangible assets included deferred revenue, which was adjusted down from $17 million to $2 million, representing our estimate of the fair value of the contractual obligation assumed for support services.

(2) Intangible assets included customer relationships of $24 million and developed technology of $12 million, which are amortized over their estimated useful lives of three to nine years. The weighted-average estimated useful lives were 9.0 years for customer relationships and 5.0 years for developed technology.

(3) Goodwill is partially tax deductible. The goodwill amount resulted primarily from our expectation of synergies from the integration of the acquisitions' product offerings with our existing product offerings.

## Note 4. Goodwill and Intangible Assets

***Goodwill***

The changes in the carrying amount of goodwill are as follows:

| | Consumer | Security and Compliance | Storage and Server Management | Services | Total |
|---|---|---|---|---|---|
| | | | (In millions) | | |
| Net balance as of April 1, 2011[(1)] | $363 | $2,464 | $2,648 | $ 19 | $5,494 |
| Impairment[(2)] | — | — | — | (19) | (19) |
| Additions[(3)] | — | 26 | 337 | — | 363 |
| Adjustments | (8) | (4) | — | — | (12) |
| Net balance as of March 30, 2012[(4)] | $355 | $2,486 | $2,985 | $ — | $5,826 |
| Additions[(3)] | — | 24 | — | — | 24 |
| Adjustments | — | (3) | (6) | — | (9) |
| Net balance as of March 29, 2013[(4)] | $355 | $2,507 | $2,979 | $ — | $5,841 |

(1) Gross goodwill balances for the Consumer, Security and Compliance, Storage and Server Management, and Services segments were $0.4 billion, $4.9 billion, $7.2 billion, and $0.4 billion, respectively as of April 1, 2011. Accumulated impairments for the Consumer, Security and Compliance, Storage and Server Management, and Services segments were $0, $2.4 billion, $4.6 billion, and $0.4 billion, respectively as of April 1, 2011.

(2) Due to the adoption of new authoritative guidance at the beginning of fiscal 2012, we were required to perform a goodwill impairment test for our Services reporting unit. As a result, we recognized an impairment loss of $19 million which was recorded to beginning Accumulated deficit as a cumulative-effect adjustment.

(3) See Note 3 for business combinations completed.

(4) Gross goodwill balances for the Consumer, Security and Compliance, Storage and Server Management, and Services segments were $0.4 billion, $4.9 billion, $7.6 billion, and $0.4 billion, respectively as of March 30, 2012 and March 29, 2013. Accumulated impairments for the Consumer, Security and Compliance, Storage and Server Management, and Services segments were $0, $2.4 billion, $4.6 billion, and $0.4 billion, respectively as of March 30, 2012 and March 29, 2013.

***Intangible assets, net***

| | As of March 29, 2013 | | | | As of March 30, 2012 | | | |
|---|---|---|---|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount | Weighted-Average Remaining Useful Life | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount | Weighted-Average Remaining Useful Life |
| | ($ in millions) | | | | | | | |
| Customer relationships | $2,205 | $(1,766) | $439 | 2 years | $2,219 | $(1,499) | $ 720 | 3 years |
| Developed technology | 1,917 | (1,720) | 197 | 4 years | 1,914 | (1,654) | 260 | 4 years |
| Finite-lived trade names | 146 | (110) | 36 | 2 years | 146 | (96) | 50 | 3 years |
| Patents | 26 | (18) | 8 | 5 years | 75 | (65) | 10 | 6 years |
| Indefinite-lived trade names[1] | 297 | — | 297 | Indefinite | 297 | — | 297 | Indefinite |
| Total | $4,591 | $(3,614) | $977 | 2 years | $4,651 | $(3,314) | $1,337 | 3 years |

(1) See Note 2 for information regarding impairment charges.

Amortization expense was $355 million, $380 million, and $385 million in fiscal 2013, 2012, and 2011, respectively.

Total future amortization expense for intangible assets that have finite lives, based on our existing intangible assets and their current estimated useful lives as of March 29, 2013, is estimated by fiscal years as follows *(in millions)*:

| | |
|---|---|
| 2014 | $210 |
| 2015 | 157 |
| 2016 | 106 |
| 2017 | 87 |
| 2018 | 65 |
| Thereafter | 55 |
| Total | $680 |

## Note 5. Supplemental Financial Information

***Accumulated other comprehensive income***

| | As of | |
|---|---|---|
| | March 29, 2013 | March 30, 2012 |
| | (In millions) | |
| Foreign currency translation adjustments, net of (tax benefits) taxes of $(6) million and $16 million as of March 29, 2013 and March 30, 2012, respectively | $181 | $174 |
| Unrealized gain on available-for-sale securities, net of taxes of $11 million and $0 million as of March 29, 2013 and March 30, 2012, respectively | 16 | 1 |
| Accumulated other comprehensive income | $197 | $175 |
| Less: Accumulated other comprehensive income attributable to noncontrolling interest | — | 2 |
| Accumulated other comprehensive income attributable to Symantec Corporation | $197 | $173 |

***Gain from sale of joint venture***

In fiscal 2008, Symantec formed a joint venture with a subsidiary of Huawei Technologies Co., Limited ("Huawei"). On March 30, 2012, we sold our 49% ownership interest in the joint venture to Huawei for $530 million in cash. The gain of $530 million, offset by costs to sell the joint venture of $4 million, was included in Gain from sale of joint venture in our Consolidated Statements of Income.

***Other income (expense), net***

In fiscal 2013, we began receiving a tax incentive from the China tax bureau in the form of value-added tax ("VAT") refunds. The tax incentive is provided to companies that perform software research and development activities in China. The refunds relate to VAT collected on qualifying software product sales. This tax incentive plan enables companies to retrospectively apply the rules back to January 2011. As of March 29, 2013, we recognized cumulative refunds of $33 million, which were included in Other income (expense), net in our Consolidated Statements of Income.

## Note 6. Debt

The following table summarizes components of our debt:

| | As of March 29, 2013 | | |
|---|---|---|---|
| | Face Value | Effective Interest Rate | Fair Value[2] |
| | (In millions) | | |
| 3.95% Senior Notes, due June 2022 ("3.95% notes") | $ 400 | 4.05% | $ 412 |
| 2.75% Senior Notes, due June 2017 ("2.75% notes due 2017") | 600 | 2.79% | 620 |
| 4.20% Senior Notes, due September 2020 ("4.20% notes") | 750 | 4.25% | 799 |
| 2.75% Senior Notes, due September 2015 ("2.75% notes due 2015") | 350 | 2.76% | 363 |
| 1.00% Convertible Senior Notes, due June 2013 ("1.00% notes") | 1,000 | 6.78%[1] | 1,291 |

| | As of March 30, 2012 | | |
|---|---|---|---|
| | Face Value | Effective Interest Rate | Fair Value[2] |
| | (In millions) | | |
| 4.20% Senior Notes, due September 2020 ("4.20% notes") | $ 750 | 4.25% | $ 771 |
| 2.75% Senior Notes, due September 2015 ("2.75% notes due 2015") | 350 | 2.76% | 363 |
| 1.00% Convertible Senior Notes, due June 2013 ("1.00% notes") | 1,000 | 6.78%[1] | 1,115 |

(1) Represents the interest rate on our debt for accounting purposes while taking into account the effects of amortization of debt discount. Although the effective interest rates of the 1.00% notes were 6.78% for fiscal 2013 and 2012, we are making cash interest payments at the stated coupon rates of 1.00%.

(2) The fair value of debt relies on Level 2 inputs, which is based on market prices for similar debt instruments and resulting yields. For convertible senior notes, the fair value represents that of the liability component. See Note 1 for our accounting policy of estimating the fair value of our debt.

As of March 29, 2013, future maturities of debt by fiscal years are as follows *(in millions)*:

| | |
|---|---|
| 2014 | $1,000 |
| 2015 | — |
| 2016 | 350 |
| 2017 | — |
| Thereafter | 1,750 |
| Total | $3,100 |

***Senior Notes***

In fiscal 2013, we issued the 3.95% notes and 2.75% notes due 2017. These are senior unsecured obligations that rank equally in right of payment with our future unsecured, unsubordinated obligations and are redeemable by us at any time, subject to a "make-whole" premium. Our proceeds were $1.0 billion, less issuance discount of $4 million resulting from sale of the notes at a yield slightly above the stated coupon rate. We also incurred issuance costs of $6 million. Both the discount and issuance costs are being amortized as incremental interest expense over the respective terms of the notes. Interest on these notes is payable semiannually. Contractual interest expense was $26 million in fiscal 2013.

In fiscal 2011, we issued the 4.20% notes and 2.75% notes due 2015. These are senior unsecured obligations that rank equally in right of payment with our future unsecured, unsubordinated obligations and are redeemable by us at any time, subject to a "make-whole" premium. Our proceeds from the issuance of the senior notes were $1.1 billion, net of an issuance discount. Interest on these notes is payable semiannually. Contractual interest expense was $41 million, $41 million and $22 million in fiscal 2013, 2012, and 2011, respectively.

***Convertible Senior Notes***

As of March 29, 2013, $1.0 billion of 1.00% notes is included in Current portion of long-term debt in the Consolidated Balance Sheet. Interest on our convertible senior notes is payable semiannually. Contractual interest expense was $10 million, $11 million, and $16 million in fiscal 2013, 2012, and 2011, respectively. Amortization of the debt discount was $55 million, $56 million, and $96 million in fiscal 2013, 2012, and 2011, respectively.

The following table summarizes information regarding the equity and liability components of the convertible senior notes:

| | As of | |
|---|---|---|
| | March 29, 2013 | March 30, 2012 |
| | (In millions) | |
| Principal amount | $1,000 | $1,000 |
| Equity component | 313 | 313 |
| Liability component | 997 | 941 |
| Unamortized discount | 3 | 59 |

*Conversion features.* Each $1,000 of principal of the 1.00% notes will initially be convertible into 52.2951 shares of our common stock, which is the equivalent of $19.12 per share, subject to adjustment upon the occurrence of specified events. Holders of the 1.00% notes may convert their 1.00% notes prior to maturity during specified periods as follows: (1) during any calendar quarter, if the closing price of our common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 130% of the applicable conversion price per share; (2) if specified corporate transactions, including a change in control, occur; (3) at any time on or after April 5, 2013; or (4) during the five business-day period after any five consecutive trading-day period during which the trading price of the 1.00% notes falls below a certain threshold. Upon conversion, we would pay the holder the cash value of the applicable number of shares of our common stock, up to the principal amount of the note. Amounts in excess of the principal amount, if any, may be paid in cash or in stock at our option. Holders who convert their 1.00% notes in connection with a change in control may be entitled to a "make whole" premium in the form of an increase in the conversion rate. As of March 29, 2013, none of the conditions allowing holders of the 1.00% notes to convert had been met.

Concurrently with the issuance of the 1.00% notes, we entered into note hedge transactions with affiliates of certain initial purchasers whereby we have the option to purchase up to 52 million shares, which corresponds to the conversion price $19.12 per share of the notes and is equal to the number of shares of our common stock that notionally underlie the notes. The outstanding options for 52 million shares will expire on June 15, 2013. The options must be settled in the same manner as we settle the 1.00% notes (cash or net shares). Separately, we entered into warrants to affiliates of certain initial purchasers whereby they have the option to purchase up to 52 million shares of our common stock at a price of $27.3175 per share. The warrants expire on various dates through August 30, 2013 and must be settled in net shares on any date which the price per share is at or exceeds $27.3175.

*Effect of conversion on earning per share ("EPS").* In periods prior to conversion, we have included the effect of the additional shares that may be issued if our common stock price exceeds $19.12 per share using the treasury stock method since the notes may be settled in cash or shares at our option. As a result, for the first $1.00 by which the average price of our common stock for a quarterly period exceeds $19.12 per share, the dilutive effect is approximately 2.6 million shares. As the share price continues to increase, additional dilution would occur, and when the average price reaches $27.3175 per share it would yield a dilutive effect of approximately 15.7 million shares. If the average price of our common stock exceeds $27.3175 per share for any quarterly period up through their expiration dates, there is an additional dilutive effect for potential shares that may be issued related to the warrants using the treasury stock method. For the first $1.00 by which the average price exceeds $27.3175 per share, there would be a dilutive effect from both the 1.00% notes and the warrants totaling approximately 18.8 million shares. As the share price continues to increase, additional dilution would occur but at a declining rate. See Note 13 for information regarding the dilutive effect on EPS.

In periods prior to conversion, the note hedge transactions are not considered for purposes of the EPS calculation, as their effect would be anti-dilutive. Upon conversion, the note hedge will automatically serve to neutralize the dilutive effect of the 1.00% notes when the stock price is above $19.12 per share. For example, if upon conversion the price of our common stock was $28.3175 per share, the cumulative effect of approximately 18.8 million shares in the example above would be reduced to approximately 1.8 million shares. The preceding calculations assume that the average price of our common stock exceeds the respective conversion prices during the period for which dilutive EPS is calculated and excludes any potential adjustments to the conversion ratio provided under the terms of the 1.00% notes.

In the period of conversion, the 1.00% notes will have no impact on diluted EPS if the notes are settled in cash and will have an impact on dilutive EPS if the notes are settled in shares upon conversion.

***Revolving credit facility***

In the first quarter of fiscal 2013, we amended our credit facility agreement. The amendment extended the term of the credit facility to June 7, 2017 and revolving loans under the credit facility will bear interest, at our option, either at a rate equal to a) LIBOR plus a margin based on debt ratings, as defined in the credit facility agreement or b) the bank's base rate plus a margin based on debt ratings, as defined in the credit facility agreement. Under the terms of this credit facility, we must comply with certain financial and non-financial covenants, including a covenant to maintain a specified ratio of debt to EBITDA (earnings before interest, taxes, depreciation and amortization). As of March 29, 2013, we were in compliance with all financial covenants, and no amounts were outstanding.

## Note 7. Restructuring and Transition

Our restructuring and transition costs and liabilities consist primarily of severance, facilities costs, and transition and other related costs. Severance generally includes severance payments, outplacement services, health insurance coverage, and legal costs. Facilities costs generally include rent expense and lease termination costs, less estimated sublease income. Transition and other related costs primarily consist of severance costs associated with acquisition integrations in efforts to streamline our business operations, and consulting charges associated with the planning and design phase of a new enterprise resource planning system. Restructuring and transition costs are included in the Other segment.

***Restructuring plan***

In the fourth quarter of fiscal 2013, the Company announced its strategic direction to streamline and simplify the Company in order to deliver significantly improved performance to customers and partners. The Company intends to focus on key strategic customer offerings and simplify our Go-To-Market strategy and organizational structure. In order to deliver on this focus, the Company initiated a restructuring plan to reduce the layers of management and redundant personnel resulting in headcount reductions across the Company. These actions are expected to be completed in fiscal 2014. As of March 29, 2013, total cost incurred to date is $10 million, primarily related to severance and benefits. We expect to incur total severance and benefit costs between $220 million and $250 million.

### *Other exit and disposal costs*

Our other exit and disposal costs consist primarily of costs associated with closing or consolidating certain facilities. Largely as a result of business acquisitions, management may deem certain leased facilities to be in excess and make a plan to exit them either at the time of acquisition or after the acquisition in conjunction with our efforts to integrate and streamline our operations. As of March 29, 2013, liabilities for these excess facility obligations at several locations around the world are expected to be paid over the respective lease terms, the longest of which extends through fiscal 2018.

### *Restructuring and transition summary*

| | March 30, 2012 | Costs, Net of Adjustments[1] | Cash Payments | March 29, 2013 | Cumulative Incurred to Date |
|---|---|---|---|---|---|
| | | | (In millions) | | |
| **Restructuring liabilities:** | | | | | |
| Restructuring plan—severance | $— | $ 10 | $ — | $10 | $10 |
| Other exit and disposal costs | 16 | — | (13) | 3 | |
| Total restructuring liabilities | $16 | $ 10 | $(13) | $13 | |
| Transition and other related costs | | 115 | | | |
| **Total restructuring and transition** | | $125 | | | |
| **Balance Sheet:** | | | | | |
| Other current liabilities | $ 8 | | | $11 | |
| Other long-term obligations | 8 | | | 2 | |
| **Total restructuring liabilities** | $16 | | | $13 | |

(1) Adjustments primarily relate to foreign currency exchange rate fluctuations. Included in transition and other related costs is $58 million of costs associated with the planning and design phase of a new enterprise resource planning system, $47 million of severance costs and $10 million of other related costs.

## Note 8. Commitments and Contingencies

### *Lease commitments*

We lease certain of our facilities, equipment, and co-locations under operating leases that expire at various dates beyond fiscal 2018. We currently sublease some space under various operating leases that will expire on various dates through fiscal 2018. Some of our leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense under operating leases was $124 million, $111 million, and $110 million for fiscal 2013, 2012, and 2011, respectively.

The following is a schedule by fiscal years of minimum future rentals on noncancelable operating leases as of March 29, 2013 *(in millions)*:

| | |
|---|---|
| 2014 | $ 97 |
| 2015 | 72 |
| 2016 | 59 |
| 2017 | 48 |
| 2018 | 40 |
| Thereafter | 104 |
| Total minimum future lease payments | $420 |
| Less: sublease income | 3 |
| Total minimum future lease payments, net | $417 |

***Purchase obligations***

We have purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and we expect to make future cash payments according to the contract terms. The following reflects unrecognized purchase obligations by fiscal years, as of March 29, 2013 *(in millions)*:

| | |
|---|---|
| 2014 | $ 391 |
| 2015 | 21 |
| 2016 | 22 |
| 2017 | 5 |
| 2018 | 1 |
| Thereafter | — |
| Total purchase obligations | $ 440 |

***Indemnification***

In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, subsidiaries and other parties with respect to certain matters, including, but not limited to, losses arising out of our breach of agreements or representations and warranties made by us. In addition, our bylaws contain indemnification obligations to our directors, officers, employees and agents, and we have entered into indemnification agreements with our directors and certain of our officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our bylaws and to provide additional procedural protections. We maintain director and officer insurance, which may cover certain liabilities arising from our obligation to indemnify our directors and officers. It is not possible to determine the aggregate maximum potential loss under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements might not be subject to maximum loss clauses. Historically, we have not incurred material costs as a result of obligations under these agreements and we have not accrued any liabilities related to such indemnification obligations in our Consolidated Financial Statements.

We provide limited product warranties and the majority of our software license agreements contain provisions that indemnify licensees of our software from damages and costs resulting from claims alleging that our software infringes the intellectual property rights of a third party. Historically, payments made under these provisions have been immaterial. We monitor the conditions that are subject to indemnification to identify if a loss has occurred.

***Litigation contingencies***

During the first quarter of fiscal 2013, we were advised by the Commercial Litigation Branch of the Department of Justice's Civil Division and the Civil Division of the U.S. Attorney's Office for the District of Columbia that the government is investigating our compliance with certain provisions of our U.S. General Services Administration ("GSA") Multiple Award Schedule Contract No. GS-35F-0240T effective January 24, 2007, including provisions relating to pricing, country of origin, accessibility, and the disclosure of commercial sales practices. We are cooperating with the investigation and we are unable, at this time, to predict the likely outcome. It is possible that the investigation could lead to claims or findings of violations of the False Claims Act in connection with our GSA contracting activity. Violations of the False Claims Act could result in the imposition of damages, including up to treble damages, plus civil penalties in some cases.

We are also involved in a number of other judicial and administrative proceedings that are incidental to our business. Although adverse decisions (or settlements) may occur in one or more of the cases, it is not possible to estimate the possible loss or losses from each of these cases. The final resolution of these lawsuits, individually or in the aggregate, is not expected to have a material adverse effect on our business, results of operations, financial condition or cash flow.

## Note 9. Stock Repurchases

The following table summarizes our stock repurchases:

| | Year Ended | | |
|---|---|---|---|
| | March 29, 2013 | March 30, 2012 | April 1, 2011 |
| | (In millions, except per share data) | | |
| Total number of shares repurchased | 49 | 51 | 57 |
| Dollar amount of shares repurchased | $ 826 | $ 893 | $ 870 |
| Average price paid per share | $ 16.98 | $ 17.62 | $ 15.39 |
| Range of price paid per share | $13.09 - 22.27 | $15.38 - 20.51 | $12.07 - 18.46 |

We have had stock repurchase programs in the past and have repurchased shares on a quarterly basis since the fourth quarter of fiscal 2004. In the fourth quarter of fiscal 2013, our board of directors authorized a new $1.0 billion stock repurchase program commencing in fiscal 2014. Including our previously approved stock repurchase program, $1.2 billion remains authorized for future repurchases as of March 29, 2013. Both programs do not have an expiration date.

## Note 10. Segment Information

As of March 29, 2013, our reportable segments were as follows:

- *Consumer:* Our Consumer segment focuses on delivering Internet security for PCs, tablets and mobile devices along with services such as online backup, online family protection and remote help to individual users and home offices.
- *Security and Compliance:* Our Security and Compliance segment focuses on providing large, medium, and small-sized businesses with solutions for endpoint security and management, compliance, mail

security, data loss prevention, encryption, managed security services, and authentication services. These solutions allow our customers to secure, provision, and remotely manage their laptops, PCs, mobile devices, and servers.

- *Storage and Server Management:* Our Storage and Server Management segment focuses on providing large, medium, and small-sized businesses with storage and server management, backup, archiving, eDiscovery, and data protection solutions across heterogeneous storage and server platforms, as well as solutions delivered through our cloud and appliance offerings.
- *Services:* Our Services segment provides customers with implementation services and solutions designed to assist them in maximizing the value of their Symantec software. Our offerings include consulting, business critical services, and education.
- *Other:* Our Other segment is comprised of sunset products and products nearing the end of their life cycle. It may include certain general and administrative expenses, amortization of intangible assets, impairment of goodwill, intangible assets, and other long-lived assets, stock-based compensation, restructuring and transition expenses, and certain indirect costs that are not charged to the operating segments described above, such as interest income and expense.

There were no intersegment sales for the periods presented. Our chief operating decision maker evaluates performance primarily based on net revenue. Except for goodwill, as disclosed in Note 4, the majority of our assets are not discretely identified by segment.

| | Consumer | Security and Compliance | Storage and Server Management | Services | Other | Total Company |
|---|---|---|---|---|---|---|
| | | | ($ in millions) | | | |
| **Fiscal 2013** | | | | | | |
| Net revenue | $2,109 | $2,053 | $2,479 | $265 | $ — | $6,906 |
| Percentage of total net revenue | 30% | 30% | 36% | 4% | 0% | 100% |
| Operating income (loss) | 1,006 | 608 | 960 | 43 | (1,494) | 1,123 |
| Operating margin | 48% | 30% | 39% | 16% | * | |
| Depreciation, amortization of intangibles, and amortization of debt issuance and discounts expense | 37 | 63 | 31 | 3 | 564 | 698 |
| **Fiscal 2012** | | | | | | |
| Net revenue | $2,104 | $1,961 | $2,412 | $253 | $ — | $6,730 |
| Percentage of total net revenue | 31% | 29% | 36% | 4% | 0% | 100% |
| Operating income (loss) | 1,012 | 445 | 973 | 41 | (1,392) | 1,079 |
| Operating margin | 48% | 23% | 40% | 16% | * | |
| Depreciation, amortization of intangibles, and amortization of debt issuance and discounts expense | 40 | 56 | 30 | 3 | 583 | 712 |
| **Fiscal 2011** | | | | | | |
| Net revenue | $1,953 | $1,636 | $2,310 | $291 | $ — | $6,190 |
| Percentage of total net revenue | 32% | 26% | 37% | 5% | 0% | 100% |
| Operating income (loss) | 899 | 262 | 1,060 | 7 | (1,348) | 880 |
| Operating margin | 46% | 16% | 46% | 2% | * | |
| Depreciation, amortization of intangibles, and amortization of debt issuance and discounts expense | 39 | 42 | 33 | 4 | 625 | 743 |

* Percentage not meaningful.

***Product revenue information***

The following table represents revenue as a percentage of total revenue by significant product categories:

| | Year Ended | | |
|---|---|---|---|
| | March 29, 2013 | March 30, 2012 | April 1, 2011 |
| Core consumer security | 27% | 28% | 28% |
| Backup | 21% | 20% | 21% |
| Storage and availability management | 8% | 9% | 10% |
| Endpoint security and management | 8% | 9% | 10% |
| Others [(1)] | 36% | 34% | 31% |
| Total product revenue | 100% | 100% | 100% |

(1) No other product category was material to the respective totals.

***Geographical Information***

The following table represents net revenue amounts recognized for sales in the corresponding countries:

| | Year Ended | | |
|---|---|---|---|
| | March 29, 2013 | March 30, 2012 | April 1, 2011 |
| | | (In millions) | |
| United States | $3,337 | $3,240 | $3,056 |
| Foreign countries [(1)] | 3,569 | 3,490 | 3,134 |
| Total net revenue | $6,906 | $6,730 | $6,190 |

(1) No individual country represented more than 10% of the respective totals.

The table below lists our property and equipment, net of accumulated depreciation, by geographic area. With the exception of property and equipment, we do not identify or allocate our assets by geographic area:

| | As of | | |
|---|---|---|---|
| | March 29, 2013 | March 30, 2012 | April 1, 2011 |
| | | (In millions) | |
| United States | $ 903 | $ 885 | $ 835 |
| Foreign countries [(1)] | 219 | 215 | 215 |
| Total | $1,122 | $1,100 | $1,050 |

(1) No individual country represented more than 10% of the respective totals.

***Significant customers***

In fiscal 2013 and 2012, there were no significant customers that accounted for more than 10% of our total net revenue. In fiscal 2011, one distributor, Ingram Micro, accounted for 10% of our total net revenue. Our distributor arrangements with Ingram Micro consisted of several non-exclusive, independently negotiated agreements with its subsidiaries, each of which cover different countries or regions. Each of these agreements was separately negotiated and was independent of any other contract (such as a master distribution agreement), and these agreements were not based on the same form of contract.

## Note 11. Employee Benefits and Stock-Based Compensation

***401(k) plan***

We maintain a salary deferral 401(k) plan for all of our domestic employees. This plan allows employees to contribute up to 50% of their pretax salary up to the maximum dollar limitation prescribed by the Internal Revenue Code. We match 50% of the employee's contribution up to the limits specified in the plan. The maximum match in any given plan year is 3% of the employees' eligible compensation, up to $6,000. Our contribution under the plan was $26 million, $25 million, and $22 million in fiscal 2013, 2012, and 2011, respectively.

***Stock purchase plans***

*2008 Employee Stock Purchase Plan*

In September 2008, our stockholders approved the 2008 Employee Stock Purchase Plan ("2008 ESPP") and reserved 20 million shares of common stock for issuance thereunder. In September 2010, the 2008 ESPP was amended by our stockholders to increase the shares available for issuance thereunder by 20 million. As of March 29, 2013, 18 million shares have been issued under this plan and 22 million shares remained available for future issuance.

Subject to certain limitations, our employees may elect to have 2% to 10% of their compensation withheld through payroll deductions to purchase shares of common stock under the 2008 ESPP. Employees purchase shares of common stock at a price per share equal to 85% of the fair market value on the purchase date at the end of each six-month purchase period.

***Stock award plans***

*2000 Director Equity Incentive Plan*

In September 2000, our stockholders approved the 2000 Director Equity Incentive Plan and reserved 50,000 shares of common stock for issuance thereunder. Stockholders increased the number of shares of stock that may be issued by 50,000 in September 2004, September 2007, and October 2011. The purpose of this plan is to provide the members of the board of directors with an opportunity to receive common stock for all or a portion of the retainer payable to each director for serving as a member. Each director may elect any portion up to 100% of the retainer to be paid in the form of stock. As of March 29, 2013, a total of 132,872 shares have been issued under this plan and 67,128 shares remained available for future issuance.

*2004 Equity Incentive Plan*

Under the 2004 Equity Incentive Plan ("2004 Plan"), our board of directors, or a committee of the board of directors, may grant incentive and nonqualified stock options, stock appreciation rights, RSUs, RSAs, PRUs or PCSUs to employees, officers, directors, consultants, independent contractors, and advisors to us. These may also be issued to any parent, subsidiary, or affiliate of ours. The purpose of the 2004 Plan is to attract, retain, and motivate eligible persons whose present and potential contributions are important to our success by offering them an opportunity to participate in our future performance through equity awards of stock options and stock bonuses. Under the terms of the 2004 Plan, the exercise price of stock options may not be less than 100% of the fair market value on the date of grant. Stock options and RSUs generally vest over a four-year period. Stock options granted prior to October 2005 generally have a maximum term of ten years and options granted thereafter generally have a maximum term of seven years. An important feature of the 2004 Plan is "fungible share pool".

This feature provides for each one share granted as RSU, RSA, PRU, or PCSU to be counted as the issuance of two shares reserved for issuance for the purpose of computing shares remaining available for issuance. Shares subject to stock options or stock appreciation rights reduce the shares available for issuance on a one-for-one basis.

As of March 29, 2013, we have 143 million shares authorized for issuance under the 2004 Plan. These shares include 18 million shares originally reserved for issuance under the 2004 Plan upon its adoption by our stockholders in September 2004, 29 million shares that were transferred to the 2004 Plan from the 1996 Equity Incentive Plan ("1996 Plan"), 40 million, 50 million, and 55 million shares that were approved for issuance thereunder on the amendment and restatement of the 2004 Plan at our 2006, 2008 and 2010 annual meeting of stockholders, respectively, and a reduction of 49 million shares for the fungible share pool adjustment. In addition to the shares currently reserved under the 2004 Plan, any shares reacquired by us from options outstanding under the 1996 Plan upon their cancellation will also be added to the 2004 Plan reserve. As of March 29, 2013, 65 million shares remained available for future issuance.

*Other stock option plans*

Options remain outstanding under several other stock option plans, including the 1996 Plan, and various plans assumed in connection with acquisitions. No further options may be granted under any of these plans.

*Performance-based restricted stock units and performance-contingent stock units*

During the first quarters of fiscal 2013 and 2012, we granted PRUs to certain senior level employees under our 2004 Plan. The PRU grants are in lieu of the stock option grants typically awarded as part of our annual compensation program. These PRUs can be earned depending upon the achievement of a company-specific performance condition and a market condition as follows: (1) our achievement of annual target earnings per share for the applicable fiscal year and (2) our two and three-year cumulative relative total shareholder return ranked against that of other companies that are included in the Standard & Poor's 500 Index. These PRUs are also subject to a three-year continued service vesting provision with earlier vesting permitted under certain conditions, such as upon a change of control of the Company. The determination of the fair value of these awards takes into consideration the likelihood of achievement of the market condition.

On July 24, 2012, Enrique Salem, our former President and Chief Executive Officer ("CEO"), resigned from the Company. Our board of directors appointed Stephen M. Bennett as our new President and CEO, effective July 25, 2012. During the second quarter of fiscal 2013, we granted 115,000 PRUs to our new CEO. These PRUs are subject to vesting based on the same terms and conditions as the aforementioned fiscal 2013 PRU grants, except that the target number of shares our CEO will be eligible to receive at the end of the three-year performance period will be not less than 80,000 shares. Additionally, we granted 450,000 PCSUs to our CEO based on the achievement of specified performance metrics. The PCSUs are also subject to an underlying continued service vesting condition. Each performance metric is based on the average twenty day trailing closing price of Symantec's common stock (the "Average Closing Price") over a three-year period beginning with the second quarter of fiscal 2013. Upon achievement and ratification by our board of directors, these awards will vest and release for the fiscal quarter when the Average Closing Price first exceeds $18.00, $20.00, and $22.00, respectively. The price thresholds were achieved during fiscal 2013. The weighted-average grant date fair value per share of PCSUs granted was $13.69 per share.

***Valuation of stock-based awards***

The following assumptions were used to estimate the fair value of stock awards:

| | Fiscal 2013 | Fiscal 2012 | Fiscal 2011 |
|---|---|---|---|
| **Stock Options:** | | | |
| Expected life | 3.5 years | 3.8 years | 3.5 years |
| Weighted-average expected volatility | 31% | 35% | 34% |
| Weighted-average risk-free interest rate | 0.52% | 1.62% | 1.85% |
| Expected dividends | — | — | — |
| **PRUs and PCSUs:** | | | |
| Expected life | 2.6 - 2.9 years | 2.8 - 2.9 years | |
| Expected volatility | 31% - 32% | 48% - 49% | |
| Weighted-average expected volatility | 32% | 49% | |
| Risk-free interest rate | 0.36% - 0.38% | 0.65% - 0.90% | |
| Expected dividends | — | — | |

***Stock-based compensation expense***

The following table sets forth the total stock-based compensation expense recognized in our Consolidated Statements of Income.

| | Year Ended | | |
|---|---|---|---|
| | March 29, 2013 | March 30, 2012 | April 1, 2011 |
| | (In millions, except per share data) | | |
| Cost of revenue | $ 15 | $ 16 | $ 22 |
| Sales and marketing | 67 | 70 | 58 |
| Research and development | 50 | 49 | 40 |
| General and administrative | 32 | 29 | 25 |
| Total stock-based compensation expense | 164 | 164 | 145 |
| Tax benefit associated with stock-based compensation expense | (48) | (46) | (41) |
| Net stock-based compensation expense | $ 116 | $ 118 | $ 104 |
| Net stock-based compensation expense per share attributable to Symantec Corporation stockholders — basic | $0.17 | $0.16 | $0.13 |
| Net stock-based compensation expense per share attributable to Symantec Corporation stockholders — diluted | $0.16 | $0.16 | $0.13 |

*Stock options activity*

| | Number of Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Years | Aggregate Intrinsic Value [1] |
|---|---|---|---|---|
| | (In millions, except per share and years data) | | | |
| Outstanding at March 30, 2012 | 41 | $18.98 | | |
| Granted | — | — | | |
| Exercised | (13) | 16.10 | | |
| Forfeited | (1) | 15.74 | | |
| Expired | (9) | 21.97 | | |
| Outstanding at March 29, 2013 | 18 | $19.86 | 2.0 | $102 |
| Exercisable at March 29, 2013 | 16 | $20.41 | 1.6 | $ 82 |
| Vested and expected to vest at March 29, 2013 | 18 | $19.90 | 1.9 | $101 |

(1) Intrinsic value is calculated as the difference between the market value of our common stock as of the last trading day of the fiscal year and the exercise price of the option. The aggregate intrinsic value of options outstanding and exercisable includes options with an exercise price below $24.68, the closing price of our common stock on the last trading day of the fiscal year, as reported by the NASDAQ Global Select Market.

The weighted-average fair value per share of options granted during fiscal 2013, 2012, and 2011 including assumed options was $4.07, $5.23, and $4.04, respectively. The total intrinsic value of options exercised during fiscal 2013, 2012, and 2011 was $64 million, $40 million, and $43 million, respectively.

As of March 29, 2013, total unrecognized compensation cost adjusted for estimated forfeitures related to unvested stock options was $14 million, which is expected to be recognized over the remaining weighted-average vesting period of 1.8 years.

*Restricted stock activity*

| | Number of Shares | Weighted-Average Grant Date Fair Value | Weighted-Average Remaining Years | Aggregate Intrinsic Value |
|---|---|---|---|---|
| | (In millions, except per share and years data) | | | |
| Outstanding and unvested at March 30, 2012 | 18 | $16.62 | | |
| Granted | 11 | 15.74 | | |
| Vested and released | (6) | 16.28 | | |
| Forfeited | (4) | 16.34 | | |
| Outstanding and unvested at March 29, 2013 | 19 | $16.25 | 1.5 | $472 |
| Expected to vest at March 29, 2013 | 16 | | 1.4 | $406 |

The weighted-average grant date fair value per share of restricted stock granted during fiscal 2013, 2012, and 2011, including assumed restricted stock was $15.74, $18.13, and $14.96, respectively. The total fair value of restricted stock that vested and released in fiscal 2013, 2012, and 2011 was $124 million, $150 million, and $104 million, respectively.

As of March 29, 2013, total unrecognized compensation cost adjusted for estimated forfeitures related restricted stock was $223 million, which is expected to be recognized over the remaining weighted-average vesting period of 2.5 years.

***Performance-based restricted stock units activity***

| | Number of Shares |
|---|---|
| Unvested at March 30, 2012 | 490,350 |
| Granted | 1,373,233 |
| Incremental grants due to performance and market conditions | 536,316 |
| Vested and released | — |
| Issued | (103,195) |
| Forfeited | (563,948) |
| Unvested at March 29, 2013 | 1,732,756 |

The weighted-average grant date fair value per share of PRUs granted during fiscal 2013 and 2012 was $16.97 and $23.58, respectively. The total fair value of PRUs that were issued in fiscal 2013 was $2 million.

As of March 29, 2013, total unrecognized compensation cost related to the PRUs was approximately $14 million, which is expected to be recognized over the remaining weighted average period of 1.8 years.

***Shares reserved***

As of March 29, 2013, we had reserved the following shares of authorized but unissued common stock (*in millions*):

| | |
|---|---|
| Stock purchase plans | 22 |
| Stock award plans | 104 |
| Total | 126 |

## Note 12. Income Taxes

The components of the provision for income taxes are as follows:

| | Year Ended | | |
|---|---|---|---|
| | March 29, 2013 | March 30, 2012 | April 1, 2011 |
| | | (In millions) | |
| Current: | | | |
| Federal | $104 | $123 | $ 17 |
| State | 23 | 30 | 18 |
| International | 87 | 121 | 70 |
| | 214 | 274 | 105 |
| Deferred: | | | |
| Federal | 32 | 32 | 26 |
| State | 6 | (9) | 3 |
| International | 6 | 1 | (29) |
| | 44 | 24 | — |
| Total provision of income taxes | $258 | $298 | $105 |

Pretax income from international operations was $652 million, $891 million, and $460 million for fiscal 2013, fiscal 2012, and 2011, respectively.

The difference between our effective income tax and the federal statutory income tax is as follows:

| | Year Ended | | |
|---|---|---|---|
| | March 29, 2013 | March 30, 2012 | April 1, 2011 |
| | (In millions) | | |
| Expected Federal statutory tax | $ 358 | $ 515 | $ 255 |
| State taxes, net of federal benefit | 25 | 12 | 12 |
| Foreign earnings taxed at less than the federal rate | (96) | (160) | (84) |
| Domestic production activities deduction | (12) | (20) | (9) |
| Federal research and development credit | (10) | (12) | (10) |
| Valuation allowance increase (decrease) | — | 5 | (15) |
| Benefit of losses from joint venture | — | (1) | (2) |
| VERITAS tax positions (including valuation allowance release) | (9) | (52) | (49) |
| Other, net | 2 | 11 | 7 |
| | $ 258 | $ 298 | $ 105 |

The principal components of deferred tax assets are as follows:

| | As of | |
|---|---|---|
| | March 29, 2013 | March 30, 2012 |
| | (In millions) | |
| Deferred tax assets: | | |
| Tax credit carryforwards | $ 54 | $ 43 |
| Net operating loss carryforwards of acquired companies | 102 | 137 |
| Other accruals and reserves not currently tax deductible | 144 | 152 |
| Deferred revenue | 93 | 95 |
| Loss on investments not currently tax deductible | 10 | 23 |
| State income taxes | 29 | 33 |
| Goodwill | — | 36 |
| Stock-based compensation | 36 | 60 |
| Other | — | 4 |
| | 468 | 583 |
| Valuation allowance | (66) | (55) |
| Total deferred tax assets | $ 402 | $ 528 |
| Deferred tax liabilities: | | |
| Tax over book depreciation | $ (73) | $ (41) |
| Goodwill | (19) | — |
| Intangible assets | (102) | (208) |
| Unremitted earnings of foreign subsidiaries | (372) | (329) |
| Other | (3) | — |
| Total deferred tax liabilities | $(569) | $(578) |
| Net deferred tax assets | $(167) | $ (50) |

The $66 million total valuation allowance provided against our deferred tax assets as of March 29, 2013 is mainly attributable to net operating loss and tax credit carryforwards of acquired companies, state tax credits, and net operating losses in foreign jurisdictions. The valuation allowance increased by a net of $11 million in fiscal 2013, related mostly to state research tax credits that are not deemed more likely than not to be realized.

As of March 29, 2013, we have U.S. federal net operating losses attributable to various acquired companies of approximately $90 million, which, if not used, will expire between fiscal 2014 and 2032. These net operating loss carryforwards are subject to an annual limitation under Internal Revenue Code §382, but are expected to be fully realized. Furthermore, we have U.S. state net operating loss and credit carryforwards attributable to various acquired companies of approximately $279 million and $68 million, respectively. If not used, our U.S. state net operating losses will expire between fiscal 2014 and 2032 and the majority of our U.S. state credit carryforwards can be carried forward indefinitely. In addition, we have foreign net operating loss carryforwards attributable to various acquired foreign companies of approximately $331 million net of valuation allowances, the majority of which, under current applicable foreign tax law, can be carried forward indefinitely.

In assessing the ability to realize our deferred tax assets, we considered whether it was more likely than not that some portion or all the deferred tax assets will not be realized. We considered the following: we have historical cumulative book income, as measured by the current and prior two years, we have strong, consistent taxpaying history, we have substantial U.S. federal income tax carryback potential; and we have substantial amounts of scheduled future reversals of taxable temporary differences from our deferred tax liabilities. We have concluded that this positive evidence outweighs the negative evidence and, thus, that the deferred tax assets as of March 29, 2013 of $402 million, after application of the valuation allowances described above, are realizable on a "more likely than not" basis.

As of March 29, 2013, no provision has been made for federal or state income taxes on $2.8 billion of cumulative unremitted earnings of certain of our foreign subsidiaries since we plan to indefinitely reinvest these earnings. As of March 29, 2013, the unrecognized deferred tax liability for these earnings was $830 million.

The aggregate changes in the balance of gross unrecognized tax benefits from April 2, 2010 to March 29, 2013 were as follows (*in millions*):

| | |
|---|---|
| Balance as of April 2, 2010 | $ 543 |
| Settlements and effective settlements with tax authorities and related remeasurements | (6) |
| Lapse of statute of limitations | (27) |
| Increases in balances related to tax positions taken during prior years | 13 |
| Decreases in balances related to tax positions taken during prior years | (36) |
| Increases in balances related to tax positions taken during current year | 40 |
| Balance as of April 1, 2011 | $ 527 |
| Settlements and effective settlements with tax authorities and related remeasurements | (62) |
| Lapse of statute of limitations | (12) |
| Increases in balances related to tax positions taken during prior years | 78 |
| Decreases in balances related to tax positions taken during prior years | (30) |
| Increases in balances related to tax positions taken during current year | 118 |
| Balance as of March 30, 2012 | $ 619 |
| Settlements and effective settlements with tax authorities and related remeasurements | (114) |
| Lapse of statute of limitations | (98) |
| Increases in balances related to tax positions taken during prior years | 11 |
| Decreases in balances related to tax positions taken during prior years | (20) |
| Increases in balances related to tax positions taken during current year | 14 |
| Balance as of March 29, 2013 | $ 412 |

Of the $207 million of changes in gross unrecognized tax benefits during the fiscal year as disclosed above, approximately $1 million was provided through purchase accounting in connection with acquisitions during fiscal 2013. This gross liability does not include offsetting tax benefits associated with the correlative effects of potential transfer pricing adjustments, interest deductions, and state income taxes, as well as payments made to date.

Of the total unrecognized tax benefits at March 29, 2013, $411 million, if recognized, would favorably affect the Company's effective tax rate, while $1 million would affect the cumulative translation adjustments. However, one or more of these unrecognized tax benefits could be subject to a valuation allowance if and when recognized in a future period, which could impact the timing of any related effective tax rate benefit.

At March 29, 2013, before any tax benefits, we had $46 million of accrued interest and penalties on unrecognized tax benefits. Interest included in our provision for income taxes was a benefit of approximately $37 million, offset by accruals of $12 million for the year ended March 29, 2013. If the accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced in the period that such determination is made, and reflected as a reduction of the overall income tax provision.

We file income tax returns in the U.S. on a federal basis and in many U.S. state and foreign jurisdictions. Our most significant tax jurisdictions are the U.S., Ireland, and Singapore. Our tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. Our 2005 through 2013 fiscal years remain subject to examination by the Internal Revenue Service ("IRS") for U.S. federal tax purposes, our 2009 through 2013 fiscal years remain subject to examination by the appropriate governmental agencies for Irish tax purposes, and our 2007 through 2013 fiscal years remain subject to examination by the appropriate governmental agencies for Singapore tax purposes. Other significant jurisdictions include California, Japan, the UK and India. As of March 29, 2013, we are under examination regarding Symantec U.S. federal income taxes for the fiscal years 2005 through 2008. In addition, we are under examination by the California Franchise Tax Board for the Symantec California income taxes for the 2009 through 2010 tax years. We are also under audit by the Singapore income tax authorities for fiscal years 2007 through 2011 and by the Indian income tax authorities for fiscal years 2004 through 2011.

On December 10, 2009, the U.S. Tax Court issued its opinion in VERITAS v. Commissioner, finding that our transfer pricing methodology, with appropriate adjustments, was the best method for assessing the value of the transaction at issue between VERITAS and its international subsidiary in the 2000 to 2001 tax years. In June 2010, we reached an agreement with the IRS concerning the amount of the adjustment based on the U.S. Tax Court decision. As a result of the agreement, we reduced our liability for unrecognized tax benefits, resulting in a $39 million tax benefit in the first quarter of fiscal 2011. In March 2011, we reached agreement with Irish Revenue concerning compensating adjustments arising from this matter, resulting in an additional $10 million tax benefit in the fourth quarter of fiscal 2011. This matter has now been closed and no further adjustments to the accrued liability are expected.

On December 2, 2009, we received a Revenue Agent's Report from the IRS for the VERITAS 2002 through 2005 tax years assessing additional taxes due. We contested $80 million of the tax assessed and all penalties. As a result of negotiations with IRS Appeals in the third quarter of fiscal 2012, we remeasured our liability for unrecognized tax benefits, resulting in a tax benefit of $52 million. We executed the final closing agreement for the VERITAS 2002 through 2005 tax years on December 26, 2012. Accordingly, we recorded a further tax benefit of $3 million during the third quarter of fiscal 2013 based on the closing agreement. Further, we amended our state tax returns for the VERITAS 2002 through 2005 tax years in the fourth quarter of fiscal 2013 to reflect the adjustments in the closing agreement and remeasured our state liability resulting in a benefit of $7 million.

The timing of the resolution of income tax examinations is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year. Although potential resolution of uncertain tax positions involve multiple tax periods and jurisdictions, it is reasonably possible that the gross unrecognized tax benefits related to these audits could decrease (whether by payment, release, or a combination of both) in the next 12 months by between $15 million and $130 million. Depending on the nature of the settlement or expiration of statutes of limitations, we estimate at least $15 million could affect our income tax provision and therefore benefit the resulting effective tax rate. As of March 29, 2013, we have $76 million on deposit with the IRS pertaining to U.S. tax matters in the Symantec 2005 through 2008 audit cycle.

We continue to monitor the progress of ongoing income tax controversies and the impact, if any, of the expected tolling of the statute of limitations in various taxing jurisdictions.

## Note 13. Earnings Per Share

Basic and diluted earnings per share are computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share also include the incremental effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include the dilutive effect of shares underlying outstanding stock options, restricted stock, warrants, and convertible senior notes.

The components of earnings per share attributable to Symantec Corporation stockholders are as follows:

| | Year Ended | | |
|---|---|---|---|
| | March 29, 2013 | March 30, 2012 | April 1, 2011 |
| | (In millions, except per share data) | | |
| Net income | $ 765 | $1,172 | $ 597 |
| Net income per share — basic | $1.09 | $ 1.58 | $0.77 |
| Net income per share — diluted | $1.08 | $ 1.57 | $0.76 |
| Weighted average outstanding common shares — basic | 701 | 741 | 778 |
| Dilutive potential shares issuable from assumed exercise of stock options | 2 | 3 | 4 |
| Dilutive potential shares related to stock award plans | 6 | 4 | 4 |
| Dilutive potential shares related to convertible senior notes[1] | 2 | — | — |
| Weighted average shares outstanding — diluted | 711 | 748 | 786 |
| Anti-dilutive weighted-average stock options | 20 | 32 | 47 |
| Anti-dilutive weighted-average restricted stock | 2 | — | 1 |
| Anti-dilutive effect of note hedge[1] | 2 | — | — |

(1) See Note 6 for information regarding the effects of the convertible senior notes, and the warrants issued and the option purchased in connection with the convertible senior notes.

### Note 14. Noncontrolling Interest

As of March 30, 2012, we owned 54% of VeriSign Japan. During the second quarter of fiscal 2013, we completed a tender offer and paid $92 million to acquire VeriSign Japan common shares and stock rights, which increased our ownership percentage to 92%. During the third quarter of fiscal 2013, we acquired the remaining 8% interest for $19 million and it became a wholly-owned subsidiary. The payment for the remaining 8% interest was made in the fourth quarter of fiscal 2013.

The effect of the change in our ownership interest in VeriSign Japan on our equity is as follows:

| | Year Ended | | |
|---|---|---|---|
| | March 29, 2013 | March 30, 2012 | April 1, 2011 |
| | (In millions) | | |
| Net income attributable to Symantec Corporation stockholders | $765 | $1,172 | $597 |
| Transfers to noncontrolling interest: | | | |
| Decrease in Symantec Corporation stockholders' paid-in capital for purchase of 204,189 VeriSign Japan common shares and stock rights | (35) | — | — |
| Net transfers to noncontrolling interest | (35) | — | — |
| Change from net income attributable to Symantec Corporation stockholders and transfers to noncontrolling interest | $730 | $1,172 | $597 |

### Note 15. Subsequent Event

On May 2, 2013, our board of directors approved a quarterly dividend of $0.15 per share of common stock to be paid on June 27, 2013 to all stockholders of record as of the close of business on June 19, 2013. Any future dividends will be subject to the approval of our board of directors.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 17th day of May 2013.

SYMANTEC CORPORATION

By /s/ Stephen M. Bennett

Stephen M. Bennett
*President, Chief Executive Officer and Director*

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen M. Bennett, James A. Beer and Scott C. Taylor, and each or any of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities to sign any and all amendments to this report on Form 10-K and any other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated below.

| Signature | Title | Date |
|---|---|---|
| /s/ Stephen M. Bennett<br>Stephen M. Bennett | President, Chief Executive Officer and Director (Principal Executive Officer) | May 17, 2013 |
| /s/ James A. Beer<br>James A. Beer | Executive Vice President and Chief Financial Officer (Principal Financial Officer) | May 17, 2013 |
| /s/ Andrew H. Del Matto<br>Andrew H. Del Matto | Senior Vice President and Chief Accounting Officer (Principal Accounting Officer) | May 17, 2013 |
| /s/ Daniel H. Schulman<br>Daniel H. Schulman | Chairman of the Board | May 17, 2013 |
| /s/ Michael A. Brown<br>Michael A. Brown | Director | May 17, 2013 |
| /s/ Frank E. Dangeard<br>Frank E. Dangeard | Director | May 17, 2013 |
| /s/ Geraldine B. Laybourne<br>Geraldine B. Laybourne | Director | May 17, 2013 |

| Signature | Title | Date |
| --- | --- | --- |
| /s/ David L. Mahoney<br>David L. Mahoney | Director | May 17, 2013 |
| /s/ Robert S. Miller<br>Robert S. Miller | Director | May 17, 2013 |
| /s/ V. Paul Unruh<br>V. Paul Unruh | Director | May 17, 2013 |

Schedule II

# SYMANTEC CORPORATION

## VALUATION AND QUALIFYING ACCOUNTS

| | Balance at Beginning of Period[1] | Additions: Charged Against Revenue and to Operating Expense | Additions: Charged to Other Accounts[2] | Amount Written Off or Used | Balance at End of Period[1] |
|---|---|---|---|---|---|
| | (In millions) | | | | |
| Year ended March 29, 2013 | $103 | $252 | $173 | $(417) | $111 |
| Year ended March 30, 2012 | 107 | 227 | 173 | (404) | 103 |
| Year ended April 1, 2011 | 88 | 237 | 150 | (368) | 107 |

(1) The balances include allowance for doubtful accounts, reserve for product returns, and reserve for rebates.

(2) Charged to other accounts include the unrecognized customer rebates and the product returns for unrecognized revenue and are recorded as a reduction of deferred revenue.

# 2013 Corporate Information

## BOARD OF DIRECTORS

**Daniel H. Schulman**
Chairman of the Board,
Symantec and Group President,
Enterprise Growth,
American Express Company

**Stephen M. Bennett**
President and Chief Executive
Officer, Symantec

**Michael A. Brown**
Chairman of the Board, Line 6, Inc.

**Frank E. Dangeard**
Managing Partner, Harcourt

**Geraldine B. Laybourne**
Chairman of the Board, Alloy, Inc.

**David L. Mahoney**
Former Co-Chief Executive Officer,
McKesson HBOC, Inc. and
Chief Executive Officer,
iMcKesson LLC

**Robert S. Miller**
Chairman of the Board,
American International Group, Inc.

**V. Paul Unruh**
Former Chief Financial Officer
and Vice Chairman, Bechtel
Group, Inc.

## EXECUTIVE MANAGEMENT

**Stephen M. Bennett**
President and
Chief Executive Officer

**James Beer**
Executive Vice President
Chief Financial Officer

**Francis deSouza**
Executive Vice President
President, Products and Services

**Matt Ellard**
Senior Vice President
Europe, Middle East, and Africa

**Stephen Gillett**
Executive Vice President
Chief Operating Officer

**Marty Hodgett**
Senior Vice President
Chief Information Officer

**Bettina Koblick**
Senior Vice President
Chief Human Resources Officer

**Manny Kostas**
Senior Vice President
Chief Marketing Officer

**Bernard Kwok**
Senior Vice President
Asia, Pacific and Japan

**Colleen Lacter**
Vice President
Chief Communications Officer

**Aled Miles**
Senior Vice President
Latin America

**Brett Shirk**
Senior Vice President
North America

**Scott Taylor**
Executive Vice President
General Counsel and Secretary

**Stephen Trilling**
Senior Vice President
Chief Technology Officer

## ANNUAL MEETING

The Annual Meeting will be held
on Tuesday, October 22, 2013
at 9:00 a.m. PT at:
350 Ellis Street
Mountain View, CA 94043
(650) 527-8000
www.symantec.com/invest

**Stock Exchange Listing**
Symantec's common stock is traded
on the NASDAQ exchange under
the Symbol "SYMC."

**Transfer Agent**
Computershare Trust Company N.A.
Investor Services
P.O. Box 43078
Providence, RI 02940-3078
www.computershare.com
(877) 282-1168 or (781) 575-2879

**Investor Relations**
Investor inquiries may be directed to:
Helyn Corcos
Investor Relations
350 Ellis Street
Mountain View, CA 94043
(650) 527-5523
hcorcos@symantec.com
www.symantec.com/invest

**Annual Report on Form 10-K**
A copy of Symantec's Form 10-K,
including exhibits, for the period
ended March 29, 2013, as filed
with the Securities and Exchange
Commission, is available without
charge upon request or can be
accessed at:
www.symantec.com/invest

**Independent Auditors**
KPMG LLP
Mission Towers I, Suite 100
3975 Freedom Circle Drive
Santa Clara, CA 95054


Symantec


SEC MAIL PROCESSING SECTION
SEP 12 2013
WASH. DC
193
RECEIVED

350 Ellis Street
Mountain View, CA 94043
Tel: (650) 527-8000

www.symantec.com